Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-171374,
333-171374-01 and 333-171374-02

PROSPECTUS JANUARY 10, 2011

$325,000,000

NEXSTAR BROADCASTING, INC.

MISSION BROADCASTING, INC.

Exchange Offer for

Senior Secured Second Lien Notes due 2017

Offer for outstanding Senior Secured Second Lien Notes due 2017, in the aggregate principal amount of $325,000,000 (which we refer to as the “Old Notes”) in exchange for up to $325,000,000 aggregate principal amount of Senior Secured Second Lien Notes due 2017 which have been registered under the Securities Act of 1933, as amended, (which we refer to as the “New Notes”).

Terms of the Exchange Offer:

•	Expires 5:00 p.m., New York City time, February 8, 2011, unless extended.

•	Not subject to any condition other than that the exchange offer does not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.

•	Nexstar Broadcasting and Mission can amend or terminate the exchange offer.

•	Nexstar Broadcasting and Mission will exchange all Senior Secured Second Lien Notes due 2017 that are validly tendered and not validly withdrawn.

•	Nexstar Broadcasting and Mission will not receive any proceeds from the exchange offer.

•	The exchange of notes will not be a taxable exchange for United States federal income tax purposes.

•	You may withdraw tendered outstanding Old Notes any time before the expiration of the exchange offer.

Terms of the New Notes:

•

The New Notes will be secured on a second priority basis, subject to certain exceptions and certain permitted liens, by Nexstar Broadcasting’s, Mission’s and the guarantors’ assets that secure our and Mission’s senior secured credit facilities on a first priority basis.

•

Nexstar Broadcasting’s ultimate parent, Nexstar Broadcasting Group, Inc. and all of Nexstar Broadcasting’s and Mission’s future domestic restricted subsidiaries will guarantee the notes on a senior secured basis. However, Nexstar Broadcasting Group, Inc., Nexstar’s ultimate parent will not be considered a guarantor (as defined in the indenture) for any purpose under the indenture and, therefore, will not be subject to the indenture.

•	The New Notes mature on April 15, 2017. The New Notes will bear interest at 8.875% per annum.

•	Nexstar Broadcasting and Mission may redeem the New Notes at any time on or after April 14, 2014.

•	Upon a change of control, Nexstar Broadcasting and Mission may be required to offer to repurchase the New Notes.

•	The terms of the New Notes are identical to Nexstar Broadcasting’s and Mission’s outstanding Old Notes except for transfer restrictions and registration rights.

For a discussion of specific risks that you should consider before tendering your outstanding Senior Secured Second Lien Notes due 2017 in the exchange offer, see “Risk Factors” beginning on page 9.

There is no public market for Nexstar Broadcasting’s and Missions’s outstanding Senior Secured Second Lien Notes due 2017 or the New Notes. However, you may trade Nexstar Broadcasting’s and Mission’s outstanding Senior Secured Second Lien Notes due 2017 in the Private Offering Resale and Trading through Automatic Linkages, or PORTAL™, market.

Each broker-dealer that receives New Notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker dealer who acquired Old Notes as a result of market making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with any resales of the New Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the New Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 10, 2011

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling noteholders are offering to sell, and seeking offers to buy, Senior Secured Second Lien Notes due 2017 only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Senior Secured Second Lien Notes due 2017.

Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new securities. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where those securities were acquired by this broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

As used in this prospectus and unless the context indicated otherwise, “Notes” refers, collectively, to our “Old Notes” and “New Notes.”

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PROSPECTUS SUMMARY

Certain capitalized terms used in this prospectus have the following meanings unless the context indicates otherwise, “Nexstar” refers to Nexstar Broadcasting Group, Inc. and its consolidated subsidiaries; “Nexstar Broadcasting” refers to Nexstar Broadcasting, Inc., our indirect subsidiary and the co-issuer of the Notes; “Nexstar Finance Holdings” refers to Nexstar Finance Holdings, Inc., our wholly-owned subsidiary; “Mission” refers to Mission Broadcasting, Inc., a co-issuer of the Notes; and all references to “we,” “our,” “ours,” and “us” refer to Nexstar Broadcasting Group, Inc., and its consolidated subsidiaries. Unless specified, all financial information in this prospectus is information regarding Nexstar Broadcasting Group, Inc. and its consolidated subsidiaries and Mission Broadcasting, Inc. This prospectus includes specific terms of the New Notes we are offering as well as information regarding our business and detailed financial data. For a more complete understanding of this offering, we encourage you to read this prospectus in its entirety.

Nexstar and Mission are television broadcasting companies focused exclusively on the acquisition, development and operation of television stations in medium-sized markets in the United States, primarily markets that rank from 50 to 175, as reported by A.C. Nielsen Company.

Nexstar currently owns, operates, programs or provides sales and other services to 59 television stations and four digital multi-cast channels, including those owned by Mission, in 34 markets in the states of Illinois, Indiana, Maryland, Missouri, Montana, Texas, Pennsylvania, Louisiana, Arkansas, Alabama, New York, Rhode Island, Utah and Florida. Nexstar’s television station group includes affiliates of NBC (12 stations), CBS (11 stations), ABC (9 stations), FOX (15 stations), MyNetworkTV (7 stations and one digital multi-cast channel), The CW (4 stations), LATV (2 digital multi-cast channels), Azteca America (1 station) and Telemundo (1 digital multi-cast channel) and reaches approximately 13.3 million viewers or 11.4% of all U.S. television households.

Mission currently owns and operates 16 stations and one digital multi-cast channel. The stations that Mission owns and operates are in markets located in New York, Pennsylvania, Illinois, Indiana, Missouri, Arkansas, Louisiana, Texas and Montana. These stations are diverse in their network affiliations: 14 have primary affiliation agreements with one of the four major networks—3 with NBC, 5 with Fox, 4 with ABC, and 2 with CBS, and 2 stations have an agreement with MyNetworkTV. Additionally, one of the stations has a secondary network affiliation with MyNetworkTV that is broadcast over a digital multi-cast channel.

Our Relationship with Mission

Through various local service agreements with Mission, we currently provide sales, programming and other services to Mission’s 16 television stations. Mission is 100% owned by an independent third party. We do not own Mission or any of its television stations. In order for both us and Mission to comply with Federal Communications Commission (“FCC”) regulations, Mission maintains complete responsibility for and control over programming, finances and personnel for its stations. However, as a result of our guarantee of Mission’s senior secured credit facility, our arrangements under local service agreements, our power over significant activities affecting Mission’s economic performance, including budgeting, advertising and hiring and firing of sales force personnel, and purchase option agreements with Mission’s sole shareholder, we are deemed under accounting principles generally accepted in the United States (“GAAP”) to have a controlling financial interest in Mission. As a result of our controlling financial interest in Mission under GAAP and in order to present fairly our financial position, results of operations and cash flows, we consolidate the financial position, results of operations and cash flows of Mission with us as if Mission were a wholly-owned entity.

Mission’s common stock is not currently traded on any market and David S. Smith, the sole shareholder of Mission, holds 1,000 shares of common stock.

Background of the Notes

In April 2010, Nexstar Broadcasting and Mission used the net proceeds from the offering of the Old Notes, together with borrowings under Nexstar Broadcasting’s and Mission’s amended senior secured credit facilities and cash on hand, to repurchase most of Nexstar Broadcasting’s outstanding senior subordinated payment-in-kind notes due 2014 (the “Senior Subordinated PIK Notes”), to refinance Nexstar Broadcasting’s senior secured credit facility (the “Nexstar Facility”) and Mission’s senior secured credit facility (the “Mission Facility”) and to pay related fees and expenses. We and Mission obtained amendments to the Nexstar Facility and the Mission Facility to, among other things, extend the maturity of the existing facility, adjust the existing leverage covenants, permit the incurrence of the additional indebtedness and grant the second-priority senior secured lien securing the Notes. The amendments became effective concurrently with the completion of the offering of the Old Notes. As of September 30, 2010, Nexstar and Mission had total combined debt of $646.0 million.

Corporate and Other Information

Our principal executive offices are located at 5215 N. O’Connor Blvd., Suite 1400, Irving, Texas 75039, and our main telephone number at that address is (972) 373-8800. Our website is located at http://www.nexstar.tv. The information contained on our website or that can be accessed through our website is not part of this prospectus memorandum and you should not rely on that information.

Mission’s principal executive offices are located at 30400 Detroit Road, Suite 304, Westlake, Ohio 44145, and its main telephone number at that address is (440) 526-2227.

Corporate Structure

The following diagram summarizes our operational structure and our relationship with Mission, whose results of operations and financial position are consolidated with ours.

(1)	Guarantor under the Nexstar Facility and Mission Facility, the 11.375% Senior Discount Notes due 2013, the 7% Senior Subordinated Notes due 2014 (the “7% Notes”), the 7% Senior Subordinated PIK Notes due 2014 (the “7% PIK Notes”), and the Senior Secured Second Lien Notes.
(2)	Issuer of the 11.375% Senior Discount Notes due 2013 and guarantor under the Nextar Facility and the Mission Facility.
(3)	Issuer of the 7% Notes, 7% PIK Notes, Co-Issuer of the Senior Secured Second Lien Notes, borrower under the Nexstar Facility and guarantor under the Mission Facility.
(4)	Borrower under the Mission Facility, Co-Issuer of the Senior Secured Second Lien Notes and guarantor under the 7% Notes, 7% PIK Notes and the Nexstar Facility.

Purpose of the Exchange Offer

On April 8, 2010, Nexstar Broadcasting and Mission sold, through a private placement exempt from the registration requirements of the Securities Act, $325.0 million principal amount of Senior Secured Second Lien Notes due 2017, all of which are eligible to be exchanged for New Notes. We refer to these notes as “Old Notes” in this prospectus. The Old Notes are subject to transfer restrictions until we consummate this exchange offer or they are resold under a shelf registration statement.

Simultaneously with the private placement, Nexstar Broadcasting and Mission entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the registration rights agreement, Nexstar Broadcasting and Mission are required to use their reasonable best efforts to cause a registration statement for substantially identical Notes, which will be issued in exchange for the Old Notes, to be filed as soon as practicable after April 8, 2010, but in no event later than January 14, 2011. We refer to the Notes to be registered under this exchange offer registration statement as “New Notes” and collectively with the Old Notes, we refer to them as the “Notes” in this prospectus. You may exchange your Old Notes for New Notes in this exchange offer. You should read the discussion under the headings “—Summary of the Exchange Offer,” “The Exchange Offer” and “Description of Notes” for further information regarding the New Notes.

Nexstar Broadcasting and Mission did not register the Old Notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the Old Notes may only be transferred in limited circumstances under the securities laws. If the holders of the Old Notes do not exchange their Old Notes in the exchange offer, they lose their right to have the Old Notes registered under the Securities Act, subject to certain limitations. Anyone who still holds Old Notes after the exchange offer may be unable to resell their Old Notes.

Summary of the Exchange Offer

The Exchange Offer

Securities Offered	$325.0 million principal amount of Senior Secured Second Lien Notes due 2017. The Notes are subject to transfer restrictions until Nexstar Broadcasting and Mission consummate this exchange offer or they are resold under a shelf registration statement.

The Exchange Offer

Nexstar Broadcasting and Mission are offering to exchange the Old Notes for a like principal amount at maturity of the New Notes. Old Notes may be exchanged only in integral principal at maturity multiples of $1,000. This exchange offer is being made pursuant to a registration rights agreement dated as of April 8, 2010, which granted the initial purchasers and any subsequent holders of the Old Notes certain exchange and registration rights. This exchange offer is intended to satisfy those exchange and registration rights with respect to the Old Notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

Expiration Date; Withdrawal of Tender	Nexstar Broadcasting’s and Mission’s exchange offer will expire 5:00 p.m. New York City time, on February 8, 2011, or a later time if we choose to extend this exchange offer. You may withdraw your tender of Old Notes at any time prior to the expiration date. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged. Any Old Notes not accepted by Nexstar Broadcasting or Mission for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the exchange offer.

Resales	We believe that you can offer for resale, resell and otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act if:

•	you acquire the New Notes in the ordinary course of business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes;

•	you are not an “affiliate” of Nexstar, as defined in Rule 405 of the Securities Act; and

•	you are not a broker-dealer.

If any of these conditions is not satisfied and you transfer any New Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Nexstar Broadcasting and Mission do not assume or indemnify you against this liability.

Each broker-dealer acquiring New Notes issued for its own account in exchange for Old Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any New Notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the New Notes issued in the exchange offer.

Conditions to the Exchange Offer

Nexstar Broadcasting’s and Mission’s obligation to accept for exchange, or to issue the New Notes in exchange for, any Old Notes is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by any staff of the Securities and Exchange Commission, or any order of any governmental agency or court of law. Nexstar Broadcasting and

Mission currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Notes Held in the Form of Book-Entry Interests	The Old Notes were issued as global securities and were deposited upon issuance with The Bank of New York. The Bank of New York issued certificateless depositary interests in those outstanding Old Notes, which represent a 100% interest in those Old Notes, to The Depositary Trust Company.

Beneficial interests in the outstanding Old Notes, which are held by direct or indirect participants in the Depository Trust Company, are shown on, and transfers of the Old Notes can only be made through, records maintained in book-entry form by The Depository Trust Company.

You may tender your outstanding Old Notes by instructing your broker or bank where you keep the Old Notes to tender them for you. In some cases you may be asked to submit the BLUE-colored “Letter of Election and Instructions to Brokers or Bank” that may accompany this prospectus. By tendering your Old Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “The Exchange Offer.” Your outstanding Old Notes will be tendered in multiples of $1,000.

A timely confirmation of book-entry transfer of your outstanding Old Notes into the exchange agent’s account at The Depository Trust Company, under the procedure described in this prospectus under the heading “The Exchange Offer” must be received by the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

United States Federal Income Tax Considerations	The exchange offer should not result in any income, gain or loss to the holders of Old Notes or to us for United States federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	Nexstar Broadcasting and Mission will not receive any proceeds from the issuance of the New Notes in the exchange offer.

Exchange Agent	The Bank of New York is serving at the exchange agent for the exchange offer.

PORTAL Market	There is no public market for Nexstar Broadcasting’s or Mission’s outstanding Senior Secured Second Lien Notes due 2017 or the New Notes.

Shelf Registration Statement	In limited circumstances, holders of Old Notes may require Nexstar Broadcasting and Mission to register their Old Notes under a shelf registration statement.

The New Notes

The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will be registered under the Securities Act. As a result, the New Notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the Old Notes. The New Notes represent the same debt as the Old Notes. The Old Notes and the New Notes are governed by the same indenture and are together considered a “series” of securities under that indenture. Unless the context indicates otherwise, we use the term “Notes” in this prospectus to refer collectively to the Old Notes and the New Notes.

Issuer	Nexstar Broadcasting, Inc. and Mission Broadcasting, Inc.

The New Notes	$325.0 million principal amount of Senior Secured Second Lien Notes due 2017. The Notes are subject to transfer restrictions until Nexstar Broadcasting and Mission consummate this exchange offer or they are resold under a shelf registration statement.

Maturity	April 15, 2017.

Interest Rate	The New Notes will bear interest at 8.875% per annum.

Interest Payment Dates	April 15 and October 15

First payment: April 15, 2011.

Denominations	$1,000 minimum and $1,000 integral multiples thereof.

Guarantees	Nexstar Broadcasting’s ultimate parent, Nexstar Broadcasting Group, Inc., and all of Nexstar Broadcasting’s and Mission’s future domestic restricted subsidiaries will guarantee the Notes on a senior secured basis. However, Nexstar Broadcasting Group, Inc. will not be considered a guarantor for any purpose under the indenture and, therefore, will not be subject to the indenture.

Ranking	The Notes and guarantees will be second lien senior secured obligations of Nexstar Broadcasting, Mission and the guarantors and will:

•	rank equally in right of payment to all of Nexstar Broadcasting’s, Mission’s and the guarantors’ existing and future senior indebtedness;

•

rank senior in right of payment to all of Nexstar Broadcasting’s, Mission’s and the guarantors’ existing and future indebtedness and other obligations that expressly provide for their subordination to the Notes and the guarantees;

•

be effectively senior to all of Nexstar Broadcasting’s, Mission’s and the guarantors’ existing and future unsecured indebtedness to the extent of the value of the collateral securing the Notes, after giving effect to first priority liens on the collateral and permitted liens;

•	be effectively junior to Nexstar Broadcasting’s, Mission’s and the guarantors’ indebtedness that is either (i) secured by priority liens on the collateral, including indebtedness under the Nexstar Facility and the Mission Facility, or (ii) secured by assets that are not part of the collateral that is securing the Notes, to the extent of the value of the collateral; and

•	be structurally subordinated to all of the liabilities, including trade payables, of our and Mission’s future subsidiaries that do not guarantee the Notes.

Optional Redemption	Nexstar Broadcasting and Mission may redeem some or all of the Notes at any time prior to April 15, 2014 at a price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole” premium as set forth under “Description of Notes—Optional Redemption.”

Additionally, Nexstar Broadcasting and Mission may redeem the Notes, in whole or in part, at any time on and after April 15, 2014 at the redemption prices set forth under “Description of Notes—Optional Redemption” plus accrued and unpaid interest to the redemption date.

Optional Redemption after Equity Offerings	Nexstar Broadcasting and Mission may redeem up to 35% of the outstanding Notes with money that we or Mission raise in one or more equity offerings at any time (which may be more than once) prior to April 15, 2013, as long as at least 65% of the aggregate principal amount of Notes issued remains outstanding afterwards. See “Description of Notes—Optional Redemption.”

Change of Control	If we or our subsidiaries experience specific kinds of a change of control, Nexstar Broadcasting and Mission must give holders of the Notes the opportunity to sell to Nexstar Broadcasting their Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Nexstar Broadcasting and Mission may not be able to pay you the required price for Notes you present to Nexstar Broadcasting or Mission at the time of a change of control, because:

•	Nexstar Broadcasting and Mission might not have enough funds at that time; or

•	the terms of the Nexstar Facility or the Mission Facility may prevent us or Mission from paying.

Asset Sale Proceeds	If we, Mission or our and Mission’s subsidiaries engage in asset sales, under certain circumstances Nexstar Broadcasting and Mission must offer to purchase the Notes at the prices listed under “Description of Notes—Repurchase at the Option of Holders—Asset Sales,” plus accrued and unpaid interest to the repurchase date.

Certain Covenants	The indenture governing the Notes will contain covenants limiting our and Mission’s (and most or all of our and Mission’s subsidiaries’) ability to:

•	pay dividends or make certain other restricted payments or investments;

•	incur additional indebtedness and issue disqualified stock;

•	create liens on assets;

•	merge, consolidate, or sell all or substantially all of our or Mission’s and our or Mission’s restricted subsidiaries’ assets;

•	enter into certain transactions with affiliates;

•	create restrictions on dividends or other payments by our and Mission’s restricted subsidiaries; and

•	create guarantees of indebtedness by restricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. See “Description of Notes—Certain Covenants.”

No Prior Market	The Notes will be new securities for which there is currently no market. Accordingly, we cannot assure you that a liquid market for the Notes will develop or be maintained.

Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

Risk Factors	Investing in the Notes involves substantial risks. See “Risk Factors” for a description of certain of the risks you should consider before investing in the Notes.

The Notes will not be entitled to the benefit of any mandatory sinking fund.

For more complete information about the Notes, see the “Description of Notes” section of this prospectus.

RISK FACTORS

An investment in the Notes is subject to numerous risks, including those listed below. Additional risks and uncertainties not currently known to us and Mission or that we and Mission currently deem to be immaterial may also materially and adversely affect our business operations. You should carefully consider the following risks, along with the information provided elsewhere in this prospectus. These risks could materially affect our and Mission’s ability to meet our obligations under the Notes. You could lose all or part of your investment in, and the expected return on, the Notes.

Risks Related to the Exchange Offer

Because there is no public market for the New Notes, you may not be able to sell your New Notes.

The New Notes will be registered under the Securities Act of 1933, as amended, or the Securities Act, but will constitute a new issue of securities with no established trading market, and uncertainty exists with regard to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their New Notes; or

•	the price at which the holders would be able to sell their New Notes.

If a trading market were to develop, the New Notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

Any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. An active trading market might not exist for the New Notes and any trading market that does develop might not be liquid.

In addition, any holder of Old Notes who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The market for non-investment grade debt historically has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. The market for the Notes, if any, may be subject to similar disruptions that could adversely affect their value. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar Notes, Nexstar Broadcasting’s and Mission’s performance and other factors.

Your Old Notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

Nexstar Broadcasting and Mission will issue New Notes pursuant to this exchange offer only after a timely receipt of your Old Notes (including timely notation in book-entry form). Therefore, if you want to tender your Old Notes, please allow sufficient time to ensure timely delivery. If Nexstar Broadcasting and Mission do not receive your Old Notes, by the expiration date of the exchange offer, Nexstar Broadcasting and Mission will not accept your Old Notes for exchange. Nexstar Broadcasting and Mission are under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. If there are defects or irregularities with respect to your tender of Old Notes, Nexstar Broadcasting and Mission will not accept your Old Notes for exchange.

If you do not exchange your Old Notes, your Old Notes will continue to be subject to the existing transfer restrictions and you may be unable to sell your Old Notes.

Nexstar Broadcasting and Mission did not register the Old Notes, nor do Nexstar Broadcasting and Mission intend to do so following the exchange offer. The Old Notes that are not tendered will, therefore, continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your Old Notes, you will be subject to existing transfer restrictions. As a result, if you hold Old Notes after the exchange offer, you may be unable to sell your Old Notes. If a large number of outstanding Old Notes are exchanged for New Notes issued in the exchange offer, it may be difficult for holders of outstanding Old Notes that are not exchanged in the exchange offer to sell their Old Notes, since those Old Notes may not be offered or sold unless they are registered or there are exemptions from registration requirements under the Securities Act or state laws that apply to them. In addition, if there are only a small number of Old Notes outstanding, there may not be a very liquid market in those Old Notes. There may be few investors that will purchase unregistered securities in which there is not a liquid market.

If you exchange your Old Notes, you may not be able to resell the New Notes you receive in the exchange offer without registering them and delivering a prospectus.

You may not be able to resell New Notes you receive in the exchange offer without registering those New Notes or delivering a prospectus. Based on interpretations by the Commission in no-action letters, Nexstar Broadcasting and Mission believe, with respect to New Notes issued in the exchange offer, that:

•	holders who are not “affiliates” of Nexstar within the meaning of Rule 405 of the Securities Act;

•	holders who acquire their New Notes in the ordinary course of business;

•	holders who do not engage in, intend to engage in, or have arrangements to participate in a distribution (within the meaning of the Securities Act) of the New Notes; and

•	are not broker-dealers

do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the SEC in no-action letters, and would have to register the New Notes they receive in the exchange offer and deliver a prospectus for them. In addition, holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of New Notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their outstanding New Notes in market-making activities or other trading activities and must deliver a prospectus when they resell New Notes they acquire in the exchange offer in order not to be deemed an underwriter.

Risks Related to The Notes

Our and Mission’s substantial debt could limit our ability to grow and compete.

As of September 30, 2010, Nexstar and Mission had $646.0 million of debt, which represented 141.6% of Nexstar and Mission’s total combined capitalization. The companies’ high level of debt could have important consequences to our and Mission’s business. For example, it could:

•	make it more difficult to pay Nexstar Broadcasting’s and Mission’s debts, including payments on the Notes as they come due;

•	limit Nexstar Broadcasting’s and Mission’s ability to borrow additional funds or obtain additional financing in the future;

•	limit Nexstar Broadcasting’s and Mission’s ability to pursue acquisition opportunities;

•	expose Nexstar Broadcasting and Mission to greater interest rate risk since the interest rate on borrowings under the senior credit facilities is variable;

•	limit Nexstar Broadcasting’s and Mission’s flexibility to plan for and react to changes in Nexstar Broadcasting’s and Mission’s business and Nexstar Broadcasting’s and Mission’s industry; and

•

impair Nexstar Broadcasting’s and Mission’s ability to withstand a general downturn in Nexstar Broadcasting’s and Mission’s business and place Nexstar Broadcasting and Mission at a disadvantage compared to Nexstar Broadcasting’s and Mission’s competitors that are less leveraged.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” for disclosure of the approximate aggregate amount of principal indebtedness scheduled to mature.

We and Mission could also incur additional debt in the future. The terms of the Nexstar Facility and the Mission Facility, as well as the indentures governing Nexstar’s publicly-held notes, limit, but do not prohibit Nexstar Broadcasting and Mission from incurring substantial amounts of additional debt. To the extent Nexstar Broadcasting and Mission incur additional debt Nexstar Broadcasting and Mission would become even more susceptible to the leverage-related risks described above.

If Nexstar Broadcasting or Mission default on Nexstar Broadcasting’s or Mission’s obligations to pay Nexstar Broadcasting’s or Mission’s other indebtedness, Nexstar Broadcasting or Mission may not be able to make payments on the Notes.

Any default under the agreements governing Nexstar Broadcasting’s and Mission’s indebtedness, including a default under the Nexstar Facility or the Mission Facility, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could prohibit Nexstar Broadcasting and Mission from making payments of principal, premium, if any, or interest on the Notes and could substantially decrease the market value of the Notes. If Nexstar Broadcasting or Mission are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on Nexstar Broadcasting’s or Mission’s indebtedness, or if Nexstar Broadcasting or Mission otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing Nexstar Broadcasting’s or Mission’s indebtedness (including the Nexstar Facility and the Mission Facility), Nexstar Broadcasting or Mission could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest. More specifically, the lenders under the Nexstar Facility or the Mission Facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against Nexstar Broadcasting’s and Mission’s assets, and Nexstar Broadcasting or Mission could be forced into bankruptcy, if applicable to Nexstar Broadcasting or Mission, or liquidation. If Nexstar Broadcasting’s or Mission’s operating performance declines, Nexstar Broadcasting or Mission may in the future need to seek waivers from the required lenders under the Nexstar Facility or the Mission Facility to avoid being in default. If Nexstar Broadcasting or Mission breach covenants under the Nexstar Facility or the Mission Facility and seek a waiver, Nexstar Broadcasting or Mission may not be able to obtain a waiver from the required lenders. If this occurs, Nexstar Broadcasting and Mission would be in default under the Nexstar Facility and the Mission Facility, the lenders could exercise their rights as described above, and Nexstar Broadcasting and Mission could be forced into bankruptcy, to the extent applicable to Nexstar Broadcasting or Mission, or liquidation. No assurance can be given that, if Nexstar Broadcasting or Mission breach covenants under the Nexstar Facility or the Mission Facility and Nexstar Broadcasting’s or Mission’s creditors seek to enforce their rights under the federal bankruptcy laws, that a forum will be available to creditors. See “Description of Notes.”

Nexstar Broadcasting’s and Mission’s ability to generate cash depends on many factors beyond Nexstar Broadcasting’s and Mission’s control, and Nexstar Broadcasting and Mission may not be able to generate the cash required to service Nexstar Broadcasting’s and Mission’s debt.

Nexstar Broadcasting’s and Mission’s ability to make payments on and refinance Nexstar Broadcasting’s and Mission’s indebtedness, including the Notes, and to fund Nexstar Broadcasting’s and Mission’s operations will depend on Nexstar Broadcasting’s and Mission’s ability to generate cash in the future. Nexstar Broadcasting’s and Mission’s historical financial results have been, and Nexstar Broadcasting’s and Mission’s future financial results are expected to be, subject to substantial fluctuations, and will depend upon general economic conditions and financial, competitive, legislative, regulatory and other factors that are beyond Nexstar Broadcasting’s and Mission’s control. If Nexstar Broadcasting and Mission are unable to meet Nexstar Broadcasting’s and Mission’s debt service obligations or fund Nexstar Broadcasting’s and Mission’s other liquidity needs, Nexstar Broadcasting and Mission may need to refinance all or a portion of Nexstar Broadcasting’s and Mission’s debt, including the Notes, before maturity, seek additional equity capital, reduce or delay scheduled expansions and capital expenditures or sell material assets or operations. Nexstar Broadcasting and Mission cannot assure you that Nexstar Broadcasting and Mission will be able to pay Nexstar Broadcasting’s and Mission’s debt or refinance it on commercially reasonable terms, or at all, or to fund Nexstar Broadcasting’s and Mission’s liquidity needs.

If for any reason Nexstar Broadcasting and Mission are unable to meet Nexstar Broadcasting’s and Mission’s debt service obligations, Nexstar Broadcasting and Mission would be in default under the terms of the agreements governing Nexstar Broadcasting’s and Mission’s outstanding debt. If such a default were to occur, the lenders under each of the Nexstar Facility and the Mission Facility could elect to declare all amounts outstanding under such facility immediately due and payable, and the lenders would not be obligated to continue to advance funds under such facility. If the amounts outstanding are accelerated, Nexstar Broadcasting’s and Mission’s assets may not be sufficient to repay in full the money owed to the banks or to Nexstar Broadcasting’s and Mission’s debt holders, including holders of Notes.

Value should not be assigned to the guarantee of the Notes provided by Nexstar Broadcasting Group and you should not expect Nexstar Broadcasting Group to participate in making any payments in respect of the Notes.

The Notes will be guaranteed by Nexstar Broadcasting Group, but you should not assign any value to such guarantee. Nexstar Broadcasting Group is a holding company, the only assets of which are the shares of Nexstar Broadcasting’s direct parent company. Nexstar Broadcasting Group is dependent for the service of its indebtedness on the ability of Nexstar Broadcasting to generate cash flow and make this cash available to Nexstar Broadcasting Group by dividend, distribution, loan or otherwise. The covenants in the indenture governing the Notes will apply only to Nexstar Broadcasting, Mission and certain of their future subsidiaries and do not apply to any direct or indirect parent of Nexstar Broadcasting, including Nexstar Broadcasting Group. As noted elsewhere in this prospectus, Nexstar Broadcasting Group currently has a substantial amount of indebtedness outstanding, including guarantees of subsidiary indebtedness. Any direct or indirect parent of Nexstar Broadcasting, including Nexstar Broadcasting Group, may be able to incur significant additional indebtedness in the future, and the indenture governing the Notes does not prohibit any such entity from doing so.

The imposition of certain permitted liens will cause the assets on which such liens are imposed to be excluded from the collateral securing the Notes and the guarantees. There are also certain other assets that are also excluded from the collateral.

The collateral securing the Notes and the guarantees may be subject to existing liens permitted under the terms of the indenture. The indenture will also permit liens in favor of third parties to secure additional debt, including purchase money indebtedness and capitalized lease obligations, and any assets subject to such liens will be automatically excluded from the collateral securing the Notes and the guarantees to the extent the agreements governing such indebtedness prohibit additional liens. Nexstar Broadcasting’s and Mission’s ability to incur purchase money indebtedness and capitalized lease obligations is subject to the limitations described in “Description of Notes.” In addition, certain categories of assets are excluded from the collateral securing the Notes and the guarantees. See “Description of Notes.” If an event of default occurs and the Notes are accelerated, the Notes and the guarantees will rank equally in right with the holders of other unsubordinated and unsecured indebtedness and other liabilities of the relevant entity with respect to such excluded assets. As a result, if the value of the assets securing the Notes and the guarantees (taking into account any secured indebtedness with a prior security interest on such asset) is less than the aggregate amount of the claims of the holders of the Notes, the holders of the Notes may not receive any substantial recovery from the excluded assets.

The collateral securing the Notes is subject to control by creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay both the first priority creditors and the holders of the Notes.

The Notes will be secured on a second priority basis by substantially all of the collateral securing the Nexstar Facility and the Mission Facility on a first priority basis. In addition, under the terms of the indenture governing the Notes, Nexstar Broadcasting and Mission will be permitted in the future to incur additional indebtedness and other obligations that may share in the second priority liens on the collateral securing the Notes and in the first priority liens on the collateral securing the Nexstar Facility.

The holders of obligations secured by the first priority liens on the collateral will be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before the holders of the Notes and other obligations secured by second priority liens will be entitled to any recovery from the collateral. Nexstar Broadcasting and Mission cannot assure you that, in the event of a foreclosure, the proceeds from the sale of all of such collateral would be sufficient to satisfy the amounts outstanding under the Notes and other obligations secured by the second priority liens, if any, after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the Notes, then holders of the Notes (to the extent not repaid from the proceeds of the sale of the collateral) would only have an unsecured claim against Nexstar Broadcasting’s and Mission’s remaining assets, which claim will rank equal in priority to the unsecured claims with respect to any unsatisfied portion of the obligations secured by the first priority liens and Nexstar Broadcasting’s and Mission’s other unsecured senior indebtedness. As of September 30, 2010 Nexstar Broadcasting and Mission have approximately $99.8 million of borrowings outstanding under the Nexstar Facility and the Mission Facility to which the Notes are effectively subordinated and $75.0 million of additional borrowing capacity under the Nexstar Facility and the Mission Facility.

Under the indenture governing the Notes, Nexstar Broadcasting and Mission could also incur additional indebtedness secured by first priority liens and second priority liens so long as such first and second priority liens are securing indebtedness permitted to be incurred by the covenants described under “Description of Notes” and certain other conditions are met. Nexstar Broadcasting’s and Mission’s ability to designate future debt as either first priority secured or second priority secured and, in either event, to enable the holders thereof to share in the collateral on either a priority basis or a pari passu basis with holders of the Notes and the Nexstar Facility and the Mission Facility may have the effect of diluting the ratio of the value of such collateral to the aggregate amount of the obligations secured by the collateral.

The right of the collateral agent to foreclose upon and sell the collateral in event of default may also be subject to limitations under the Communications Act and the regulations of the FCC.

Under the Communications Act of 1934, as amended (the “Communications Act”), and implementing rules and regulations of the FCC, the prior consent of the FCC must be obtained prior to any change in direct or indirect control of an entity holding licenses issued by the FCC. Nexstar Broadcasting and Mission hold television station and other licenses issued by the FCC. The foreclosure of Nexstar Broadcasting’s or Mission’s capital stock or of the capital stock of Nexstar Broadcasting’s or Mission’s subsidiaries which directly or indirectly hold such licenses could result in a transfer of control of an entity holding FCC licenses. In the event of default, the collateral agent may be required to obtain the prior consent of the FCC prior to exercising foreclosure rights or selling the collateral securing the Notes. Furthermore, under present rules and regulations of the FCC, no private party may hold a lien or security interest in an FCC license. The FCC only permits the holding of a security interest in the proceeds of the sale of an FCC license. This limitation could complicate the ability of the collateral agent to foreclose upon and sell the collateral. Nexstar Broadcasting and Mission can give no assurance that such consent can be obtained by the collateral agent or any purchaser of the collateral from the collateral agent.

The lenders under the Nexstar Facility and the Mission Facility will have the discretion to release the guarantors under the Nexstar Facility and the Mission Facility in a variety of circumstances which will cause those guarantors to be released from their guarantees of the Notes.

While any obligations under the Nexstar Facility and the Mission Facility remain outstanding, any guarantee of the Notes may be released without action by, or consent of, any holder of the Notes or the trustee under the indenture governing the Notes offered hereby if the related guarantor is no longer a guarantor of the obligations under the Nexstar Facility, the Mission Facility or certain other indebtedness. See “Description of Notes—Note Guarantees.” The lenders under the Nexstar Facility, the Mission Facility or such other indebtedness will have the discretion to release the guarantees under the Nexstar Facility and the Mission Facility in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the Notes.

It may be difficult to realize the value of the collateral securing the Notes.

The collateral securing the Notes will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the trustee for the Notes and any other creditors that also have the benefit of first liens on the collateral securing the Notes from time to time, whether on or after the date the Notes are issued. The initial purchasers have neither analyzed the effect of, nor participated in any negotiations relating to, such exceptions, defects, encumbrances, liens and other imperfections. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the Notes as well as the ability of the collateral agent, to realize or foreclose on such collateral.

The collateral securing the Notes does not include all of Nexstar Broadcasting’s, Mission’s or the guarantors’ assets. In particular, the collateral does not include (i) any rights or interest in any lease, contract, license or license agreement covering personal property or real property of Mission, Nexstar Broadcasting or any guarantor, so long as under the terms of such lease, contract, license or license agreement, or applicable law with respect thereto, the grant of a security interest or lien therein is prohibited, (ii) certain voting shares and capital stock of certain of Nexstar Broadcasting’s and Mission’s subsidiaries, (iii) any individual parcel of Nexstar Broadcasting’s, Mission’s or the guarantor’s leased or owned real property having an appraised fair market value of less than $500,000, (vi) any investment property, letter of credit rights or electronic chattel paper with a value of less than $1.0 million acquired after the issuance of the Notes, (v) any property of the issuer pledged or deposited to the extent the terms of such documents prohibit a lien on the property, (vi) any motor vehicle or rolling stock other than a broadcast or remote production vehicle, (vii) deposit accounts that contain funds up to a maximum aggregate amount at any time for all such accounts of $500,000 or less, and (viii) any FCC license to the extent Nexstar Broadcasting, Mission and the guarantors are prohibited from granting a security interest or lien on it. No appraisals of any collateral have been prepared in connection with this offering. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. Nexstar Broadcasting and Mission cannot assure you that the fair market value of the collateral as of the date of this prospectus exceeds the principal amount of the debt secured thereby. The value of the assets pledged as collateral for the Notes could be impaired in the future as a result of changing economic conditions,

Nexstar Broadcasting’s and Mission’s failure to implement Nexstar Broadcasting’s or Mission’s business strategy, competition and other future trends. Any claim for the difference between the amount, if any, realized by holders of the Notes from the sale of the collateral securing the Notes and the obligations under the Notes will rank equal in right of payment with all of Nexstar Broadcasting’s and Mission’s other unsecured unsubordinated indebtedness and other obligations, including trade payables. Additionally, in the event that a bankruptcy case is commenced by or against Nexstar Broadcasting and Mission, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the Notes and all other senior secured obligations, interest may cease to accrue on the Notes from and after the date the bankruptcy petition is filed.

In the future, the obligation to grant additional security over assets, or a particular type or class of assets, whether as a result of the acquisition or creation of future assets or subsidiaries, the designation of a previously unrestricted subsidiary or otherwise, is subject to the provisions of the security agreement. The security agreement sets out a number of limitations on the rights of the holders of the Notes offered hereby to require security in certain circumstances, which may result in, among other things, the amount recoverable under any security provided by any subsidiary being limited and/or security not being granted over a particular type or class of assets. Accordingly, this may affect the value of the security provided by Nexstar Broadcasting and Mission and Nexstar Broadcasting’s and Mission’s subsidiaries. Furthermore, upon enforcement against any collateral or in insolvency, under the terms of the intercreditor agreement the claims of the holders of the Notes offered hereby to the proceeds of such enforcement will rank behind claims of the holders of obligations under the Nexstar Facility and the Mission Facility, which are first priority obligations, and holders of additional secured indebtedness (to the extent permitted to have priority by the indenture).

The security interest of the collateral agent will be subject to practical problems generally associated with the realization of security interests in collateral. For example, the collateral agent may need to obtain the consent of a third party to obtain or enforce a security interest in a contract. Nexstar Broadcasting and Mission cannot assure you that the collateral agent will be able to obtain any such consent. Nexstar Broadcasting and Mission also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

Holders of the Notes will not control decisions regarding collateral.

The lenders under the Nexstar Facility and the Mission Facility, as holders of first priority lien obligations, will control substantially all matters related to the collateral pursuant to the terms of the intercreditor agreement. The holders of the first priority lien obligations may cause the collateral agent thereunder, which Nexstar Broadcasting and Mission refer to as the “first lien agent,” to dispose of, release, or foreclose on, or take other actions with respect to, the collateral (including amendments of and waivers under the security documents) with which holders of the Notes may disagree or that may be contrary to the interests of holders of the Notes, even after a default under the Notes. To the extent collateral is released from securing the first priority lien obligations, the intercreditor agreement will provide that in certain circumstances, the second priority liens securing the Notes will also be released. In addition, the security documents related to the second priority lien generally provide that, so long as the first priority lien obligations are in effect, the holders of the first priority lien obligations may change, waive, modify or vary the security documents governing such first priority liens without the consent of the holders of the Notes (except under certain limited circumstances) and that the security documents governing the second priority liens will be automatically changed, waived and modified in the same manner. Further, the security documents governing the second priority liens may not be amended in any manner adverse to the holders of the first-priority obligations without the consent of the first lien agent until the first priority lien obligations are paid in full. The security agreement governing the second priority liens will prohibit second priority lienholders from foreclosing on the collateral until payment in full of the first priority lien obligations. Nexstar Broadcasting and Mission cannot assure you that in the event of a foreclosure by the holders of the first priority lien obligations, the proceeds from the sale of collateral would be sufficient to satisfy all or any of the amounts outstanding under the Notes after payment in full of the obligations secured by first priority liens on the collateral.

Your rights in the collateral may be adversely affected by the failure to perfect security interests in collateral.

Applicable law provides that a security interest in certain tangible and intangible assets can be properly perfected and its priority retained only through certain actions undertaken by the secured party. The liens in the collateral securing the Notes may not be perfected with respect to the claims of the Notes if the collateral agent is not able to take the actions necessary to perfect any of these liens on or prior to the date of the indenture governing the Notes. There can be no assurance that collateral agent on behalf of the lenders under the Nexstar Facility or the Mission Facility has taken all actions necessary to create properly perfected security interests in the collateral securing the Notes, which, as a result of the intercreditor agreement, may result in the loss of the priority of the security interest in favor of the noteholders to which they would have been entitled as a result of such non-perfection. In addition, applicable law provides that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. Nexstar Broadcasting, Mission and the guarantors have limited obligations to perfect the noteholders’ security interest in specified collateral. There can be no assurance that the trustee, as collateral agent for the Notes, will monitor, or that Nexstar Broadcasting and Mission will inform the trustee of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the Notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the Notes against third parties.

There are circumstances, other than repayment or discharge of the Notes, under which the collateral securing the Notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, all or a portion of the collateral may be released, including:

•	in whole or in part, as applicable, as to all or any portion of property subject to such liens which have been taken by eminent domain, condemnation or other similar circumstances;

•

in part, as to any property that (a) is sold, transferred or otherwise disposed of by Nexstar Broadcasting, Mission or any subsidiary guarantor (other than to Nexstar Broadcasting, Mission or another subsidiary guarantor) in a transaction not prohibited by the indenture at the time of such sale, transfer or disposition or (b) is owned or at any time acquired by a subsidiary guarantor that has been released from its guarantee in accordance with the indenture, concurrently with the release of such guarantee;

•	in part, in accordance with the applicable provisions of the security documents; and

•	as otherwise set forth in the Intercreditor Agreement.

In addition, the guarantee of a subsidiary guarantor will be released in connection with a sale or merger of such subsidiary guarantor in a transaction not prohibited by the indenture. The indenture for the Notes will also permit Nexstar Broadcasting and Mission to designate one or more of Nexstar Broadcasting’s or Mission’s restricted subsidiaries that is a guarantor of the Notes as an unrestricted subsidiary. If Nexstar Broadcasting and Mission designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the Notes by such subsidiary or any of its subsidiaries will be released under the indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the Notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of Notes—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries.”

The collateral is subject to casualty risks.

Although Nexstar Broadcasting and Mission maintain insurance policies to insure against losses, there are certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate Nexstar Broadcasting or Mission fully for Nexstar Broadcasting’s or Mission’s losses in the event of a catastrophic loss. Nexstar Broadcasting and Mission cannot assure you that any insurance proceeds received by Nexstar Broadcasting or Mission upon the total or partial loss of the pledged collateral will be sufficient to satisfy all of Nexstar Broadcasting’s and Mission’s secured obligations, including the Notes.

Any future pledge of collateral might be avoidable in bankruptcy.

Any future pledge of collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the indenture governing the Notes, might be avoidable by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy if certain events or circumstances exists or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the Notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge or, in certain circumstances, a longer period.

Federal and state statutes allow courts, under specific circumstances, to void Notes and guarantees and require noteholders to return payments received from Nexstar Broadcasting, or Mission or guarantors.

If a bankruptcy case or lawsuit is initiated by unpaid creditors or any issuer or guarantor, the debt represented by the Notes or guarantees may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, the Notes or a guarantee could be voided, or claims in respect of the Notes or the guarantee could be subordinated to certain obligations of an issuer or a guarantor if, among other things, Nexstar Broadcasting, Mission or the guarantor, at the time it entered into the Notes or the guarantee:

•	incurred the obligations with the intent to hinder, delay or defraud creditors; or

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and either:

•	was insolvent or rendered insolvent by reason of issuing the Notes or a guarantee;

•	was engaged in a business or transaction for which the issuer’s or the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay them as they became due.

In addition, any payment by an issuer or a guarantor could be voided and required to be returned to the issuer or guarantor or to a fund for the benefit of the issuer’s or guarantor’s creditors under those circumstances.

The indenture governing the Notes will limit the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. Nexstar Broadcasting and Mission cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the Notes in full when due. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. Further, the value of any collateral pledged by a guarantor that may be realized by the holders of the Notes will be limited to the maximum claim such holders have under the guarantee.

A legal challenge to the obligations under any guarantee on fraudulent conveyance grounds could focus on any benefits received in exchange for the incurrence of those obligations. Nexstar Broadcasting and Mission believe that each guarantor making a guarantee received reasonably equivalent value for incurring the guarantee, but a court may disagree with Nexstar Broadcasting’s and Mission’s conclusion or elect to apply a different standard in making its determination. A court could thus void the obligations under a guarantee, subordinate it to a guarantor’s other debt or take other action detrimental to the holders of the Notes.

The measures of insolvency for purposes of the fraudulent transfer laws vary depending on the law applied in the proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.

In the event of a bankruptcy, the ability of the holders of the Notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

Bankruptcy law could prevent the collateral agent from repossessing and disposing of, or otherwise exercising remedies in respect of, the collateral upon the occurrence of an event of default if a bankruptcy proceeding were to be commenced by or against Nexstar Broadcasting, Mission or the guarantors prior to the collateral agent having repossessed and disposed of, or otherwise exercised remedies in respect of, the collateral. Under the U.S. Bankruptcy Code, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instrument; provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral. The court may find “adequate protection” if the debtor pays cash or grants additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the Notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Nexstar Broadcasting and Mission may not be able to repurchase Notes upon a change of control, which would be an event of default under the indenture.

Upon the occurrence of specific kinds of change of control events specified in “Description of Notes”, Nexstar Broadcasting and Mission will be required to offer to repurchase all of the outstanding Notes. The terms of the Notes may not protect you if Nexstar Broadcasting or Mission undergo a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you unless the transaction is included in the definition of a change of control. The Nexstar Facility and the Mission Facility restrict Nexstar Broadcasting and Mission from repurchasing the Notes without the approval of the lenders. In addition, it is possible that Nexstar Broadcasting and Mission will not have sufficient funds at the time of the change of control to make the required repurchase of Notes or that other restrictions in the Nexstar Facility or the Mission Facility and the indenture governing the Notes will not allow these repurchases. This could constitute an event of default under the Nexstar Facility or the Mission Facility, entitling the lenders to, among other things, cause all indebtedness under the Nexstar Facility or the Mission Facility to become due and payable, and proceed against their collateral. Nexstar Broadcasting’s and Mission’s failure to repurchase the Notes would constitute an event of default under the indenture which would in turn result in an event of default under the Nexstar Facility and the Mission Facility, in which case the lenders under the Nexstar Facility and the Mission Facility could cause all indebtedness under the Nexstar Facility and the Mission Facility to become due and payable.

The agreements governing our and Mission’s debt contain various covenants that limit our management’s discretion in the operation of our and Mission’s business.

The Nexstar Facility, the Mission Facility and the indentures governing Nexstar’s publicly-held notes (including the indenture governing the Notes) contain various covenants that restrict our and Mission’s ability to, among other things:

•	incur additional debt and issue preferred stock;

•	pay dividends and make other distributions;

•	make investments and other restricted payments;

•	make acquisitions;

•	merge, consolidate or transfer all or substantially all of our and Mission’s assets;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell assets or stock of our and Mission’s subsidiaries; and

•	enter into transactions with affiliates.

In addition, the Nexstar Facility requires us to maintain or meet certain financial ratios, including consolidated leverage ratios and interest coverage ratios. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. As a result of these restrictions and covenants, our management’s ability to operate our business at its discretion is limited, and we may be unable to compete effectively, pursue acquisitions or take advantage of new business opportunities, any of which could harm our business. The Mission Facility contains similar terms and restrictions.

If we and Mission fail to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on any collateral securing such debt.

The credit agreement governing the Nexstar Facility contains covenants which require us to comply with certain financial ratios, including: (a) maximum total and senior leverage ratios, (b) a minimum interest coverage ratio, and (c) a minimum fixed charge coverage ratio. The covenants, which are calculated on a quarterly basis, include the combined results of Nexstar Broadcasting and Mission. The credit agreement governing the Mission Facility does not contain financial covenant ratio requirements; however it does include an event of default if Nexstar does not comply with all covenants contained in its credit agreement.

Ability to Service Debt—To service our indebtedness, we and Mission will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our and Mission’s ability to pay the principal of and interest on the Notes, to service our other debt and to finance indebtedness when necessary depends on our financial and operating performance, each of which is subject to prevailing economic conditions and to financial, business, legislative and regulatory factors as well as other factors beyond our control. We and Mission may not generate sufficient cash flow from operations or we and Mission may not able to obtain sufficient funding to satisfy all of our obligations, including the Notes. If we and Mission are unable to pay our obligations as they become due, we and Mission will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. However, any alternative strategies may not feasible at the time or prove adequate. Also, some alternative strategies will require the consent of our and Mission’s lenders before we and Mission engage in those strategies. In addition, the ability to borrow funds under the Nexstar Facility and the Mission Facility in the future will depend on us and Mission meeting the financial covenants in the agreements governing the Nexstar Facility and the Mission Facility, including a minimum interest coverage test and a maximum leverage ratio test. Our and Mission’s business may not generate cash flow from operations or future borrowings may not be available to us under the Nexstar Facility and the Mission Facility, in an amount sufficient to enable us and Mission to pay our debt or to fund other liquidity needs. As a result, we and Mission may need to refinance all or a portion of our debt on or before maturity; however, we and Mission may not be able to refinance our debt on acceptable terms or at all.

Fraudulent Conveyance Matters—Federal and state statutes allow courts, under specific circumstances, to void guarantees, subordinate claims in respect of the Notes and require Nexstar Broadcasting’s and Mission’s noteholders to return payments received from guarantors.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of the Notes or a guarantee could be subordinated to all of Nexstar’s other debts or all other debts of any guarantor if, among other things, Nexstar or the guarantors was insolvent or rendered insolvent by reason of such incurrence, or Nexstar or the guarantors were engaged in a business or transaction for which Nexstar’s or the guarantors remaining assets constituted unreasonably small capital; or Nexstar or the guarantors intended to incur or believed that Nexstar or it would incur, debts beyond Nexstar’s or its ability to pay those debts as they mature. In addition, any payment by Nexstar or the guarantors in accordance with its guarantee could be voided and required to be returned to Nexstar or the guarantor, or to a fund for the benefit of Nexstar’s creditors or the creditors of the guarantors.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assists, or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or it would not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, Nexstar Broadcasting and Mission believe that Nexstar and each guarantor, after giving effect to its guarantee of the Notes, will not be insolvent, will not have unreasonably small capital for the business in which Nexstar and they are engaged and will not have incurred debts beyond Nexstar’s or their ability to pay the debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions.

Risks Related to Our Operations

The continued economic slowdown in the United States and the national and world-wide financial crisis may adversely affect our results of operations, cash flows and financial condition. Among other things, these negative economic trends could adversely affect demand for television advertising, reduce the availability, and increase the cost, of short-term funds for liquidity requirements, and adversely affect our ability to meet long-term commitments. In addition, general trends in the television industry could adversely affect demand for television advertising as consumers flock to alternative media, including the Internet, for entertainment.

The continued economic slowdown in the United States is likely to adversely affect our results of operations and cash flows by, among other things, reducing demand for local and national television advertising and making it more difficult for customers to pay their accounts. Moreover, television viewing among consumers has been negatively impacted by the increasing availability of alternative media, including the Internet. As a result, in recent years demand for television advertising has been declining and demand for advertising in alternative media has been increasing, and we expect this trend to continue.

Our ability to access funds under the our senior credit facility depends, in part, on our compliance with certain financial covenants in the Nexstar Facility, including covenants based on EBITDA as defined in our senior credit facility. If our EBITDA is not sufficient to ensure compliance with these covenants, we might not be able to draw down funds under our revolving credit facility or it might be considered an event of default under the our senior credit facility.

Disruptions in the capital and credit markets, as were experienced during 2009, could adversely affect our ability to draw on our bank revolving credit facilities. Our access to funds under the revolving credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and other discretionary uses of cash.

We and Mission have a history of net losses.

We and Mission had consolidated net losses of $12.6 million, $78.1 million and $19.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. We and Mission may not be able to achieve or maintain profitability.

Our substantial debt could limit our ability to grow and compete.

As of September 30, 2010, we and Mission had $646.0 million of debt, which represented 141.6% of our and Mission’s total combined capitalization. The companies’ high level of debt could have important consequences to our and Mission’s business. For example, it could:

•	limit our and Mission’s ability to borrow additional funds or obtain additional financing in the future;

•	limit our and Mission’s ability to pursue acquisition opportunities;

•	expose us and Mission to greater interest rate risk since the interest rate on borrowings under the Nexstar Facility and Mission Facility are variable;

•	limit our and Mission’s flexibility to plan for and react to changes in our and Mission’s business and our industry; and

•

impair our and Mission’s ability to withstand a general downturn in our and Mission’s business and place us and Mission at a disadvantage compared to our and Mission’s competitors that are less leveraged.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” for disclosure of the approximate aggregate amount of principal indebtedness scheduled to mature.

We and Mission could also incur additional debt in the future. The terms of the Nexstar Facility and the Mission Facility, as well as the indentures governing our publicly-held notes, limit, but do not prohibit us or

Mission from incurring substantial amounts of additional debt. To the extent we or Mission incur additional debt we would become even more susceptible to the leverage-related risks described above.

Mission may make decisions regarding the operation of its stations that could reduce the amount of cash we receive under our local service agreements.

Mission is 100% owned by an independent third party. Mission owns and operates 16 television stations as of September 30, 2010. We and Mission have entered into local service agreements, pursuant to which we provide services to Mission’s stations. In return for the services we provide, we receive substantially all of the available cash, after payment of debt service costs, generated by Mission’s stations. We also guarantee all of the obligations incurred under the Mission Facility, which were incurred primarily in connection with Mission’s acquisition of its stations. The sole shareholder of Mission has granted to us a purchase option to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent, for consideration equal to the greater of (1) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness as defined in the option agreement or (2) the amount of its indebtedness.

We do not own Mission or Mission’s television stations. However, as a result of our guarantee of the obligations incurred under the Mission Facility, our arrangements under the local service agreements, our power over significant activities affecting Mission’s economic performance, including budgeting, advertising and hiring and firing of sales force personnel, and purchase option agreements with Mission’s sole shareholder, we are deemed under GAAP to have a controlling financial interest in Mission while complying with the FCC’s rules regarding ownership limits in television markets. In order for both us and Mission to comply with FCC regulations, Mission maintains complete responsibility for and control over the programming, finances, personnel and operations of its stations. As a result, Mission’s sole shareholder and officers can make decisions with which we disagree and which could reduce the cash flow generated by these stations and, as a consequence, the amounts we receive under our local service agreements with Mission. For instance, we may disagree with Mission’s programming decisions, which programming may prove unpopular and/or may generate less advertising revenue. Furthermore, subject to Mission’s agreement with its lenders, Mission’s sole shareholder could choose to pay himself a dividend.

The revenue generated by stations we operate or provide services to could decline substantially if they fail to maintain or renew their network affiliation agreements on favorable terms, or at all.

Due to the quality of the programming provided by the networks, stations that are affiliated with a network generally have higher ratings than unaffiliated independent stations in the same market. As a result, it is important for stations to maintain their network affiliations. All of the stations that we and Mission operate or provide services to have network affiliation agreements––12 stations have primary affiliation agreements with NBC, 11 with CBS, 9 with ABC, 15 with Fox, 7 with MyNetworkTV, 4 with The CW, and 1 with Azteca America. Additionally, four of the stations have secondary affiliation agreements—one with MyNetworkTV, two with LATV and one with Telemundo. Each of NBC, CBS and ABC generally provides affiliated stations with up to 22 hours of prime time programming per week, while each of Fox, MyNetworkTV and The CW provides affiliated stations with up to 15 hours of prime time programming per week. In return, affiliated stations broadcast the respective network’s commercials during the network programming. Under the affiliation agreements with NBC, CBS and ABC, some of the stations we and Mission operate or provide services to also receive compensation from these networks.

All of the network affiliation agreements of the stations that we and Mission own, operate, program or provide sales and other services to are scheduled to expire at various times through August 2017. Our Fox network agreements for 12 stations expired in June 2010 and have continued under the same terms during our renewal negotiations. Mission’s NBC agreements for two stations and our and Mission’s ABC agreements for eight stations expire in December 2010 and are currently being negotiated with the networks.

Network affiliation agreements are also subject to earlier termination by the networks under limited circumstances. For more information regarding these network affiliation agreements, see “Business—Network Affiliations.”

If the FCC modifies the current definition of local television markets this may affect our operations and the revenue generated by our stations.

When Congress adopted the Satellite Television Extension and Localism Act (STELA) to permit satellite carriers to continue carrying local TV stations it included a provision requiring the FCC to estimate the extent to which consumers in each local market have access to in-state broadcast programming over-the-air or from a multi-channel video programming distributor (MVPD). STELA also requires the Commission to consider alternatives to the use of Designated Market Areas (DMAs) to define local markets in order to provide more consumers with in-state broadcast programming. Network affiliation agreements are granted on a DMA basis; DMAs are used in the planning and purchase of television advertising; the FCC’s TV ownership rules are DMA based; and DMAs determine which stations are “in-market” for carriage of broadcast television stations on cable and DBS systems. The FCC currently is seeking comment on this question. If the FCC redefines the local market to replace DMAs with alternative geographic areas, this will affect viewers, the advertising market, the number of stations carried by MVPDs in the redefined local markets, and ownership of broadcast television stations among other things. Accordingly, any alteration of the definition of a local market by the FCC could have an adverse effect on operations and the revenues generated by our stations.

The loss of or material reduction in retransmission consent revenues could have an adverse effect on our and Mission’s business, financial condition, and results of operations.

Nexstar’s retransmission consent agreements with cable operators, direct broadcast satellite operators, and others permit the operators to carry our stations’ signals in exchange for the payment of compensation to us from the system operators as consideration. The television networks have recently asserted to their local television station affiliates the networks’ position that they, as the owners or licencees of programming we and Mission broadcast and provide for retransmission, are entitled to a portion of the compensation under the retransmission consent agreements. Networks have proposed to include these provisions in their network affiliation agreements. Inclusion of these or similar provisions in our and Mission’s network affiliation agreements could materially reduce this revenue source to Nexstar and could have an adverse effect on our business, financial condition, and results of operations.

In addition, system operators are actively seeking to change the regulations under which retransmission consent is negotiated before both the U.S. Congress and the FCC in order to increase their bargaining leverage with television stations. If these operators are successful in modifying the retransmission consent negotiating regulations such changes could materially reduce this revenue source to Nexstar and could have an adverse effect on our business, financial condition, and result of operations.

The FCC could decide not to grant renewal of the FCC license of any of the stations we or Mission operate or provide services to which would require that station to cease operations.

Television broadcast licenses are granted for a maximum term of eight years and are subject to renewal upon application to the FCC. The FCC is required to grant an application for license renewal if, during the preceding term, the station served the public interest, the licensee did not commit any serious violations of the Communications Act or the FCC’s rules, and the licensee committed no other violations of the Communications Act or the FCC’s rules which, taken together, would constitute a pattern of abuse. A majority of renewal applications are routinely granted under this standard. If a licensee fails to meet this standard the FCC may still grant renewal on terms and conditions that it deems appropriate, including a monetary forfeiture or renewal for a term less than the normal eight-year period.

On October 26, 2005, the Director of the Central Illinois Chapter of the Parents Television Council (“PTC”) submitted an informal objection to the application for renewal of license for Nexstar’s station WCIA in Champaign, Illinois, requesting the FCC withhold action on WCIA’s license renewal application until the FCC acts on the PTC’s complaint regarding an allegedly indecent broadcast on WCIA.

On January 3, 2006, Cable America Corporation submitted a petition to deny the applications for renewal of license for Nexstar’s station KSFX and Mission’s station KOLR, both licensed to Springfield, Missouri. Cable America alleged that Nexstar’s local service agreements with Mission give Nexstar improper control over Mission’s operations. Nexstar and Mission submitted a joint opposition to this petition to deny and Cable America submitted a reply. Cable America subsequently requested that the FCC dismiss its petition. However, the petition remains pending with the FCC.

Nexstar and Mission began to submit renewal of license applications for their stations beginning in June 2004. We and Mission expect the FCC to renew the licenses for our stations in due course but cannot provide any assurances that the FCC will do so.

The loss of the services of our chief executive officer could disrupt management of our business and impair the execution of our business strategies.

We believe that our success depends upon our ability to retain the services of Perry A. Sook, our founder and President and Chief Executive Officer. Mr. Sook has been instrumental in determining our strategic direction and focus. The loss of Mr. Sook’s services could adversely affect our ability to manage effectively our overall operations and successfully execute current or future business strategies.

Our and Mission’s growth may be limited if we and Mission are unable to implement our acquisition strategy.

We and Mission intend to continue our growth by selectively pursuing acquisitions of television stations. The television broadcast industry is undergoing consolidation, which may reduce the number of acquisition targets and increase the purchase price of future acquisitions. Some of our and Mission’s competitors may have greater financial or management resources with which to pursue acquisition targets. Therefore, even if we and Mission are successful in identifying attractive acquisition targets, we and Mission may face considerable competition and our and Mission’s acquisition strategy may not be successful.

FCC rules and policies may also make it more difficult for us to acquire additional television stations. Television station acquisitions are subject to the approval of the FCC and, potentially, other regulatory authorities. The need for FCC and other regulatory approvals could restrict our ability to consummate future transactions if, for example, the FCC or other government agencies believe that a proposed transaction would result in excessive concentration in a market, even if the proposed combinations may otherwise comply with FCC ownership limitations.

Growing our and Mission’s business through acquisitions involves risks and if we and Mission are unable to manage effectively our and Mission’s rapid growth, our and Mission’s operating results will suffer.

Since January 1, 2003, we have more than doubled the number of stations that we own, operate, program or provide sales and other services to, having acquired 20 stations and contracted to provide service to 17 additional stations. Since January 1, 2003, Mission has tripled the number of stations that it operates, having acquired 10 stations. We and Mission will continue to actively pursue additional acquisition opportunities. To manage effectively our and Mission’s growth and address the increased reporting requirements and administrative demands that will result from future acquisitions, we and Mission will need, among other things, to continue to develop our and Mission’s financial and management controls and management information systems. We and Mission will also need to continue to identify, attract and retain highly skilled finance and management personnel. Failure to do any of these tasks in an efficient and timely manner could seriously harm our business.

There are other risks associated with growing our business through acquisitions. For example, with any past or future acquisition, there is the possibility that:

•

we and Mission may not be able to successfully reduce costs, increase advertising revenue or audience share or realize anticipated synergies and economies of scale with respect to any acquired station;

•	an acquisition may increase our and Mission’s leverage and debt service requirements or may result in us and Mission assuming unexpected liabilities;

•	our and Mission’s management may be reassigned from overseeing existing operations by the need to integrate the acquired business;

•	we and Mission may experience difficulties integrating operations and systems, as well as company policies and cultures;

•	we and Mission may fail to retain and assimilate employees of the acquired business; and

•	problems may arise in entering new markets in which we have little or no experience.

The occurrence of any of these events could have a material adverse effect on our operating results, particularly during the period immediately following any acquisition.

FCC actions may restrict our and Mission’s ability to create duopolies under local service agreements, which would harm our and Mission’s existing operations and impair our and Mission’s acquisition strategy.

In some of our and Mission’s markets, we and Mission have created duopolies by entering into what we and Mission refer to as local service agreements. While these agreements take varying forms, a typical local service agreement is an agreement between two separately owned television stations serving the same market, whereby the owner of one station provides operational assistance to the other station, subject to ultimate editorial and other controls being exercised by the latter station’s owner. By operating or entering into local service agreements with more than one station in a market, we or Mission (and the other station) achieve significant operational efficiencies. We and Mission also broaden our and Mission’s audience reach and enhance our and Mission’s ability to capture more advertising spending in a given market.

While all of our and Mission’s existing local service agreements comply with FCC rules and policies, the FCC may not continue to permit local service agreements as a means of creating duopoly-type opportunities.

On August 2, 2004, the FCC initiated a rule making proceeding to determine whether to make TV joint sales agreements attributable under its ownership rules. Comments and reply comments were filed in this proceeding in the fourth quarter of 2004. The FCC has not yet issued a decision in this proceeding.

In addition, the FCC is required by statute to review its media ownership rules every four years and to eliminate those rules it finds no longer serve the “public interest, convenience and necessity”. The FCC initiated its statutory review of its ownership rules in May 2010, which includes a review of local service arrangements. We believe the FCC will continue its review during 2011 but we cannot predict when the FCC will issue a decision on any proposed rule changes. However, if the FCC adopts a joint sales agreement attribution rule for television stations we will be required to comply with the rule.

The FCC may decide to terminate “grandfathered” time brokerage agreements.

The FCC attributes time brokerage agreements and local marketing agreements (“TBAs”) to the programmer under its ownership limits if the programmer provides more than 15% of a station’s weekly broadcast programming. However, TBAs entered into prior to November 5, 1996 are exempt attributable interests for now.

The FCC will review these “grandfathered” TBAs in the future. During this review, the FCC may determine to terminate the “grandfathered” period and make all TBAs fully attributable to the programmer. If the FCC does so, we and Mission will be required to terminate the TBAs for stations WFXP and KHMT unless the FCC simultaneously changes its duopoly rules to allow ownership of two stations in the applicable markets.

The FCC may fail to grant a construction permit for KMID’s digital facilities.

On December 8, 2008, Nexstar submitted an application to modify the construction permit to specify a new broadcast tower for KMID’s digital operations. The FCC requested further information regarding this application, which Nexstar submitted on September 8, 2009. The FCC has not yet granted KMID’s digital authorization; however, the FCC has granted KMID a special temporary authorization for the continued operation of KMID’s digital facilities during the pendency of its review. We believe the FCC will likely grant KMID’s digital authorization in the normal course. However, if the FCC ultimately denies KMID’s amended application, Nexstar will be required to cease operating KMID’s digital facilities.

The level of foreign investments held by our principal stockholder, ABRY Partners, LLC and its affiliated funds (“ABRY”), may limit additional foreign investments made in Nexstar.

The Communications Act limits the extent of non-U.S. ownership of companies that own U.S. broadcast stations. Under this restriction, a U.S. broadcast company such as ours may have no more than 25% non-U.S. ownership (by vote and by equity). Because our majority shareholder, ABRY Partners, LLC, or ABRY, has a substantial level of foreign investment, the amount of additional foreign investment that may be made in us is limited to approximately 12% of our total outstanding equity.

The interest of our principal stockholder, ABRY, in other media may limit our ability to acquire television stations in particular markets, restricting our ability to execute our acquisition strategy.

The number of television stations we may acquire in any market is limited by FCC rules and may vary depending upon whether the interests in other television stations or other media properties of persons affiliated with us are attributable under FCC rules. The broadcast or other media interest of our officers, directors and stockholders with 5% or greater voting power are generally attributable under the FCC’s rules, which may limit us from acquiring or owning television stations in particular markets while those officers, directors or stockholders are associated with us. In addition, the holder of otherwise non-attributable equity and/or debt in a licensee in excess of 33% of the total debt and equity of the licensee will be attributable where the holder is either a major program supplier to that licensee or the holder has an attributable interest in another broadcast station, cable system or daily newspaper in the same market.

ABRY, our principal stockholder, is one of the largest private firms specializing in media and broadcasting investments. As a result of ABRY’s interest in us, we could be prevented from acquiring broadcast companies in markets where ABRY has an attributable interest in television stations or other media, which could impair our ability to execute our acquisition strategy. Our certificate of incorporation allows ABRY and its affiliates to identify, pursue and consummate additional acquisitions of television stations or other broadcast-related businesses that may be complementary to our business and therefore such acquisitions opportunities may not be available to us.

We are controlled by one principal stockholder, ABRY, and its interests may differ from your interests.

As a result of ABRY’s controlling interest in us, ABRY is able to exercise a controlling influence over our business and affairs. ABRY is able to unilaterally determine the outcome of any matter submitted to a vote of our stockholders, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, five of our directors are or were affiliated with ABRY. ABRY’s interests may differ from the interests of other security holders and ABRY could take actions or make decisions that are not in the best interests of our security holders. Furthermore, this concentration of ownership by ABRY may have the effect of impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer for our shares.

Our certificate of incorporation, bylaws, debt instruments and Delaware law contain anti-takeover protections that may discourage or prevent a takeover of us, even if an acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of the Delaware General Corporation Law, could delay or make it more difficult to remove incumbent directors or for a third party to acquire us, even if a takeover would benefit our stockholders. The provisions in our certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock by our board of directors without a stockholder vote;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	set forth specific advance notice procedures for matters to be raised at stockholder meetings.

The Delaware General Corporation Law prohibits us from engaging in “business combinations” with “interested shareholders” (with some exceptions) unless such transaction is approved in a prescribed manner. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for our common stock.

In addition, a change in control would be an event of default under the Nexstar Facility and trigger the rights of holders of our publicly-traded notes to cause us to repurchase such notes. These events would add to the cost of an acquisition, which could deter a third party from acquiring us.

We and Mission have a material amount of goodwill and intangible assets, and therefore we and Mission could suffer losses due to future asset impairment charges.

As of September 30, 2010, approximately $344.9 million, or 56.8%, of our and Mission’s combined total assets consisted of goodwill and intangible assets, including FCC licenses and network affiliation agreements. We recorded an impairment charge of $16.2 million during the year ended December 31, 2009 that included an impairment to the carrying value of FCC licenses of $8.8 million, related to 19 of our television stations and an impairment to the carrying values of goodwill of $7.4 million, related to four reporting units consisting of five of our television stations. As of September 30, 2010, we did not identify any events that would trigger an impairment assessment. We and Mission test goodwill and FCC licenses annually, and on an interim date if factors or indicators become apparent that would require an interim test of these assets, in accordance with accounting and disclosure requirements for goodwill and other intangible assets. We and Mission test network affiliation agreements whenever circumstances or indicators become apparent the asset may not be recoverable through expected future cash flows. The methods used to evaluate the impairment of Nexstar’s and Mission’s goodwill and intangible assets would be affected by a significant reduction in operating results or cash flows at one or more of Nexstar’s and Mission’s television stations, or a forecast of such reductions, a significant adverse change in the advertising marketplaces in which Nexstar’s and Mission’s television stations operate, the loss of network affiliations, or by adverse changes to FCC ownership rules, among others, which may be beyond our or Mission’s control. If the carrying amount of goodwill and intangible assets is revised downward due to impairment, such non-cash charge could materially affect Nexstar’s and Mission’s financial position and results of operations.

Risks Related to Our Industry

Our and Mission’s operating results are dependent on advertising revenue and as a result, we and Mission may be more vulnerable to economic downturns and other factors beyond Nexstar’s or Mission’s control than businesses not dependent on advertising.

Nexstar derives revenue primarily from the sale of advertising time. Mission derives revenue primarily from Nexstar’s sale of advertising time on behalf of Mission. Our and Mission’s ability to sell advertising time depends on numerous factors that may be beyond our and Mission’s control, including:

•	the health of the economy in the local markets where our and Mission’s stations are located and in the nation as a whole;

•	the popularity of our and Mission’s programming;

•	fluctuations in pricing for local and national advertising;

•	the activities of our and Mission’s competitors, including increased competition from other forms of advertising-based media, particularly newspapers, cable television, Internet and radio;

•	the decreased demand for political advertising in non-election years; and

•	changes in the makeup of the population in the areas where our and Mission’s stations are located.

Because businesses generally reduce their advertising budgets during economic recessions or downturns, the reliance upon advertising revenue makes our and Mission’s operating results particularly susceptible to prevailing economic conditions. Our and Mission’s programming may not attract sufficient targeted viewership, and we and Mission may not achieve favorable ratings. Our and Mission’s ratings depend partly upon unpredictable and volatile factors beyond our and Mission’s control, such as viewer preferences, competing programming and the availability of other entertainment activities. A shift in viewer preferences could cause our and Mission’s programming not to gain popularity or to decline in popularity, which could cause our and Mission’s advertising revenue to decline. In addition, we, Mission and the programming providers upon which we and Mission rely may not be able to anticipate, and effectively react to, shifts in viewer tastes and interests in our and Mission’s markets.

Because a high percentage of our and Mission’s operating expenses are fixed, a relatively small decrease in advertising revenue could have a significant negative impact on our and Mission’s financial results.

Our and Mission’s business is characterized generally by high fixed costs, primarily for debt service, broadcast rights and personnel. Other than commissions paid to our and Mission’s sales staff and outside sales agencies, our and Mission’s expenses do not vary significantly with the increase or decrease in advertising revenue. As a result, a relatively small change in advertising prices could have a disproportionate effect on our and Mission’s financial results. Accordingly, a minor shortfall in expected revenue could have a significant negative impact on our and Mission’s financial results.

Preemption of regularly scheduled programming by network news coverage may affect our and Mission’s revenue and results of operations.

We and Mission may experience a loss of advertising revenue and incur additional broadcasting expenses due to preemption of our or Mission’s regularly scheduled programming by network coverage of a major global news event such as a war or terrorist attack. As a result, advertising may not be aired and the revenue for such advertising may be lost unless the station is able to run the advertising at agreed-upon times in the future. Advertisers may not agree to run such advertising in future time periods, and space may not be available for such advertising. The duration of such preemption of local programming cannot be predicted if it occurs. In addition, our and Mission’s stations and the stations we and Mission’s provide services to may incur additional expenses as a result of expanded news coverage of a war or terrorist attack. The loss of revenue and increased expenses could negatively affect our and Mission’s results of operations.

If we and Mission are unable to respond to changes in technology and evolving industry trends, our and Mission’s television businesses may not be able to compete effectively.

New technologies could also adversely affect our and Mission’s television stations. Information delivery and programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet, telephone company services, mobile devices, digital video recorders and home video and entertainment systems have fractionalized television viewing audiences and expanded the numbers and types of distribution channels for advertisers to access. Over the past decade, cable television programming services, other emerging video distribution platforms and the Internet have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable and satellite television, the Internet and other technological changes have increased, and may continue to increase, the competitive demand for programming. Such increased demand, together with rising production costs, may increase our and Mission’s programming costs or impair our and Mission’s ability to acquire or develop desired programming.

In addition, video compression techniques, now in use with direct broadcast satellites, cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques as well as other technological developments are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming, resulting in more audience fractionalization. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We and Mission are unable to predict the effect that these and other technological changes will have on the television industry or on the future results of our and Mission’s television businesses.

The FCC can sanction us or Mission for programming broadcast on our and Mission’s stations which it finds to be indecent.

In 2004, the FCC began to impose substantial fines on television broadcasters for the broadcast of indecent material in violation of the Communications Act and its rules. The FCC also revised its indecency review analysis to more strictly prohibit the use of certain language on broadcast television. Because our and Mission’s stations’ programming is in large part comprised of programming provided by the networks with which the stations are affiliated, we and Mission do not have full control over what is broadcast on our and Mission’s stations, and we and Mission may be subject to the imposition of fines if the FCC finds such programming to be indecent. Fines may be imposed on a television broadcaster for an indecency violation to a maximum of $325 thousand per violation.

Intense competition in the television industry could limit our and Mission’s growth and impair our and Mission’s and Mission’s ability to become profitable.

As a television broadcasting company, we and Mission face a significant level of competition, both directly and indirectly. Generally, we and Mission compete for our audience against all the other leisure activities in which one could choose to engage rather than watch television. Specifically, stations we and Mission own or provide services to compete for audience share, programming and advertising revenue with other television stations in their respective markets and with other advertising media, including newspapers, radio stations, cable television, DBS systems and the Internet.

The entertainment and television industries are highly competitive and are undergoing a period of consolidation. Many of our and Mission’s current and potential competitors have greater financial, marketing, programming and broadcasting resources than we and Mission do. The markets in which we and Mission operate are also in a constant state of change arising from, among other things, technological improvements and economic and regulatory developments. Technological innovation and the resulting proliferation of television entertainment, such as cable television, wireless cable, satellite-to-home distribution services, pay-per-view and home video and entertainment systems, have fractionalized television viewing audiences and have subjected free over-the-air television broadcast stations to increased competition. We and Mission may not be able to compete effectively or adjust our and Mission’s business plans to meet changing market conditions. We and Mission are unable to predict what form of competition will develop in the future, the extent of the competition or its possible effects on our and Mission’s businesses.

The FCC could implement legislation and/or regulations that might have a significant impact on the operations of the stations we and Mission own and the stations we and Mission provide services to or the television broadcasting industry as a whole.

The FCC has initiated proceedings to determine whether to make television joint sales agreements attributable interests under its ownership rules; to determine whether it should establish formal rules under which broadcasters will be required to serve the local public interest; and to determine whether to modify or eliminate certain of its broadcast ownership rules, including the radio-television cross-ownership rule and the newspaper-television cross-ownership rule. A change to any of these rules may have significant impact on us and Mission and the stations to which we and Mission provide services.

In addition, the FCC may decide to initiate other new rule making proceedings on its own or in response to requests from outside parties, any of which might have such an impact. Congress also may act to amend the Communications Act in a manner that could impact our and Mission’s stations and the stations we and Mission provide services to or the television broadcast industry in general.

The FCC may reallocate some portion of the spectrum available for use by television broadcasters to wireless broadband use which alteration could substantially impact our and Mission’s future operations and may reduce viewer access to our and Mission’s programming.

The FCC has initiated a proceeding to assess the availability of spectrum to meet future wireless broadband needs pursuant to which the FCC is examining whether some portion of the spectrum currently used for commercial broadcast television can be made available for wireless broadband use. The FCC has proposed requiring television stations to co-locate their antennas and/or reduce the amount of spectrum allocated to each television station from 6 megahertz to 3 megahertz. If the FCC determines to move forward with reducing the spectrum available to television broadcasters for their use, it may render our and Mission’s investment in digital facilities worthless and consequently reduce the useful lives of certain digital equipment, could require substantial additional investment to continue our and Mission’s operations, and may require viewers to invest in additional equipment or subscription services to continue receiving broadcast television signals.

MARKET AND INDUSTRY DATA

Some of the market and industry data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on internal studies. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified, and we and Mission cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data contained in this prospectus, and beliefs and estimates based on such data, may not be reliable.

In the context of describing ownership of television stations in a particular market, the term “duopoly” refers to owning or deriving the economic benefit, through local service agreements, or LSAs, including joint sales agreements, time brokerage agreements and shared services agreements, from two or more stations in a particular market. For more information on how we derive economic benefit from a duopoly, see “Business” in this prospectus.

There are 210 generally recognized television markets, known as Designated Market Areas, or DMAs, in the United States. DMAs are ranked in size according to various factors based upon actual or potential audience. DMA rankings contained in this prospectus are from the Investing in Television Market Report 2009 4th Edition, as published by BIA Financial Network, Inc. Industry publications generally state that the information they provide has been obtained from other sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We and Mission have not independently verified any of this information and therefore we and Mission also cannot guarantee the accuracy and completeness of such information. The industry forecasts we and Mission provide in this prospectus, particularly the television industry’s annual growth rate in revenue for each of our markets, are subject to numerous risks and uncertainties and actual results could be different from such predictions, perhaps significantly. Industry forecasts are also based on assumptions that events, trends and activities will occur. We and Mission have not independently verified the information and assumptions used in making these forecasts and, if the information and assumptions turn out to be wrong, then the forecasts will most likely be wrong as well.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections or expectations of earnings, revenue, financial performance, liquidity and capital resources or other financial items; any assumptions or projections about the television broadcasting industry, any statements of our plans, strategies and objectives for our future operations, performance, liquidity and capital resources or other financial items; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and other similar words.

Although we and Mission believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ from a projection or assumption in any of our forward-looking statements. Our future financial position and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties discussed at greater length in the “Risk Factors” beginning on page 9 and in our other filings with the Securities and Exchange Commission (“SEC”). The forward-looking statements made in this prospectus are made only as of the date hereof, and we do not have or undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances unless otherwise required by law.

USE OF PROCEEDS

This exchange offer is intended to satisfy Nexstar Broadcasting’s and Mission’s obligations under the registration rights agreement dated as of April 19, 2010. We will not receive any cash proceeds from the issuance of the New Notes. In consideration for issuing the New Notes contemplated in this prospectus, Nexstar Broadcasting and Mission will receive outstanding securities in like principal amount, the form and terms of which are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Old Notes surrendered in exchange for New Notes will be retired and canceled. Accordingly, no additional debt will result from the exchange. Nexstar Broadcasting and Mission have agreed to bear the expense of the exchange offer.

THE EXCHANGE OFFER

Terms Of The Exchange Offer; Period For Tendering Outstanding Old Notes

Nexstar Broadcasting and Mission will accept any validly tendered Old Notes that you do not withdraw before 5:00 p.m., New York City time, on the expiration date. Nexstar Broadcasting and Mission will issue $1,000 of principal amount of New Notes in exchange for each $1,000 principal amount of your outstanding Old Notes. You may tender some or all of your Old Notes in the exchange offer.

The form and terms of the New Notes are the same as the form and terms of the outstanding Old Notes except that:

(1) the New Notes being issued in the exchange offer will be registered under the Securities Act and will not have legends restricting their transfer;

(2) the New Notes being issued in the exchange offer will not contain the registration rights and liquidated damages provisions contained in the outstanding Old Notes; and

(3) interest on the New Notes will accrue from the last interest date on which interest was paid on your Old Notes.

Outstanding Old Notes that Nexstar Broadcasting and Mission accept for exchange will not accrue interest after Nexstar Broadcasting and Mission complete the exchange offer.

The exchange offer will expire at 5:00 p.m., New York City time, on February 8, 2011, unless Nexstar Broadcasting and Mission extend it. If we extend the exchange offer, Nexstar Broadcasting and Mission will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Nexstar Broadcasting and Mission reserve the right, in Nexstar Broadcasting’s and Mission’s sole discretion:

(1) to extend the exchange offer;

(2) to terminate the exchange offer and not accept any Old Notes for exchange if any of the conditions have not been satisfied; or

(3) to amend the exchange offer in any manner provided, however, that if we amend the exchange offer to make a material change, including the waiver of a material condition, we will extend the exchange offer, if necessary to keep the exchange offer open for at least five business days after such amendment or waiver.

Nexstar Broadcasting and Mission will promptly give written notice of any extension, delay, non-acceptance, termination or amendment. Nexstar Broadcasting and Mission will also file a post-effective amendment with the Commission if Nexstar Broadcasting and Mission amend the terms of the exchange offer.

If Nexstar Broadcasting and Mission extend the exchange offer, Old Notes that you have previously tendered will still be subject to the exchange offer and Nexstar Broadcasting and Mission may accept them. Nexstar Broadcasting and Mission will promptly return your Old Notes if Nexstar Broadcasting and Mission do not accept them for exchange for any reason without expense to you after the exchange offer expires or terminates.

Procedures For Tendering Old Notes Held Through Brokers And Banks

Since the Old Notes are represented by global book-entry notes, The Depositary Trust Company or DTC, as depositary, or its nominee is treated as the registered holder of the notes and will be the only entity that can tender your Old Notes for New Notes. Therefore, to tender notes subject to this exchange offer and to obtain New Notes, you must instruct the institution where you keep your Old Notes to tender your notes on your behalf so that they are received on or prior to the expiration of this exchange offer.

The BLUE-colored “Letter of Election and Instructions to Broker or Bank” that may accompany this prospectus may be used by you to give such instructions. YOU SHOULD CONSULT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU KEEP YOUR NOTES TO DETERMINE THE PREFERRED PROCEDURE.

IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 5:00 PM (NEW YORK CITY TIME) DEADLINE ON FEBRUARY 8, 2011.

You may tender some or all of your Old Notes in this exchange offer. However, notes may be tendered only in integral multiples of $1,000.

When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us in accordance with the terms and conditions in this prospectus.

The method of delivery of outstanding Old Notes and all other required documents to the exchange agent is at your election and risk.

Nexstar Broadcasting and Mission will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Old Notes, and Nexstar Broadcasting’s and Mission’s determination will be final and binding on you. Nexstar Broadcasting and Mission reserve the absolute right to:

(1) reject any and all tenders of any particular note not properly tendered;

(2) refuse to accept any Old Note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3) waive any defects or irregularities or conditions of the exchange offer as to any particular Old Note before the expiration of the offer.

Nexstar Broadcasting’s and Mission’s interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as Nexstar Broadcasting and Mission will determine. Nexstar Broadcasting and Mission, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of Old Notes. If Nexstar Broadcasting and Mission waive any terms or conditions pursuant to (3) above with respect to a noteholder, Nexstar Broadcasting and Mission will extend the same waiver to all noteholders with respect to that term or condition being waived.

Deemed Representations

To participate in the exchange offer, Nexstar Broadcasting and Mission require that you represent to them that:

(1) you or any other person acquiring New Notes for your outstanding Old Notes in the exchange offer is acquiring them in the ordinary course of business;

(2) neither you nor any other person acquiring New Notes in exchange for your outstanding Old Notes is engaging in or intends to engage in a distribution of the New Notes issued in the exchange offer;

(3) neither you nor any other person acquiring New Notes in exchange for your outstanding Old Notes has an arrangement or understanding with any person to participate in the distribution of New Notes issued in the exchange offer;

(4) neither you nor any other person acquiring New Notes in exchange for your outstanding Old Notes is our “affiliate” as defined under Rule 405 of the Securities Act; and

(5) if you or another person acquiring New Notes for your outstanding Old Notes is a broker-dealer, and acquired the Old Notes as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of your New Notes.

By Tendering Your Old Notes You Are Deemed To Have Made These Representations

Broker-dealers who cannot make the representations in item (5) of the paragraph above cannot use this exchange offer prospectus in connection with resales of the New Notes issued in the exchange offer.

If you are Nexstar Broadcasting’s or Mission’s “affiliate,” as defined under Rule 405 of the Securities Act, you are a broker-dealer who acquired your outstanding Old Notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of New Notes acquired in the exchange offer, you or that person:

(1) may not rely on the applicable interpretations of the staff of the Commission and therefore may not participate in the exchange offer; and

(2) must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the Old Notes.

Procedures For Brokers And Custodian Banks; DTC Account

In order to accept this exchange offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on Nexstar Broadcasting’s and Mission’s behalf, will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of Old Notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 5:00 p.m., New York City Time on the expiration date. The confirmation of a book-entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer.

Each Agent’s Message must include the following information:

(1) Name of the beneficial owner tendering such notes;

(2) Account number of the beneficial owner tendering such notes; and

(3) Principal amount of notes tendered by such beneficial owner.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTES ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

The delivery of notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering notes. Nexstar Broadcasting and Mission will ask the exchange agent to instruct DTC to return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such notes on behalf of holders of the notes. Neither Nexstar Broadcasting and Mission nor the exchange agent is responsible or liable for the return of such notes to the tendering DTC participants or to their owners, nor as to the time by which such return is completed.

Acceptance Of Outstanding Old Notes For Exchange; Delivery Of New Notes Issued In The Exchange Offer

Nexstar Broadcasting and Mission will accept validly tendered Old Notes when the conditions to the exchange offer have been satisfied or Nexstar Broadcasting and Mission have waived them. Nexstar Broadcasting and Mission will have accepted your validly tendered Old Notes when Nexstar Broadcasting and Mission have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us. If Nexstar Broadcasting and Mission do not accept any tendered Old Notes for exchange because of an invalid tender or other valid reason, the exchange agent will return the certificates, without expense, to the tendering holder. If a holder has tendered Old Notes by book-entry transfer, Nexstar Broadcasting and Mission will credit the notes to an account maintained with The Depository Trust Company. Nexstar Broadcasting and Mission will credit the account at The Depository Trust Company promptly after the exchange offer terminates or expires.

THE AGENT’S MESSAGE MUST BE TRANSMITTED TO EXCHANGE AGENT ON OR BEFORE 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

Withdrawal Rights

You may withdraw your tender of outstanding Old Notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1) specify the name of the person that tendered the Old Notes to be withdrawn;

(2) identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes;

(3) specify the name and number of an account at The Depository Trust Company to which your withdrawn Old Notes can be credited.

Nexstar Broadcasting and Mission will decide all questions as to the validity, form and eligibility of the notices and Nexstar Broadcasting’s and Mission’s determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. Nexstar Broadcasting and Mission will return any outstanding Old Notes that have been tendered but not exchanged, or credit them to The Depository Trust Company account, promptly after withdrawal, rejection of tender, or termination of the exchange offer. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.

Conditions To The Exchange Offer

Notwithstanding any other provision herein, we are not required to accept for exchange, or to issue New Notes in exchange for, any outstanding Old Notes. Nexstar Broadcasting and Mission may terminate or amend the exchange offer, before the expiration of the exchange offer;

(1) if any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(2) if any stop order is threatened or in effect with respect to the registration statement which this prospectus is a part of or the qualification of the indenture under the Trust Indenture Act of 1939; or

(3) if there is a change in the current interpretation by the staff of the Commission which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer New Notes issued in the exchange offer without registration of the New Notes and delivery of a prospectus, as discussed above.

These conditions are for our sole benefit and we may assert them at any time before the expiration of the exchange offer. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.

Exchange Agent

You should direct questions, requests for assistance, and requests for additional copies of this prospectus and the BLUE-colored “Letter of Elections and Instructions to Brokers or Bank” to the exchange agent at The Bank of New York, 101 Barclay Street -7W/Corp, New York, New York 10286, attention: Corporate Trust Operations Reorganization Unit (Telephone) (212) 815-3750 and (Facsimile) (212) 815-5707.

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees And Expenses

Nexstar Broadcasting and Mission will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

Nexstar Broadcasting and Mission will pay the estimated cash expenses connected with the exchange offer.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in Nexstar Broadcasting’s and Mission’s accounting records on the date of exchange. Accordingly, Nexstar Broadcasting and Mission will recognize no gain or loss for accounting purposes. The expenses incurred in connection with the exchange offer will be expensed as incurred.

Transfer Taxes

If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register New Notes in the name of, or request that your Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

YOU MAY SUFFER ADVERSE CONSEQUENCES IF YOU FAIL TO EXCHANGE OUTSTANDING OLD NOTES

If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the registration rights agreement and described above, and your Old Notes will continue to be subject to restrictions on transfer when we complete the exchange offer. Accordingly, if you do not tender your notes in the exchange offer, your ability to sell your Old Notes could be adversely affected. Once Nexstar Broadcasting and Mission have completed the exchange offer, holders who have not tendered notes will not continue to be entitled to any increase in interest rate that the indenture provides for if Nexstar Broadcasting and Mission do not complete the exchange offer.

Holders of the New Notes issued in the exchange offer and Old Notes that are not tendered in the exchange offer will vote together as a single class under the indenture governing the New Notes.

Consequences Of Exchanging Outstanding Old Notes

If you make the representations that are discussed above, Nexstar Broadcasting and Mission believe that you may offer, sell or otherwise transfer the New Notes to another party without registration of your notes or delivery of a prospectus.

Nexstar Broadcasting and Mission base their belief on interpretations by the staff of the Commission in no-action letters issued to third parties. If you cannot make these representations, you cannot rely on this interpretation by the Commission’s staff and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Old Notes. A broker-dealer that receives New Notes for its own account in exchange for its outstanding Old Notes must acknowledge that it acquired as a result of market making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the New Notes. Broker-dealers who can make these representations may use this exchange offer prospectus, as supplemented or amended, in connection with resales of New Notes issued in the exchange offer.

However, because the Commission has not issued a no-action letter in connection with this exchange offer, Nexstar Broadcasting and Mission cannot be sure that the staff of the Commission would make a similar determination regarding the exchange offer as it has made in similar circumstances.

Shelf Registration

The registration rights agreement also requires that Nexstar Broadcasting and Mission file a shelf registration statement if:

(1) Nexstar Broadcasting and Mission cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law;

(2) a law or Commission policy prohibits a holder from participating in the exchange offer;

(3) a holder cannot resell the New Notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

(4) a holder is a broker-dealer and holds notes acquired directly from us or one of our affiliates.

Nexstar Broadcasting and Mission will also register the New Notes under the securities laws of jurisdictions that holders may request before offering or selling notes in a public offering. Nexstar Broadcasting and Mission do not intend to register New Notes in any jurisdiction unless a holder requests that we do so.

Old Notes may be subject to restrictions on transfer until:

(1) a person other than a broker-dealer has exchanged the Old Notes in the exchange offer;

(2) a broker-dealer has exchanged the Old Notes in the exchange offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

(3) the Old Notes are sold under an effective shelf registration statement that we have filed; or

(4) the Old Notes are sold to the public under Rule 144 of the Securities Act.

SELECTED FINANCIAL AND OTHER DATA

The following table presents our selected financial and other data, which you should read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Nexstar’s financial statements and related notes included elsewhere in this prospectus. Due to the consolidation of Mission under U.S. GAAP into Nexstar’s consolidated financial statements, all information below includes the consolidated amounts of Nexstar and Mission. The selected historical consolidated financial data presented below for the nine months ended September 30, 2010 and 2009 have been derived from our unaudited condensed consolidated financial statements which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The selected historical consolidated financial data presented below for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 have been derived from our consolidated balance sheets, statements of operations and statements of cash flows and related notes thereto.

	Nine months ended September 30,		Years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in thousands, except for per share/unit amounts)
Statement of Operations Data:
Net revenue	$216,294	$178,019	$251,979	$284,919	$266,801	$265,169	$228,939
Operating expenses (income):
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	58,232	56,867	77,233	78,287	74,128	71,465	67,681
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately below)	71,990	66,280	89,525	90,468	86,773	85,293	75,863
Restructure charge	—	670	670	—	—	—	—
Non-cash contract termination fees	—	191	191	7,167	—	—	—
Impairment of goodwill	—	7,360 (1)	7,360 (1)	38,856 (1)	—	—	—
Impairment of other intangible assets	—	8,804 (2)	8,804 (2)	43,539 (2)	—	—	—
Amortization of broadcast rights	15,728	19,495	25,263	20,423	21,457	19,701	22,257
Depreciation and amortization	33,740	33,775	45,385	49,153	45,880	42,221	43,244
Gain on asset exchange	(30)	(6,710)	(8,093)	(4,776)	(1,962)	—	—
Loss on property held for sale	—	—	—	—	—	—	616
(Gain) loss on asset disposal, net	(4)	(2,813)	(2,560)	(43)	(17)	639	668

Income (loss) from operations	36,638	(5,900)	8,201	(38,155)	40,542	45,850	18,610
Interest expense	(40,158)	(27,433)	(39,236)	(48,832)	(55,040)	(51,783)	(47,260)
(Loss) gain on extinguishment of debt	(7,874)	18,567	18,567	2,897	—	—	(15,715)
Interest income	5	47	51	713	532	760	213
Other income, net	—	3	3	2	—	—	380

Loss before income taxes	(11,389)	(14,716)	(12,414)	(83,375)	(13,966)	(5,173)	(43,772)
Income tax (expense) benefit .	(4,700)	1,135	(200)	5,316	(5,807)	(3,819)	(4,958)

Net loss	$(16,089)	$(13,581)	$(12,614)	$(78,059)	$(19,773)	$(8,992)	$(48,730)

Basic and diluted loss per share:
Net loss attributable to common shareholders	$(0.57)	$(0.48)	$(0.44)	$(2.75)	$(0.70)	$(0.32)	$(1.72)
Weighted average number of shares outstanding:
Basic and diluted	28,431	28,426	28,427	28,423	28,401	28,376	28,363

Balance Sheet Data (end of period):
Cash and cash equivalents	$17,763	$19,323	$12,752	$15,834	$16,226	$11,179	$13,487
Working capital (deficit)	31,156	40,781	36,875	27,391	(11,472)	21,872	26,144
Net intangible assets and goodwill	344,911	368,695	362,762	390,540	494,092	519,450	494,231
Total assets	607,578	628,055	619,826	626,587	708,702	724,709	680,081
Total debt	645,959	675,555	670,374	662,117	681,176	681,135	646,505
Total stockholders’ deficit	(189,855)	(177,612)	(176,263)	(165,156)	(89,390)	(73,290)	(66,025)

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$48,735	$9,834	$22,993	$60,648	$36,987	$54,462	$14,350
Investing activities	(11,423)	(30,106)	(35,590)	(38,492)	(18,608)	(79,272)	(26,358)
Financing activities	(32,301)	23,761	9,515	(22,548)	(13,332)	22,502	6,990

Other Financial Data:
Capital expenditures, net of proceeds from asset sales	11,882	14,250	18,838	30,687	18,221	23,751	13,891
Cash payments for broadcast rights	7,422	6,811	9,315	8,239	8,376	8,284	9,704

Financial Ratio Data:
Ratio of earnings to fixed charges(3)	—	—	—	—	—	1.17	—
Deficiency to cover fixed charges(3)	$6,937	$28,039	$24,256	$72,599	$474	—	$32,660

(1)	The Company recognized an impairment charges related to goodwill during the years ended December 31, 2009 and 2008. See Note 8 on page F-55 for additional information.
(2)	The Company recognized an impairment charge related to FCC licenses and network affiliation agreements for the years ended December 31, 2009 and 2008. See Note 8 on page F-55 for additional information.
(3)	The computation of the ratio of earnings to fixed charges is filed with this registration statement as Exhibit 12.1.

MISSION SELECTED FINANCIAL AND OTHER DATA

The following table presents Mission’s selected financial and other data, which you should read in conjunction with “Mission Management’s Discussion and Analysis of Financial and Condition and Results of Operations” and Mission’s financial statements and related notes included elsewhere in this prospectus. The selected historical financial data presented below for the nine months ended September 30, 2010 and 2009 have been derived from Mission’s unaudited financial statements which, in the opinion of management, include all adjustments, consisting solely of normal, recurring adjustments, necessary for a fair statement of results for the unaudited interim periods. The selected historical financial data presented below for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 have been derived from Mission’s balance sheets, statements of operations and statements of cash flows and related notes thereto.

	Nine months ended September 30,		Years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in thousands)
Statement of Operations Data:
Net broadcast revenue(1)	$6,988	$6,308	$8,388	$6,635	$6,726	$5,757	$4,959
Revenue from Nexstar Broadcasting, Inc.(2)	20,558	18,036	25,435	35,283	30,556	32,556	28,141

Net revenue	27,546	24,344	33,823	41,918	37,282	38,313	33,100
Operating expenses (income):
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	4,240	4,364	5,810	6,405	5,148	4,710	4,271
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately below)	1,738	2,164	2,790	2,595	2,280	2,390	2,232
Fees incurred pursuant to local service agreements with Nexstar Broadcasting, Inc.(3)	5,375	5,625	7,425	8,090	7,860	7,820	11,400
Impairment of goodwill	—	261	261	1,289	—	—	—
Impairment of other intangible assets	—	1,997	1,997	10,149	—	—	—
Loss (gain) on asset exchange	11	(1,851)	(2,385)	(869)	(317)	—	—
Loss (gain) loss on asset disposal, net	20	(7)	28	(352)	92	12	94
Amortization of broadcast rights	2,782	3,632	4,681	4,729	4,269	3,939	4,408
Depreciation and amortization	6,065	6,582	8,806	8,740	8,603	8,682	8,918

Income from operations	7,315	1,577	4,410	1,142	9,347	10,760	1,777
Interest expense	(9,346)	(3,768)	(6,056)	(9,472)	(12,344)	(12,315)	(9,193)
Loss on extinguishment of debt	(2,431)	—	—	—	—	(269)	(508)
Interest income	—	4	5	53	92	60	30

Loss before income taxes	(4,462)	(2,187)	(1,641)	(8,277)	(2,905)	(1,764)	(7,894)
Income tax (expense) benefit	(920)	(671)	(986)	737	(1,135)	(1,172)	(1,330)

Net loss	$(5,382)	$(2,858)	$(2,627)	$(7,540)	$(4,040)	$(2,936)	$(9,224)

Balance Sheet Data (end of period):
Cash and cash equivalents	$3,062	$1,167	$903	$1,426	$9,916	$3,577	$1,404
Working capital deficit	(20,786)	(14,800)	(14,700)	(18,141)	(11,995)	(20,024)	(23,406)
Net intangible assets and goodwill	61,083	66,231	64,944	71,995	82,226	87,588	92,984
Total assets	100,215	104,505	103,031	110,078	118,955	117,726	119,804
Total debt	356,120	172,792	172,360	174,087	175,814	170,541	172,268
Total shareholder’s deficit	(302,720)	(104,885)	(104,654)	(102,027)	(94,487)	(91,947)	(89,011)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$5,983	$1,944	$4,196	$8,768	$3,908	$6,516	$3,220
Investing activities	(103)	(908)	(1,171)	(15,531)	(2,842)	(2,616)	(7,529)
Financing activities	(3,721)	(1,295)	(3,548)	(1,727)	5,273	(1,727)	(1,268)
Other Financial Data:
Capital expenditures, net of proceeds from asset sales	103	908	$1,171	$8,102	$2,455	$2,616	$1,400
Cash payments for broadcast rights	1,144	1,793	1,866	1,773	1,678	1,726	2,211
Financial Ratio Data:
Ratio of earnings to fixed charges(4)	—	—	—	—	—	—	—
Deficiency to cover fixed charges(4)	$4,462	$2,187	$1,641	$8,277	$2,905	$1,764	$7,894

(1)	Net broadcast revenue is defined as revenue, excluding revenue from Nexstar Broadcasting, Inc.
(2)	Mission has joint sales agreements with Nexstar, which permits Nexstar to sell and retain a percentage of the net revenue from the advertising time on our stations in return for monthly payments to us of the remaining percentage of the net revenue. Mission also has time brokerage agreements with Nexstar that allow Nexstar to program most of the broadcast time for Mission, sell the advertising time and retain the advertising revenue generated in exchange for monthly payments to Mission.
(3)	Mission has shared services agreements with Nexstar, which allow the sharing of services including news production, technical maintenance and security, in exchange for Nexstar’s right to receive certain payments from Mission.
(4)	The computation of the ratio of earnings to fixed charges is filed with this registration statement as Exhibit 12.1.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the “Selected Financial and Other Data” section of this prospectus and our financial statements, and the notes to those statements, included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

As a result of our controlling financial interest in Mission under GAAP and in order to present fairly our financial position, results of operations and cash flows, we consolidate the financial position, results of operations and cash flows of Mission as if it were a wholly-owned entity. We believe this presentation is meaningful for understanding our financial performance. As discussed in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we have considered the authoritative guidance related to variable interest entities, and have determined that we are required to continue consolidating Mission’s financial position, results of operations and cash flows. Therefore, the following discussion of our financial position and results of operations includes Mission’s financial position and results of operations. As used in this discussion, unless the context indicates otherwise, all references to the “Company” refer to Nexstar and Mission collectively.

Overview of Operations

We own and operate 34 television stations as of September 30, 2010. Through various local service agreements, we programmed or provided sales or other services to 25 additional television stations and four digital multi-cast channels, including 16 television stations and one digital multi-cast channel owned and operated by Mission as of September 30, 2010. All of the stations we program or provide sales and other services to, including Mission, are 100% owned by independent third parties.

The following table summarizes the various local service agreements we had in effect as of September 30, 2010 with Mission:

Service Agreements	Mission Stations
TBA (1)	WFXP and KHMT
SSA & JSA (2)	KJTL, KJBO-LP, KOLR, KCIT, KCPN-LP, KAMC, KRBC, KSAN, WUTR, WFXW, WYOU, KODE, WTVO and KTVE

(1)	We have a time brokerage agreement (“TBA”) with each of these stations which allows us to program most of each station’s broadcast time, sell each station’s advertising time and retain the advertising revenue generated in exchange for monthly payments to Mission.
(2)	We have both a shared services agreement (“SSA”) and a joint sales agreement (“JSA”) with each of these stations. Each SSA allows the Nexstar station in the market to provide services including news production, technical maintenance and security, in exchange for our right to receive certain payments from Mission as described in the SSAs. Each JSA permits us to sell and retain a percentage of the net revenue from the station’s advertising time in return for monthly payments to Mission of the remaining percentage of net revenue as described in the JSAs.

Our ability to receive cash from Mission is governed by these agreements. The arrangements under the local service agreements have had the effect of us receiving substantially all of the available cash, after Mission’s payments of operating costs and debt service, generated by the stations listed above. We anticipate that, through these local service agreements, we will continue to receive substantially all of the available cash, after Mission’s payments of operating costs and debt service, generated by the stations listed above.

We also guarantee all obligations incurred under the Mission Facility. Similarly, Mission is a guarantor of the Nexstar Facility and the senior subordinated notes we have issued. In consideration of our guarantee of the Mission Facility, the sole shareholder of Mission has granted us a purchase option to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent, for consideration equal to the greater of (1) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness as defined in the option agreement, or (2) the amount of its indebtedness. These option agreements (which expire on various dates between 2011 and 2018) are freely exercisable or assignable by us without consent or approval by the sole shareholder of Mission. We expect these option agreements to be renewed upon expiration.

We do not own Mission or Mission’s television stations. However, as a result of (a) local service agreements Nexstar has with the Mission stations, (b) Nexstar’s guarantee of the obligations incurred under Mission’s senior secured credit facility, (c) Nexstar having power over significant activities affecting Mission’s economic performance, including budgeting for Mission’s advertising revenue and hiring and firing of sales force personnel, and (d) purchase options (which expire on various dates between 2011 and 2018) granted by Mission’s sole shareholder which will permit Nexstar to acquire the assets and assume the liabilities of each Mission station, subject to Federal Communications Commission (“FCC”) consent, we are deemed under GAAP to have a controlling financial interest in Mission while complying with the FCC’s rules regarding ownership limits in television markets. The purchase options are freely exercisable or assignable by Nexstar without consent or approval by Mission’s sole shareholder. In order for both us and Mission to comply with FCC regulations, Mission maintains complete responsibility for and control over programming, finances and personnel for its stations.

The operating revenue of our stations is derived primarily from broadcast advertising revenue, which is affected by a number of factors, including the economic conditions of the markets in which we operate, the demographic makeup of those markets and the marketing strategy we employ in each market. Most advertising contracts are short-term and generally run for a few weeks. For the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, the revenue generated from local advertising represented 56.0%, 74.1% and 72.2%, respectively, of our consolidated spot revenue (total of local and national advertising revenue, excluding political advertising revenue). The remaining advertising revenue represents inventory sold for national or political advertising. All national and political revenue is derived from advertisements placed through advertising agencies. The agencies receive a commission rate of up to 15.0% of the gross amount of advertising schedules placed by them. While the majority of local spot revenue is placed by local agencies, some advertisers place their schedules directly with the stations’ local sales staff, thereby eliminating the agency commission. Each station also has an agreement with a national representative firm that provides for sales representation outside the particular station’s market. Advertising schedules received through the national representative firm are for national or large regional accounts that advertise in several markets simultaneously. National commission rates vary within the industry and are governed by each station’s agreement.

Each of our stations and the stations we provide services to has a network affiliation agreement pursuant to which the network provides programming to the station during specified time periods, including prime time. Under the affiliation agreements with NBC, CBS and ABC, some of our stations and the stations we provide services to receive cash compensation for distributing the network’s programming over the air and for allowing the network to keep a portion of advertising inventory during those time periods. The affiliation agreements with Fox, MyNetworkTV and The CW do not provide for compensation. In recent years, in conjunction with the renewal of affiliation agreements with NBC, CBS and ABC, the amount of network compensation is being eliminated and many of the networks are now seeking cash payments from their affiliates.

Each station acquires licenses to broadcast programming in non-news and non-network time periods. The licenses are either purchased from a program distributor for cash and/or the program distributor is allowed to sell some of the advertising inventory as compensation to eliminate or reduce the cash cost for the license. The latter practice is referred to as barter broadcast rights. The station records the estimated fair market value of the licenses, including any advertising inventory given to the program distributor, as a broadcast right asset and liability. Barter broadcast rights are recorded at management’s estimate of the value of the advertising time exchanged using historical advertising rates, which approximates the fair value of the program material received. The assets are amortized as a component of amortization of broadcast rights. Amortization is computed using the straight-line method based on the license period or usage, whichever yields the greater expense. The cash broadcast rights liabilities are reduced by monthly payments while the barter liability is amortized over the life of the contract as barter revenue.

Our primary operating expenses consist of commissions on advertising revenue, employee compensation and related benefits, newsgathering and programming costs. A large percentage of the costs involved in the operation of our stations and the stations we provide services to remains relatively fixed.

Seasonality

Advertising revenue is positively affected by strong local economies, national and regional political election campaigns and certain events such as the Olympic Games or the Super Bowl. The stations’ advertising revenue is generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to, and including, the holiday season. In addition, advertising revenue is generally higher during even-numbered years resulting from political advertising and advertising aired during the Olympic Games.

Industry Trends

Our net revenue increased 21.5% to $216.3 million for the nine months ended September 30, 2010, compared to $178.0 million for the nine months ended September 30, 2009 primarily due to increases in national and local advertising due to an overall upswing in the economy from the same period in 2009.

Political advertising revenue was $16.7 million for the nine months ended September 30, 2010, an increase of $14.4 million or greater than six times the $2.3 million for the nine months ended September 30, 2009. The demand for political advertising is generally higher in even-numbered years, when congressional and presidential elections occur, than in odd-numbered years when there are no federal elections scheduled. Since 2010 is an election year, we expected significantly more political advertising revenue to be reported in 2010 in relation to the amount of political advertising reported in 2009.

Automotive-related advertising, our largest advertising category, represented approximately 21% and 18% of our core local and national advertising revenue for the nine months ended September 30, 2010 and 2009. Our automotive-related advertising increased approximately 34% for the nine months ended September 30, 2010 as compared to the same period in 2009.

Station Acquisitions

On October 6, 2008, Nexstar entered into a purchase agreement to acquire substantially all of the assets of KARZ (formerly KWBF), the MyNetworkTV affiliate serving the Little Rock, Arkansas market for $4.0 million. The acquisition gives Nexstar an opportunity to further utilize existing retransmission compensation contracts and also to achieve duopoly synergies within the Little Rock market. In accordance with the purchase agreement, Nexstar made a down payment of $0.4 million in 2008. This acquisition closed on March 12, 2009 and the remaining $3.6 million was paid from available cash on hand. Transaction costs such as legal, accounting, valuation and other professional services of $0.1 million were expensed as incurred.

On January 28, 2009, Nexstar entered into an agreement to acquire the assets of WCWJ, the CW affiliate serving the Jacksonville, Florida market, for $18.0 million (base) subject to working capital adjustments. Nexstar viewed this acquisition as an opportunity to leverage our management expertise and increase profitability of the station by overlaying our existing retransmission compensation contracts and incorporating our cost reduction strategies. The transaction closed on May 1, 2009. Cash available on hand was used to make a $1.0 million down payment in February 2009 and the remaining $16.2 million (net of working capital adjustment) was paid upon closing. Transaction costs such as legal, accounting, valuation and other professional services of $0.3 million were expensed as incurred.

Refinancing of Long-Term Debt Obligations

On February 27, 2009, Nexstar Broadcasting announced the commencement of an offer to exchange up to $143,600,000 aggregate principal amount of its outstanding $191,510,000 in aggregate principal amount of 7% senior subordinated notes due 2014 (the “7% Notes”) in exchange for (i) up to $142,320,761 in aggregate principal amount of Nexstar Broadcasting’s 7% senior subordinated PIK Notes due 2014 (the “7% PIK Notes”), to be guaranteed by each of the existing guarantors to the 7% Notes and (ii) cash. The total exchange price received by tendering holders of the 7% Notes in the exchange offer included an early participation payment of $30.00 per $1,000 principal amount of 7% Notes payable only to holders who tendered their 7% Notes at or before March 10, 2009, which is in addition to the $93.10 per $1,000 principal amount of 7% Notes payable to all holders who validly tendered their 7% Notes on March 26, 2009. The exchange closed on March 30, 2009. The 7% PIK Notes mature on January 15, 2014, unless earlier redeemed or repurchased. The 7% PIK Notes are general unsecured senior subordinated obligations subordinated to all of Nexstar Broadcasting’s senior debt. Nexstar Broadcasting pays interest on the 7% PIK Notes on January 15 and July 15 of each year, commencing on July 15, 2009. Interest is computed on the basis of a 360-day year of twelve 30-day months. However, prior to January 15, 2011, the interest on the 7% PIK Notes will not be cash interest. From the date of issuance through January 15, 2011, Nexstar Broadcasting pays interest on the 7% PIK Notes entirely by issuing additional 7% PIK Notes (the “PIK Interest”). PIK Interest accrues on the 7% PIK Notes at a rate per annum equal to 0.5%, calculated on a semi-annual bond equivalent basis. From and after January 15, 2011, all 7% PIK Notes (including those received as PIK Interest) will accrue interest in cash at a rate of 7% per annum, which interest will be payable semi-annually in cash on each January 15 and July 15, commencing on July 15, 2011.

Recent Developments

On April 19, 2010, Nexstar Broadcasting and Mission, as co-issuers, completed the issuance and sale of $325.0 million of senior secured second lien notes due 2017. The Old Notes were issued pursuant to an Indenture, dated as of April 19, 2010.

On April 19, 2010, the Third Amendment to Nexstar Broadcasting’s Fourth Amended and Restated Credit Agreement, dated as of April 1, 2005 became effective. Under the terms of the Nexstar Broadcasting credit agreement, the principal amount available under the revolving credit facility was reduced to $65.0 million, and the term loan B was reduced to $61.0 million.

On April 19, 2010, the Second Amendment to Mission’s Third Amended and Restated Credit Agreement, dated as of April 1, 2005 became effective. Under the terms of the Mission credit agreement, the principal amount available under the revolving credit facility was reduced to $10.0 million, and the term loan B was reduced to $39.0 million.

On April 19, 2010, we received the requisite consents to our previously announced cash tender offer and related consent solicitation for any and all of the outstanding Senior Subordinated Payment-In-Kind Notes due 2014. Approximately 82.5% of the holders tendered and consented to adopt the proposed amendments to the indenture, as supplemented, under which the Senior Subordinated Payment-In-Kind Notes were issued, retiring $34.3 million of the principal. In connection with this tender offer, a second supplemental indenture was executed whereby substantially all restrictive covenants and certain event of default provisions were eliminated. In May 2010, Nexstar Broadcasting repurchased an additional $2.0 million of the Senior Subordinated PIK Notes due 2014 at 106.5%. In September 2010, Nexstar Broadcasting redeemed the remaining $5.3 million of the

Senior Subordinated PIK Notes due 2014 at 109.75%. These transactions resulted in a loss of approximately $2.6 million.

In June through August 2010, Nexstar Broadcasting purchased approximately $6.7 million of the 7% Senior Subordinated PIK notes due 2014 at 88.8% to 90.25% and approximately $0.9 million of the 7% Senior Subordinated Notes due 2014 at 93%. These transactions resulted in gains totaling approximately $0.7 million.

Historical Performance

Revenue

The following table sets forth the principal types of revenue earned by the Company’s stations for the periods indicated and each type of revenue (other than trade and barter) as a percentage of total gross revenue, as well as agency commissions:

	Nine Months Ended September 30,				Years Ended December 31,
	2010		2009		2009		2008		2007
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Local	$126,760	56.0	$113,412	61.8	$157,429	60.6	$171,552	57.0	$175,508	62.9
National	45,856	20.2	37,563	20.5	55,052	21.2	66,122	22.0	74,256	26.6
Political	16,686	7.4	2,271	1.2	5,949	2.3	32,886	10.9	4,308	1.6
Retransmission compensation (1)	22,279	9.8	17,884	9.8	24,252	9.3	14,393	4.8	11,810	4.2
eMedia revenue	9,880	4.4	8,291	4.5	11,687	4.5	10,180	3.4	5,113	1.8
Network compensation	1,528	0.7	1,607	0.9	2,136	0.8	3,523	1.1	4,364	1.6
Management Fee	1,800	0.8	1,066	0.6	1,758	0.7	—	—	—	—
Other	1,645	0.7	1,260	0.7	1,644	0.6	2,498	0.8	3,652	1.3

Total gross revenue	226,434	100.0	183,354	100.0	259,907	100.0	301,154	100.0	279,011	100.0
Less: Agency commissions	23,989	10.6	19,002	10.4	27,328	10.5	34,587	11.5	31,629	11.3

Net broadcast revenue	202,445	89.4	164,352	89.6	232,579	89.5	266,567	88.5	247,382	88.7
Trade and barter revenue	13,849		13,667		19,400		18,352		19,419

Net revenue	$216,294		$178,019		$251,979		$284,919		$266,801

(1)	Retransmission compensation consists of a per subscriber-based compensatory fee and excludes advertising revenue generated from retransmission consent agreements, which is included in gross local advertising revenue.

Results of Operations

The following table sets forth a summary of the Company’s operations for the periods indicated and their percentages of total net revenue:

	Nine Months Ended September 30,				Years Ended December 31,
	2010		2009		2009		2008		2007
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Net revenue	$216,294	100.0	$178,019	100.0	$251,979	100.0	$284,919	100.0	$266,801	100.0
Operating expenses (income):
Corporate expenses	14,992	6.9	14,499	8.1	18,561	7.4	15,473	5.4	13,348	5.0
Station direct operating expenses, net of trade	52,704	24.4	52,991	29.8	70,549	28.0	72,056	25.3	68,112	25.5
Selling, general and administrative expenses	56,998	26.4	51,781	29.1	70,964	28.2	74,995	26.3	73,425	27.5
Impairment of goodwill	—	—	7,360	4.1	7,360	2.9	38,856	13.6	—	—
Impairment of other intangible assets	—	—	8,804	5.0	8,804	3.5	43,539	15.3	—	—
Restructure charge	—	—	670	0.4	670	0.3	—	—	—	—
Non-cash contract termination fees	—	—	191	0.1	191	0.1	7,167	2.5	—	—
Gain on asset exchange	(30)	—	(6,710)	(3.8)	(8,093)	(3.2)	(4,776)	(1.7)	(1,962)	(0.7)
Loss (gain) on asset disposal, net	(4)	—	(2,813)	(1.6)	(2,560)	(1.0)	(43)	—	(17)	—
Trade and barter expense	14,035	6.5	12,793	7.2	18,699	7.4	17,936	6.3	18,423	6.9
Depreciation and amortization	33,740	15.6	33,775	19.0	45,385	18.0	49,153	17.3	45,880	17.2
Amortization of broadcast rights, excluding barter	7,221	3.3	10,578	5.9	13,248	5.3	8,718	3.1	9,050	3.4

Income (loss) from operations	$36,638		$(5,900)		$8,201		$(38,155)		$40,542

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Revenue

Gross local advertising revenue was $126.8 million for the nine months ended September 30, 2010, an increase of $13.3 million or 11.8% when compared to $113.4 million for the nine months ended September 30, 2009. Gross national advertising revenue was $45.9 million for the nine months ended September 30, 2010, compared to $37.6 million for the same period in 2009, an increase of $8.3 million, or 22.1%. The primary drivers of these increases were increases in advertising revenue from the automotive, communications, retail and services business categories with increases of approximately $9.3 million, $2.5 million, $2.2 million and $5.5 million.

Gross political advertising revenue was $16.7 million for the nine months ended September 30, 2010, compared to $2.3 million for the same period in 2009, an increase of $14.4 million, or more than six times. The increase in gross political revenue was mainly attributed to federal and statewide primary election campaigns and to statewide and/or local races that occurred during the nine months ended September 30, 2010 as compared to nominal political advertising during the nine months ended September 30, 2009.

Retransmission compensation was $22.3 million for the nine months ended September 30, 2010, compared to $17.9 million for the same period in 2009, an increase of $4.4 million, or 24.6%. The increase in retransmission compensation was primarily the result of new contracts being added the second half of 2009 and the beginning of 2010 combined with certain increases in billing and subscription rates and the addition of WCWJ in May 2009.

eMedia revenue, representing revenue generated from non-television web-based advertising, was $9.9 million for the nine months ended September 30, 2010, compared to $8.3 million for the nine months ended September 30, 2009. The increase in eMedia revenue was a result of an overall upswing in the economy.

Net revenue for the nine months ended September 30, 2010 increased 21.5% to $216.3 million compared to $178.0 million for the nine months ended September 30, 2009.

Operating Expenses

Corporate expenses, related to costs associated with the centralized management of Nexstar’s and Mission’s stations were $15.0 million for the nine months ended September 30, 2010, compared to $14.5 million for the nine months ended September 30, 2009. The increase during the nine months ended September 30, 2010 was primarily attributed to an increase of approximately $1.6 million of non-cash incremental stock-based compensation expense resulting from the stock option repricing in May 2010 (see Note 2 to the condensed financial statements for more details related to the stock option repricing) and $2.6 million in bonus accruals, partially offset by $3.1 million in fees associated with the 7% senior subordinated PIK notes exchange offer in March 2009.

Station direct operating expenses, consisting primarily of news, engineering and programming, net of trade, and selling, general and administrative expenses were $109.7 million for the nine months ended September 30, 2010, compared to $104.8 million for the same period in 2009, an increase of $4.9 million, or 4.7%. This increase is primarily attributed to an increase of $2.3 million in national and local sales commissions related to increased revenues, as well as increases of $1.5 million in outsourcing fees and $0.3 million in reimbursable programming fees to our outsourcing partner, the addition of WCWJ in May 2009 of approximately $0.6 million, partially offset by a reduction in utility costs from the elimination of the analog transmission and the elimination of the news programming at WYOU in April 2009.

Amortization of intangible assets was approximately $17.9 million and $17.8 million for the nine months ended September 30, 2010 and 2009, respectively.

While there are no known circumstances or events as of September 30, 2010 that indicate an impairment might exist, any future significant adverse change in the advertising marketplaces in which Nexstar and Mission operate could lead to an impairment and reduction of the carrying value of the Company’s goodwill and intangible assets, including FCC licenses. If such a condition were to occur, the resulting non-cash charge could have a material adverse effect on Nexstar and Mission’s financial position and results of operations.

Depreciation of property and equipment was $15.9 million and $16.0 million for the nine months ended September 30, 2010 and 2009.

For the nine months ended September 30, 2010 and 2009, respectively, we recognized a gain of $30 thousand and $6.7 million from the exchange of equipment under an arrangement with Sprint Nextel Corporation. This project was completed as of March 31, 2010.

Income (Loss) from Operations

Income from operations was $36.6 million for the nine months ended September 30, 2010, compared to a loss from operations of $5.9 million for the same period in 2009, an increase of $42.5 million. The increase was primarily the result of an increase in net revenue of $38.3 million and an impairment loss taken in 2009 of $16.2 million, partially offset by the completion of the Sprint Nextel exchange agreement and an increase in selling, general and administrative expenses.

Interest Expense

Interest expense, including amortization of debt financing costs, was $40.2 million for the nine months ended September 30, 2010, compared to $27.4 million for the same period in 2009, an increase of $12.7 million, or 46.4%. The increase in interest expense was primarily attributed to the higher interest rate of the $325.0 million 8.875% senior secured second lien notes due 2017 compared to the senior credit facilities.

Loss on Extinguishment of Debt

For the nine months ended September 30, 2010, we purchased all $42.4 million of our outstanding Senior Subordinated PIK Notes, $6.7 million of our 7% Senior Subordinated PIK Notes, $0.9 million of our 7% Senior Subordinated Notes and repaid $298.9 million of the Nexstar Facility for a net loss of $7.9 million.

Income Taxes

Income tax expense was $4.7 million for the nine months ended September 30, 2010, compared to a benefit of $1.1 million for the same period in 2009, an increase of $5.8 million. The increase was primarily due to a reduction in deferred tax expense associated with deferred tax liabilities representing the difference between the book and tax basis of goodwill and other indefinite-lived intangible assets. The impairment charges recorded in September 2009 reduced these deferred tax liabilities which resulted in a reduction in deferred tax expense during this period.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Gross local advertising revenue was $157.4 million for the year ended December 31, 2009, compared to $171.6 million for the same period in 2008, a decrease of $14.2 million, or 8.2%. Gross national advertising revenue was $55.1 million for the year ended December 31, 2009, compared to $66.1 million for the same period in 2008, a decrease of $11.0 million, or 16.7%. The combined net decrease in gross local and national advertising revenue of $25.2 million was largely the result of a $17.9 million decrease in automotive related advertising, our largest advertising category. Also contributing to the overall decrease in local and national advertising were decreases in the following advertising categories: fast food and restaurants - $0.9 million; department stores and retail - $1.0 million; furniture - $1.9 million; paid programming - $3.0 million; medical and healthcare - $1.5 million; and telcom - $2.0 million. These decreases were partially offset by an increase in the radio, cable and newspaper category of $2.5 million and also the addition of stations KARZ and WCWJ in 2009, which contributed combined local and national advertising revenue of $6.8 million.

Gross political advertising revenue was $5.9 million for the year ended December 31, 2009, compared to $32.9 million for the same period in 2008, a decrease of $27.0 million, or 81.9%. The decrease in gross political revenue was attributed to presidential, statewide and/or local races (primarily in Pennsylvania, Indiana, Alabama, Missouri and Montana) that occurred during the year ended December 31, 2008 as compared to nominal political advertising during the year ended December 31, 2009.

Retransmission compensation was $24.3 million for the year ended December 31, 2009, compared to $14.4 million for the same period in 2008, an increase of $9.9 million, or 68.5%. The increase in retransmission compensation was primarily the result of cable agreements being renegotiated at higher rates at the end of 2008 and also the addition of KARZ and WCWJ in 2009.

eMedia revenue, representing revenue generated from non-television web-based advertising, was $11.7 million for the year ended December 31, 2009, compared to $10.2 million for the year ended December 31, 2008, an increase of $1.5 million or 14.8%. The increase in new media revenue was a result of offering new products in 2009, as well as the acquisition of WCWJ in May 2009.

Operating Expenses

Corporate expenses, related to costs associated with the centralized management of Nexstar’s and Mission’s stations, were $18.6 million for the year ended December 31, 2009, compared to $15.5 million for the year ended December 31, 2008, an increase of $3.1 million, or 20.0%. The increase during the year ended December 31, 2009 was primarily attributed to $2.9 million in fees associated with the March 2009 7% notes exchange offer and also an increase in legal and professional fees associated with the October 2009 amendment of the senior secured credit facility.

Station direct operating expenses, consisting primarily of news, engineering and programming, net of trade, and selling, general and administrative expenses were $141.5 million for the year ended December 31, 2009, compared to $147.1 million for the same period in 2008, a decrease of $5.6 million, or 3.8%. The decrease in station direct operating expenses, net of trade and selling, general and administrative expenses, is primarily attributed to decreases in national and local sales commissions resulting from lower national and local revenue and a reduction in payroll-related costs due to regionalizing certain accounting and traffic functions in 2009 offset in part by the acquisition of WCWJ.

Amortization of broadcast rights, excluding barter, was $13.2 million for the year ended December 31, 2009, compared to $8.7 million for the same period in 2008, an increase of $4.5 million, or 52.0%. The increase was primarily due to the addition of stations WCWJ and KARZ, which included combined write-downs of $2.4 million.

Amortization of intangible assets was $23.7 million for the year ended December 31, 2009, compared to $28.1 million for the same period in 2008, a decrease of $4.4 million, or 15.7%. The decrease was primarily related to the write-off of an affiliation agreement in 2008 due to one of our stations changing network affiliations in January of 2009 and also reductions in carrying values of certain network affiliation agreements that were impaired in the second half of 2008.

Depreciation of property and equipment was $21.7 million for the year ended December 31, 2009, compared to $21.0 million for the same period in 2008, an increase of $0.7 million, or 3.1%.

For the years ended December 31, 2009 and 2008, we recognized a non-cash gain of $8.1 million and $4.8 million, respectively from the exchange of equipment under an arrangement with Sprint Nextel Corporation. The increase in this gain was due to the higher number of stations completing spectrum conversions in 2009 compared to 2008.

In February 2009, Nexstar began regionalizing certain accounting and traffic functions. As a result, approximately 93 employees were notified they would be terminated at various points in time through the end of May 2009. These employees were offered termination benefits that aggregated to $0.7 million. The Company recognized these costs ratably over the period of time between the notice of termination and the termination date. Nexstar estimates the restructuring saves the Company approximately $2.2 million annually. The Company incurred a $0.7 million charge during 2009 related to these benefits.

In 2009, the Company incurred a non-cash charge of $0.2 million related to the termination of national sales representation agreements at certain stations. The Company incurred a similar type of charge in 2008 in the amount of $7.2 million related to a different group of stations.

The net gain on asset disposal of $2.6 million included gains of $2.3 million and $1.0 million related to the KSNF and KBTV casualty losses, respectively.

We recorded an impairment charge of $16.2 million during 2009 that included an impairment to the carrying values of FCC licenses of $8.8 million, related to 19 of our television stations and an impairment to the carrying values of goodwill of $7.4 million, related to four reporting units consisting of five of our television stations. In 2008, we recorded total impairment charges of $82.4 million that included an impairment to the carrying values of FCC licenses of $41.4 million, related to 22 of our television stations; an impairment to the carrying value of network affiliation agreements of $2.1 million, related to three of our television stations; and an impairment to the carrying values of goodwill of $38.9 million, related to 10 reporting units consisting of 11 of our television stations. As required by the authoritative guidance for goodwill and other intangible assets, we tested our FCC licenses and goodwill for impairment at September 30, 2009, between the required annual tests, because we believed events had occurred and circumstances changed that would more likely than not reduce the fair value of our reporting units below their carrying amounts and that our FCC licenses might be impaired. These events and circumstances include the overall economic recession and a continued decline in demand for advertising at several of our stations. See Note 8 to the Consolidated Financial Statements elsewhere in this document.

Income from Operations

Income from operations was $8.2 million for the year ended December 31, 2009, compared to a loss of $38.2 million for the same period in 2008, an increase of $46.4 million, or 121.5%. The increase was primarily the result of reductions in: 1) impairment charges, 2) direct operating expenses, 3) amortization of intangible assets and 4) non-cash contract termination fees, combined with increases in gains recognized on asset exchanges and disposals, partially offset by the decrease in net revenue and increases in corporate expenses and the amortization of broadcast rights.

Interest Expense

Interest expense, including amortization of debt financing costs, was $39.2 million for the year ended December 31, 2009, compared to $48.8 million for the same period in 2008, a decrease of $9.6 million, or 19.7%. The decrease in interest expense was primarily attributed to lower average interest rates for most of 2009 compared to 2008 combined with the $27.8 million reduction in the outstanding 11.375% notes period-over-period. These decreases were partially offset by the increase in the amount outstanding under the revolving credit facility in 2009.

Gain on Extinguishment of Debt

In 2009, the Company purchased $27.8 million of its 11.375% notes and $1.0 million of its 7% notes for a total of $10.0 million, plus accrued interest of $1.0 million. These transactions resulted in combined gains of $18.6 million for the year ended December 31, 2009. On October 16, 2008, Nexstar purchased $5 million (face value) of the Company’s outstanding 7% Notes. The cash paid was approximately $3.1 million which included approximately $0.1 million of accrued interest. On October 28, 2008, Nexstar purchased $2.5 million (face value) of the 7% Notes for approximately $1.5 million, which included approximately $0.1 million of accrued interest. As a result of these two transactions, Nexstar recognized a combined gain of $2.9 million in 2008. This amount is net of a $0.1 million pro-rata write-off of debt financing costs associated with the 7% Notes.

Income Taxes

Income tax expense was $0.2 million for the year ended December 31, 2009, compared to a benefit of $5.3 million for the same period in 2008, an increase in expense of $5.5 million. The increase was primarily due to the tax benefit recognized as a result of the $80.3 million impairment charge in 2008 compared to the $16.2 million impairment charge in 2009 on indefinite-lived assets. Our provision for income taxes is primarily created by an increase in the deferred tax liabilities position during the year arising from the amortizing of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes. The impairment charge reduced the book value and therefore decreased the deferred tax liability position. No tax benefit was recorded with respect to the losses for 2009 and 2008, as the utilization of such losses is not likely to be realized in the foreseeable future.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

Gross local advertising revenue was $171.6 million for the year ended December 31, 2008, compared to $175.5 million for the same period in 2007, a decrease of $3.9 million, or 2.3%. Gross national advertising revenue was $66.1 million for the year ended December 31, 2008, compared to $74.3 million for the same period in 2007, a decrease of $8.2 million, or 11.0%. The combined net decrease in gross local and national advertising revenue of $12.1 million was primarily the result of a decrease in automotive related advertising, our largest advertising category.

Gross political advertising revenue was $32.9 million for the year ended December 31, 2008, compared to $4.3 million for the same period in 2007, an increase of $28.6 million, or 663.4%. The increase in gross political revenue was attributed to presidential, statewide and/or local races (primarily in Pennsylvania, Indiana, Alabama, Missouri and Montana) that occurred during the year ended December 31, 2008 as compared to nominal political advertising during the year ended December 31, 2007.

Retransmission compensation was $14.4 million for the year ended December 31, 2008, compared to $11.8 million for the same period in 2007, an increase of $2.6 million, or 22.0%. The increase in retransmission compensation was primarily the result of (1) additional subscriber base for certain content distributors in 2008 compared to 2007, (2) annual rate increases in 2008 for certain retransmission consent agreements, (3) the addition of new markets under retransmission consent agreements in 2008 and (4) renewal of various multi-year contracts at higher rates with certain distributors.

eMedia revenue, representing revenue generated from non-television web-based advertising, was $10.2 million for the year ended December 31, 2008, compared to $5.1 million for the year ended December 31, 2007. The increase in new media revenue was a result of having all of our markets complete implementation of this digital media platform initiative for all of 2008 as compared to 2007, in which complete implementation did not take place until June 2007. Also contributing to the increase is the introduction of additional products in this area.

Operating Expenses

Corporate expenses, related to costs associated with the centralized management of Nexstar’s and Mission’s stations, were $15.5 million for the year ended December 31, 2008, compared to $13.3 million for the year ended December 31, 2007, an increase of $2.2 million, or 15.9%. The increase during the year ended December 31, 2008 was primarily attributed to an increase in legal and professional fees of $2.4 million.

Station direct operating expenses, consisting primarily of news, engineering and programming, net of trade, and selling, general and administrative expenses were $147.1 million for the year ended December 31, 2008, compared to $141.5 million for the same period in 2007, an increase of $5.6 million, or 3.9%. The increase in station direct operating expenses, net of trade, is primarily attributed to (1) the addition of KTVE in 2008 and (2) payroll-related costs and commissions related to the growth in eMedia revenue. These increases were partially offset by a reduction in employee incentives.

Amortization of broadcast rights, excluding barter, was $8.7 million for the year ended December 31, 2008, compared to $9.1 million for the same period in 2007, a decrease of $0.4 million, or 3.7%.

Amortization of intangible assets was $28.1 million for the year ended December 31, 2008, compared to $25.7 million for the same period in 2007, an increase of $2.4 million, or 9.6%. The increase was primarily related to the acceleration of amortization of our NBC Network affiliation agreement at KBTV due to the station becoming a Fox affiliated station effective January 1, 2009.

Depreciation of property and equipment was $21.0 million for the year ended December 31, 2008, compared to $20.2 million for the same period in 2007, an increase of $0.8 million, or 4.0%. The increase in depreciation was due to a corresponding increase in property and equipment, including Mission’s acquisition of KTVE.

For the year ended December 31, 2008, we recognized a non-cash gain of $4.8 million from the exchange of equipment under an arrangement we first transacted with Sprint Nextel Corporation during the second quarter of 2007.

We recognized a $7.2 million non-cash charge related to the termination of the national sales representation contract.

We recorded an impairment charge of $82.4 million during the year ended December 31, 2008 that included an impairment to the carrying values of FCC licenses of $41.4 million, related to 22 of our television stations; an impairment to the carrying value of network affiliation agreements of $2.1 million, related to 3 of our television stations; and an impairment to the carrying values of goodwill of $38.9 million, related to 10 reporting units consisting of 11 of our television stations. See Note 8 in the Notes to Consolidated Financial Statements on page F-55 for additional information.

Income from Operations

Loss from operations was $38.2 million for the year ended December 31, 2008, compared to income of $40.5 million for the same period in 2007, a decrease of $78.7 million, or 194.3%. The decrease was primarily the result of impairment charges as required by authoritative guidance for goodwill and other intangible assets partially offset by increases in net revenue.

Interest Expense

Interest expense, including amortization of debt financing costs, was $48.8 million for the year ended December 31, 2008, compared to $55.0 million for the same period in 2007, a decrease of $6.2 million, or 11.3%. The decrease in interest expense was primarily attributed to lower average interest rates during the year ended December 31, 2008 compared to the same period in 2007 combined with the $46.9 million principal payment on our 11.375% senior discounted Notes on April 1, 2008, a $5.3 million dollar repurchase of the 11.375% Notes in September 2008 and a repurchase of $7.5 million of the 7% Notes in October 2008.

Gain on Extinguishment of Debt

On October 16, 2008, Nexstar purchased $5 million (face value) of the Company’s outstanding 7% Notes. The cash paid was approximately $3.1 million which included approximately $0.1 million of accrued interest. On October 28, 2008, Nexstar purchased $2.5 million (face value) of the 7% Notes for approximately $1.5 million, which included approximately $0.1 million of accrued interest. As a result of these two transactions, Nexstar recognized a combined gain of $2.9 million. This amount is net of a $0.1 million pro-rata write-off of debt financing costs associated with the 7% Notes.

Income Taxes

Income tax benefit was $5.3 million for the year ended December 31, 2008, compared to income tax expense of $5.8 million for the same period in 2007, a decrease of $11.1 million. The decrease was primarily due to the tax benefit recognized as a result of the impairment charge on indefinite-lived assets. Our provision for income taxes is primarily created by an increase in the deferred tax liabilities position during the year arising from the amortizing of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes. The impairment charge reduced the book value and therefore decreased the deferred tax liability position. No tax benefit was recorded with respect to the losses for 2008 and 2007, as the utilization of such losses is not likely to be realized in the foreseeable future.

Liquidity and Capital Resources

We and Mission are highly leveraged, which makes the Company vulnerable to changes in general economic conditions. Our and Mission’s ability to meet the future cash requirements described below depends on our and Mission’s ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other conditions, many of which are beyond our and Mission’s control. Based on current operations and anticipated future growth, we believe that our and Mission’s available cash, anticipated cash flow from operations and available borrowings under the Nexstar and Mission senior credit facilities will be sufficient to fund working capital, capital expenditure requirements, interest payments and scheduled debt principal payments for at least the next twelve months. In order to meet future cash needs we may, from time to time, borrow under credit facilities or issue other long- or short-term debt or equity, if the market and the terms of our existing debt arrangements permit, and Mission may, from time to time, borrow under its available credit facility. We will continue to evaluate the best use of Nexstar’s operating cash flow among its capital expenditures, acquisitions and debt reduction.

Overview

The following tables present summarized financial information management believes is helpful in evaluating the Company’s liquidity and capital resources:

	Nine Months Ended September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(in thousands)
Net cash provided by operating activities	$48,735	$9,834	$22,993	$60,648	$36,987
Net cash used in investing activities	(11,423)	(30,106)	(35,590)	(38,492)	(18,608)
Net cash (used in) provided by financing activities	(32,301)	23,761	9,515	(22,548)	(13,332)

Net increase (decrease) in cash and cash equivalents	$5,011	$3,489	$(3,082)	$(392)	$5,047

Cash paid for interest	$18,080	$22,228	$29,215	$39,036	$40,575
Cash paid for income taxes, net	$416	$523	$523	$178	$51

	September 30, 2010	December 31,
		2009	2008
	(in thousands)
Cash and cash equivalents	$17,763	$12,752	$15,834
Long-term debt including current portions	$645,959	$670,374	$662,117
Unused commitments under senior secured credit facilities (1)	$75,000	$20,500	$66,500

(1)	Based on covenant calculations, as of September 30, 2010, all of the $75 million of total unused revolving loan commitments under the Nexstar and Mission credit facilities were available for borrowing.

Cash Flows—Operating Activities

Net cash provided by operating activities increased by $38.9 million during the nine months ended September 30, 2010 compared to the same period in 2009. The increase was primarily due to an increase in net revenue of $38.3 million combined with cash collected on accounts receivable and a reduction of cash paid on accounts payable and accrued expenses including interest payable.

Cash paid for interest decreased by $4.1 million during the nine months ended September 30, 2010 compared to the same period in 2009. The decrease was primarily due to an increase in accrued interest payable due to the different interest payment dates of the 8.875% senior secured second lien notes due 2017 in 2010 compared to 2009.

Net cash provided by operating activities decreased by $37.7 million during the year ended December 31, 2009 compared to the same period in 2008. The decrease was primarily due to our overall decrease in net revenue of $32.9 million combined with a decrease of $12.7 million resulting from the timing of collections of accounts receivable, partially offset by the decrease in cash paid for interest of $9.8 million.

Cash paid for interest decreased by $9.8 million during the year ended December 31, 2009 compared to the same period in 2008. The decrease was due to a decrease in cash payments of interest on our and Mission’s bank debt combined with the reduction in our 11.375% notes outstanding. Cash payments of interest on our and Mission’s senior credit facilities were $11.5 million for the year ended December 31, 2009, compared to $19.9 million for the year ended December 31, 2008, a decrease of $8.4 million. The decrease was due to lower average interest rates in 2009 compared to 2008, partially offset by the increase in net borrowings under the revolving credit facility.

Net cash provided by operating activities increased by $23.7 million during the year ended December 31, 2008 compared to the same period in 2007. The increase was primarily due to (1) our increase in net revenue of $18.1 million, partially offset by an increase in direct operating and general and administrative expenses of $7.8 million, (2) an increase of $10.2 million resulting from the timing of collections for accounts receivable and (3) an increase of $2.3 million related to timing of interest payments on the 11.375% senior discount notes.

Cash paid for interest decreased by $1.5 million during the year ended December 31, 2008 compared to the same period in 2007. The decrease was due to a decrease in cash payments of interest on our and Mission’s bank debt. Cash payments of interest on our and Mission’s senior credit facilities were $19.9 million for the year ended December 31, 2008, compared to $26.6 million for the year ended December 31, 2007, a decrease of $6.7 million. The decrease was due to lower average interest rates incurred during the year ended December 31, 2008 compared to the same period in 2007 and a lower level of average debt outstanding in 2008 on the respective credit facilities. The decrease in cash interest paid on bank debt was partially offset by an increase in cash interest paid on the 11.375% senior discount notes, which required cash payments beginning in April 2008.

Nexstar and its subsidiaries file a consolidated federal income tax return. Mission files its own separate federal income tax return. Additionally, Nexstar and Mission file their own state and local tax returns. Due to our and Mission’s recent history of net operating losses, we and Mission currently do not pay any federal income taxes. These net operating losses may be carried forward, subject to expiration and certain limitations, and used to reduce taxable earnings in future years. Through the use of available loss carryforwards, it is possible that we and Mission may not pay significant amounts of federal income taxes in the foreseeable future.

Cash Flows—Investing Activities

Net cash used in investing activities decreased by $18.7 million during the nine months ended September 30, 2010 compared to the same period in 2009. The decrease was primarily due to $20.8 million less spending on the acquisitions of new stations combined with $2.5 million less spending in capital expenditures, offset by approximately $4.4 million less insurance proceeds received on casualty loss.

Net cash used in investing activities decreased by $2.9 million during the year ended December 31, 2009 compared to the same period in 2008. The decrease was primarily due to decreases in purchases of property and equipment and the insurance proceeds for KBTV and KSNF, partially offset by the increase in acquisition-related payments.

Net cash used in investing activities increased by $19.9 million during the year ended December 31, 2008 compared to the same period in 2007. The increase was primarily due to increases in purchases of property and equipment and in acquisition-related payments.

Capital expenditures were $11.9 million for the nine months ended September 30, 2010, compared to $14.3 million for the nine months ended September 30, 2009.

Capital expenditures were $19.0 million for the year ended December 31, 2009, compared to $30.8 million for the year ended December 31, 2008. The decrease was primarily attributable to more digital conversions occurring in 2008.

Capital expenditures were $30.8 million for the year ended December 31, 2008, compared to $18.5 million for the year ended December 31, 2007. The increase was primarily attributable to digital conversion expenditures, which was $23.3 million for the year ended December 31, 2008 compared to $8.6 million for the same period in 2007.

Cash used for station acquisitions was $20.8 million for the year ended December 31, 2009, including $17.2 million related to the acquisition of WCWJ and $3.6 million for the remaining payment on KARZ, $8.3 million for the year ended December 31, 2008, including $7.9 million related to Mission’s acquisition of KTVE and $0.4 million for the down-payment on KARZ, and $0.4 million for the year ended December 31, 2007 for the down payment on the KTVE acquisition.

Cash Flows—Financing Activities

Net cash used in financing activities increased by $56.1 million during the nine months ended September 30, 2010 compared to the same period in 2009, due primarily to $329.7 million more repayments on long-term debt and $54.0 million less draws from revolver facility, offset by approximately $316.8 million net proceeds from issuance of 8.875% senior secured second lien notes and approximately $10.8 million less consideration paid for all financing related transactions during these periods.

Net cash provided by financing activities increased by $32.1 million during the year ended December 31, 2009 compared to the same period in 2008, primarily due to an increase in net borrowings under the revolving credit facility of $43.0 million combined with a reduction in net payments on our outstanding notes of $11.1 million, partially offset by consideration of $17.7 million paid to bondholders in the exchange of the 7% senior subordinated notes and an increase in payments for debt finance costs of $5.1 million.

Net cash used in financing activities increased by $9.2 million during the year ended December 31, 2008 compared to the same period in 2007, primarily due to the repayment of $56.8 million of senior subordinated debt, partially offset by proceeds from the June 27, 2008 issuance of senior subordinated payment in kind (PIK) notes of $35 million and also $13.0 million less in net payments on the revolving credit facility.

During 2009, we purchased $27.9 million and $1.0 million (both face amounts) of our 11.375% Notes and 7% Notes, respectively, for a total of $10.0 million.

On April 1, 2008, Nexstar redeemed $46.9 million of its outstanding 11.375% senior discount notes to ensure they are not “Applicable High Yield Discount Obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986. In September 2008, the Company repurchased $5.3 million of the 11.375% notes at par as required by the terms of the senior subordinated PIK notes purchase agreement. In October 2008, Nexstar voluntarily repurchased $7.5 million of the outstanding 7% senior subordinated notes for approximately $4.6 million.

During the year ended December 31, 2008, there were $3.5 million of scheduled term loan maturities, $50.0 million of revolving loan repayments and $53.0 million of revolving loan borrowings under our and Mission’s senior secured credit facilities.

During the year ended December 31, 2007, there were $3.5 million of scheduled term loan maturities, $18.0 million of revolving loan repayments and $8.0 million of revolving loan borrowings under our and Mission’s senior secured credit facilities.

Although the Nexstar and Mission senior secured credit facilities allow for the payment of cash dividends to common stockholders, we and Mission do not currently intend to declare or pay a cash dividend.

Future Sources of Financing and Debt Service Requirements

As of September 30, 2010, Nexstar and Mission had total combined debt of $646.0 million, which represented 141.6% of Nexstar and Mission’s combined capitalization. Our and Mission’s high level of debt requires that a substantial portion of cash flow be dedicated to pay principal and interest on debt which reduces the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes.

The following table summarizes the approximate aggregate amount of principal indebtedness scheduled to mature for the periods referenced as of September 30, 2010 (in thousands):

	Total	Remainder of 2010	2011- 2012	2013- 2014	Thereafter
Nexstar senior secured credit facility	$60,848	$153	$1,220	$1,220	$58,255
Mission senior secured credit facility	38,902	97	780	780	37,245
8.875% senior secured second lien notes due 2017	325,000	—	—	—	325,000
7% senior subordinated notes due 2014	46,990	—	—	46,990	—
7% senior subordinated PIK notes due 2014	136,634	—	—	136,634	—
11.375% senior discount notes due 2013	49,981	—	—	49,981	—

	$658,355	$250	$2,000	$235,605	$420,500

On April 19, 2010, the Third Amendment became effective to Nexstar Broadcasting’s Fourth Amended and Restated Credit Agreement dated as of April 1, 2005. Under the terms of the Nexstar Facility, the principal amount available under the revolving credit facility was reduced to $65.0 million, and the Term Loan B was reduced to $61.0 million.

On April 19, 2010, the Second Amendment became effective to Mission’s Third Amended and Restated Credit Agreement, dated as of April 1, 2005. Under the terms of the Mission Facility, the principal amount available under the revolving credit facility was reduced to $10.0 million, and the Term Loan B was reduced to $39.0 million.

On April 19, 2010, Nexstar Broadcasting and Mission, as co-issuers, completed the issuance and sale of $325.0 million of senior secured second lien notes due 2017. The Notes will mature on April 15, 2017. Interest on the Notes accrues at a rate of 8.875% per annum and is payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2010.

The net proceeds to Nexstar Broadcasting and Mission from the sale of the senior secured second lien notes due 2017 were approximately $316.8 million. Nexstar Broadcasting and Mission used the net proceeds of the offering and cash on hand, to repurchase $34.3 million of Nexstar Broadcasting’s outstanding Senior Subordinated PIK Notes due 2014, to refinance Nexstar Broadcasting and Mission’s existing senior secured credit facilities and pay related fees and expenses.

We make semiannual interest payments on our 8.875% senior secured second lien notes due 2017 on April 15 and October 15 of each year. We make semiannual interest payments on our 7% Notes due 2014 on January 15 and July 15 of each year. We make semiannual interest payments on our 11.375% senior discount notes due 2013 on April 1 and October 1 of each year. Our 7% PIK Notes due 2014 will begin paying cash interest in 2011. Interest payments on our and Mission’s senior credit facilities are generally paid every one to three months and are payable based on the type of interest rate selected.

The terms of the Nexstar and Mission senior credit facilities, as well as the indentures governing our publicly-held notes, limit, but do not prohibit us or Mission from incurring substantial amounts of additional debt in the future.

We do not have any rating downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could adversely affect our ability to renew existing, or obtain access to new credit facilities or otherwise issue debt in the future and could increase the cost of such facilities.

Debt Covenants

Our senior secured credit facility agreement contains covenants which require us to comply with certain financial ratios, including: (a) maximum total leverage ratios, (b) a minimum consolidated first lien indebtedness ratio, and (c) a maximum fixed charge coverage ratio. The covenants, which are calculated on a quarterly basis, include the combined results of Nexstar Broadcasting and Mission. Mission’s senior secured credit facility agreement does not contain financial covenant ratio requirements; however it does include an event of default if Nexstar does not comply with all covenants contained in its credit agreement. The senior subordinated notes and senior discount notes contain restrictive covenants customary for borrowing arrangements of this type. We believe we will be able to maintain compliance with all covenants contained in the credit agreements governing our senior secured facility and the indentures governing our publicly held notes for a period of at least the next twelve months from September 30, 2010.

No Off-Balance Sheet Arrangements

As of September 30, 2010 and December 31, 2009, 2008 and 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. All of our arrangements with Mission are on-balance sheet arrangements. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Contractual Obligations

The following summarizes Nexstar’s and Mission’s contractual obligations as of December 31, 2009, and the effect such obligations are expected to have on the Company’s liquidity and cash flow in future periods:

	Total	2010	2011-2012	2013-2014	Thereafter
	(dollars in thousands)
Nexstar senior secured credit facility	$226,329	$5,358	$220,971	$—	$—
Mission senior secured credit facility	172,360	1,727	170,633	—	—
Senior subordinated PIK notes due 2014	42,628	—	—	42,628	—
7% senior subordinated notes due 2014	47,910	—	—	47,910	—
7% senior subordinated PIK notes due 2014	143,600	—	—	143,600	—
11.375% senior discount notes due 2013	49,981	—	—	49,981	—
Cash interest on debt	143,358	32,315	78,501	32,542	—
Broadcast rights current cash commitments (1)	14,415	8,126	4,956	1,333	—
Broadcast rights future cash commitments	9,374	1,875	6,776	682	41
Executive employee contracts (2)	22,568	7,681	11,500	3,387	—
Operating lease obligations	61,082	4,606	9,107	8,726	38,643

Total contractual cash obligations	$933,605	$61,688	$502,444	$330,789	$38,684

(1)	Excludes broadcast rights barter payable commitments recorded on the financial statements at December 31, 2009 in the amount of $14.4 million.
(2)	Includes the employment contracts for all corporate executive employees and general managers of our stations.

As discussed in Note 18, “Income Taxes” of the Notes to the Consolidated Financial Statements, we adopted interpretive guidance related to accounting for uncertainty in income taxes as of January 1, 2007. At December 31, 2009, we had $3.7 million of unrecognized tax benefits. This liability represents an estimate of tax positions that the corporation has taken in its tax returns which may ultimately not be sustained upon examination by the tax authorities. The resolution of these tax positions may not require cash settlement due to the existence of net operating loss carryforwards.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the period. On an ongoing basis, we evaluate our estimates, including those related to goodwill and intangible assets, bad debts, broadcast rights, trade and barter, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

For an overview of our significant accounting policies, we refer you to Note 2 of our consolidated financial statements on page F-38. We believe the following critical accounting policies are those that are the most important to the presentation of our consolidated financial statements, affect our more significant estimates and assumptions, and require the most subjective or complex judgments by management.

Consolidation of Mission and Variable Interest Entities

Our consolidated financial statements include the accounts of independently-owned Mission and certain other entities when it has been determined that the Company is the primary beneficiary of a variable interest entity (“VIE”). Under GAAP, a company must consolidate an entity when it has a “controlling financial interest”

resulting from ownership of a majority of the entity’s voting rights. Accounting rules expand the definition of controlling financial interest to include factors other than equity ownership and voting rights.

In applying accounting and disclosure, we must base our decision to consolidate an entity on quantitative and qualitative factors that indicate whether or not we are absorbing a majority of the entity’s economic risks or receiving a majority of the entity’s economic rewards. Our evaluation of the “risks and rewards” model must be an ongoing process and may alter as facts and circumstances change.

Mission is included in our consolidated financial statements because we believe we have a controlling financial interest in Mission as a result of local service agreements we have with each of Mission’s stations, our guarantee of the obligations incurred under Mission’s senior secured credit facility and purchase options (which expire on various dates between 2011 and 2018) granted by Mission’s sole shareholder which will permit us to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent. We expect these option agreements to be renewed upon expiration.

In addition, generally in connection with acquisitions, the Company enters into time brokerage agreements (“TBA”) and begins programming and selling advertising for a station before receiving FCC consent to the transfer of the station’s ownership and broadcast license. We include a station programmed under a TBA in our consolidated financial statements because we believe that we have a controlling financial interest in the station as a result of the Company assuming the credit risk of advertising revenue it sells on the station, its obligation to pay for substantially all the station’s reasonable operating expenses, as required under the TBA agreement, and in connection with our entry into a purchase agreement, that the sale of the station and transfer of the station’s broadcast license will occur within a reasonable period of time.

Valuation of Goodwill and Intangible Assets

Approximately $362.8 million, or 58.5%, of our total assets as of December 31, 2009 consisted of intangible assets. Intangible assets principally include FCC licenses, goodwill and network affiliation agreements. If the fair value of these assets is less than the carrying value, we may be required to record an impairment charge.

As required by authoritative guidance, we test the impairment of our FCC licenses annually or whenever events or changes in circumstances indicate that such assets might be impaired. The impairment test consists of a comparison of the fair value of FCC licenses with their carrying amount on a station-by-station basis using a discounted cash flow valuation method, assuming a hypothetical startup scenario.

Also as required by authoritative guidance, we test the impairment of our goodwill annually or whenever events or changes in circumstances indicate that goodwill might be impaired. The first step of the goodwill impairment test compares the fair value of the market (“reporting unit”) to its carrying amount, including goodwill. We aggregate our stations by market for purposes of our goodwill and license impairment testing and we believe that our markets are most representative of our broadcast reporting units because we view manage and evaluate our stations on a market basis. The fair value of a reporting unit is determined through the use of a discounted cash flow analysis. The valuation assumptions used in the discounted cash flow model reflect historical performance of the reporting unit and the prevailing values in the markets for broadcasting properties. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step described above) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess but not more than the carrying value of goodwill.

In accordance with authoritative guidance for accounting for the impairment or disposal of long-lived assets, the Company tests network affiliation agreements whenever events or circumstances indicate that their carrying amount may not be recoverable, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying amount of a network affiliation agreement is recognized when the expected future operating cash flow derived from the operations to which the asset relates is less than its carrying value.

We tested our network affiliation, FCC licenses and goodwill for impairment as of September 30, 2009, between the required annual tests, because we believed events had occurred and circumstances changed that would more likely than not reduce the fair value of our reporting units below their carrying amounts and that our FCC licenses and network affiliation agreements might be impaired. These events included the overall economic recession and the continued decline in advertising revenues at some of our television stations. We recorded an impairment charge of $16.2 million as a result of that test which included an impairment to the carrying values of FCC licenses of $8.8 million, related to 19 of our television stations and an impairment to the carrying values of goodwill of $7.4 million, related to four reporting units consisting of five of our television stations.

We completed our annual test for impairment of goodwill and FCC licenses as of December 31, 2009 which resulted in no additional impairment charge. The Company has four reporting units with a carrying value of goodwill in the amount of $23.3 million that could be potentially at risk for impairment. Our annual test for impairment indicated that the fair value exceeded the carrying value of these reporting units by 20%.

We tested our network affiliation, FCC licenses and goodwill for impairment as of September 30, 2008, between the required annual tests, because we believed events had occurred and circumstances changed that would more likely than not reduce the fair value of our reporting units below their carrying amounts and that our FCC licenses and network affiliation agreements might be impaired. These events included the decline in overall economic conditions and the resulting decline in advertising revenues at some of our television stations. We recorded an impairment charge of $48.5 million as a result of that test which included an impairment to the carrying values of FCC licenses of $19.7 million, related to 12 of our television stations; an impairment to the carrying value of network affiliation agreements of $1.0 million, related to 3 of our television stations; and an impairment to the carrying values of goodwill of $27.8 million, related to 5 reporting units consisting of 6 of our television stations.

We performed our annual test for impairment at December 31, 2008 and due to the continued decline in overall economic conditions during the fourth quarter of 2008 and the further decline in our forecasts for advertising revenues at some stations, the Company recorded an additional $33.9 million in impairment charges, for an annual total of $82.4 million. Of the additional $33.9 million impairment charges, $21.7 million was for FCC licenses, related to 21 of our television stations, $1.1 million was for network affiliation agreements related to 2 television stations, and $11.1 million was for goodwill, related to 8 reporting units consisting of 10 of our television stations.

Further deterioration in the advertising marketplaces in which Nexstar and Mission operate could lead to further impairment and reduction of the carrying value of the Company’s goodwill and intangible assets, including FCC licenses and network affiliation agreements. If such a condition were to occur, the resulting non-cash charge could have a material adverse effect on Nexstar and Mission’s financial position and results of operations.

The tables below illustrate how assumptions used in the fair value calculations varied from period to period in 2009 and 2008. The increase in the discount rate between the third and fourth quarter 2008 reflects the volatility of stock prices of public companies within the media sector along with the increase in the corporate borrowing rate. The changes in the market growth rates and operating profit margins reflect the general economic pressures impacting both the national and a number of local economies, and specifically, national and local advertising expenditures in the markets where our stations operate.

The assumptions used in the valuation testing have certain subjective components including anticipated future operating results and cash flows based on our own internal business plans as well as future expectations about general economic and local market conditions.

We based the valuation of FCC licenses on the following basic assumptions:

	September 30, 2009	December 31, 2008	September 30, 2008
Market growth rates	0.0% to 8.5%	2.0% to 2.8%	2.0% to 2.8%
Operating profit margins	11.5% to 33.7%	11.9% to 33.7%	12.1% to 34.1%
Discount rate	10.5%	10.8%	9.5%
Tax rate	35.2% to 40.6%	34.0% to 40.6%	34.0% to 40.6%
Capitalization rate	7.5% to 8.5%	8.0% to 8.8%	6.8% to 7.5%

We based the valuation of network affiliation agreements at December 31, 2008 and September 30, 2008 on the following basic assumptions:

	September 30, 2009	December 31, 2008	September 30, 2008
Market growth rates	0.0% to 4.0%	2.0% to 2.8%	2.0% to 2.8%
Operating profit margins	20.0% to 34.7%	20.0% to 42.1%	14.3% to 42.6%
Discount rate	10.5%	10.8%	9.5%
Tax rate	35.2% to 40.6%	34.0% to 40.6%	34.0% to 40.6%
Capitalization rate	7.8% to 8.5%	8.0% to 8.8%	6.8% to 7.5%

We based the valuation of goodwill on the following basic assumptions:

	September 30, 2009	December 31, 2008	September 30, 2008
Market revenue growth	0.0% to 8.5%	2.0% to 2.8%	2.0% to 2.8%
Operating profit margins	20.0% to 42.8%	20.0% to 42.1%	20.0% to 42.6%
Discount rate	10.5%	10.8%	9.5%
Tax rate	35.2% to 40.6%	34.0% to 40.6%	34.0% to 40.6%
Capitalization rate	7.5% to 8.5%	8.0% to 8.8%	6.8% to 7.5%

The assumptions utilized for our annual impairment assessment for FCC licenses and goodwill as of December 31, 2009 were consistent with those utilized at September 30, 2009.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required. Allowance for doubtful accounts was $0.8 million at both December 31, 2009 and 2008.

Broadcast Rights Carrying Amount

Broadcast rights are stated at the lower of unamortized cost or net realizable value. Cash broadcast rights are initially recorded at the amount paid or payable to program distributors for the limited right to broadcast the distributors programming. Barter broadcast rights are recorded at our estimate of the fair value of the advertising time exchanged, which approximates the fair value of the programming received. The fair value of the advertising time exchanged is estimated by applying average historical rates for specific time periods.

Amortization of broadcast rights is computed using the straight-line method based on the license period or programming usage, whichever period yields the shorter life. The current portion of broadcast rights represents those rights available for broadcast which will be amortized in the succeeding year. When projected future net revenue associated with a program is less than the current carrying amount of the program broadcast rights, for example, due to poor ratings, we write-down the unamortized cost of the broadcast rights to equal the amount of projected future net revenue. If the expected broadcast period was shortened or cancelled we would be required to write-off the remaining value of the related broadcast rights to operations on an accelerated basis or possibly immediately. As of December 31, 2009, the amounts of current broadcast rights and non-current broadcast rights were $15.4 million and $10.7 million, respectively.

Trade and Barter Transactions

We trade certain advertising time for various goods and services. These transactions are recorded at the estimated fair value of the goods or services received. We barter advertising time for certain program material. These transactions, except those involving exchange of advertising time for network programming, are recorded at management’s estimate of the fair value of the advertising time exchanged, which approximates the fair value of the program material received. The fair value of advertising time exchanged is estimated by applying average historical advertising rates for specific time periods. We recorded barter revenue of $12.0 million, $11.7 million and $12.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Trade revenue of $7.4 million, $6.6 million and $7.0 million was recorded for the years ended December 31, 2009, 2008 and 2007, respectively. We incurred trade and barter expense of $18.7 million, $17.9 million and $18.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Income Taxes

We account for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. While we have considered future taxable income and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such a determination was made.

On January 1, 2007, we adopted interpretive guidance related to income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. For interest and penalties relating to income taxes we recognize these items as components of income tax expense.

Stock Option Expense Recognition

Effective January 1, 2006, we adopted authoritative guidance related to share-based payments, which requires all share-based payment to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. We recognize the expense related to our stock options over the period that the employee is required to provide services, and only to the extent the awards vest. Therefore, we apply an estimated forfeiture rate assumption to adjust compensation cost for the effect of those employees that are not expected to complete the requisite service period and will forfeit nonvested options. We base the forfeiture rate assumption on Nexstar’s historical experience of award forfeitures, and as necessary, adjusted for certain events that are not expected to recur during the expected term of the option.

We determine the fair value of employee stock options at the date of grant using the Black-Scholes option pricing model. Our valuation of employee stock options relies on assumptions of factors we are required to input into the Black-Scholes model. These assumptions are highly subjective and involve an estimate of future uncertain events. The option pricing model requires us to input factors for expected stock price volatility and the expected term until exercise of the option award. Due to our limited history of publicly traded shares, we combine our historical stock price data and volatilities of peer companies in the television broadcasting industry when determining expected volatility. Based on a lack of historical option exercise experience, we use the weighted-average of the holding periods for all options granted to determine the expected term assumption. Utilizing historical exercise and post-vesting cancellation experience of Nexstar’s stock option awards, the expected term is the average interval between the grant and exercise or post-vesting cancellation dates.

Claims and Loss Contingencies

In the normal course of business, we are party to various claims and legal proceedings. We record a liability for these matters when an adverse outcome is probable and the amount of loss is reasonably estimated. We consider a combination of factors when estimating probable losses, including judgments about potential actions by counterparties.

Nonmonetary Asset Exchanges

In connection with a spectrum allocation exchange ordered by the FCC within the 1.9 GHz band, Sprint Nextel Corporation (“Nextel”) is required to replace certain existing analog equipment with comparable digital equipment. The Company has agreed to accept the substitute equipment that Nextel will provide and in turn must relinquish its existing equipment to Nextel. Neither party will have any continuing involvement in the equipment transferred following the exchange. We account for this arrangement as an exchange of assets in accordance with accounting and disclosure requirements for exchanges of nonmonetary assets.

These transactions are recorded at the estimated fair market value of the equipment received. We derive our estimate of fair market value from the most recent prices paid to manufacturers and vendors for the specific equipment we acquire. As equipment is exchanged, the Company records a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance which requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. This guidance was effective for us January 1, 2010, except for the Level 3 activity disclosures, which are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our financial position or results of operations.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs. This amendment requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity for financial reporting purposes. The amendment requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This amendment was effective for us beginning January 1, 2010. We adopted the amendment January 1, 2010 and it did not have any impact on our financial position or results of operations.

In October 2009, the FASB issued authoritative guidance about the accounting for revenue contracts containing multiple elements, allowing the use of companies’ estimated selling prices as the value for deliverable elements under certain circumstances and to eliminate the use of the residual method for allocation of deliverable elements. This guidance is effective for us beginning January 1, 2011. We are currently evaluating the impact this standard will have on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations.

The term loan borrowings at September 30, 2010 under the senior credit facilities bear interest at a weighted average interest rate of 5.0%, which represented the base rate, or LIBOR, plus the applicable margin, as defined. Interest is payable in accordance with the credit agreements.

If LIBOR were to increase by 100 basis points, or one percentage point, from its September 30, 2010 level, our annual interest expense would increase and cash flow from operations would decrease by approximately $0.3 million, based on the outstanding balance of our credit facilities as of September 30, 2010. Due to the LIBOR floor on our term loans, an increase of 50 basis points in LIBOR or any decrease in LIBOR would have no impact on our operations or cash flows. Our 7% senior subordinated notes, our 8.875% senior secured second lien notes, our 7% senior subordinated PIK notes for 2014, and our 11.375% senior discount notes are fixed rate debt obligations and therefore do not result in a change in our cash flow from operations. As of September 30, 2010, we have no financial instruments in place to hedge against changes in the benchmark interest rates on this fixed rate debt.

Impact of Inflation

We believe that our results of operations are not affected by moderate changes in the inflation rate.

MISSION MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the “Mission Selected Financial and Other Data” section of this prospectus and Mission’s financial statements, and the notes to those statements, included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, Mission’s expectations regarding Mission’s future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus. Mission’s actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview of Operations

As of September 30, 2010, Mission owned and operated 16 television stations and one digital multi-cast channel. Mission has local service agreements with certain television stations of Nexstar Broadcasting, through which Nexstar Broadcasting provides various programming, sales or other services to Mission’s television stations. In order for both Nexstar Broadcasting and Mission to comply with FCC regulations, Mission maintains complete responsibility for and control over programming, finances and personnel of Mission’s stations.

The following table summarizes the various local service agreements Mission’s stations had in effect as of September 30, 2010 with Nexstar Broadcasting:

Service Agreements	Stations
TBA Only(1)	WFXP and KHMT

SSA & JSA(2)	KJTL, KJBO-LP, KOLR, KCIT, KCPN-LP, KAMC, KRBC, KSAN, WUTR, WFXW, WYOU, KODE, KTVE and WTVO

(1)	Mission has a time brokerage agreement (“TBA”) for each of these stations which allows Nexstar Broadcasting to program most of each station’s broadcast time, sell each station’s advertising time and retain the advertising revenue generated in exchange for monthly payments to Mission.
(2)	Mission has both a shared services agreement (“SSA”) and a joint services agreement (“JSA”) for each of these stations. The SSA allows the sharing of services including news production, technical maintenance and security, in exchange for Nexstar Broadcasting’s right to receive certain payments from Mission as described in the SSAs. The JSAs permit Nexstar Broadcasting to sell the station’s advertising time and retain a percentage of the net revenue from the station’s advertising time in return for monthly payments to Mission of the remaining percentage of the net revenue, as described in the JSAs.

The arrangements under the local service agreements each Mission station has entered into with Nexstar Broadcasting has had the effect of Nexstar Broadcasting receiving substantially all of the available cash, after Mission’s payments of operating costs and debt service, generated by Mission’s stations. Mission anticipates that Nexstar Broadcasting will continue to receive substantially all of Mission’s available cash, after Mission’s payments for operating costs and debt service, generated by Mission’s stations listed above. For more information about Mission’s local service agreements with Nexstar Broadcasting, see note 4 of Mission’s unaudited financial statements included elsewhere in this prospectus.

Issuance of Senior Secured Second Lien Notes Due 2017

In April 2010, Nexstar Broadcasting and Mission, as co-issuers, completed the issuance and sale of $325.0 million of 8.875% senior secured second lien notes due 2017. Mission used the net proceeds of the offering, together with borrowings under Mission’s amended senior secured credit facility and cash on hand, to refinance Mission’s existing senior secured credit facility, pay related fees and expenses and for general corporate purposes.

Amendment to Credit Agreement

In April 2010, the Second Amendment to Mission’s Third Amended and Restated Credit Agreement became effective among Mission and lenders. Under the terms of the Nexstar Credit Agreement, the principal amount available under the revolving credit facility was reduced to $10.0 million, and the Term Loan B was reduced to $39.0 million. Repayments of Mission’s senior secured credit facility totaled $133.5 million during the first three quarters of 2010.

Nexstar guarantees all obligations incurred under Mission’s senior secured credit facility and the 8.875% senior secured second lien notes due 2017. Mission is a guarantor of the senior secured credit facility entered into by Nexstar, the 8.875% senior secured second lien notes and the 7% senior subordinated notes issued by Nexstar Broadcasting. In consideration of Nexstar’s guarantee of Mission’s senior secured credit facility and the 8.875% senior secured second lien notes, Mission’s sole shareholder has granted Nexstar purchase options to acquire the assets and assume the liabilities of each of Mission’s television stations, subject to FCC consent. These option agreements (which expire on various dates between 2011 and 2018) are freely exercisable or assignable by Nexstar without consent or approval by Mission’s sole shareholder. Mission expects to renew these option agreements upon expiration.

Seasonality

Advertising revenue, which drives Mission’s revenue from Nexstar Broadcasting, is positively affected by strong local economies, national and regional political election campaigns, and certain events such as the Olympic Games or the Super Bowl. The stations’ advertising revenue is generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to, and including, the holiday season. In addition, advertising revenue is generally higher during even-numbered years resulting from political advertising and advertising aired during the Olympic Games.

Historical Performance

Revenue

The following table sets forth the principal types of revenue earned by Mission’s stations for the periods indicated and each type of revenue (other than barter revenue and revenue from Nexstar Broadcasting) as a percentage of total gross revenue:

	Nine Months Ended September 30,				Years Ended December 31,
	2010		2009		2009		2008		2007
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Retransmission compensation	$4,563	85.3	$3,666	82.0	$4,883	81.8	$2,982	72.8	$2,423	55.1
Network compensation	711	13.3	741	16.6	1,000	16.7	1,013	24.7	1,842	41.8
Other	76	1.4	62	1.4	87	1.5	101	2.5	136	3.1

Net broadcast revenue before barter revenue	5,350	100.0	4,469	100.0	5,970	100.0	4,096	100.0	4,401	100.0
Barter revenue	1,638		1,839		2,418		2,539		2,325
Revenue from Nexstar Broadcasting, Inc.	20,558		18,036		25,435		35,283		30,556

Net revenue	$27,546		$24,344		$33,823		$41,918		$37,282

Results of Operations

The following table sets forth a summary of Mission’s operations for the periods indicated and their percentages of net revenue:

	Nine Months Ended September 30,				Years Ended December 31,
	2010		2009		2009		2008		2007
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Net revenue	$27,546	100.0	$24,344	100.0	$33,823	100.0	$41,918	100.0	$37,282	100.0
Operating expenses (income):
Corporate expenses	742	2.7	960	3.9	1,263	3.7	908	2.2	954	2.6
Station direct operating expenses	4,240	15.4	4,364	17.9	5,810	17.2	6,405	15.3	5,148	13.8
Selling, general and administrative expenses	996	3.6	1,204	4.9	1,527	4.5	1,687	4.0	1,326	3.6
Fees incurred pursuant to local service agreements with Nexstar Broadcasting, Inc.	5,375	19.5	5,625	23.1	7,425	22.0	8,090	19.3	7,860	21.1
Loss (gain) on asset exchange	11	—	(1,851)	(7.6)	(2,385)	(7.1)	(869)	(2.1)	(317)	(0.9)
Loss (gain) on asset disposal, net	20	0.1	(7)	—	28	0.1	(352)	(0.8)	92	0.2
Barter expense	1,638	5.9	1,839	7.6	2,418	7.1	2,539	6.1	2,325	6.2
Depreciation and amortization	6,065	22.0	6,582	27.0	8,806	26.0	8,740	20.9	8,603	23.1
Impairment of goodwill	—	—	261	1.1	261	0.8	1,289	3.1	—	—
Impairment of other intangible assets	—	—	1,997	8.2	1,997	5.9	10,149	24.2	—	—
Amortization of broadcast rights, excluding barter	1,144	4.2	1,793	7.4	2,263	6.7	2,190	5.2	1,944	5.2

Income from operations	$7,315		$1,577		$4,410		$1,142		$9,347

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009.

Revenue

Net revenue was $27.5 million for the nine months ended September 30, 2010 compared to $24.3 million for the same period in 2009, an increase of $3.2 million, or 13.2%. This increase was primarily attributed to an increase in revenue from Nexstar Broadcasting as well as an increase in retransmission compensation as discussed below.

Revenue from Nexstar Broadcasting was $20.6 million for the nine months ended September 30, 2010, compared to $18.0 million for the same period in 2009, an increase of $2.5 million, or 14.0%. The increase was attributed to an increase in revenue that Nexstar Broadcasting generated from selling all of the advertising of Mission’s stations, which in turn increased the revenue Mission earned from Nexstar Broadcasting through JSAs.

Compensation from retransmission consent and network affiliation agreements was $5.3 million for the nine months ended September 30, 2010, compared to $4.4 million for the same period in 2009, an increase of $0.9 million, or 19.7%. The increase was primarily due to an increase in billing rates on certain retransmission contracts and the addition of a new contract in the second half of 2009.

Operating Expenses

Corporate expenses were $0.7 million and $1.0 million for the nine months ended September 30, 2010 and 2009 respectively, a decrease of $0.2 million or 22.7%. The decrease was primarily related to increased legal fees of $0.1 million in 2009 related to the revision of Mission’s credit agreement. Corporate expense relates to costs associated with the centralized management of Mission’s stations.

Station direct operating expenses, consisting primarily of news, engineering and programming, and selling, general and administrative expenses were $5.2 million for the nine months ended September 30, 2010, compared to $5.6 million for the same period in 2009, a decrease of $0.3 million or 6.0%. The decrease was primarily due to a decrease in utilities due to the DTV conversions completed in 2009.

Local service agreement fees associated with Nexstar Broadcasting relate to services provided by Nexstar Broadcasting in the production of newscasts, technical maintenance, promotional and administrative support under the SSAs. SSA fees decreased by $0.3 million, or 4.4%, for the nine months ended September 30, 2010 compared to the same period in 2009. The decrease was a result of the elimination of the newscast in Wilkes-Barre and the related reduction of SSA fees, effective April 1, 2009 and the termination of the TBA agreement between KFTA and KNWA effective May 1, 2010.

Depreciation of property and equipment was $2.2 million and $2.7 million for the nine months ended September 30, 2010 and 2009, respectively. The decrease was primarily due to the acceleration of depreciation on the obsolete analog equipment in 2009.

Amortization of broadcast rights, excluding barter was $1.1 million and $1.8 million for the nine months ended September 30, 2010, and 2009, respectively. The decrease was primarily related to net realizable value write-downs recorded in 2009.

Amortization of intangible assets was $3.9 million for each of the nine months ended September 30, 2010 and 2009.

The gain from the exchange of equipment under an arrangement with Sprint Nextel Corporation decreased by $1.8 million for the nine months ended September 30, 2010, compared to the same period in 2009. This project was complete as of March 31, 2010.

Income from Operations

Income from operations was $7.3 million for the nine months ended September 30, 2010, compared to $1.6 million for the same period of 2009, an increase of $5.7 million or more than three times. The increase in income from operations for the nine months ended September 30, 2010 was primarily attributed to the overall increase in net revenue, combined with the reduction in SSA fees to Nexstar, station direct operating expense, selling general and administrative expense and depreciation expense along with an impairment loss of $2.3 million taken in 2009, partially offset by a gain on the exchange of equipment in 2009 of $1.9 million.

Interest Expense

Interest expense, including amortization of debt financing costs, increased by $5.6 million, or 148.0%, for the nine months ended September 30, 2010, compared to the same period in 2009. The increase was primarily related to the higher interest rate of the $325.0 million 8.875% senior secured second lien notes compared to the senior secured credit facility.

Loss on Extinguishment of Debt

For the nine months ended September 30, 2010, Mission repaid $133.5 million of its senior secured credit facility for a net loss of $2.4 million.

Income Taxes

Income tax expense was approximately $0.9 million and $0.7 million for the nine months ended September 30, 2010 and 2009, respectively. The increase was primarily due to the tax impact of the impairment charge recognized in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Net revenue for the year ended December 31, 2009, decreased by $8.1 million, or 19.3%, from the same period in 2008. This decrease was primarily attributed to the decrease in revenue from Nexstar Broadcasting, partially offset by an increase in retransmission compensation, as discussed below.

Revenue from Nexstar Broadcasting was $25.4 million for the year ended December 31, 2009, compared to $35.3 million for the same period in 2008, a decrease of $9.9 million, or 27.9%. The decrease was primarily attributed to a decrease in the local, national and political revenue that Nexstar Broadcasting generated from selling all of the advertising of Mission’s stations, which in turn decreased the revenue Mission earned from Nexstar Broadcasting through the JSAs.

Compensation from retransmission consent and network affiliation agreements was $5.9 million for the year ended December 31, 2009, compared to $4.0 million for the same period in 2008, an increase of $1.9 million, or 47.3%. The increase was primarily due to an increase in the compensation Mission receives under retransmission consent agreements which resulted from cable agreements being renegotiated at higher rates at the end of 2008.

Operating Expenses

Corporate expenses were $1.3 million for the year ended December 31, 2009 compared to $0.9 million for the same period in 2008, an increase of $0.4 million or 39.1%. The increase was primarily due to legal fees associated with the amendment of the credit facility in 2009, combined with a reduction in employee bonuses in 2008. Corporate expense relates to costs associated with the centralized management of Mission’s stations.

Station direct operating expenses, consisting primarily of news, engineering and programming, and selling, general and administrative expenses decreased by $0.8 million, or 9.3% for the year ended December 31, 2009, compared to the same period in 2008. The decrease was primarily due to a reduction in network fees, a decrease in utilities expense as a result of switching to DTV and a reduction in medical health claims.

Local service agreement fees associated with Nexstar Broadcasting relate to services provided by Nexstar Broadcasting in the production of newscasts, technical maintenance, promotional and administrative support under the SSAs. SSA fees decreased by $0.7 million, or 8.2%, for the year ended December 31, 2009 compared to the same period in 2008. These fees decreased due to the elimination of the newscast in Wilkes-Barre in the first quarter of 2009.

In 2009, Mission recorded an impairment charge of $2.3 million that included an impairment to the carrying values of FCC licenses of $2.0 million, related to eight of Mission’s stations and an impairment to the carrying values of goodwill of $0.3 million, related to one reporting unit consisting of one of Mission’s television stations. Mission recorded impairment charges of $11.4 million during 2008 that included an impairment to the carrying values of FCC licenses of $8.7 million, related to 9 of Mission’s television stations; an impairment to the carrying value of network affiliation agreements of $1.4 million, related to 2 of Mission’s television stations; and an impairment to the carrying values of goodwill of $1.3 million, related to 3 of Mission’s television stations. As required by the authoritative guidance for goodwill and other intangible assets, Mission tested Mission’s FCC licenses and goodwill for impairment at September 30, 2009, between the required annual tests, because Mission believed events had occurred and circumstances changed that would more likely than not reduce the fair value of

Mission’s reporting units below their carrying amounts and that Mission’s FCC licenses might be impaired. These events and circumstances include the overall economic recession and a continued decline in demand for advertising at several of Mission’s stations. See Note 7 to Mission’s financial statements included elsewhere in this prospectus.

Amortization of broadcast rights, excluding barter, increased by $0.1 million, or 3.3%, for the year ended December 31, 2009, compared to the same period in 2008. The increase was primarily due to the write-down of broadcast rights related to a program at one of the stations.

Amortization of intangible assets decreased by $0.3 million or 4.7% for the year ended December 31, 2009, compared to the same period in 2008. The decrease was due to the 2008 impairment of network affiliation agreements at two stations.

Depreciation of property and equipment increased by $0.3 million, or 9.6%, for the year ended December 31, 2009, compared to the same period in 2008. The increase was primarily due to new additions relating to the exchange of equipment with Sprint Nextel.

For the years ended December 31, 2009 and 2008, Mission recognized gains of $2.4 million and $0.9 million, respectively from the exchange of equipment under an arrangement with Sprint Nextel Corporation. During 2008, Mission recognized a gain of $0.5 million related to an insurance recovery of a casualty loss, partially offset by a loss on disposal of assets of $0.1 million.

Income from Operations

Income from operations was $4.4 million for the year ended December 31, 2009, compared to $1.1 million for the same period of 2008, an increase of $3.3 million, or 286.2%. Income from operations increased primarily due to the reduction in the impairment charge; the reduction in station direct operating expenses, including selling, general and administrative expenses; the reduction in LSA fees; the increase in gain on asset exchange; partially offset by the decrease in net revenue.

Interest Expense

Interest expense, including amortization of debt financing costs, decreased by $3.4 million, or 36.1%, for the year ended December 31, 2009, compared to the same period in 2008. The decrease in interest expense was primarily attributed to lower average interest rates incurred during the year ended December 31, 2009 compared to the same period in 2008.

Income Taxes

Income tax expense was $1.0 million for the year ended December 31, 2009, compared to income tax benefit of $0.7 million for the same period in 2008, an increase of $1.7 million or 233.8%. The increase was primarily due to the tax benefit recognized in 2008 as a result of the impairment charge on indefinite-lived assets. Mission’s provision for income taxes is primarily created by an increase in the deferred tax liabilities position during the year arising from the amortizing of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes. The 2008 impairment charge reduced the book value and therefore decreased the deferred tax liability position. No tax benefit was recorded with respect to the losses for 2009 and 2008, as the utilization of such losses is not likely to be realized in the foreseeable future.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007.

Revenue

Net revenue for the year ended December 31, 2008, increased by $4.6 million, or 12.4%, from the same period in 2007. This increase was primarily attributed to the increase in revenue from Nexstar Broadcasting.

Revenue from Nexstar Broadcasting was $35.3 million for the year ended December 31, 2008, compared to $30.6 million for the same period in 2007, an increase of $4.7 million, or 15.5%. The increase was primarily attributed to an increase in the political revenue that Nexstar Broadcasting generated from selling all of the advertising of Mission’s stations, which in turn increased the revenue Mission earned from Nexstar Broadcasting through the JSAs.

Compensation from retransmission consent and network affiliation agreements was $4.0 million for the year ended December 31, 2008, compared to $4.3 million for the same period in 2007, a decrease of $0.3 million, or 6.3%. The increase was primarily due to an increase in the compensation Mission receives under retransmission consent agreements which resulted from increases in the number cable and satellite subscribers in Mission’s markets.

Operating Expenses

Corporate expenses were $0.9 million for the year ended December 31, 2008. Corporate expense relates to costs associated with the centralized management of Mission’s stations.

Station direct operating expenses, consisting primarily of news, engineering and programming, and selling, general and administrative expenses increased by $1.6 million, or 25.0% for the year ended December 31, 2008, compared to the same period in 2007. Of the increase $1.2 million was due to the addition of KTVE which was acquired in January 2008.

Local service agreement fees associated with Nexstar Broadcasting relate to services provided by Nexstar Broadcasting in the production of newscasts, technical maintenance, promotional and administrative support under the SSAs. SSA fees increased by $0.2 million, or 2.9%, for the year ended December 31, 2008 compared to the same period in 2007. These fees increased due to the addition of KTVE in January 2008.

Mission recorded impairment charges of $11.4 million during 2008 that included an impairment to the carrying values of FCC licenses of $8.7 million, related to 9 of Mission’s television stations; an impairment to the carrying value of network affiliation agreements of $1.4 million, related to 2 of Mission’s television stations; and an impairment to the carrying values of goodwill of $1.3 million, related to 3 of Mission’s television stations. See Note 7 to Mission’s financial statements included elsewhere in this prospectus.

Amortization of broadcast rights, excluding barter, increased by $0.2 million, or 12.7%, for the year ended December 31, 2008, compared to the same period in 2007. The increase was primarily due to the addition of KTVE in 2008.

Amortization of intangible assets was $5.4 million for both the years ended December 31, 2008 and 2007.

Depreciation of property and equipment increased by $0.1 million, or 3.0%, for the year ended December 31, 2008, compared to the same period in 2007.

For the years ended December 31, 2008 and 2007, Mission recognized non-cash gains of $0.9 million and $0.3 million, respectively from the exchange of equipment under an arrangement Mission first transacted with Sprint Nextel Corporation in the third quarter of 2007. Additionally, Mission recognized a gain of $0.5 million related to an insurance recovery of a casualty loss, partially offset by a loss on disposal of assets of $0.1 million.

Income from Operations

Income from operations was $1.1 million for the year ended December 31, 2008, compared to $9.3 million for the same period of 2007, a decrease of $8.2 million, or 87.8%. Income from operations decreased primarily due to the non-cash impairment charge related to goodwill and other intangible assets, combined with an increase in operating costs from newly acquired KTVE, partially offset by the increase in net revenue.

Interest Expense

Interest expense, including amortization of debt financing costs, decreased by $2.9 million, or 23.3%, for the year ended December 31, 2008, compared to the same period in 2007. The decrease in interest expense was primarily attributed to lower average interest rates incurred during the year ended December 31, 2008 compared to the same period in 2007, partially offset by an increase in the average amount outstanding during 2008 under Mission’s senior secured credit facility.

Income Taxes

Income tax benefit was $0.7 million for the year ended December 31, 2008, compared to income tax expense of $1.1 million for the same period in 2007, a decrease of $1.8 million. The decrease was primarily due to the tax benefit recognized as a result of the impairment charge on indefinite-lived assets. Mission’s provision for income taxes is primarily created by an increase in the deferred tax liabilities position during the year arising from the amortizing of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes. The impairment charge reduced the book value and therefore decreased the deferred tax liability position. No tax benefit was recorded with respect to the losses for 2008 and 2007, as the utilization of such losses is not likely to be realized in the foreseeable future.

Liquidity and Capital Resources

Mission is highly leveraged, which makes Mission vulnerable to changes in general economic conditions. Mission’s ability to meet the future cash requirements described below depends on Mission’s ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other conditions, many of which are beyond Mission’s control. Mission’s ability to meet future cash requirements is also dependent upon the local service agreements Mission has entered into with Nexstar Broadcasting. Under Mission’s local service agreements, Nexstar Broadcasting sells Mission’s advertising time and pays Mission a percentage of the amount collected. The payments Mission receives from Nexstar Broadcasting under the local service agreements are a significant component of Mission’s cash flows. On March 9, 2010, Nexstar Broadcasting represented to Mission that it will continue the various local service agreements under which it provides sales and other services to Mission’s television stations thereby providing financial support to enable Mission to continue to operate as a going concern. Mission believes that with Nexstar Broadcasting’s pledge to continue the local service agreements, Mission’s available cash, anticipated cash flow from operations and available borrowings under Mission’s senior secured credit facility should be sufficient to fund working capital, capital expenditure requirements, interest payments and scheduled debt principal payments for at least the next twelve months from December 31, 2009. In order to meet future cash needs Mission may, from time to time, borrow under Mission’s available credit facility. Mission will continue to evaluate the best use of Mission’s operating cash flow among capital expenditures, acquisitions and debt reduction.

Overview

The following tables present summarized financial information management believes is helpful in evaluating Mission’s liquidity and capital resources:

	Nine Months Ended September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(in thousands)
Net cash provided by operating activities	$5,983	$1,944	$4,196	$8,768	$3,908
Net cash used in investing activities	(103)	(908)	(1,171)	(15,531)	(2,842)
Net cash (used in) provided by financing activities	(3,721)	(1,295)	(3,548)	(1,727)	5,273

Net increase (decrease) in cash and cash equivalents	$2,159	$(259)	$(523)	$(8,490)	$6,339

Cash paid for interest	$3,733	$3,741	$5,848	$9,441	$12,369
Cash paid for income taxes, net	$70	$80	$80	$75	$—

	September 30, 2010	December 31,
		2009	2008
	(in thousands)
Cash and cash equivalents	$3,062	$903	$1,426
Long-term debt including current portion	$356,120	$172,360	$174,087
Unused commitments under senior secured credit facility(1)	$10,000	$8,000	$8,000

(1)	As of September 30, 2010, all $10.0 million of total unused commitments under Mission’s senior secured credit facility were available for borrowing.

Cash Flows—Operating Activities

Net cash provided by operating activities increased by $4.0 million during the nine months ended September 30, 2010 compared to the same period in 2009. The increase was primarily due to an increase in net revenue of $3.2 million combined with the timing of payments and accruals of expenses, including amounts due to Nexstar Broadcasting and accrued interest.

Cash paid for interest remained consistent at $3.7 million during the nine months ended September 30, 2010 compared to the same period in 2009 due to differences in the interest payment dates on the 8.875% senior secured second lien notes due 2017 from those of Mission’s senior secured credit facility.

Net cash provided by operating activities decreased by $4.6 million during the year ended December 31, 2009 compared to the same period in 2008. The decrease was primarily due to the overall decrease in net revenue of $8.1 million, partially offset by the decrease in cash paid for interest of $3.6 million.

Cash paid for interest decreased $3.6 million for the year ended December 31, 2009 compared to the same period in 2008 due to lower average interest rates incurred in 2009 compared to 2008.

Net cash provided by operating activities increased by $4.9 million during the year ended December 31, 2008 compared to the same period in 2007. The increase was primarily due to: (1) Mission’s increase in net revenue of $4.6 million, partially offset by an increase in direct operating and general and administrative expenses of $1.6 million; (2) a decrease in cash paid for interest of $2.9 million; and (3) an increase of $0.7 million in cash flows from deferred revenue, partially offset by a decrease of $1.5 million resulting from the timing of payments made to reduce Mission’s payable to Nexstar Broadcasting.

Cash paid for interest decreased $2.9 million for the year ended December 31, 2008 compared to the same period in 2007 due to lower average interest rates incurred in 2008 compared to 2007, partially offset by an increase in the average amount outstanding during 2008 under the senior secured credit facility.

Due to Mission’s recent history of net operating losses, Mission currently does not pay any federal income taxes. These net operating losses may be carried forward, subject to expiration and certain limitations, and used to reduce taxable earnings in future years. Through the use of available loss carryforwards, it is possible that Mission may not pay significant amounts of federal income taxes in the foreseeable future.

Cash Flows—Investing Activities

Net cash used in investing activities decreased by $0.8 million during the nine months ended September 30, 2010 compared to the same period in 2009. Cash flows from investing activities consisted of cash used for capital additions.

Capital expenditures were $0.1 million for the nine months ended September 30, 2010, compared to $0.9 million for the same period in 2009. The decrease was primarily attributed to the completion of station conversions to digital broadcasting in 2009.

Net cash used in investing activities decreased by $14.4 million during the year ended December 31, 2009 compared to the same period in 2008. Cash flows from investing activities consisted of cash used for capital additions.

Capital expenditures were $1.2 million for the year ended December 31, 2009, compared to $8.2 million for the same period in 2008. The decrease was primarily attributed to the conversion of more stations to DTV in 2008.

Net cash used in investing activities increased by $12.7 million during the year ended December 31, 2008 compared to the same period in 2007. Cash flows from investing activities consisted of cash used for capital additions and acquisition-related payments.

Capital expenditures were $8.2 million for the year ended December 31, 2008, compared to $2.5 million for the same period in 2007. The increase was primarily attributed to digital conversion expenditures, which increased from $2.3 million in 2007 to $7.3 million in 2008.

Acquisition related payments for the years ended December 31, 2008 and 2007 were $7.9 million and $0.4 million, respectively, both of which were related to the acquisition of KTVE. The $0.4 million spent in 2007 related to the down payment on KTVE and the remainder was paid in 2008.

Cash Flows—Financing Activities

Net cash flows used in financing activities increased $2.4 million during the nine months ended September 30, 2010 compared to the same period in 2009. This increase was primarily due to the repayment of long term debt of $133.5 million and approximately $1.0 million of payments to lenders and approximately $1.2 million in payments of debt finance costs in April 2010, offset by the issuance of 8.875% senior secured second lien notes of $131.9 million.

Net cash flows used in financing activities increased by $1.8 million during the year ended December 31, 2009 compared to the same period in 2008 due to payments for debt finance costs related to the October 2009 amendment of Mission’s senior secured credit facility. Scheduled term loan maturities under Mission’s senior secured credit facility were $1.7 million for both the years ended December 31, 2009 and 2008.

Net cash flows used in financing activities increased by $7.0 million during the year ended December 31, 2008 compared to the same period in 2007 due to $7.0 million of proceeds from revolving loan borrowings made in 2007 under Mission’s senior secured credit facility. The $7.0 million borrowing in December 2007 was made in contemplation of closing on Mission’s pending acquisition of KTVE. Mission made a remaining payment of $7.4 million on January 16, 2008 to complete Mission’s acquisition of KTVE. Scheduled term loan maturities under Mission’s senior secured credit facility were $1.7 million for both the years ended December 31, 2008 and 2007.

Although Mission’s senior secured credit facility now allows for the payment of cash dividends, Mission does not currently intend to declare or pay a cash dividend.

Future Sources of Financing and Debt Service Requirements

As of September 30, 2010, Mission had debt of $356.1 million, which represented 666.9% of Mission’s total capitalization. Mission’s high level of debt requires that a substantial portion of cash flow be dedicated to pay principal and interest on Mission’s debt which reduces the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes.

The total amount of borrowings available to Mission under the revolving loan commitment of Mission’s senior secured credit facility is based on covenant calculations contained in Nexstar’s credit agreement. As of September 30, 2010, $10 million of total unused commitments under Mission’s senior secured credit facility were available for borrowing.

The following table summarizes the approximate aggregate amount of principal indebtedness scheduled to mature for the periods referenced as of September 30, 2010 (in thousands):

	Total	Remainder of 2010	2011- 2012	2013- 2014	Thereafter
Mission’s senior secured credit facility	$38,903	$98	$780	$780	37,245
8.875% senior secured second lien notes due 2017(1)	325,000	—	—	—	325,000

	$363,903	$98	$780	$780	$362,245

(1)	As co-issuers Mission received $131.9 million of the net proceeds and $184.9 million was received by Nexstar Broadcasting as further discussed in Note 7 of Mission’s condensed financial statements. Debt repayment will be split based on the same ratio as the proceeds were received.

Interest payments on Mission’s senior secured credit facility are generally paid every one to three months and are payable based on the type of interest rate selected.

The terms of Mission’s senior secured credit facility limit, but do not prohibit Mission from incurring substantial amounts of additional debt in the future.

Mission does not have any rating downgrade triggers that would accelerate the maturity dates of Mission’s debt. However, a downgrade in Mission’s credit rating could adversely affect Mission’s ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities.

Collateralization and Guarantees of Debt

Nexstar guarantees full payment of all obligations under Mission’s senior secured credit facility and the 8.875% senior secured second lien notes due 2017 in the event of Mission’s default. Similarly, Mission is a guarantor of Nexstar’s senior secured credit facility and the senior secured second lien notes due 2017 and the senior subordinated notes due 2014 issued by Nexstar Broadcasting. The senior credit facilities and the 8.875% senior secured second lien notes are collateralized by a security interest in substantially all the combined assets, excluding FCC licenses, of Nexstar Broadcasting and Mission. As of September 30, 2010, Nexstar had a maximum commitment of $125.8 million under its senior secured credit facility, of which $60.8 million of debt was outstanding, and had issued an aggregate principal amount outstanding of $325.0 million of 8.875% senior secured second lien notes, $47.0 million of 7% senior subordinated notes and $136.6 million of 7% PIK senior subordinated notes.

Debt Covenants

Mission’s ability to continue as a going concern is dependent on Nexstar Broadcasting’s pledge to continue the local services agreements through March 9, 2011, as described in a letter of support dated March 9, 2010. Nexstar’s senior secured credit facility agreement contains covenants which require them to comply with certain financial ratios, including (a) maximum consolidated total leverage ratios, (b) a minimum consolidated first lien indebtedness ratio, and (c) a maximum consolidated fixed charge coverage ratio. The covenants, which are calculated on a quarterly basis, include the combined results of Nexstar Broadcasting and Mission. Mission’s senior secured credit facility agreement does not contain financial covenant ratio requirements; however it does include an event of default if Nexstar does not comply with all covenants contained in its credit agreement. As of September 30, 2010, Nexstar was in compliance with all covenants contained in the credit agreements governing Mission’s senior secured credit facility and the indentures governing the publicly-held notes.

No Off-Balance Sheet Arrangements

At September 30, 2010, Mission did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Mission is, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if Mission had engaged in such relationships.

Contractual Obligations

The following summarizes Mission’s contractual obligations at December 31, 2009, and the effect such obligations are expected to have on Mission’s liquidity and cash flow in future periods:

	Total	2010	2011-2012	2013-2014	Thereafter
	(in thousands)
Mission’s senior secured credit facility	$172,360	$1,727	$170,633	$—	$—
Cash interest on debt	23,346	8,648	14,698	$—	$—
Broadcast rights current cash commitments (1)	3,104	1,579	1,248	277	—
Broadcast rights future cash commitments	1,433	230	954	242	7
Operating lease obligations	23,780	1,135	2,420	2,658	17,567

Total contractual cash obligations	$224,023	$13,319	$189,953	$3,177	$17,574

(1)	Excludes broadcast rights barter payable commitments recorded on the financial statements at December 31, 2009 in the amount of $3.0 million.

As discussed in Note 11, “Income Taxes” of the notes to Mission’s audited financial statements, Mission adopted interpretive guidance related to accounting for uncertainty in income taxes as of January 1, 2007. At December 31, 2009, Mission had $3.7 million of unrecognized tax benefits. This liability represents an estimate of tax positions that the corporation has taken in its tax returns which may ultimately not be sustained upon examination by the tax authorities. The resolution of these tax positions may not require cash settlement due to the existence of net operating loss carryforwards.

Critical Accounting Policies and Estimates

Mission’s financial statements have been prepared in accordance with U.S. GAAP which requires Mission to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. On an ongoing basis, Mission evaluates its estimates, including those related to goodwill and intangible assets, bad debts, broadcast rights, barter, income taxes, commitments and contingencies. Mission bases its estimates on historical experience and on various other assumptions that Mission believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

For an overview of Mission’s significant accounting policies, see note 2 to Mission’s audited financial statements included elsewhere in this prospectus. Mission believes the following critical accounting policies are those that are the most important to the presentation of Mission’s financial statements, affect Mission’s more significant estimates and assumptions, and require the most subjective of complex judgments by management.

Valuation of Goodwill and Intangible Assets

Approximately $64.9 million, or 63.0%, of Mission’s total assets as of December 31, 2009 consisted of intangible assets. Intangible assets principally include FCC licenses, goodwill and network affiliation agreements. If the fair value of these assets is less than the carrying value, Mission may be required to record an impairment charge.

As required by authoritative guidance, Mission tests the impairment of its FCC licenses annually or whenever events or changes in circumstances indicate that such assets might be impaired. The impairment test consists of a comparison of the fair value of FCC licenses with their carrying amount on a station-by-station basis using a discounted cash flow valuation method, assuming a hypothetical startup scenario.

Also as required by authoritative guidance, Mission tests the impairment of its goodwill annually or whenever events or changes in circumstances indicate that goodwill might be impaired. The first step of the goodwill impairment test compares the fair value of the station (“reporting unit”) to its carrying amount, including goodwill. The fair value of a reporting unit is determined through the use of a discounted cash flow analysis. The valuation assumptions used in the discounted cash flow model reflect historical performance of the reporting unit and the prevailing values in the markets for broadcasting properties. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step described above) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess but not more than the carrying value of goodwill.

In accordance with authoritative guidance for accounting for the impairment or disposal of long-lived assets, Mission tests network affiliation agreements whenever events or circumstances indicate that their carrying amount may not be recoverable, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying amount of a network affiliation agreement is recognized when the expected future operating cash flow derived from the operations to which the asset relates is less than its carrying value.

Mission recorded an impairment charge of $2.3 million during the third quarter of 2009 that included an impairment to the carrying values of FCC licenses of $2.0 million, related to eight of Mission’s stations and an impairment to the carrying values of goodwill of $0.3 million, related to one reporting unit consisting of one of Mission’s television stations. As required by the authoritative guidance for goodwill and other intangible assets, Mission tested Mission’s FCC licenses and goodwill for impairment at September 30, 2009, between the required annual tests, because Mission believed events had occurred and circumstances changed that would more likely than not reduce the fair value of Mission’s reporting units below their carrying amounts and that Mission’s FCC licenses might be impaired. These events and circumstances include the overall economic recession and a continued decline in demand for advertising at several of Mission’s stations.

Mission completed Mission’s annual test for impairment of goodwill and FCC licenses as of December 31, 2009 which resulted in no additional impairment charge. Based on Mission’s annual assessment, Mission has no reporting units at risk for impairment.

Mission tested its network affiliation, FCC licenses and goodwill for impairment as of September 30, 2008, between the required annual tests, because Mission believed events had occurred and circumstances changed that would more likely than not reduce the fair value of Mission’s reporting units below their carrying amounts and that Mission’s FCC licenses and network affiliation agreements might be impaired. These events included the decline in overall economic conditions and the resulting decline in advertising revenues at some of Mission’s television stations. Mission recorded an impairment charge of $5.9 million as a result of that test which included an impairment to the carrying values of FCC licenses of $4.7 million, related to 6 of Mission’s television stations; an impairment to the carrying value of network affiliation agreements of $1.0 million, related to 2 of Mission’s television stations; and an impairment to the carrying values of goodwill of $0.2 million, related to 2 of Mission’s television stations.

Mission performed its annual test for impairment at December 31, 2008 and due to the continued decline in overall economic conditions during the fourth quarter of 2008 and the further decline in Mission’s forecasts for advertising revenues at some stations, Mission recorded an additional $5.5 million in impairment charges, for an annual total of $11.4 million. Of the additional $5.5 million impairment charges, $4.0 million was for FCC licenses, related to 9 of Mission’s television stations, $0.4 million was for network affiliation agreements related to 1 television station, and $1.1 million was for goodwill, related to 3 of Mission’s television stations.

Further deterioration in the advertising marketplaces in which Nexstar Broadcasting and Mission operate could lead to further impairment and reduction of the carrying value of Mission’s goodwill and intangible assets, including FCC licenses and network affiliation agreements. If such a condition were to occur, the resulting non-cash charge could have a material adverse effect on Nexstar Broadcasting and Mission’s financial position and results of operations.

The tables below illustrate how assumptions used in the fair value calculations varied from period to period in 2009 and 2008. The increase in the discount rate between third and fourth quarter 2008 reflects the volatility of stock prices of public companies within the media sector along with the increase in the corporate borrowing rate. The changes in the market growth rates and operating profit margins reflect the general economic pressures impacting both the national and a number of local economies, and specifically, national and local advertising expenditures in the markets where Mission’s stations operate.

The assumptions used in the valuation testing have certain subjective components including anticipated future operating results and cash flows based on Mission’s own internal business plans as well as future expectations about general economic and local market conditions.

Mission based the valuation of FCC licenses on the following basic assumptions:

	September 30, 2009	December 31, 2008	September 30, 2008
Market growth rates	0.0% to 4.1%	2.0% to 2.8%	2.0% to 2.8%
Operating profit margins	11.5% to 24.3%	11.9% to 25.4%	12.1% to 25.4%
Discount rate	10.5%	10.8%	9.5%
Tax rate	35.2% to 40.6%	34.0% to 40.6%	34.0% to 40.6%
Capitalization rate	7.8% to 8.5%	8.0% to 8.8%	6.8% to 7.5%

Mission based the valuation of network affiliation agreements on the following basic assumptions:

	September 30, 2009	December 31, 2008	September 30, 2008
Market growth rates	2.3% to 3.7%	2.0% to 2.8%	2.0% to 2.5%
Operating profit margins	20.0% to 30.8%	14.0% to 26.3%	14.3% to 26.4%
Discount rate	10.5%	10.8%	9.5%
Tax rate	35.2% to 40.6%	34.0% to 39.6%	34.0% to 39.6%
Capitalization rate	7.8% to 8.5%	8.3% to 8.8%	7.0% to 7.5%

Mission based the valuation of goodwill on the following basic assumptions:

	September 30, 2009	December 31, 2008	September 30, 2008
Market growth rates	0.0% to 4.1%	2.0% to 2.8%	2.0% to 2.8%
Operating profit margins	20.0% to 30.8%	20.0% to 32.1%	20.0% to 34.1%
Discount rate	10.5%	10.8%	9.5%
Tax rate	35.2% to 40.6%	34.0% to 40.6%	34.0% to 40.6%
Capitalization rate	7.8% to 8.5%	8.0% to 8.8%	6.8% to 7.5%

The assumptions utilized for Mission’s annual impairment assessment for FCC licenses and goodwill as of December 31,2009 were consistent with those utilized at September 30, 2009.

Allowance for Doubtful Accounts

Mission provide for allowances for doubtful accounts when necessary for estimated losses resulting from the inability of Mission’s customers to make required payments. If the financial condition of Mission’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. There was no allowance for doubtful accounts at December 31, 2009 and 2008 since the accounts receivable balance consisted primarily of billings to cable and satellite carriers for compensation associated with retransmission consent agreements and amounts due from the major television networks under the network affiliation agreements.

Broadcast Rights Carrying Amount

Broadcast rights are stated at the lower of unamortized cost or net realizable value. Cash broadcast rights are initially recorded at the amount paid or payable to program distributors for the limited right to broadcast the distributors’ programming. Barter broadcast rights are recorded at Mission’s estimate of the fair value of the advertising time exchanged, which approximates the fair value of the programming received. The fair value of the advertising time exchanged is estimated by applying average historical rates for specific time periods. Amortization of broadcast rights is computed using the straight-line method based on the license period or programming usage, whichever period yields the shorter life. The current portion of broadcast rights represents those rights available for broadcast which will be amortized in the succeeding year. When projected future net revenue associated with a program is less than the current carrying amount of the program broadcast rights, for example, due to poor ratings, Mission writes-down the unamortized cost of the broadcast rights to equal the amount of projected future net revenue. If the expected broadcast period was shortened or cancelled , Mission would be required to write-off the remaining value of the related broadcast rights to operations on an accelerated basis or possibly immediately. As of December 31, 2009, the amounts of Mission’s current broadcast rights and non-current broadcast rights were $3.0 million and $1.8 million, respectively.

Characterization of SSA Fees

Mission presents the fees incurred pursuant to SSAs with Nexstar Broadcasting as an operating expense in Mission’s financial statements. Mission’s decision to characterize the SSA fees in this manner is based on Mission’s conclusion that (a) the benefit Mission’s stations receive from these local service agreements is sufficiently separate from the consideration paid to Mission from Nexstar Broadcasting under JSAs, (b) Mission can reasonably estimate the fair value of the benefit Mission’s stations receive under the SSA agreement, and (c) the SSA fee Mission pays to Nexstar Broadcasting does not exceed the estimated fair value of the benefit Mission’s stations receive.

Barter Transactions

Mission barters advertising time for certain program material. These transactions, except those involving exchange of advertising time for network programming, are recorded at management’s estimate of the fair value of the advertising time exchanged, which approximates the fair value of the program material received. The fair value of advertising time exchanged is estimated by applying average historical advertising rates for specific time periods. Mission recorded both barter revenue and barter expense of $2.4 million, $2.5 million and $2.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Income Taxes

Mission accounts for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. While Mission has considered future taxable income and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that Mission was to determine that Mission would not be able to realize all or part of Mission’s deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such a determination was made.

On January 1, 2007, Mission adopted interpretive guidance related to income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, Mission may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. For interest and penalties relating to income taxes Mission recognizes these items as components of income tax expense.

Claims and Loss Contingencies

In the normal course of business, Mission is party to various claims and legal proceedings. Mission records a liability for these matters when an adverse outcome is probable and the amount of loss is reasonably estimated. Mission considers a combination of factors when estimating probable losses, including judgments about potential actions by counterparties.

Nonmonetary Asset Exchanges

In connection with a spectrum allocation exchange ordered by the FCC within the 1.9 GHz band, Sprint Nextel Corporation (“Nextel”) is required to replace certain existing analog equipment with comparable digital equipment. Mission has agreed to accept the substitute equipment that Nextel will provide and in turn must relinquish its existing equipment to Nextel. Neither party will have any continuing involvement in the equipment transferred following the exchange. Mission accounts for this arrangement as an exchange of assets in accordance with accounting and disclosure requirements for exchanges of nonmonetary assets.

These transactions are recorded at the estimated fair market value of the equipment received. Mission derives Mission’s estimate of fair market value from the most recent prices paid to manufacturers and vendors for the specific equipment Mission acquires. As equipment is exchanged, Mission records a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished.

Recent Accounting Pronouncements

In October 2009, the FASB issued authoritative guidance about the accounting for revenue contracts containing multiple elements, allowing the use of companies’ estimated selling prices as the value for deliverable elements under certain circumstances and to eliminate the use of the residual method for allocation of deliverable elements. This guidance is effective for Mission beginning January 1, 2011. Mission is currently evaluating the impact this standard will have on its financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Mission’s exposure to market risk for changes in interest rates relates primarily to Mission’s long-term debt obligations.

All term loan borrowings at September 30, 2010 under Mission’s senior secured credit facility bear interest at 5%, which represented the base rate, or LIBOR, plus the applicable margin, as defined. Interest is payable in accordance with the credit agreement.

If LIBOR were to increase by 100 basis points, or one percentage point, from its September 30, 2010 level, Mission’s annual interest expense would increase and cash flow from operations would decrease by approximately $0.1 million, based on the outstanding balance of Mission’s senior secured credit facility as of September 30, 2010. Due to the LIBOR floor on Mission’s term loan, an increase of 50 basis points in LIBOR or any decrease in LIBOR would have no impact on Mission’s operations or cash flows.

Impact of Inflation

Mission believes that its results of operations are not affected by moderate changes in the inflation rate.

BUSINESS

Overview

Nexstar and Mission are television broadcasting companies focused exclusively on the acquisition, development and operation of television stations in medium-sized markets in the United States, primarily markets that rank from 50 to 175, as reported by A.C. Nielsen Company.

Nexstar currently owns, operates, programs or provides sales and other services to 59 television stations and four digital multi-cast channels, including those owned by Mission, in 34 markets in the states of Illinois, Indiana, Maryland, Missouri, Montana, Texas, Pennsylvania, Louisiana, Arkansas, Alabama, New York, Rhode Island, Utah and Florida. Nexstar’s television station group includes affiliates of NBC (12 stations), CBS (11 stations), ABC (9 stations), FOX (15 stations), MyNetworkTV (7 stations and one digital multi-cast channel), The CW (4 stations), LATV (2 digital multi-cast channels), Azteca America (1 station) and Telemundo (1 digital multi-cast channel) and reaches approximately 13.3 million viewers or 11.4% of all U.S. television households.

Mission currently owns and operates 16 stations and one digital multi-cast channel. The stations that Mission owns and operates are in markets located in New York, Pennsylvania, Illinois, Indiana, Missouri, Arkansas, Louisiana, Texas and Montana. These stations are diverse in their network affiliations: 14 have primary affiliation agreements with one of the four major networks—3 with NBC, 5 with Fox, 4 with ABC, and 2 with CBS, and 2 stations have an agreement with MyNetworkTV. Additionally, one of the stations has a secondary network affiliation with MyNetworkTV that is broadcast over a digital multi-cast channel.

On October 7, 2008, Nexstar Broadcasting Group, Inc. announced that it entered into a definitive agreement to acquire the assets of KWBF the MyNetworkTV affiliate serving the Little Rock, Arkansas market for $4.0 million from Equity Broadcasting Corp. In February 2009 the station was re-launched under the call letters KARZ-TV. Closing of the acquisition occurred on March 12, 2009.

As of January 1, 2009, KBTV in Beaumont, Texas became a FOX affiliate. KBTV’s NBC network affiliation expired on December 31, 2008.

On January 28, 2009, Nexstar entered into a definitive agreement to acquire the assets of WCWJ, a CW affiliate serving the Jacksonville, Florida market. This transaction received FCC approval and closed on May 1, 2009.

On March 23, 2009, we announced entry into an agreement with Four Points Media Group Holdings LLC (“Four Points”), owned by an affiliate of Cerberus Capital Management, L.P., whereby Nexstar Broadcasting provides management services for Four Points’ seven television stations located in four markets. Under the terms of the agreement, Nexstar receives a fixed annual management fee of $2.0 million per year, as well as annual incentive compensation based on increases of the broadcast cash flow of Four Points’ stations. The agreement provides for minimum compensation to Nexstar of $10.0 million if the Four Points stations are sold during the initial three year term of the agreement. The agreement was effective beginning March 20, 2009.

We and Mission believe that medium-sized markets offer significant advantages over large-sized markets, most of which result from a lower level of competition. First, because there are fewer well-capitalized acquirers with a medium-market focus, we and Mission have been successful in purchasing stations on more favorable terms than acquirers of large market stations. Second, in the majority of our markets only five or fewer local commercial television stations exist. As a result, we and Mission achieve lower programming costs than stations in larger markets because the supply of quality programming exceeds the demand.

The stations we own and operate or provide services to provide free over-the-air programming to our markets’ television viewing audiences. This programming includes (a) programs produced by networks with which the stations are affiliated; (b) programs that the stations produce; and (c) first-run and rerun syndicated programs that the stations acquire. Our primary source of revenue is the sale of commercial air time to local and national advertisers.

We seek to grow our revenue and broadcast cash flow by increasing the audience and revenue shares of the stations we own, operate, program or provide sales and other services to. We strive to increase the audience share of the stations by creating a strong local broadcasting presence based on highly rated local news, local sports coverage and active community sponsorship. We seek to improve revenue share by employing and supporting a high-quality local sales force that leverages the stations’ strong local brand and community presence with local advertisers. Additionally, we and Mission further improve broadcast cash flow by maintaining strict control over operating and programming costs. The benefits achieved through these initiatives are magnified in our duopoly markets by broadcasting the programming of multiple networks, capitalizing on multiple sales forces and achieving an increased level of operational efficiency. As a result of our operational enhancements, we expect revenue from the stations we have acquired or begun providing services to in the last four years to grow faster than that of our more mature stations.

Our principal offices are at 5215 North O’Connor Blvd., Suite 1400, Irving, TX 75039. Our telephone number is (972) 373-8800 and our website is http://www.nexstar.tv.

Mission’s principal offices are at 30400 Detroit Road, Suite 304, Westlake, OH 44145. Mission’s telephone number is (440) 526-2227.

Operating Strategy

We and Mission seek to generate revenue and broadcast cash flow growth through the following strategies:

Develop Leading Local Franchises. Each of the stations that we own, operate, program, or provide sales and other services to creates a highly recognizable local brand, primarily through the quality of local news programming and community presence. Based on internally generated analysis, we believe that in approximately two-thirds of our markets that feature local newscasts produced by Nexstar, we rank among the top two stations in local news viewership. Strong local news typically generates higher ratings among attractive demographic profiles and enhances audience loyalty, which may result in higher ratings for programs both preceding and following the news. High ratings and strong community identity make the stations that we own, operate, program, or provide sales and other services to more attractive to local advertisers. For the year ended December 31, 2009 we earned approximately one-fourth of our advertising revenue from spots aired during local news programming. Currently, our stations and the stations we provide services to provide between 15 to 25 hours per week of local news programming. Extensive local sports coverage and active sponsorship of community events further differentiate us from our competitors and strengthen our community relationships and our local advertising appeal.

Emphasize Local Sales. We employ a high-quality local sales force in each of our markets to increase revenue from local advertisers by capitalizing on our investment in local programming. We believe that local advertising is attractive because our sales force is more effective with local advertisers, giving us a greater ability to influence this revenue source. Additionally, local advertising has historically been a more stable source of revenue than national advertising for television broadcasters. For the year ended December 31, 2009, revenue generated from local advertising represented 74.1% of our consolidated spot revenue (total of local and national advertising revenue, excluding political advertising revenue). In most of our markets, we have increased the size and quality of our local sales force. We also invest in our sales efforts by implementing comprehensive training programs and employing a sophisticated inventory tracking system to help maximize advertising rates and the amount of inventory sold in each time period.

Operate Duopoly Markets. Owning or providing services to more than one station in a given market enables us to broaden our audience share, enhance our revenue share and achieve significant operating efficiencies. Duopoly markets broaden audience share by providing programming from multiple networks with different targeted demographics. These markets increase revenue share by capitalizing on multiple sales forces. Additionally, we achieve significant operating efficiencies by consolidating physical facilities, eliminating redundant management and leveraging capital expenditures between stations. We derived approximately 76.7% of our net broadcast revenue for the year ended December 31, 2009 from our duopoly markets.

Maintain Strict Cost Controls. We and Mission emphasize strict controls on operating and programming costs in order to increase broadcast cash flow. We and Mission continually seek to identify and implement cost savings at each of our stations and the stations we provide services to and our overall size benefits each station with respect to negotiating favorable terms with programming suppliers and other vendors. By leveraging our size and corporate management expertise, we are able to achieve economies of scale by providing programming, financial, sales and marketing support to our stations and the stations we provide services to. Our and Mission’s cash broadcast payments were 4.0%, 3.1%, 3.4% and 3.4% of net broadcast revenue for the years ended December 31, 2009, 2008, 2007 and 2006, respectively.

Capitalize on Diverse Network Affiliations. We and Mission currently own, operate, program, or provide sales and other services to a balanced portfolio of television stations with diverse network affiliations, including NBC, CBS, ABC, and Fox affiliated stations which represented approximately 30.3%, 26.8%, 13.9% and 25.6%, respectively, of our 2009 net broadcast revenue. The networks provide these stations with quality programming and numerous sporting events such as NBA basketball, Major League baseball, NFL football, NCAA sports, PGA golf and the Olympic Games. Because network programming and ratings change frequently, the diversity of our station portfolio’s network affiliations reduces our reliance on the quality of programming from a single network.

Attract and Retain High Quality Management. We seek to attract and retain station general managers with proven track records in larger television markets by providing equity incentives not typically offered by other station operators in our markets. Our station general managers have been granted stock options and have an average of over 20 years of experience in the television broadcasting industry.

Acquisition Strategy

We and Mission selectively pursue acquisitions of television stations primarily in markets ranking from 50 to 175 out of the 210 generally recognized television markets, where we and Mission believe we can improve revenue and cash flow through active management. When considering an acquisition, we and Mission evaluate the target audience share, revenue share, overall cost structure and proximity to our regional clusters. Additionally, we seek to acquire or enter into local service agreements with stations to create duopoly markets.

Relationship with Mission

Through various local service agreements with Mission, we currently provide sales, programming and other services to 16 television stations that are owned and operated by Mission. Mission is 100% owned by an independent third party. We do not own Mission or any of its television stations. In order for both us and Mission to comply with Federal Communications Commission regulations, Mission maintains complete responsibility for and control over programming, finances and personnel for its stations. However, as a result of (a) local service agreements Nexstar has with the Mission stations, (b) Nexstar’s guarantee of the obligations incurred under Mission’s senior secured credit facility, (c) Nexstar’s power over significant activities affecting Missions’s economic performance, including budgeting, advertising and hiring and firing of sales force personnel and (d) purchase options (which expire on various dates between 2011 and 2018) granted by Mission’s sole shareholder which will permit Nexstar to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent, we are deemed under GAAP to have a controlling financial interest in Mission. As a result of our controlling financial interest in Mission under GAAP and in order to present fairly our financial position, results of operations and cash flows, we consolidate the financial position, results of operations and cash flows of Mission with us as if Mission were a wholly-owned entity. We expect these option agreements to be renewed upon expiration.

The Stations

The following chart sets forth general information about the stations we currently own, operate, program or provide sales and other services:

Market Rank (1)	Market	Station	Affiliation	Status (2)	Commercial Stations in Market (3)	FCC License Expiration Date
9	Washington, DC/Hagerstown, MD	WHAG	NBC	O&O	(4)	(5)
32	Salt Lake City, UT	KUTV	CBS	MSA	8	10/1/14
		KUSG	MyNetworkTV	MSA		10/1/14
38	West Palm Beach, FL	WTVX	The CW/LATV	MSA	5	2/1/13
		WTCN	MyNetworkTV	MSA		2/1/13
		WWHB	Azteca America	MSA		2/1/13
39	Harrisburg-Lancaster-Lebanon- York, PA	WLYH	The CW	O&O (6)	5	(5)
44	Austin, TX	KEYE	CBS/Telemundo	MSA	5	8/1/14
49	Jacksonville, FL	WCWJ	The CW	O&O	6	2/1/13
53	Providence, RI	WLWC	The CW/LATV	MSA	5	4/1/15
54	Wilkes Barre-Scranton, PA	WBRE	NBC	O&O	7	(5)
		WYOU	CBS	LSA (7)		(5)
56	Little Rock-Pine Bluff, AR	KARK	NBC	O&O	7	(5)
		KARZ	MyNetworkTV	O&O		6/1/13
74	Springfield, MO	KOLR	CBS	LSA (7)	6	(5)
		KSFX	Fox	O&O		(5)
81	Rochester, NY	WROC	CBS	O&O	4	(5)
		WUHF	Fox	LSA		6/1/15
83	Shreveport, LA	KTAL	NBC	O&O	6	8/1/14
84	Champaign-Springfield-Decatur, IL	WCIA	CBS	O&O	6	(5)
		WCFN	MyNetworkTV	O&O		(5)
100	Ft. Smith-Fayetteville-	KFTA	Fox/NBC	O&O	6	6/1/13
	Springdale-Rogers, AR	KNWA	NBC/Fox	O&O		(5)
102	Johnstown-Altoona, PA	WTAJ	CBS	O&O	6	(5)
103	Evansville, IN	WTVW	Fox	O&O	5	(5)
107	Ft. Wayne, IN	WFFT	Fox	O&O	4	(5)
116	Peoria-Bloomington, IL	WMBD	CBS	O&O	5	(5)
		WYZZ	Fox	LSA		12/1/13
131	Amarillo, TX	KAMR	NBC	O&O	5	(5)
		KCIT	Fox	LSA (7)		(5)
		KCPN-LP	MyNetworkTV	LSA (7)		(5)
134	Rockford, IL	WQRF	Fox	O&O	4	(5)
		WTVO	ABC/MyNetworkTV	LSA (7)		(5)
138	Monroe, LA-El Dorado, AR	KARD	Fox	O&O	6	(5)
		KTVE	NBC	LSA (7)		6/1/13
141	Beaumont-Port Arthur, TX	KBTV	Fox	O&O	4	(5)
142	Lubbock, TX	KLBK	CBS	O&O	5	(5)
		KAMC	ABC	LSA (7)		(5)
144	Erie, PA	WJET	ABC	O&O	4	(5)
		WFXP	Fox	LSA (7)		(5)
146	Wichita Falls, TX-Lawton, OK	KFDX	NBC	O&O	5	(5)
		KJTL	Fox	LSA (7)		(5)
		KJBO-LP	MyNetworkTV	LSA (7)		(5)

Market Rank (1)	Market	Station	Affiliation	Status (2)	Commercial Stations in Market (3)	FCC License Expiration Date
148	Joplin, MO-Pittsburg, KS	KSNF	NBC	O&O	4	(5)
		KODE	ABC	LSA (7)		(5)
151	Odessa-Midland, TX	KMID	ABC	O&O	5	(5)
152	Terre Haute, IN	WTWO	NBC	O&O	3	(5)
		WFXW	Fox	LSA (7)		(5)
165	Abilene-Sweetwater, TX	KTAB	CBS	O&O	4	(5)
		KRBC	NBC	LSA (7)		(5)
169	Dothan, AL	WDHN	ABC	O&O	3	(5)
170	Billings, MT	KSVI	ABC	O&O	4	(5)
		KHMT	Fox	LSA (7)		(5)
171	Utica, NY	WFXV	Fox	O&O	4	(5)
		WPNY-LP	MyNetworkTV	O&O		(5)
		WUTR	ABC	LSA (7)		(5)
196	San Angelo, TX	KSAN	NBC	LSA (7)	4	(5)
		KLST	CBS	O&O		(5)
200	St. Joseph, MO	KQTV	ABC	O&O	1	(5)

(1)	Market rank refers to ranking the size of the Designated Market Area (“DMA”) in which the station is located in relation to other DMAs. Source: Investing in Television Market Report 2009 4th Edition, as published by BIA Financial Network, Inc.
(2)	O&O refers to stations that we own and operate. LSA, or local service agreement, is the general term we use to refer to a contract under which we provide services utilizing our employees to a station owned and operated by an independent third party. Local service agreements include time brokerage agreements, shared services agreements, joint sales agreements and outsourcing agreements. MSA or management service agreement, refers to a contract under which we provide management oversight of a third party’s stations and employees. For further information regarding the LSAs to which we are party, see Note 2 to our consolidated financial statements elsewhere in this prospectus.
(3)	The term “commercial station” means a television broadcast station and excludes non-commercial stations, religious and Spanish-language stations, cable program services or networks. Source: Investing in Television Market Report 2009 4th Edition, as published by BIA Financial Network, Inc.
(4)	Although WHAG is located within the Washington, DC DMA, its signal does not reach the entire Washington, DC metropolitan area. WHAG serves the Hagerstown, MD sub-market within the DMA.
(5)	Application for renewal of license timely was submitted to the FCC. Under the FCC’s rules, a license expiration date automatically is extended pending review of and action on the renewal application by the FCC.
(6)	Although Nexstar owns WLYH, this station is programmed by Newport Television pursuant to a time brokerage agreement.
(7)	These stations are owned by Mission.

Industry Background

Commercial television broadcasting began in the United States on a regular basis in the 1940s. Currently a limited number of channels are available for over-the-air broadcasting in any one geographic area and a license to operate a television station must be granted by the FCC. All television stations in the country are grouped by A.C. Nielsen Company, a national audience measuring service, into 210 generally recognized television markets, known as designated market areas (“DMAs”), that are ranked in size according to various metrics based upon actual or potential audience. Each DMA is an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. A.C. Nielsen periodically publishes data on estimated audiences for the television stations in the DMA. The estimates are expressed in terms of a “rating,” which is a station’s percentage of the total potential audience in the market, or a “share,” which is the station’s percentage of the audience actually watching television. A station’s rating in the market can be a factor in determining advertising rates.

Most television stations are affiliated with networks and receive a significant part of their programming, including prime-time hours, from networks. Whether or not a station is affiliated with one of the four major networks (NBC, ABC, CBS or Fox) has a significant impact on the composition of the station’s revenue, expenses and operations. Network programming, along with cash payments for some NBC, ABC and CBS affiliates, is provided to the affiliate by the network in exchange for the network’s retention of a substantial majority of the advertising time during network programs. The network then sells this advertising time and retains the revenue. The affiliate retains the revenue from the remaining advertising time it sells during network programs and from advertising time it sells during non-network programs.

Broadcast television stations compete for advertising revenue primarily with other commercial broadcast television stations and cable satellite television systems and, to a lesser extent, with newspapers, radio stations and internet advertising serving the same market. Non-commercial, religious and Spanish-language broadcasting stations in many markets also compete with commercial stations for viewers. In addition, the Internet and other leisure activities may draw viewers away from commercial television stations.

The television broadcast industry transitioned to an advanced digital television (“DTV”) transmission system on June 12, 2009. DTV transmissions deliver improved video and audio signals including high definition television and have substantial multiplexing and data transmission capabilities. As of June 12, 2009, television broadcasters were required to cease analog broadcasting and return one of their channels to the FCC.

Advertising Sales

General

Television station revenue is primarily derived from the sale of local and national advertising. All network-affiliated stations are required to carry advertising sold by their networks which reduces the amount of advertising time available for sale by stations. Our and Mission’s stations sell the remaining advertising to be inserted in network programming and the advertising in non-network programming, retaining all of the revenue received from these sales. A national syndicated program distributor will often retain a portion of the available advertising time for programming it supplies in exchange for no fees or reduced fees charged to stations for such programming. These programming arrangements are referred to as barter programming.

Advertisers wishing to reach a national audience usually purchase time directly from the networks, or advertise nationwide on a case-by-case basis. National advertisers who wish to reach a particular region or local audience often buy advertising time directly from local stations through national advertising sales representative firms. Local businesses purchase advertising time directly from the stations’ local sales staff.

Advertising rates are based upon a number of factors, including:

•	a program’s popularity among the viewers that an advertiser wishes to target;

•	the number of advertisers competing for the available time;

•	the size and the demographic composition of the market served by the station;

•	the availability of alternative advertising media in the market area;

•	the effectiveness of the station’s sales forces;

•	development of projects, features and programs that tie advertiser messages to programming; and

•	the level of spending commitment made by the advertiser.

Advertising rates are also determined by a station’s overall ability to attract viewers in its market area, as well as the station’s ability to attract viewers among particular demographic groups that an advertiser may be targeting. Advertising revenue is positively affected by strong local economies. Conversely, declines in advertising budgets of advertisers, particularly in recessionary periods, adversely affect the broadcast industry and as a result may contribute to a decrease in the revenue of broadcast television stations.

Seasonality

Advertising revenue is positively affected by national and regional political election campaigns, and certain events such as the Olympic Games or the Super Bowl. Stations’ advertising revenue is generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to, and including, the holiday season. In addition, advertising revenue is generally higher during even-numbered years due to advertising placed by candidates for political offices and advertising aired during the Olympic Games.

Local Sales

Local advertising time is sold by each station’s local sales staff who call upon advertising agencies and local businesses, which typically include car dealerships, retail stores and restaurants. Compared to revenue from national advertising accounts, revenue from local advertising is generally more stable and more predictable. We seek to attract new advertisers to television and to increase the amount of advertising time sold to existing local advertisers by relying on experienced local sales forces with strong community ties, producing news and other programming with local advertising appeal and sponsoring or co-promoting local events and activities. We place a strong emphasis on the experience of our local sales staff and maintain an on-going training program for sales personnel.

National Sales

National advertising time is sold through national sales representative firms which call upon advertising agencies, whose clients typically include automobile manufacturers and dealer groups, telecommunications companies, fast food franchisers, and national retailers (some of which may advertise locally).

Network Affiliations

Each station that we own and operate, program or provide sales and other services to as of December 31, 2009 is affiliated with a network pursuant to an affiliation agreement, as described below:

Station	Market	Affiliation	Expiration
WTVW	Evansville, IN	Fox	June 2010 (5)
WQRF	Rockford, IL	Fox	June 2010 (5)
KARD	Monroe, LA-El Dorado, AR	Fox	June 2010 (5)
KSFX	Springfield, MO	Fox	June 2010 (5)
WFXV	Utica, NY	Fox	June 2010 (5)
WFFT	Ft. Wayne, IN	Fox	June 2010 (5)
KCIT (1)	Amarillo, TX	Fox	June 2010 (5)
WFXP (1)	Erie, PA	Fox	June 2010 (5)
KJTL (1)	Wichita Falls, TX-Lawton, OK	Fox	June 2010 (5)
WFXW (1)	Terre Haute, IN	Fox	June 2010 (5)
KHMT (1)	Billings, MT	Fox	June 2010 (5)
KFTA	Ft. Smith-Fayetteville-Springdale-Rogers, AR	Fox	June 2010 (5)
KSAN (1)	San Angelo, TX	NBC	December 2010 (6)
KRBC (1)	Abilene-Sweetwater, TX	NBC	December 2010 (6)
WUTR (1)	Utica, NY	ABC	December 2010 (6)
WDHN	Dothan, AL	ABC	December 2010 (6)
WJET	Erie, PA	ABC	December 2010 (6)
KSVI	Billings, MT	ABC	December 2010 (6)
KMID	Odessa-Midland, TX	ABC	December 2010 (6)
WTVO (1)	Rockford, IL	ABC	December 2010 (6)
KAMC (1)	Lubbock, TX	ABC	December 2010 (6)
KQTV	St. Joseph, MO	ABC	December 2010 (6)
KARZ	Little Rock-Pine Bluff, AR	MyNetworkTV	August 2011
WPNY-LP	Utica, NY	MyNetworkTV	August 2011
WCFN	Champaign-Springfield-Decatur, IL	MyNetworkTV	August 2011
KCPN-LP (1)	Amarillo, TX	MyNetworkTV	August 2011
KJBO-LP (1)	Wichita Falls, TX-Lawton, OK	MyNetworkTV	August 2011

Station	Market	Affiliation	Expiration
WTVO—DM (1)	Rockford, IL	MyNetworkTV	August 2011
WCWJ	Jacksonville, FL	The CW	September 2011
KUSG (2)	Salt Lake City, UT	MyNetworkTV	October 2011
WBRE	Wilkes Barre-Scranton, PA	NBC	December 2011
WTWO	Terre Haute, IN	NBC	December 2011
KFDX	Wichita Falls, TX-Lawton, OK	NBC	December 2011
KSNF	Joplin, MO-Pittsburg, KS	NBC	December 2011
KTVE (1)	Monroe, LA—El Dorado, AR	NBC	December 2011
WUHF (2)	Rochester, NY	Fox	March 2012
WYZZ (2)	Peoria-Bloomington, IL	Fox	March 2012
KLST	San Angelo, TX	CBS	August 2012
KTAB	Abilene-Sweetwater, TX	CBS	December 2012
KODE (1)	Joplin, MO-Pittsburg, KS	ABC	December 2012
KNWA	Ft. Smith-Fayetteville-Springdale-Rogers, AR	NBC	January 2013
WROC	Rochester, NY	CBS	January 2013
KOLR (1)	Springfield, MO	CBS	June 2013
WTVX—DM (2)	West Palm Beach, FL	LATV	June 2013
WLWC—DM (2)	Providence, RI	LATV	June 2013
KLBK	Lubbock, TX	CBS	July 2013
WCIA	Champaign-Springfield-Decatur, IL	CBS	September 2013
WMBD	Peoria-Bloomington, IL	CBS	September 2013
KBTV	Beaumont-Port Arthur, TX	Fox	December 2013
KEYE—DM (2)	Austin, TX	Telemundo	October 2014
KAMR	Amarillo, TX	NBC	December 2014
KTAL	Shreveport, LA	NBC	December 2014
KARK	Little Rock-Pine Bluff, AR	NBC	December 2014
WHAG	Washington, DC/Hagerstown, MD(3)	NBC	December 2014
WYOU (1)	Wilkes Barre-Scranton, PA	CBS	June 2015
WTAJ	Johnstown-Altoona, PA	CBS	May 2016
WLYH (4)	Harrisburg-Lancaster-Lebanon-York, PA	The CW	September 2016
WTVX (2)	West Palm Beach, FL	The CW	August 2017
WLWC (2)	Providence, RI	The CW	August 2017
KEYE (2)	Austin, TX	CBS	August 2017
KUTV (2)	Salt Lake City, UT	CBS	August 2017
WTCN (2)	West Palm Beach, FL	MyNetworkTV	August 2017
WWHB (2)	West Palm Beach, FL	Azteca America	August 2017

(1)	These stations are owned by Mission, which maintains the network affiliation agreements.
(2)	These stations are owned by other independent third parties, which maintain the network affiliation agreements.
(3)	Although WHAG is located within the Washington, DC DMA, its signal does not reach the entire Washington, DC metropolitan area. WHAG serves the Hagerstown, MD sub-market within the DMA.
(4)	Under a time brokerage agreement, Nexstar allows Newport Television License, LLC, Inc. to program most of WLYH’s broadcast time, sell its advertising time and retain the advertising revenue generated in exchange for monthly payments to Nexstar.
(5)	These arrangements have continued under their previous contractual terms during our renewal negotiations with the network.
(6)	We and Mission are currently in renewal negotiations with these networks.

Each affiliation agreement provides the affiliated station with the right to broadcast all programs transmitted by the network with which it is affiliated. In exchange, the network has the right to sell a substantial majority of the advertising time during these broadcasts. In addition, some stations receive compensation from the network based on the hours of network programming they broadcast.

We and Mission expect all of the network affiliation agreements listed above to be renewed upon expiration.

Competition

Competition in the television industry takes place on several levels: competition for audience, competition for programming and competition for advertising.

Audience. We and Mission compete for audience share specifically on the basis of program popularity. The popularity of a station’s programming has a direct effect on the adverting rates it can charge its advertisers. A portion of the daily programming on the stations that we own or provide services to is supplied by the network with which each station is affiliated. In those periods, the stations are dependent upon the performance of the network programs in attracting viewers. Stations program non-network time periods with a combination of self-produced news, public affairs and other entertainment programming, including movies and syndicated programs. The major television networks have also begun to sell their programming directly to the consumer via portal digital devices such as video iPods and cell phones which presents an additional source of competition for television broadcaster audience share. Other sources of competition for audience include home entertainment systems, such as VCRs, DVDs and DVRs; video-on-demand and pay-per-view; the Internet; and television game devices.

Although the commercial television broadcast industry historically has been dominated by the ABC, NBC, CBS and Fox television networks, other newer television networks and the growth in popularity of subscription systems, such as local cable and direct broadcast satellite (“DBS”) systems which air exclusive programming not otherwise available in a market, have become significant competitors for the over-the-air television audience.

Programming. Competition for programming involves negotiating with national program distributors or syndicators that sell first-run and rerun packages of programming. Stations compete against in-market broadcast station operators for exclusive access to off-network reruns (such as Seinfeld) and first-run product (such as Entertainment Tonight) in their respective markets. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. Time Warner, Inc., General Electric Company, Viacom Inc., The News Corporation Limited and the Walt Disney Company each owns a television network and also owns or controls major production studios, which are the primary source of programming for the networks. It is uncertain whether in the future such programming, which is generally subject to short-term agreements between the studios and the networks, will be moved to the networks. Television broadcasters also compete for non-network programming unique to the markets they serve. As such, stations strive to provide exclusive news stories, unique features such as investigative reporting and coverage of community events and to secure broadcast rights for regional and local sporting events.

Advertising. Stations compete for advertising revenue with other television stations in their respective markets; and other advertising media such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, local cable systems, DBS systems and the Internet. Competition for advertising dollars in the broadcasting industry occurs primarily within individual markets. Generally, a television broadcast station in a particular market does not compete with stations in other market areas.

The broadcasting industry is continually faced with technological change and innovation which increase the popularity of competing entertainment and communications media. Further advances in technology may increase competition for household audiences and advertisers. The increased use of digital technology by cable systems and DBS, along with video compression techniques, will reduce the bandwidth required for television signal transmission. These technological developments are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reductions in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized “niche” programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these or other technological changes will have on the broadcast television industry or on the future results of our operations or the operations of the stations we provide services to.

Federal Regulation

Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (“the Communications Act”). The following is a brief discussion of certain provisions of the Communications Act and the FCC’s regulations and policies that affect the business operations of television broadcast stations. Over the years, Congress and the FCC have added, amended and deleted statutory and regulatory requirements to which station owners are subject. Some of these changes have a minimal business impact whereas others may significantly affect the business or operation of individual stations or the broadcast industry as a whole. The following discussion summarizes some of the statutory and regulatory rules and policies currently in effect. For more information about the nature and extent of FCC regulation of television broadcast stations you should refer to the Communications Act and the FCC’s rules, public notices and policies.

License Grant and Renewal. The Communications Act prohibits the operation of broadcast stations except under licenses issued by the FCC. Television broadcast licenses are granted for a maximum term of eight years and are subject to renewal upon application to the FCC. The FCC is required to grant an application for license renewal if during the preceding term the station served the public interest, the licensee did not commit any serious violations of the Communications Act or the FCC’s rules, and the licensee committed no other violations of the Communications Act or the FCC’s rules which, taken together, would constitute a pattern of abuse. A majority of renewal applications are routinely granted under this standard. If a licensee fails to meet this standard the FCC may still grant renewal on terms and conditions that it deems appropriate, including a monetary forfeiture or renewal for a term less than the normal eight-year period.

After a renewal application is filed, interested parties, including members of the public, may file petitions to deny a renewal application, to which the licensee/renewal applicant is entitled to respond. After reviewing the pleadings, if the FCC determines that there is a substantial and material question of fact whether grant of the renewal application would serve the public interest, the FCC is required to hold a trial-type hearing on the issues presented. If, after the hearing, the FCC determines that the renewal applicant has met the renewal standard the FCC will grant the renewal application. If the licensee/renewal applicant fails to meet the renewal standard or show that there are mitigating factors entitling it to renewal subject to appropriate sanctions, the FCC can deny the renewal application. In the vast majority of cases where a petition to deny is filed against a renewal application, the FCC ultimately grants the renewal without a hearing. No competing application for authority to operate a station and replace the incumbent licensee may be filed against a renewal application.

In addition to considering rule violations in connection with a license renewal application, the FCC may sanction a station licensee for failing to observe FCC rules and policies during the license term, including the imposition of a monetary forfeiture.

The Communications Act prohibits the assignment or the transfer of control of a broadcast license without prior FCC approval.

Ownership Restrictions. The Communications Act limits the extent of non-U.S. ownership of companies that own U.S. broadcast stations. Under this restriction, a U.S. broadcast company such as ours may have no more than 25% non-U.S. ownership (by vote and by equity).

The FCC also has rules which establish limits on the ownership of broadcast stations. These ownership limits apply to attributable interests in a station licensee held by an individual, corporation, partnership or other entity. In the case of corporations, officers, directors and voting stock interests of 5% or more (20% or more in the case of qualified investment companies, such as insurance companies and bank trust departments) are considered attributable interests. For partnerships, all general partners and non-insulated limited partners are attributable. Limited liability companies are treated the same as partnerships. The FCC also considers attributable the holder of more than 33% of a licensee’s total assets (defined as total debt plus total equity), if that person or entity also provides over 15% of the station’s total weekly broadcast programming or has an attributable interest in another media entity in the same market which is subject to the FCC’s ownership rules, such as a radio or television station, cable television system or daily newspaper.

Local Ownership (Duopoly Rule). Under the current duopoly rule, a single entity is allowed to own or have attributable interests in two television stations in a market if (1) the two stations do not have overlapping service areas, or (2) after the combination there are at least eight independently owned and operating full-power television stations and one of the combining stations is not ranked among the top four stations in the DMA. The duopoly rule allows the FCC to consider waivers to permit the ownership of a second station only in cases where the second station has failed or is failing or unbuilt.

Under the duopoly rule, the FCC attributes toward the local television ownership limits another in-market station when one station owner programs a second in-market station pursuant to a time brokerage or local marketing agreement, if the programmer provides more than 15% of the second station’s weekly broadcast programming. However, local marketing agreements entered into prior to November 5, 1996 are exempt attributable interests until the FCC determines otherwise. This “grandfathered” period, when reviewed by the FCC, is subject to possible extension or termination.

In certain markets, we and Mission own and operate both full-power and low-power television broadcast stations (in Utica, Nexstar owns and operates WFXV and WPNY-LP; in Wichita Falls, Mission owns and operates KJTL and KJBO-LP; and in Amarillo, Mission owns and operates KCIT and KCPN-LP). The FCC’s duopoly rules and policies regarding ownership of television stations in the same market apply only to full-power television stations and not low-power television stations such as WPNY-LP, KJBO-LP and KCPN-LP.

The only markets in which we currently are permitted to own two stations under the duopoly rule are the Champaign-Springfield-Decatur, Illinois market and the Little Rock-Pine Bluff, Arkansas market. However, we also are permitted to own two stations in the Fort Smith-Fayetteville-Springdale-Rogers market pursuant to a waiver under the FCC’s rules permitting common ownership of a “satellite” television station in a market where a licensee also owns the “primary” station. In all of the markets where we have entered into local service agreements, except for two, we do not provide programming other than news (comprising less than 15% of the second station’s programming) to the second station and, therefore, we are not attributed with ownership of the second station. In the two markets where we provide more programming to the second station—WFXP in Erie, Pennsylvania and KHMT in Billings, Montana—the local marketing agreements were entered into prior to November 5, 1996. Therefore, we may continue to program these stations under the terms of these agreements until the rule is changed.

National Ownership. There is no nationwide limit on the number of television stations which a party may own. However, the FCC’s rules limit the percentage of U.S. television households which a party may reach through its attributable interests in television stations. This rule provides that when calculating a party’s nationwide aggregate audience coverage, the ownership of a UHF station is counted as 50% of a market’s percentage of total national audience. In 2004, Congress determined that one party may have an attributable interest in television stations which reach, in the aggregate, 39% of all U.S. television households; and the FCC thereafter modified its corresponding rule. The FCC currently is considering whether this act has any impact on the FCC’s authority to examine and modify the UHF discount.

The stations that Nexstar owns have a combined national audience reach of 4.4% of television households with the UHF discount.

Radio/Television Cross-Ownership Rule (One-to-a-Market Rule). In markets with at least 20 independently owned media outlets, ownership of one television station and up to seven radio stations, or two television stations (if allowed under the television duopoly rule) and six radio stations is permitted. If the number of independently owned media outlets is fewer than 20 but greater than or equal to 10, ownership of one television station (or two if allowed) and four radio stations is permitted. In markets with fewer than 10 independent media voices, ownership of one television station (or two if allowed) and one radio station is permitted. In calculating the number of independent media voices in a market, the FCC includes all radio and television stations, independently owned cable systems (counted as one voice), and independently owned daily newspapers which have circulation that exceeds 5% of the households in the market.

Local Television/Newspaper Cross-Ownership Rule. Under this rule, a party is prohibited from having an attributable interest in a television station and a daily newspaper except in cases where the market at issue is one of the 20 largest DMAs, and subject to other criteria and limitations.

As a result of the FCC’s 2006 rulemaking proceeding, which provided a comprehensive review of all of its media ownership rules, in February 2008, the FCC adopted modest changes to its newspaper cross-ownership rule, while retaining the rest of its rules as then currently in effect. Multiple challenges to this proceeding were filed with the U.S. Court of Appeals, which remain pending.

The FCC is required to review its media ownership rules every four years and to eliminate those rules it finds no longer serve the “public interest, convenience and necessity”. During 2009, the FCC held a series of hearings designed to evaluate possible changes to its rules. In May 2010, the FCC formally initiated its 2010 review of its media ownership rules with the issuance of a Notice of Inquiry (NOI). The NOI is intended to assist the Commission in establishing a framework within which to analyze whether its media ownership rules remain “necessary in the public interest as a result of competition,” due to the dramatic changes occurring in the media marketplace. Numerous parties have filed comments and reply comments in response to the NOI. In June 2010, the FCC issued a Request for Proposal with respect to nine economic studies related to its media ownership rules. These studies have not yet been provided to the general public for review and comment. We believe that upon completion of the studies the next step will be for the FCC to issue a Notice of Proposed Rulemaking (NPRM) to seek comment on specific proposed changes to its ownership rules. We cannot predict when the FCC will issue this NPRM but anticipate it will be sometime in 2011.

Local Television/Cable Cross-Ownership. There is no FCC rule prohibiting common ownership of a cable television system and a television broadcast station in the same area.

Cable “Must-Carry” or Retransmission Consent Rights. Every three years television broadcasters are required to make an election between “must-carry” or retransmission consent rights in connection with the carriage of their analog signal on cable television systems within their DMA. For a majority of our and Mission’s stations the most recent election was made October 1, 2008, for the three-year period beginning January 1, 2009.

If a broadcaster chooses to exercise its must-carry rights, it may request cable system carriage on its over-the-air channel or another channel on which it was carried on the cable system as of a specified date. A cable system generally must carry the station’s signal in compliance with the station’s carriage request, and in a manner that makes the signal available to all cable subscribers. However, must-carry rights are not absolute, and whether a cable system is required to carry the station on its system, or in the specific manner requested, depends on variables such as the location, size and number of activated channels of the cable system and whether the station’s programming duplicates, or substantially duplicates the programming of another station carried on the cable system. If certain conditions are met, a cable system may decline to carry a television station that has elected must-carry status, although it is unusual for all the required conditions to exist.

If a broadcaster chooses to exercise its retransmission consent rights, a cable television system which is subject to that election may not carry the station’s signal without the station’s consent. This generally requires the cable system and television station operator to negotiate the terms under which the broadcaster will consent to the cable system’s carriage of its station’s signal.

We and Mission have elected to exercise retransmission consent rights for all of our stations where we have a legal right to do so. We and Mission have negotiated retransmission consent agreements with substantially all of the cable systems which carry the stations’ signals.

Direct-to-Home Satellite Services and Carriage Rights. Direct broadcast satellite (“DBS”) providers are permitted to carry local channels, including “significantly viewed” out-of-market stations when local service is provided. Under certain circumstances, DBS providers also are permitted to provide network service from a station outside a local market for subscribers in the market who are “unserved” by a local station affiliated with the same network. In addition, DBS subscribers who were not receiving a digital signal as of December 8, 2004 may receive distant signals for digital television programming from their DBS provider if they are receiving the local analog signal of a network affiliate and the subscriber cannot receive a local digital signal of that network-affiliated station over-the-air.

Satellite carriers that provide any local-into-local service in a market must carry, upon request, all stations in that market that have elected mandatory carriage, and DBS operators are now carrying other local stations in local-into-local markets, including some noncommercial, independent and foreign language stations. However, satellite carriers are not required to carry duplicative network signals from a local market unless the stations are licensed to different communities in different states. Satellite carriers are required to carry all local television stations in a contiguous manner on their channel line-up and may not discriminate in their carriage of stations.

Commercial television stations make elections between retransmission consent and must-carry status for satellite services on the same schedule as cable elections, with the most recent elections made by October 1, 2008 for the three year period that began on January 1, 2009. DirecTV currently provides satellite carriage of our and Mission’s stations in the Champaign-Springfield-Decatur, Evansville, Ft. Smith-Fayetteville-Springdale-Rogers, Ft. Wayne, Jacksonville, Johnstown-Altoona, Little Rock-Pine Bluff, Peoria-Bloomington, Rochester, Rockford, Shreveport, Springfield, Wilkes Barre-Scranton, Amarillo, Wichita Falls, Abilene, Joplin and Monroe-El Dorado markets. Dish Network currently provides satellite carriage of our and Mission’s stations in all of our markets. We and Mission have long-term carriage agreements with both DirecTV (expiring in 2011) and DISH Network (formerly EchoStar) (expiring in 2011) that provide for the carriage of the currently carried stations, as well as those subsequently added in new local-to-local markets, or those added by acquisition or other means.

Digital Television (“DTV”). On June 12, 2009 all full-power television broadcasters ceased operating in an analog format and now operate exclusively in digital (DTV) format. Currently all of Nexstar’s and Mission’s stations have completed the transition to digital operations; however, Nexstar is working with the FCC with respect to KMID’s authorization.

Television station operators may use their DTV signals to provide ancillary services, such as computer software distribution, Internet, interactive materials, e-commerce, paging services, audio signals, subscription video, or data transmission services. To the extent a station provides such ancillary services it is subject to the same regulations as are applicable to other analogous services under the FCC’s rules and policies. Commercial television stations also are required to pay the FCC 5% of the gross revenue derived from all ancillary services provided over their DTV signals for which a station received a fee in exchange for the service or received compensation from a third party in exchange for transmission of material from that third party, not including commercial advertisements used to support broadcasting.

Programming and Operation. The Communications Act requires broadcasters to serve “the public interest.” Since the late 1970s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station’s community of license. However, television station licensees are still required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. The FCC may consider complaints from viewers concerning programming when it evaluates a station’s license renewal application, although viewer complaints also may be filed and considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things:

•	political advertising (its price and availability);

•	sponsorship identification;

•	contest and lottery advertising;

•	obscene and indecent broadcasts;

•	technical operations, including limits on radio frequency radiation;

•	discrimination and equal employment opportunities;

•	closed captioning;

•	children’s programming;

•	program ratings guidelines; and

•	network affiliation agreements.

Employees

As of December 31, 2009, we had a total of 2,114 employees, comprised of 1,970 full-time and 144 part-time or temporary employees. As of December 31, 2009, 165 of our employees were covered by collective bargaining agreements. We believe that our employee relations are satisfactory, and we have not experienced any work stoppages at any of our facilities. However, we cannot assure you that our collective bargaining agreements will be renewed in the future, or that we will not experience a prolonged labor dispute, which could have a material adverse effect on our business, financial condition or results of operations.

As of December 31, 2009, Mission had a total of 32 employees, all of whom were full-time. As of December 31, 2009, none of Mission’s employees were covered by a collective bargaining agreement. Mission believes that its employee relations are satisfactory, and it has not experienced any work stoppages at any of its facilities.

Properties

Nexstar owns and leases facilities in the following locations:

Station Metropolitan Area and Use	Owned or Leased	Square Footage/Acreage Approximate Size	Expiration of Lease
WBRE—Wilkes Barre-Scranton, PA
Office-Studio	100% Owned	0.80 Acres	—
Office-Studio	100% Owned	49,556 Sq. Ft.	—
Office-Studio—Williamsport News Bureau	Leased	460 Sq. Ft.	Month to Month
Office-Studio—Stroudsburg News Bureau	Leased	320 Sq. Ft.	4/30/11
Office-Studio—Scranton News Bureau	Leased	1,627 Sq. Ft.	11/30/11
Tower/Transmitter Site—Williamsport	33% Owned	1.33 Acres	—
Tower/Transmitter Site—Sharp Mountain	33% Owned	0.23 Acres	—
Tower/Transmitter Site—Blue Mountain	100% Owned	0.998 Acres	—
Tower/Transmitter Site—Penobscot Mountain	100% Owned	20 Acres	—
Tower/Transmitter Site—Pimple Hill	Leased	400 Sq. Ft.	Month to Month

KARK/KARZ—Little Rock-Pine Bluff, AR
Office-Studio	Leased	34,835 Sq. Ft.	3/31/22
Tower/Transmitter Site	100% Owned	40 Acres	—
Tower/Transmitter Site	Leased	1 Sq. Ft.	4/5/11

KTAL—Shreveport, LA
Office-Studio	100% Owned	2 Acres	—
Office-Studio	100% Owned	16,000 Sq. Ft.	—
Equipment Building—Texarkana	100% Owned	0.0808 Acres	—
Office-Studio—Texarkana	Leased	2,941 Sq. Ft.	9/30/13
Tower/Transmitter Site	100% Owned	109 Acres	—
Tower/Transmitter Site	100% Owned	2,284 Sq. Ft.	—

WROC—Rochester, NY
Office-Studio	100% Owned	3.9 Acres	—
Office-Studio	100% Owned	48,864 Sq. Ft.	—
Tower/Transmitter Site	100% Owned	0.24 Acres	—
Tower/Transmitter Site	100% Owned	2,400 Sq. Ft.	—
Tower/Transmitter Site	50% Owned	1.90 Acres	—

Station Metropolitan Area and Use	Owned or Leased	Square Footage/Acreage Approximate Size	Expiration of Lease
WCIA/WCFN—Champaign-Springfield-Decatur, IL
Office-Studio	100% Owned	20,000 Sq. Ft.	—
Office-Studio	100% Owned	1.5 Acres	—
Office-Studio—Sales Bureau	Leased	1,600 Sq. Ft.	1/31/12
Office-Studio—News Bureau	Leased	350 Sq. Ft.	2/28/13
Office-Studio—Decatur News Bureau	Leased	300 Sq. Ft.	Month to Month
Roof Top & Boiler Space—Danville Tower	Leased	20 Sq. Ft.	Month to Month
Tower/Transmitter Site—WCIA Tower	100% Owned	38.06 Acres	—
Tower/Transmitter Site—Springfield Tower	100% Owned	2.0 Acres	—
Tower/Transmitter Site—Dewitt Tower	100% Owned	1.0 Acres	—

WMBD—Peoria-Bloomington, IL
Office-Studio	100% Owned	0.556 Acres	—
Office-Studio	100% Owned	18,360 Sq. Ft.	—
Building-Transmitter Site	100% Owned	2,350 Sq. Ft.	—
Building-Transmitter Site	100% Owned	800 Sq. Ft.	—
Tower/Transmitter Site	100% Owned	34.93 Acres	—
Tower/Transmitter Site	100% Owned	1.0 Acres	—

KBTV—Beaumont-Port Arthur, TX
Office-Studio	Leased	8,000 Sq. Ft.	1/31/13
Tower/Transmitter Site	100% Owned	40 Acres	—

WTWO—Terre Haute, IN
Office-Studio	100% Owned	4.774 Acres	—
Office-Studio—Tower/Transmitter Site	100% Owned	17,375 Sq. Ft.	—

WJET—Erie, PA
Tower/Transmitter Site	100% Owned	2 Sq. Ft.	—
Office-Studio	100% Owned	9.87 Acres	—
Office-Studio	100% Owned	15,533 Sq. Ft.	—

KFDX—Wichita Falls, TX—Lawton, OK
Office-Studio-Tower/Transmitter Site	100% Owned	28.06 Acres	—
Office-Studio	100% Owned	13,568 Sq. Ft.	—

KSNF—Joplin, MO-Pittsburg, KS
Office-Studio	100% Owned	13.36 Acres	—
Office-Studio	100% Owned	13,169 Sq. Ft.	—
Tower/Transmitter Site	Leased	900 Sq. Ft.	3/31/12

KMID—Odessa-Midland, TX
Office-Studio	100% Owned	1.127 Acres	—
Office-Studio	100% Owned	14,000 Sq. Ft.	—
Tower/Transmitter Site	100% Owned	69.87 Acres	—
Tower/Transmitter Site	100% Owned	0.322 Acres	—
Tower/Transmitter Site	Leased	.29 Acres	12/1/23

KTAB—Abilene-Sweetwater, TX
Office-Studio (1)	—	—	—
Tower/Transmitter Site	100% Owned	25.55 Acres	—

KQTV—St Joseph, MO
Office-Studio	100% Owned	3 Acres	—
Office-Studio	100% Owned	15,100 Sq. Ft.	—
Tower/Transmitter Site	100% Owned	9,360 Sq. Ft.	—
Offsite Storage	Leased	130 Sq. Ft.	Month to Month

Station Metropolitan Area and Use	Owned or Leased	Square Footage/Acreage Approximate Size	Expiration of Lease
WDHN—Dothan, AL
Office-Studio—Tower/Transmitter Site	100% Owned	10 Acres	—
Office-Studio	100% Owned	7,812 Sq. Ft.	—

KLST—San Angelo, TX
Office-Studio	100% Owned	7.31 Acres	—
Tower/Transmitter Site	100% Owned	8 Acres	—

WHAG—Washington, DC/Hagerstown, MD
Office-Studio	Leased	12,000 Sq. Ft.	6/30/12
Sales Office-Frederick	Leased	885 Sq. Ft.	3/31/16
Office-Studio—Berryville News Bureau	Leased	700 Sq. Ft.	7/31/13
Tower/Transmitter Site	Leased	11.2 Acres	5/12/21

WTVW—Evansville, IN
Office-Studio	100% Owned	1.834 Acres	––
Office-Studio	100% Owned	14,280 Sq. Ft.	––
Tower/Transmitter Site	Leased	16.36 Acres	5/12/21

KSFX—Springfield, MO
Office-Studio (2)	—	—	—
Tower/Transmitter Site—Kimberling City	100% Owned	.25 Acres	—
Tower/Transmitter Site	Leased	0.5 Acres	5/12/21

WFFT—Fort Wayne, IN
Office-Studio	100% Owned	21.84 Acres	—
Tower/Transmitter Site	Leased	0.5 Acres	5/12/21

KAMR—Amarillo, TX
Office-Studio	100% Owned	26,000 Sq. Ft.	—
Tower/Transmitter Site	Leased	110.2 Acres	5/12/21
Translator Site	Leased	0.5 Acres	Month to Month

KARD—Monroe, LA
Office-Studio	100% Owned	14,450 Sq. Ft.	—
Tower/Transmitter Site	Leased	26 Acres	5/12/21
Tower/Transmitter Site	Leased	80 Sq. Ft.	Month to Month

KLBK—Lubbock, TX
Office-Studio	100% Owned	11.5 Acres	—
Tower/Transmitter Site	Leased	0.5 Acres	5/12/21

WFXV—Utica, NY
Office-Studio (3)	—	—	—
Tower/Transmitter Site—Burlington Flats	100% Owned	6.316 Acres	—

WPNY–LP—Utica, NY
Office-Studio (4)	—	—	—

Station Metropolitan Area and Use	Owned or Leased	Square Footage/Acreage Approximate Size	Expiration of Lease
KSVI—Billings, MT
Office-Studio	100% Owned	9,700 Sq. Ft.	—
Tower/Transmitter Site	Leased	10 Acres	5/12/21
Tower/Transmitter Site	Leased	75 Sq. Ft.	6/30/11
Tower/Transmitter Site—Coburn Road	Leased	75 Sq. Ft.	10/31/15
Tower/Transmitter Site	Leased	75 Sq. Ft.	12/31/22
Tower/Transmitter Site—Rapeljie	Leased	1 Acre	2/1/11
Tower/Transmitter Site—Hardin	Leased	1 Acre	12/1/14
Tower/Transmitter Site—Columbus	Leased	75 Sq. Ft.	5/31/24
Tower/Transmitter Site—Sarpy	Leased	75 Sq. Ft.	Month to Month
Tower/Transmitter Site—Rosebud	Leased	1 Acre	Year to Year
Tower/Transmitter Site—Miles City	Leased	.25 Acre	3/23/15
Tower/Transmitter Site—Sheridan, WY	Leased	56 Sq. Ft.	12/30/29
Tower/Transmitter Site—McCullough Pks, WY	Leased	75 Sq. Ft.	Month to Month

WCWJ—Jacksonville, FL
Office-Studio	100% Owned	19,847 Sq. Ft.	—
Office-Studio—Tower Transmitter Site	100% Owned	7.92 Acres	—
Building-Transmitter Site	100% Owned	200 Sq. Ft.	—

WQRF—Rockford, IL
Office-Studio (5)	—	—	—
Tower/Transmitter Site	Leased	2,000 Sq. Ft.	5/12/21

KFTA/KNWA—Fort Smith-Fayetteville-Springdale-Rogers, AR
Office—Fayetteville	Leased	2,848 Sq. Ft.	4/30/15
Office—Rogers	Leased	1,612 Sq. Ft.	7/31/13
Office-Studio—Fayetteville	Leased	10,000 Sq. Ft.	3/31/15
Tower/Transmitter Site	Leased	216 Sq. Ft.	Month to Month
Tower/Transmitter Site	Leased	936 Sq. Ft.	7/31/25
Tower/Transmitter Site	100% Owned	1.61 Acres	—
Tower/Transmitter Site—Fort Smith	Leased	1,925 Sq. Ft.	9/1/11
Microwave Relay Site	100% Owned	166 Sq. Ft.	—
Microwave Site	Leased	216 Sq. Ft.	Month to Month

WTAJ–Altoona-Johnstown, PA
Office-Studio	Leased	22,367 Sq. Ft.	5/31/14
Office-Johnstown	Leased	672 Sq. Ft.	2/28/11
Office-State College Bureau	Leased	2,915 Sq. Ft.	2/28/13
Office-Dubois Bureau	Leased	315 Sq. Ft.	7/31/13
Tower/Transmitter Site	Owned	4,400 Sq. Ft.	—

Corporate Office—Irving, TX	Leased	18,168 Sq. Ft.	12/31/13

Corporate Office Offsite Storage—Dallas, TX	Leased	475 Sq. Ft.	Month to Month

(1)	The office space and studio used by KTAB are owned by KRBC.
(2)	The office space and studio used by KSFX are owned by KOLR.
(3)	The office space and studio used by WFXV are owned by WUTR.
(4)	The office space and studio used by WPNY-LP are owned by WUTR.
(5)	The office space and studio used by WQRF are owned by WTVO.

Mission owns and leases facilities in the following locations:

Station Metropolitan Area and Use	Owned or Leased	Square Footage/Acreage Approximate Size	Expiration of Lease
WYOU—Wilkes Barre-Scranton, PA
Office-Studio (1)	—	—	—
Tower/Transmitter Site—Penobscot Mountain	100% Owned	120.33 Acres	—
Tower/Transmitter Site—Bald Mountain	100% Owned	7.2 Acres	—
Tower/Transmitter Site—Williamsport	33% Owned	1.35 Acres	—
Tower/Transmitter Site—Sharp Mountain	33% Owned	0.23 Acres	—
Tower/Transmitter Site—Stroudsburg	Leased	10,000 Sq. Ft.	Month to Month

WFXW—Terre Haute, IN
Office-Studio (2)	—	—	—
Tower/Transmitter Site	100% Owned	1 Acre	—

WFXP—Erie, PA
Office-Studio (3)	—	—	—
Tower/Transmitter Site (3)	—	—	—

KJTL—Wichita Falls, TX—Lawton, OK
Office-Studio (4)	—	—	—
Tower/Transmitter Site	Leased	40 Acres	1/30/15

KJBO-LP—Wichita Falls, TX-Lawton, OK
Office-Studio (4)	—	—	—
Tower/Transmitter Site	Leased	5 Acres	Year to Year

KODE—Joplin, MO-Pittsburg, KS
Office-Studio	100% Owned	2.74 Acres	—
Tower/Transmitter Site	Leased	215 Sq. Ft.	5/1/27

KRBC—Abilene-Sweetwater, TX
Office-Studio	100% Owned	5.42 Acres	—
Office-Studio	100% Owned	19,312 Sq. Ft.	—
Tower/Transmitter Site (9)	—	—	—

KTVE—Monroe, LA/El Dorado, AR
Office-Studio (10)	Leased	—	—
Tower/Transmitter Site	Leased	2 Acres	4/30/32
Tower/Transmitter Site—El Dorado	Leased	3 Acres	4/30/32
Tower/Transmitter Site—Union Parrish	Leased	2.7 Acres	4/30/32
Tower/Transmitter Site—Bolding	Leased	11.5 Acres	4/30/32

KSAN—San Angelo, TX
Office-Studio (5)	—	—	—
Tower/Transmitter Site	Leased	10 Acres	5/15/15

KOLR—Springfield, MO
Office-Studio	100% Owned	30,000 Sq. Ft.	—
Office-Studio	100% Owned	7 Acres	—
Tower/Transmitter Site	Leased	0.5 Acres	5/12/21

Station Metropolitan Area and Use	Owned or Leased	Square Footage/Acreage Approximate Size	Expiration of Lease
KCIT/KCPN-LP—Amarillo, TX
Office-Studio (6)	—	—	—
Tower/Transmitter Site	Leased	100 Acres	5/12/21
Tower/Transmitter Site—Parmer County, TX	Leased	80 Sq. Ft.	Month to Month
Tower/Transmitter Site—Guyman, OK	Leased	80 Sq. Ft.	Month to Month
Tower/Transmitter Site—Curry County, NM	Leased	6 Acres	Month to Month

KAMC—Lubbock, TX
Office-Studio (7)	—	—	—
Tower/Transmitter Site	Leased	40 Acres	5/12/21
Tower/Transmitter Site	Leased	1,200 Sq. Ft.	Month to Month

KHMT—Billings, MT
Office-Studio (8)	—	—	—
Tower/Transmitter Site	Leased	4 Acres	5/12/21

WUTR—Utica, NY
Office-Studio	100% Owned	12,100 Sq. Ft.	—
Tower/Transmitter Site	100% Owned	21 Acres	—
Tower/Transmitter Site—Mohawk	Leased	48 Sq. Ft.	Month to Month

WTVO—Rockford, IL
Office-Studio-Tower/Transmitter Site	100%Owned	20,000 Sq. Ft.	—
Corporate Office-Westlake, OH	Leased	640 Sq. Ft.	12/31/13

(1)	The office space and studio used by WYOU are owned by WBRE.
(2)	The office space and studio used by WFXW are owned by WTWO.
(3)	The office space, studio and tower used by WFXP are owned by WJET.
(4)	The office space and studio used by KJTL and KJBO-LP are owned by KFDX.
(5)	The office space and studio used by KSAN are owned by KLST.
(6)	The office space and studio used by KCIT/KCPN-LP are owned by KAMR.
(7)	The office space and studio used by KAMC are owned by KLBK.
(8)	The office space and studio used by KHMT are owned by KSVI.
(9)	The tower/transmitter used by KRBC is owned by KTAB.
(10)	The office space and studio used by KTVE are owned by KARD.

Legal Proceedings

From time to time, we and Mission are involved in litigation that arises from the ordinary operations of business, such as contractual or employment disputes or other general actions. In the event of an adverse outcome of these proceedings, Nexstar and Mission believe the resulting liabilities would not have a material adverse effect on Nexstar’s and Mission’s financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following persons are the directors, executive officers, and other key employees of Nexstar Broadcasting Group:

Name	Age	Position With Company
Perry A. Sook	52	President, Chief Executive Officer and Director
Thomas E. Carter	52	Executive Vice President and Chief Financial Officer
Timothy C. Busch	47	Executive Vice President, Co-Chief Operating Officer
Brian Jones	50	Executive Vice President, Co-Chief Operating Officer
Richard Rogala	50	Senior Vice President, Regional Manager
Blake Russell	40	Senior Vice President, Station Operations
Marc Montoya	48	Senior Vice President, eMedia Sales & Operations
David K. Raucher	41	Vice President, Technology
Shirley E. Green	51	Vice President, Controller
Richard Stolpe	54	Vice President, Engineering
Elizabeth Hammond	45	Vice President and General Counsel
Erik Brooks	44	Director
Jay M. Grossman	51	Director
Brent Stone	34	Director
Tomer Yosef-Or	31	Director
Royce Yudkoff	55	Director
Geoff Armstrong	53	Director
Michael Donovan	69	Director
I. Martin Pompadur	75	Director
Lisbeth McNabb	50	Director

Perry A. Sook has served as Chairman of our Board of Directors, President and Chief Executive Officer and as a Director since our inception in 1996. From 1991 to 1996, Mr. Sook was a principal of Superior Communications Group, Inc. Mr. Sook currently serves as a director of the Television Bureau of Advertising and serves as trustee for the Ohio University Foundation. Previously, Mr. Sook served on the board of Penton Media, Inc.

Mr. Sook’s qualifications to serve as a Director include his demonstrated leadership skills and extensive operating executive experience acquired in several communication and media businesses. He is highly experienced in driving operational excellence, development of innovative technologies and attainment of financial objectives under a variety of economic and competitive conditions.

Thomas E. Carter has served as our Chief Financial Officer since August 2009. Prior to joining Nexstar, Mr. Carter was Managing Director, Media Telecom Corporate Investment Banking at Banc of America Securities, which he joined in 1985. In this position, he acted as the senior banker responsible for delivering bank products and services including M&A, private and public equity, high-yield debt, fixed income derivatives, syndicated financial products and treasury management for selected clients across the broadcasting, cable, publishing and media industries, including Nexstar. Mr. Carter began his banking career in 1980, serving for five years in various roles in Corporate and International Banking at a predecessor to JPMorgan Chase.

Timothy C. Busch has served as our Executive Vice President and Co-Chief Operating Officer since May 2008. Prior to that time, Mr. Busch served as Senior Vice President and Regional Manager from October 2002 to May 2008. Prior to that time, Mr. Busch served as Vice President and General Manager at WROC, Rochester, New York from 2000 to October 2002. Prior to joining Nexstar, Mr. Busch served as General Sales Manager and held various other sales management positions at WGRZ, Buffalo, New York from 1993 to 2000.

Brian Jones has served as our Executive Vice President and Co-Chief Operating Officer since May 2008. Mr. Jones served as Senior Vice President and Regional Manager from May 2003 to May 2008. Prior to joining Nexstar, Mr. Jones served as Vice President and General Manager at KTVT (CBS) and KTXA (IND), Dallas-Fort Worth, Texas from 1995 to 2003. Prior to that, Mr. Jones served in various management, sales and news positions at KTVT, MMT Sales, Inc., KXAS (NBC), Dallas-Ft. Worth, KLBK (CBS) Lubbock, TX and KXAN (NBC) Austin, TX. Mr. Jones has served as the Chairman of the FOX Affiliates Board of Governors, Vice-Chairman of the Board of the Texas Association of Broadcasters, on the Small Market Advisory Committee of the National Association of Broadcasters and on the Southern Methodist University Journalism Advisory Committee.

Richard Rogala has served as our Senior Vice President, Regional Manager since July 2009. Mr. Rogala has operating responsibility for the Nexstar owned or operated television stations located in the states of Arkansas, Missouri, Illinois and Indiana. Mr. Rogala came to Nexstar from Media General owned WCMH-TV (NBC) in Columbus Ohio. Prior to his position in Columbus, Mr. Rogala served as General Manager of Nexstar’s KARK-TV in Little Rock. Previous to his role in Little Rock, Mr. Rogala served as General Manager of WXIN-TV/WTTV-TV in Indianapolis, WFLA-TV in Tampa, WLWT-TV in Cincinnati and WZZM-TV in Grand Rapids. He began his career with Blair Television and served in various sales management roles in St. Louis, Pittsburgh and Dallas.

Blake Russell has served as our Senior Vice-President of Station Operations since November 2008. Prior to that, he served as Vice President Marketing and Operations since October 2007. Before that, Mr. Russell served as Vice President and General Manager at KNWA and KFTA, Ft. Smith/Fayetteville, Arkansas from January 2004 to September 2007 and as our Director of Marketing/Operations at KTAL, Shreveport, Louisiana from 2000 to December 2003.

Marc Montoya has served as our Senior Vice President, eMedia since 2009. Prior to joining Nexstar, Mr. Montoya served as Executive Director for broadband content acquisition and later from broadband advertising and development at AOL from 2002 to 2009. Prior to that time, Mr. Montoya served as Senior Director, Radio and Television at Yahoo! Inc. Prior to that, Mr. Montoya had a variety of roles where he created and managed the Radio and Television division of Broadcast.com, which was acquired by Yahoo! Inc. Prior to joining Broadcast.com, Mr. Montoya was Director of Internet Sales at WFAA-TV (Dallas).

David K. Raucher joined us as our Vice President of Technology in October 2010. Prior to joining Nexstar, Mr. Raucher served as the Chief Information Officer of Rotobrush International, LLC from March 2007 through December 2009. In 2006, Mr. Raucher served as the IT Manager for ChartOne and in 2002 through 2005, served as the Vice President of Technology and Operations for Always24X7 and Soulmate.com. Prior to that, Mr. Raucher served in various roles, including other information technology roles, founding a Voice over IP company, and as a Captain in the US Army Signal Corps. In June 2003, Mr. Raucher filed a petition and was granted a discharge under Chapter 7 of the Bankruptcy Code with the United States Bankruptcy Court, District of Texas, after leaving the business he founded.

Shirley E. Green has served as our Vice President, Controller since October 2008. Ms. Green served as Vice President, Finance from February 2001 to October 2008. Prior to that time, Ms. Green served as our Controller from 1997 to 2001. Prior to joining Nexstar, from 1994 to 1997, Ms. Green was Business Manager at KOCB, Oklahoma City, Oklahoma, which was owned by Superior Communications Group, Inc.

Richard Stolpe has served as our Vice President, Director of Engineering since January 2000. Prior to that time, Mr. Stolpe served as Chief Engineer of WYOU from 1996 to 2000. Prior to joining Nexstar, Mr. Stolpe was employed by WYOU from 1992 to 1996 as Assistant Chief Engineer.

Elizabeth Hammond has served as our Vice President and General Counsel since May 2009. Prior to joining Nexstar, Ms. Hammond served as Vice President—Legal Affairs at First Broadcasting Operating, Inc. Prior to that, Ms. Hammond served as Counsel at the law firm of Drinker Biddle & Reath LLP in Washington, D.C.

Erik Brooks has served as a Director since March 2002. Mr. Brooks is a Partner at ABRY, the Company’s largest stockholder, which he joined in 1999. Prior to joining ABRY, from 1995 to 1999, Mr. Brooks was a Vice President at NCH Capital, a private equity investment fund. Mr. Brooks currently serves as a director of Monitronics International, Inc., KidzCo LLC, Music Resorts, Inc., HealthPort Incorporated, Automated Healthcare Solutions and ProQuest, Inc. Previously, Mr. Brooks served on the boards of Country Road Communications, LLC, Kidzbob, LLC, Companion Technologies and Billing Services, LLC.

Mr. Brooks’s qualifications to serve as a Director include his ability to provide the insight and perspectives of an investment manager, along with his experience in accounting and financial matters. His services on the boards of several private companies in diverse industries allows him to offer a broad perspective on risk management and operating issues facing corporations today. Additionally, he brings the perspective of a large shareholder to our Board discussions and decisions.

Jay M. Grossman has served as a Director since 1997 and was our Vice President and Assistant Secretary from 1997 until March 2002. Mr. Grossman is a Managing Partner of ABRY, the Company’s largest stockholder, which he joined in 1996. Prior to joining ABRY, Mr. Grossman was an investment banker specializing in media and entertainment at Kidder Peabody and at Prudential Securities. Mr. Grossman currently serves as a director (or the equivalent) of several private companies including Atlantic Broadband, LLC, Hometown Cable, LLC, Q9 Networks Inc., Gould and Lamb Company, HealthPort Incorporated, Grande Communications Networks LLC, RCN Telecom Services, LLC and Sidera Networks, Inc. Previously Mr. Grossman served on the boards of Wide Open West Holdings, LLC, Consolidated Theaters, LLC, Country Road Communications, LLC, Monitronics International, Inc., Caprock Communications Corp., CyrusOne Networks, LLC, Executive Health Resources, Inc. and Hosted Solutions LLC.

Mr. Grossman’s qualifications to serve as a Director include his ability to provide the insight and perspectives of a former investment banker at one of the world’s largest investment banks. His prior experience with media and entertainment transactions offer a unique viewpoint as a director. He also oversaw the integration of two middle-market communications companies with differing operations and networks. His service on the boards of several private companies in diverse industries allows him to offer a broad perspective on corporate governance, compensation and operating issues facing corporations today.

Brent Stone has served as a Director since March 2005. Mr. Stone is a Partner at ABRY, the Company’s largest stockholder, and has been with the firm since January 2002. Prior to joining ABRY, he was a member of the Investment Banking Department of Credit Suisse First Boston, formerly Donaldson, Lufkin and Jenrette, from 2000 to 2002. From 1999 to 2000, Mr. Stone was an analyst in the Syndicated Finance Group of Chase Securities. Mr. Stone currently serves as a director (or the equivalent) of several private companies, including B&H Education, Inc., ProQuest LLC, Monitronics International, Inc., HealthTrans and KidzBop. Previously Mr. Stone served on the boards of Brash Entertainment, LLC and Legendary Pictures, LLC.

Mr. Stone’s qualifications to serve as a Director include his ability to provide the insight and perspectives of a former investment banker at one of the world’s largest investment banks. His service as a director of various companies in the media and entertainment sector offers a unique viewpoint as a director. In addition, his involvement in numerous merger and acquisition transactions allows him to offer a broad perspective on potential transactions for Nexstar.

Tomer Yosef-Or has served as a Director since January 2010. Mr. Yosef-Or is a Vice President at ABRY Partners, LLC, the Company’s largest stockholder and has been with the firm since 2005. Prior to joining ABRY, Mr. Yosef-Or was a member of the Financial Institution Group at Bear Stearns Investment Banking Department. Previously, he was a member of the Securitization Transaction Group at Deloitte & Touche. Mr. Yosef-Or is involved in media, communications, and business information services investments in the datacenter, satellite communication, post secondary education, and TV broadcasting sectors. Mr. Yosef-Or currently serves as a director (or the equivalent) of several private companies including Q9 Networks and B&H Education, Inc. Previously, Mr. Yosef-Or served on the boards of Caprock Communications Corp., CyrusOne Networks, LLC and Hosted Solutions LLC.

Mr. Yosef-Or’s qualifications to serve as a Director include his ability to provide the insight and perspectives of a former investment banker at one of the world’s largest investment banks. He brings experience with financing and capitalization strategies. His service on the boards of several private companies in diverse industries allows him to offer a broad perspective on risk management and operating issues facing corporations today.

Royce Yudkoff has served as a Director since 1997 and was our Vice President and Assistant Secretary from 1997 until March 2002. Since 1989, Mr. Yudkoff has served as the President and Managing Partner of ABRY, the Company’s largest stockholder. Prior to joining ABRY, Mr. Yudkoff was affiliated with Bain & Company, serving as a Partner from 1985 to 1988. Mr. Yudkoff is presently a director (or the equivalent) of several companies, including U.S.A. Mobility, Inc., Talent Partners and Cast & Crew Entertainment Services, LLC. Previously Mr. Yudkoff served on the boards of Muzak Holdings, LLC and Penton Media, Inc.

Mr. Yudkoff’s qualifications to serve as a Director include his ability to provide the insight and perspectives of a professional investor in numerous media and communications companies. He brings experience with accounting and financial matters. He also oversaw the integration of two middle-market communications companies with differing operations and networks. His service on the boards of several private companies in diverse industries allows him to offer a broad perspective on corporate governance, risk management and operating issues facing corporations today. Additionally, he brings the perspective of a large shareholder to our Board discussions and decisions.

Geoff Armstrong has served as a Director since November 2003. Mr. Armstrong is Chief Executive Officer of 310 Partners, a private investment firm. From March 1999 through September 2000, Mr. Armstrong was the Chief Financial Officer of AMFM, Inc., which was publicly traded on the New York Stock Exchange until it was purchased by Clear Channel Communications in September 2000. From June 1998 to February 1999, Mr. Armstrong was Chief Operating Officer and a director of Capstar Broadcasting Corporation, which merged with AMFM, Inc. in July 1999. Mr. Armstrong was a founder of SFX Broadcasting, Inc., which went public in 1993, and subsequently served as Chief Financial Officer, Chief Operating Officer, and a director until the company was sold in 1998 to AMFM, Inc. Mr. Armstrong has served as a director and the chairman of the audit committee of Radio One, Inc. since June 2001 and May 2002, respectively. Mr. Armstrong has also served on the boards of Capstar Broadcasting Corporation, AMFM, Inc. and SFX Broadcasting, Inc.

Mr. Armstrong’s qualifications to serve as a Director include his extensive experience as the CFO of several publicly traded companies in the broadcast and communications industry, as well as a member of the audit committee of several publicly traded companies. His service on the boards of several other public companies in diverse industries allows him to offer a broad perspective on corporate governance, risk management and operating issues facing corporations today.

Michael Donovan has served as a Director since November 2003. Mr. Donovan is the founder and majority stockholder of Donovan Data Systems Inc., a privately held supplier of computer services to the advertising and media industries. Mr. Donovan has served as Chairman and Chief Executive Officer of Donovan Data Systems Inc. since 1967. Mr. Donovan currently serves as a director of the Statue of Liberty/Ellis Island Foundation. Previously Mr. Donovan served on the board of Yale Divinity School’s Center for Faith and Culture.

Mr. Donovan’s qualifications to serve as a Director include his ability to provide the insight and perspectives of a successful and long-serving CEO of a supplier of computer services to the advertising and media industries.

I. Martin Pompadur has served as a Director since November 2003. In June of 1998, Mr. Pompadur joined News Corporation as Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe and a member of News Corporation’s Executive Management Committee. In January 2000, Mr. Pompadur was appointed Chairman of News Corp Europe. Mr. Pompadur resigned from News Corporation in November 2008. He is currently Global Vice Chairman, Media and Entertainment at Macquarie Capital (USA) Inc., as well as an advisor to several companies. Prior to joining News Corporation, Mr. Pompadur was President of RP

Media Management and held executive positions at several other media companies. Mr. Pompadur currently serves as a director of RP Coffee Ventures and IMAX Corporation. Previously Mr. Pompadur served on the boards of News Corporation Europe, Sky Italia, News Out of Home, B.V., Balkan Bulgarian, BSkyB Ltd., Metromedia International Group, Inc., Elong, Seatwave Limited and Linkshare Corporation.

Mr. Pompadur’s qualifications to serve as a Director include his ability to offer a broad international perspective on issues considered by the Board and his extensive expertise in the media industry. Mr. Pompadur’s service on the executive management committee of News Corporation provides important perspectives on trends in the media industry.

Lisbeth McNabb has served as a Director since May 2006. In May 2007, Ms. McNabb founded w2wlink.com, a professional women’s online membership community. Ms. McNabb is the former Chief Financial Officer of Match.com, an online personal service company, where she was employed from March 2005 through 2006. Prior to joining Match.com, Ms. McNabb served as Senior Vice President of Finance and Planning for Sodexho Marriott, an on-site food service and facilities management company, from 2000 to 2005, as Director of Business Planning for Frito-Lay from 1995 to 2000 and, previous to that, held finance leadership roles with American Airlines and JP Morgan Chase. Ms. McNabb is on the advisory boards of American Airlines, Southern Methodist University and several digital and online companies. Previously Ms. McNabb served on the boards of the Dallas Chapter of Financial Executives International, Sammons Art Center, The Family Place and Southern Methodist University Cox School of Business.

Ms. McNabb’s qualifications to serve as a Director include her leadership skills in overseeing the founding of an online membership community for professional women, extensive strategy, operations, finance and marketing experience in a wide range of industries and the women segment. In addition to her leadership experience in digital companies, Ms. McNabb also has had financial leadership roles.

Corporate Governance

Committees of the Board of Directors

The Board of Directors currently has the following three standing committees: the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee.

Compensation Committee

The Compensation Committee consists of Messrs. Grossman, Armstrong and Yudkoff. The Compensation Committee met three times during 2009.

The Compensation Committee makes all decisions about the compensation of the Chief Executive Officer and also has the authority to review and approve the compensation for the Company’s other executive officers. The primary objectives of the Compensation Committee in determining total compensation (both salary and incentives) of the Company’s executive officers, including the Chief Executive Officer, are (i) to enable the Company to attract and retain highly qualified executives by providing total compensation opportunities with a combination of elements which are at or above competitive opportunities, (ii) to tie executive compensation to the Company’s general performance and specific attainment of long-term strategic goals, and (iii) to provide a long-term incentive for future performance that aligns stockholder interests and executive rewards.

The purpose of the Compensation Committee is to establish compensation policies for Directors and executive officers of Nexstar, approve employment agreements with executive officers of Nexstar, administer Nexstar’s stock option plans and approve grants under the plans and make recommendations regarding any other incentive compensation or equity-based plans. The Compensation Committee operates under a written charter adopted by the Board of Directors in January 2004.

Audit Committee

The Audit Committee consists of Messrs. Armstrong and Pompadur and Ms. McNabb. The Audit Committee met seven times during 2009. The purpose of the Audit Committee is to oversee the quality and integrity of Nexstar’s accounting, internal auditing and financial reporting practices, to perform such other duties as may be required by the Board of Directors, and to oversee Nexstar’s relationship with its independent registered public accounting firm. The members of the Audit Committee are “independent” as that term is defined in the NASDAQ Stock Market Marketplace rules. The Board of Directors has determined that Mr. Armstrong, who served as Chair of the Audit Committee in 2008, is an “audit committee financial expert” in accordance with the applicable rules and regulations of the Securities and Exchange Commission. Effective for 2009, the Board has appointed Ms. McNabb as Chair of the Audit Committee and has determined that she is an “audit committee financial expert”. The Audit Committee operates under a written charter adopted by the Board of Directors in January 2004.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Messrs. Armstrong, Donovan and Pompadur. The Nominating and Corporate Governance Committee did not meet during 2009. The members of the committee are “independent” as defined in the marketplace rules which govern NASDAQ Stock Market. The purpose of the Nominating and Corporate Governance Committee is to identify individuals qualified to serve on Nexstar’s Board of Directors, recommend persons to be nominated by the Board of Directors for election as directors at the annual meeting of stockholders, recommend nominees for any committee of the Board of Directors, develop and recommend to the Board of Directors a set of corporate governance principles applicable to Nexstar and to oversee the evaluation of the Board of Directors and its committees. The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board of Directors in January 2004.

Additional Information Concerning the Board of Directors

During 2009, the full Board of Directors met three times. During 2009, each director attended at least 75% of the meetings of the Board of Directors and committees of the Board of Directors on which they serve, except for Messrs. Stone and Donovan who each attended two of the three full board meetings or 67%.

Because fewer than ten non-management stockholders attended our 2009 Annual Meeting of Stockholders in person, the Board of Directors has not adopted a formal policy with regard to director attendance at the annual meeting of stockholders. Mr. Sook attended the 2009 Annual Meeting of Stockholders.

The Board of Directors has not adopted a nominating policy to be used for identifying and evaluating nominees for director, including director candidates recommended by stockholders, and has not established any specific minimum qualifications that director nominees must possess. Instead, the Nominating and Corporate Governance Committee plans to determine the qualifications and skills required to fill a vacancy to complement the existing qualifications and skills, as a vacancy arises in the Board of Directors. However, if it is determined that a nominating policy would be beneficial to Nexstar, the Board of Directors may in the future adopt a nominating policy.

Nexstar is a “controlled company” in accordance with rules and regulations of the NASDAQ Stock Market, because ABRY Partners, LLC, through its affiliated funds, controls a majority of the outstanding voting stock. As a result, we are not required to maintain a majority of independent directors on our Board of Directors or to have the compensation of our executive officers and the nomination of directors be determined by independent directors.

Code of Ethics

The Board of Directors adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, the other executive officers and directors, and persons performing similar functions. The purpose of the Code of Ethics is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by Nexstar Broadcasting Group, Inc. and its subsidiaries, and to promote compliance with all applicable rules and regulations that apply to Nexstar Broadcasting Group, Inc. and its subsidiaries and their respective officers and directors. The Code of Ethics was attached as an exhibit to Nexstar’s Annual Report for the year ended December 31, 2003 on Form 10-K filed with the Securities and Exchange Commission on March 31, 2004.

Compensation Committee Interlocks and Insider Participation

None of our directors or executive officers served, and we anticipate that no member of our Board of Directors or executive officers will serve, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our Board of Directors.

Controlled Company

Nexstar is a “controlled company” in accordance with rules and regulations of the NASDAQ Stock Market, because ABRY Partners, LLC, through its affiliated funds, controls a majority of the outstanding voting stock. As a result, we are not required to maintain a majority of independent directors on our Board of Directors or to have the compensation of our executive officers and the nomination of directors be determined by independent directors.

Mission’s Directors, Executive Officers and Corporate Governance

The following persons are the current executive officers and key employees of Mission:

Name	Age	Position
David S. Smith	55	President, Treasurer and Director
Dennis Thatcher	63	Executive Vice President and Chief Operating Officer

David S. Smith has served as Mission’s President and Treasurer since December 1997. Prior to that, Mr. Smith was the General Manager of WSTR television in Cincinnati, Ohio from 1990 to 1995. He is currently an ordained Evangelical Lutheran Church of America pastor.

Mr. Smith’s qualifications for being a director of the Company include his years of experience in the television broadcast industry. He is also the sole shareholder of the Company.

Dennis Thatcher has served as Executive Vice President and Chief Operating Officer since October 2004. From November 2003 to March 2004, Mr. Thatcher served as Regional Market Manager for United Media Partners. From November 2002 to October 2003, Mr. Thatcher served as General Sales Manager of KZTV for Eagle Creek Broadcasting. From July 2000 to October 2002, Mr. Thatcher pursued personal interests. From April 1998 to June 2000, Mr. Thatcher served as Senior Vice President and Central Regional Manager for Paxson Communications.

Code of Ethics

Mission’s sole director adopted a code of ethics that applies to Mission’s president and treasurer, vice president and secretary, and executive vice president and chief operating officer. The purpose of the code of ethics is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by Mission, and to promote compliance with all applicable rules and regulations that apply to Mission and its officers and directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

In this Compensation Discussion and Analysis (“CD&A”), we provide a detailed discussion and analysis of our compensation program and policies and the critical factors that are considered in making compensation decisions.

The individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2009, along with the other three most highly-compensated executive officers, are collectively referred to as the “Named Executive Officers.”

Overview and Role of Compensation Committee

The Compensation Committee of the Board of Directors (the “Compensation Committee”) establishes compensation policies for the directors and executive officers of Nexstar, including the Named Executive Officers. The Compensation Committee approves the employment agreements with the executive officers of Nexstar, administers Nexstar’s stock option plans, approves grants under such plans and makes recommendations regarding other incentive compensation or equity-based plans provided to the Named Executive Officers and other executive officers.

Compensation Philosophy and Objectives

The Company’s executive compensation program has been developed to incorporate a compensation philosophy consistent with the following primary objectives:

•

Attract and retain talented and highly qualified executives in the competitive television broadcasting industry by providing a total compensation package that includes a combination of elements which are at or above competitive opportunities;

•	Tie executive compensation, both annual and long-term elements, to the Company’s overall performance and specific attainment of long-term strategic goals;

•	Provide executives with long-term incentive for future performance that aligns with stockholder interests and maximizes stockholders value over the long-term; and

•	Set executive compensation at responsible levels to promote fairness and equity among all employees within our organization.

Defining the Market—Benchmarking

We have not engaged a compensation consultant to review our policies and procedures concerning executive compensation. Our Chief Executive Officer conducts an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements within our executive compensation program. This benchmarking review encompasses analyzing proxy information of approximately 15 multi-media companies that have a broadcast component (“peer group”), as disclosed in their most recent proxy information filing with the Securities and Exchange Commission. The peer group is primarily comprised of the companies in the table below:

Acme	Gray	News Corp
Belo Corp	Hearst-Argyle	Scripps
CBS CI. B	Journal Communications	Sinclair
Fisher	LIN TV	Washington Post
Gannett	Meredith	Young

This review provides a foundation for ensuring that our executive compensation levels remain competitive in relation to this peer group and is generally refreshed prior to the hiring or replacement of an executive officer or when an existing officer’s employment contract is renewed. One of the primary objectives of the Company’s executive compensation program is to provide compensation near the median market pay level based on our benchmarking review of peer group companies, when warranted by Company results and individual contribution. We believe that such benchmarking is useful because we recognize that our compensation practices must be competitive in the television broadcasting industry. By targeting Named Executive Officer compensation to the compensation practices of the Company’s peer group, the Company enhances its ability to attract and retain talented and highly qualified executives, which is fundamental to the Company’s growth and delivery of value to its stockholders. In addition, peer group information is one of the many factors we consider in assessing the reasonableness of compensation of our Named Executive Officers.

Elements of Compensation

The principal elements of the Company’s executive compensation consist of the following:

•	Base Salary

•	Annual Cash Bonuses

•	Stock Options

•	Other Stock-Based Compensation

•	Perquisites and Other Compensation

•	Health Benefits

•	Severance Benefits and Change in Control Provisions

Base Salary

The annual base salary of the Company’s Named Executive Officers is established by individual employment agreements, see “Executive Compensation—Employment Agreements”. The purpose of the base salary is to provide each Named Executive Officer with a set amount of cash compensation that is not variable in nature and that is generally competitive with market practices. The base salary is established based on the scope of the executive’s responsibilities, taking into account competitive market compensation paid by peer group companies for similar positions. Generally, we target the executives’ base salaries near the median market pay level of our benchmarking review of peer group companies. Under each employment agreement, base salaries are increased on an annual basis. Annual salary increases for the Named Executive Officers are generally consistent, on a percentage basis, with those received by non-executive employees. See “Executive Compensation—Employment Agreements” for a discussion of any changes to the employment agreements of Named Executive Officers in 2009 and the effect they had on base salaries.

Annual Cash Bonuses

Under the terms of their employment agreements, each Named Executive Officer is eligible to earn a targeted annual cash bonus up to an amount equal to a specified percentage of such executive’s salary. For the Chief Executive Officer, Chief Financial Officer and the two Co-Chief Operating Officers, their annual cash bonus is targeted to be approximately 50% of their annual base salary. For the Controller, the target annual cash bonus is 20% of annual base salary. The overall performance of the Company determines what percentage, if any, of the target bonus will be paid out, with net revenues and EBITDA as the primary performance measures. If the Company attains the annually budgeted amounts for net revenue and EBITDA, then it is likely that 100% of the targeted bonus will be paid. However, the Chief Executive Officer, with the approval of the Compensation Committee, may increase the annual bonus paid to our other Named Executive Officers, and the Compensation

Committee may increase the annual bonus paid to our Chief Executive Officer. Likewise, if the Company does not achieve its performance benchmarks, then an amount less than the full bonus may be paid. However, the Company does not utilize defined formulas to determine what percentage of the target bonuses will be paid to its executive officers, including its Named Executive Officers. Ultimately, the payment of cash bonuses is made on a discretionary basis and is determined based on an evaluation of each executive’s individual contribution to the overall performance of the Company.

Historically, when determining the amount of bonus and incentive compensation to be paid to executive officers, the Compensation Committee reviews and considers the following information:

•	Evaluations of each of the Named Executive Officers, as well as feedback from the full Board of Directors, regarding each Named Executive Officer’s performance;

•

The Chief Executive Officer’s review and evaluation of each of the other Named Executive Officers, addressing individual performance and the results of operations of the business areas and departments for which such executive had responsibility, which the Compensation Committee discusses with the Chief Executive Officer;

•	The financial performance of the Company, including (i) the stock price of the Company and (ii) revenue growth of the Company; and

•	Total proposed compensation, as well as each element of proposed compensation, taking into account the recommendations of the Chief Executive Officer.

For 2009, no performance bonuses were paid to any of the Named Executive Officers, see “Executive Compensation—Employment Agreements” for discussion of the signing bonus paid to Perry Sook in 2008, a portion of which was earned in 2009, as well as the bonus paid to Shirley Green for serving as Interim Chief Financial Officer in 2009). The decision by the Compensation Committee to not pay any performance bonuses for 2009 was primarily due to the economic slowdown and the resulting negative impact on television advertising spending, which caused the Company to miss its performance targets and an overall sensitivity to the current recession.

Stock Options and Other Stock-Based Compensation

The Company believes that the granting of stock options is the most appropriate form of long-term compensation since it provides incentive to promote the long-term success of the Company in line with stockholders’ interest. The Company’s stock option plans are intended to motivate and reward the executive officers and to retain their continued services while providing long-term incentive opportunities including the participation in the long-term appreciation of our common stock value.

The number of stock options awarded to an executive officer during a given year is discretionary and is determined by the Compensation Committee, based on the contribution of the individual to the Company’s attainment of annual goals, including net revenue and EBITDA. Just as with cash bonuses, there is no defined formula for how many options will be awarded to a Named Executive Officer.

In 2009, options were granted to the Named Executive Officers in June 2009, except for Mr. Carter who received an option award in August 2009, when he joined the company. In 2008, no options were granted primarily due to the Company not achieving its performance targets and the decrease in the value of the Company’s common stock and the desire by the Compensation Committee to conserve the number of shares available under our equity plans for future issuances. For 2007, the granting of stock options to the Named Executive Officers occurred during December. The Compensation Committee awards stock options to the four non-CEO Named Executive Officers based on the recommendation of the Chief Executive Officer, who evaluates their performance in meeting the goals established at the beginning of each year. The Compensation Committee awards stock options to the Chief Executive Officer primarily based on the overall performance of the Company.

The Company currently maintains two equity compensation plans (collectively, the “Equity Plans”), which provide for the granting of stock options, stock appreciation rights, restricted stock and performance awards. Awards made under the Company’s Equity Plans have consisted almost exclusively of the granting of non-qualified stock options. With certain limited exceptions, stock option awards vest 20% per year over a five-year period, dependent on continued employment. The exercise price of stock options may not be less than the market price of the Company’s Class A Common Stock on the date of grant. Stock option awards must be exercised within ten years of the date of grant of the option, subject to earlier expiration upon termination of the individual’s employment. The provisions of the Equity Plans limit the number of options that may be granted to any one individual in a calendar year to 10% of the total number of options authorized under each plan.

Perquisites and Other Compensation

All other compensation for the Named Executive Officers includes automobile allowances paid by the Company, the value of the personal use of an automobile and group life insurance paid by the Company. In 2007, the Company made 401(k) matching contributions. In 2008 and 2009, the Company suspended its matching contributions.

Health Benefits

All full-time employees, including our Named Executive Officers, may participate in our health benefit program, including medical, dental and vision care coverage, disability insurance and life insurance.

Severance Benefits and Change in Control Provisions

All of our Named Executive Officers have entered into employment agreements with us. These employment agreements, among other things, provide for severance compensation to be paid to the executives if they are terminated upon a change of control of the Company, or for reasons other than cause or if they resign for good reason, as defined in the agreement, see “Executive Compensation—Payments Upon a Termination Change in Control”.

Determination of 2009, 2008 and 2007 Compensation

The Compensation Committee reviewed compensation levels for the Named Executive Officers for 2007 through 2009 and considered various factors, including the executive’s job performance, the compensation level of competitive jobs and the financial performance of the Company. For the executive officers other than the Chief Executive Officer, the Compensation Committee considers the recommendations of the Chief Executive Officer. The Compensation Committee approves the primary components of compensation for each Named Executive Officer, including any annual cash bonus and grant of stock options.

Compensation of Named Executive Officers

The following table contains a summary of the annual, long-term and other compensation paid or accrued during the fiscal years ended December 31, 2009, 2008 and 2007 to our Named Executive Officers.

2009 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Perry A. Sook	2009	$895,385	$116,667	$—	$146,250	—	—	$1,693	$1,159,995
President, Chief Executive Officer and Director	2008	748,846	—	—	—	—	—	7,733	756,579
	2007	694,271	250,000	—	1,362,000	—	—	17,149	2,323,420

Thomas E. Carter	2009	150,000	—	—	72,300	—	—	2,581	224,881
Chief Financial Officer and Executive Vice President

Timothy C. Busch	2009	345,577	—	—	29,250	—	—	456	375,283
Executive Vice President, Co-Chief Operating Officer	2008	318,112	—	—	—	—	—	1,010	319,122
	2007	279,556	50,000	—	113,500	—	—	9,169	452,225

Brian Jones	2009	345,582	—	—	20,475	—	—	5,769	371,826
Executive Vice President, Co-Chief Operating Officer	2008	317,885	—	—	—	—	—	6,360	324,245
	2007	281,248	62,500	—	181,600	—	—	15,394	540,742

Shirley E. Green	2009	201,096	20,000	—	11,700	—	—	3,488	236,284
Vice President, Controller	2008	196,115	—	—	—	—	—	5,617	201,732

Matthew E. Devine(2)	2009	157,072	—	—	—	—	—	2,308	159,380
Chief Financial Officer and Executive Vice President	2008	369,154	—	—	—	—	—	7,032	376,186
	2007	353,742	87,500	—	272,400	—	—	12,483	726,125

(1)	Represents the grant date fair value of the awards computed in accordance with FASB Topic 718. See the notes to the Company’s consolidated financial statements in our 2009 Annual Report on Form 10-K for a discussion of the assumptions made in the valuation of these awards.
(2)	Effective May 11, 2009, Matthew E. Devine resigned his position as Chief Financial Officer.

(3)	All Other Compensation amounts in the Summary Compensation Table consist of the following items:

Name	Year	Perquisites and Other Personal Benefits ($)(a)	Tax Reimbursements ($)	Insurance Premiums ($)(b)	Company Contributions to Retirement and 401(k) Plans ($)	Severance Payments / Accruals ($)	Change in Control Payments / Accruals ($)	Total ($)
Perry A. Sook	2009	$451	—	$1,242	$—	$—	—	$1,693
	2008	6,215	—	1,518	—	—	—	7,733
	2007	8,108	—	6,441	2,600	—	—	17,149

Thomas E. Carter	2009	2,538	—	43	—	—	—	2,581

Timothy C. Busch	2009	96	—	360	—	—	—	456
	2008	650	—	360	—	—	—	1,010
	2007	879	—	5,690	2,600	—	—	9,169

Brian Jones	2009	5,769	—	—	—	—	—	5,769
	2008	6,000	—	360	—	—	—	6,360
	2007	6,000	—	5,810	3,584	—	—	15,394

Shirley E. Green	2009	3,128	—	360	—	—	—	3,488
	2008	5,257	—	360	—	—	—	5,617

Matthew E. Devine	2009	2,308	—	—	—	—	—	2,308
	2008	6,000	—	1,032	—	—	—	7,032
	2007	6,000	—	6,483	—	—	—	12,483

(a)	Consists of automobile allowance paid by the Company and the value of the personal use of automobiles.
(b)	Represents health care insurance premiums paid by the Company and group life insurance coverage paid by the Company.

2009 Grants of Plan-Based Awards

Name		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Perry A. Sook	06/12/2009	—	—	—	—	—	—	—	250,000	$0.82	$146,250
Thomas E. Carter	08/03/2009	—	—	—	—	—	—	—	100,000	$1.00	72,300
Timothy C. Busch	06/12/2009	—	—	—	—	—	—	—	50,000	$0.82	29,250
Brian Jones	06/12/2009	—	—	—	—	—	—	—	35,000	$0.82	20,475
Shirley E. Green	06/12/2009	—	—	—	—	—	—	—	20,000	$0.82	11,700
Matthew E. Devine	—	—	—	—	—	—	—	—	—	—	—

2009 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information as of December 31, 2009 concerning outstanding equity awards held by the Named Executive Officers listed in the Summary Compensation Table.

	Option Awards					Stock Awards
			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)
Name	Exercisable(1)	Unexercisable(1)
Perry A. Sook	300,000	—	—	$14.00	11/28/2013	—	—	—	—
	300,000	—	—	$8.63	12/15/2014	—	—	—	—
	240,000	60,000	—	$4.37	12/15/2015	—	—	—	—
	180,000	120,000	—	$4.90	12/19/2016	—	—	—	—
	120,000	180,000	—	$9.02	12/20/2017	—	—	—	—
	—	250,000	—	$0.82	06/12/2019	—	—	—	—
Thomas E. Carter	—	100,000	—	$1.00	08/03/2019	—	—	—	—
Timothy C. Busch	50,000	—	—	$14.00	11/28/2013	—	—	—	—
	20,000	—	—	$8.63	12/15/2014	—	—	—	—
	20,000	5,000	—	$4.37	12/15/2015	—	—	—	—
	18,000	12,000	—	$4.90	12/19/2016	—	—	—	—
	10,000	15,000	—	$9.02	12/20/2017	—	—	—	—
	—	50,000	—	$0.82	06/12/2019	—	—	—	—
Brian Jones	50,000	—	—	$14.00	11/28/2013	—	—	—	—
	20,000	—	—	$8.63	12/15/2014	—	—	—	—
	20,000	5,000	—	$4.37	12/15/2015	—	—	—	—
	18,000	12,000	—	$4.90	12/19/2016	—	—	—	—
	16,000	24,000	—	$9.02	12/20/2017	—	—	—	—
	—	35,000	—	$0.82	06/12/2019	—	—	—	—
Shirley E. Green	30,000	—	—	$14.00	11/28/2013	—	—	—	—
	10,000	—	—	$8.63	12/15/2014	—	—	—	—
	12,000	3,000	—	$4.37	12/15/2015	—	—	—	—
	6,000	4,000	—	$4.90	12/19/2016	—	—	—	—
	4,000	6,000	—	$9.02	12/20/2017	—	—	—	—
	—	20,000	—	$0.82	06/12/2019	—	—	—	—
Matthew E. Devine	—	—	—	$—	—	—	—	—	—

(1)	Unless otherwise noted, stock options vest at a rate of twenty percent each year until the award is fully vested on the fifth anniversary of the grant date.
(2)	Stock options expire ten years from the date of grant.

2009 Option Exercises and Stock Vested

The following table sets forth information concerning option exercises and stock vested for each of the Named Executive Officers listed in the Summary Compensation Table during the fiscal year ended December 31, 2009:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Perry A. Sook	—	—	—	—
Thomas E. Carter	—	—	—	—
Timothy C. Busch	—	—	—	—
Brian Jones	—	—	—	—
Shirley E. Green	—	—	—	—
Matthew E. Devine	—	—	—	—

Potential Payments Upon Termination Or Change In Control

Each of our Named Executive Officers has entered into an employment agreement with the Company, see “Executive Compensation—Employment Agreements”. Included in each employment agreement are provisions regarding termination of employment, including a change in control of the Company. The circumstances that would result in the payment of severance compensation and other benefits under the employment agreements are identical for each of the Named Executive Officers.

As defined in the employment agreements, there are three different circumstances that would result in the payment of severance compensation, each as defined in the employment agreements, as follows: (1) change in control of the Company; (2) termination by the Company for reasons other than cause; and (3) resignation by the Named Executive Officer with good reason.

In the event of termination for any of the above reasons, as defined in the employment agreements, each Named Executive Officer is eligible to receive his base salary for a period of one year (except for Mr. Sook who would receive two years base salary plus target bonus) and is eligible to receive continued coverage under the Company’s healthcare insurance plan in accordance with the continuation requirements of COBRA for one year with premiums paid by Nexstar.

The following table sets forth potential payments to our Named Executive Officers under their employment agreements, for various circumstances involving the termination of employment of our Named Executive Officers or change in control of the Company, assuming a December 31, 2009 termination date.

Name	Executive Benefits and Payments Upon Termination	Death ($)	Disability ($)	Change In Control ($)	Involuntary for Cause Termination ($)	Involuntary Not for Cause Termination ($)	Voluntary Termination With Good Reason ($)	Voluntary Termination Without Good Reason ($)
Perry A. Sook	Severance payments Healthcare benefits	—	—	$2,850,000	—	$2,850,000	$2,850,000	—
	continuation	—	—	15,132	—	15,132	15,132	—

Thomas E. Carter	Severance payments Healthcare benefits	—	—	394,137	—	394,137	394,137	—
	continuation	—	—	15,132	—	15,132	15,132	—

Timothy C. Busch	Severance payments Healthcare benefits	—	—	355,833	—	355,833	355,833	—
	continuation	—	—	15,132	—	15,132	15,132	—

Brian Jones	Severance payments Healthcare benefits	—	—	355,833	—	355,833	355,833	—
	continuation	—	—	15,132	—	15,132	15,132	—

Shirley E. Green	Severance payments Healthcare benefits	—	—	206,250		206,250	206,250	—
	continuation	—	—	15,132	—	15,132	15,132	—

Executive Employment Agreements

The Company currently has an employment agreement in place with each of its Named Executive Officers. The following is summarized information related to the base salary, annual cash bonus and severance compensation and termination provisions contained in the employment agreement of each Named Executive Officer.

Perry A. Sook

Mr. Sook is employed as President and Chief Executive Officer under an employment agreement with us. The term of the agreement expires on December 31, 2011 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Sook’s base salary was $750,000 in 2008, and $900,000 in 2009, and is $950,000 in 2010 and $1,000,000 in 2011. In addition to his base salary, Mr. Sook was eligible to earn a targeted annual bonus of $375,000 for 2008 and $450,000 for 2009, and is eligible to earn a targeted annual bonus of $475,000 for 2010 and $500,000 for 2011, upon achievement of goals established by our Board of Directors. In the event of termination for reasons other than cause, or if Mr. Sook resigns for good reason, as defined in the agreement, Mr. Sook is eligible to receive his base salary and target bonus for a period of two years and is eligible to receive continued coverage under the Company’s healthcare insurance plan in accordance with the continuation requirements of Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for one year with premiums paid by Nexstar.

Mr. Sook’s employment agreement was renewed on November 13, 2008. Under the new agreement, Mr. Sook received an increase in base salary for 2009 and beyond primarily because of his increased responsibility for overseeing the maintenance and renewal of retransmission consent agreements and the ongoing development of on-line media sales and other sources of revenue. Mr. Sook received a $350,000 signing bonus for renewing his contract, which is earned over the three year period beginning January 1, 2009. The bonus was given both as a reward for Mr. Sook’s early success in renegotiating various retransmission consent agreements in 2008 and as an incentive for his continued employment with Nexstar. The signing bonus is repayable to the Company on a pro-rata basis if Mr. Sook voluntarily resigns or retires prior to December 31, 2011.

Thomas E. Carter

Effective August 3, 2009, Mr. Carter became Chief Financial Officer and Executive Vice President under an employment agreement with us. The term of the agreement expires on August 2, 2014 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Carter’s base salary is $390,000 from August 3, 2009 through August 2, 2010, $400,000 from August 3, 2010 through August 2, 2011, $410,000 from August 3, 2011 through August 2, 2012, $420,000 from August 3, 2012 through August 2, 2013 and $430,000 after August 3, 2013. In addition to his base salary, Mr. Carter is eligible to earn a targeted annual bonus of $195,000 for 2009, $200,000 for 2010, $205,000 for 2011, $210,000 for 2012, and $215,000 for 2013, at the discretion of our Chief Executive Officer and the Compensation Committee of the Board of Directors of the Company, based on Mr. Carter’s achievement of goals established by our Chief Executive Officer and the Compensation Committee. In the event of termination for reasons other than cause, or if Mr. Carter resigns for good reason, as defined in the agreement, Mr. Carter is eligible to receive his base salary and paid COBRA premiums for a period of one year.

Timothy C. Busch

Mr. Busch is employed as Executive Vice President and Co-Chief Operating Officer under an employment agreement with us. The initial term of his agreement expires on May 31, 2013 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Busch’s base salary is $340,000 from June 1, 2008 through May 31, 2009, $350,000 from June 1, 2009 through May 31, 2010, $360,000 from June 1, 2010 through May 31, 2011, $370,000 from June 1, 2011 through May 31, 2012 and $380,000 thereafter. In addition to his base salary, Mr. Busch was eligible to earn a targeted annual bonus of $170,000 for 2008 and is eligible to earn a targeted annual bonus of $175,000 for 2009, $180,000 for 2010, $185,000 for 2011 and $190,000 for 2012 at the discretion of our Chief Executive Officer, based on Mr. Busch’s attainment of goals set by our Chief Executive Officer. In the event of termination upon change of control or for reasons other than cause, or if Mr. Busch resigns for good reason, as defined in the agreement, Mr. Busch is eligible to receive his base salary for a period of one year and is eligible to receive continued coverage under the Company’s healthcare insurance plan in accordance with the continuation requirements of COBRA for one year with premiums paid by Nexstar.

Brian Jones

Mr. Jones is employed as Executive Vice President and Co-Chief Operating Officer under an employment agreement with us. The initial term of his agreement expires on May 31, 2013 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Jones’ base salary is $340,000 from June 1, 2008 through May 31, 2009, $350,000 from June 1, 2009 through May 31, 2010, $360,000 from June 1, 2010 through May 31, 2011, $370,000 from June 1, 2011 through May 31, 2012 and $380,000 thereafter. In addition to his base salary, Mr. Jones was eligible to earn a targeted annual bonus of $170,000 for 2008 and is eligible to earn a targeted annual bonus of $175,000 for 2009, $180,000 for 2010, $185,000 for 2011 and $190,000 for 2012 at the discretion of our Chief Executive Officer, based on Mr. Jones’ attainment of goals set by our Chief Executive Officer. In the event of termination upon a change of control or for reasons other than cause, or if Mr. Jones resigns for good reason, as defined in the agreement, Mr. Jones is eligible to receive his base salary for a period of one year and is eligible to receive continued coverage under the Company’s healthcare insurance plan in accordance with the continuation requirements of COBRA for one year with premiums paid by Nexstar.

Shirley E. Green

Ms. Green is employed as Vice President, Controller under an employment agreement with us. The initial term of her agreement expires on October 1, 2011 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Ms. Green’s base salary is $200,000 from October 1, 2008 through September, 30 2009, $205,000 from October 1, 2009 through September 30, 2010, and $210,000 thereafter. In addition to her base salary, Ms. Green was eligible to earn a targeted annual bonus of $40,000 for 2008 and is eligible to earn a targeted annual bonus of $41,000 for 2009 and $42,000 for 2010 at the discretion of our Chief Executive Officer, based on Ms. Green’s attainment of goals set by our Chief Executive Officer. In the event of termination upon a change of control or for reasons other than cause, or if Ms. Green resigns for good reason, as defined in the agreement, Ms. Green is eligible to receive her base salary for a period of one year and is eligible to receive continued coverage under the Company’s healthcare insurance plan in accordance with the continuation requirements of COBRA for one year with premiums paid by Nexstar.

Ms. Green served as our Interim Chief Financial Officer beginning with the resignation of Matthew E. Devine on May 11, 2009, until Thomas E. Carter joined the Company in August 2009. For her service in this capacity, Ms. Green was paid a one-time $20,000 bonus in 2009.

Compensation of Directors

Overview of Compensation and Procedures

Nexstar employees do not receive compensation for services as directors, and ABRY nominees have historically agreed that they would not receive compensation for their Nexstar Board services including for 2009. Accordingly, Messrs. Sook, Brooks, Grossman, Stone, Yosef-Or and Yudkoff serve on the Board of Directors without additional compensation. Messrs. Donovan, Armstrong and Pompadur each received an annual retainer of $15,000 and Ms. McNabb received an annual retainer of $22,500 for 2009. In addition, Messrs. Donovan, Armstrong and Pompadur and Ms. McNabb each received $1,500 for each in-person meeting that they attended and $750 for each telephonic meeting that they attended of the Board of Directors or committee thereof of which they are a member. In addition, members of the Board of Directors are reimbursed for expenses they incur in attending meetings.

Directors hold office until the next meeting of the stockholders of Nexstar for the election of directors and until their successors are elected and qualified. There are no family relationships among directors or executive officers of Nexstar.

2009 Director Compensation Table

The following table sets forth information concerning compensation to each of our directors (excluding the Named Executive Officer who is also a director disclosed in the Summary Compensation Table) during the fiscal year ended December 31, 2009:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Geoff Armstrong	$23,250	—	$2,925	—	—	$2,760	$28,935
Michael Donovan	17,250	—	2,925	—	—	—	20,175
I. Martin Pompadur	24,750	—	2,925	—	—	874	28,549
Lisbeth McNabb	33,000	—	2,925	—	—	1,323	37,248

(1)	Represents the grant date fair value of the 2009 awards computed in accordance with FASB Topic 718. The aggregate option awards outstanding for each person in the table set forth above as of December 31, 2009 are as follows:

Name	Vested	Unvested
Geoff Armstrong	38,000	17,000
Michael Donovan	38,000	17,000
I. Martin Pompadur	38,000	17,000
Lisbeth McNabb	10,000	15,000

Stock options vest at a rate of twenty percent each year until the award is fully vested on the fifth anniversary of the grant date and expire ten years from the date of grant.

(2)	Represents reimbursed travel expenses incurred to attend board of directors meetings.

Mission’s Compensation Discussion and Analysis

Mission has entered into a management services agreement with its President which provides for compensation in exchange for performing certain services in connection with the ownership and operations of Mission’s television stations. Under the agreement, Mission’s President David S. Smith is compensated up to $0.4 million per year.

Mission’s Chief Operating Officer is compensated based on his scope of responsibilities, taking into account competitive market compensation paid by other similarly situated companies for this position. The Chief Operating Officer’s salary is reviewed annually, and adjusted to ensure its alignment with market levels and taking into account individual accomplishments and overall performance in the past year.

At this time, no other form of compensation is provided to the Company’s executive officers.

The following table sets forth the compensation earned or awarded for services rendered to Mission by its executive officers for the fiscal year ended December 31, 2009.

Summary Compensation Table

	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
	(in thousands)
David S. Smith	2009	$405,000	$—	$—	$—	$—	$—	$—	$405,000
President, Treasurer and Director	2008	305,000	—	—	—	—	—	—	305,000
	2007	250,000	130,000	—	—	—	—	—	380,000

Nancie J. Smith	2009	—	—	—	—	—	—	—	—
Vice President and Secretary	2008	3,120	—	—	—	—	—	—	3,120
	2007	6,240	—	—	—	—	—	—	6,240

Dennis Thatcher	2009	142,120	—	—	—	—	—	—	142,120
Executive Vice President and Chief Operating Officer	2008	139,600	—	—	—	—	—	—	139,600
	2007	111,538	25,000	—	—	—	—	—	136,538

Employment Agreements

Mission is a party to a management services agreement with David S. Smith and Nancie J. Smith. Under this agreement, David S. Smith is paid up to $0.4 million per year for certain management services and Nancie J. Smith is paid by the hour for certain management services. Effective July 1, 2008, Nancie J. Smith is no longer an employee of the Company.

PRINCIPAL EQUITYHOLDERS

The equity interests of Nexstar Broadcasting are indirectly 100% owned by our ultimate parent company, Nexstar Broadcasting Group, Inc.

David Smith owns 100% of the equity interest in Mission, which comprises 1,000 shares of common stock.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of Nexstar’s Common Stock as of December 13, 2010 by (i) those persons known to Nexstar to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of Nexstar, (ii) each director of Nexstar, (iii) the Named Executive Officers listed in the Summary Compensation Table and (iv) all directors and executive officers of Nexstar as a group. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting power or investment power and also any shares that the entity or individual had the right to acquire as of February 11, 2011 (60 days after December 13, 2010) through the exercise of any stock option or other right. This information has been furnished by the persons named in the table below or in filings made with the Securities and Exchange Commission. Where the number of shares set forth below includes shares beneficially owned by spouses and minor children, the named persons disclaim any beneficial interest in the shares so included. Unless otherwise indicated, a person’s address is c/o Nexstar Broadcasting Group, Inc., 5215 North O’Connor Blvd., Suite 1400, Irving, TX 75039.

Beneficial Ownership Table

	Class A Common Stock			Class B Common Stock		Class C Common Stock		Percent of Total
								Economic Interest	Voting Power
Name of Beneficial Owner	Direct Ownership	Vested Options	Percent	Number	Percent	Number	Percent
Beneficial Owners of More Than 5%:
ABRY (1)	3,490,883	—	23.2%	13,024,501	97.1%	—	—	58.1%	89.7%
FMR Corp. (2)	1,950,200	—	13.0%	—	—	—	—	6.9%	1.3%
Amalgamated Gadget, L.P. (3)	1,174,524	—	7.8%	—	—	—	—	4.1%	*
Renaissance Technologies LLC (4)	875,900	—	5.8%	—	—	—	—	3.1%	*
Bank of America Corp. (5)	957,076	—	6.4%	—	—	—	—	3.4%	*

Current Directors and Nominees:
Royce Yudkoff (6)(7)	3,490,883	—	23.2%	13,024,501	97.1%	—	—	58.1%	89.7%
Perry A. Sook (8)	368,119	1,370,000	11.6%	387,087	2.9%	—	—	7.5%	3.8%
Tomer Yosef-Or (7)	—	—	*	—	—	—	—	*	*
Erik Brooks (7)	30,500	—	*	—	—	—	—	*	*
Jay M. Grossman (7)	100,000	—	*	—	—	—	—	*	*
Brent Stone (7)	—	—	*	—	—	—	—	*	*
Geoff Armstrong	—	45,000	*	—	—	—	—	*	*
Michael Donovan	6,700	45,000	*	—	—	—	—	*	*
I. Martin Pompadur	3,730	45,000	*	—	—	—	—	*	*
Lisbeth McNabb	—	15,000	*	—	—	—	—	*	*

Current Named Executive Officers:
Thomas E. Carter	697	40,000	*	—	—	—	—	*	*
Brian Jones	10,500	150,000	1.1%	—	—	—	—	*	*
Timothy C. Busch	25,214	144,000	1.1%	—	—	—	—	*	*
Shirley E. Green	18,497	73,000	*	—	—	—	—	*	*
All current directors and executive officers as a group (20 persons)	4,102,825	2,062,000	41.0%	13,411,588	100.0%	—	—	68.8%	94.1%

*	Represents less than 1%.
(1)

Represents 7,147,964 shares of Class B Common Stock owned by ABRY Broadcast Partners II, L.P.; and 3,490,883 shares of Class A Common Stock and 5,876,537 shares of Class B Common Stock owned by ABRY Broadcast Partners III, L.P., which are affiliates of ABRY Broadcast Partners, LLC. The address of ABRY is 111 Huntington Avenue, 30 th Floor, Boston, MA 02199.

(2)	The number of shares is derived from the Schedule 13G filed with the SEC on February 17, 2009. The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109.
(3)	The number of shares is derived from the Schedule 13G/A filed with the SEC on February 11, 2010. The address of Amalgamated Gadget, L.P. is 301 Commerce Street, Suite 2975, Fort Worth, TX 76102.
(4)	The number of shares is derived from the Schedule 13G/A filed with the SEC on February 12, 2010. The address of Renaissance Technologies LLC is 800 Third Avenue, New York, NY 10022.
(5)	The number of shares is derived from the Schedule 13G filed with the SEC on February 3, 2010. The address of Bank of America Corporation is 100 North Tryon Street, Charlotte, NC 28255.
(6)	Mr. Yudkoff is the sole trustee of ABRY Holdings III, Co., which is the sole member of ABRY Holdings III LLC, which is the sole general partner of ABRY Equity Investors, L.P., the sole general partner of ABRY Broadcast Partners III, L.P. Mr. Yudkoff is also the trustee of ABRY Holdings Co., which is the sole member of ABRY Holdings LLC, which is the sole general partner of ABRY Capital, L.P., which is the sole general partner of ABRY Broadcast Partners II, L.P.
(7)	The address of Mr. Yudkoff, Mr. Yosef-Or, Mr. Brooks, Mr. Grossman and Mr. Stone is the address of ABRY.
(8)	Represents shares owned by PS Sook Ltd., of which Mr. Sook and his spouse are the beneficial owners.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Party Transactions Policy and Procedures

Our board of directors has not adopted a written policy or procedure for the review, approval and ratification of related party transactions, as the Audit Committee Charter already requires the Audit Committee to review all relationships and transactions in which the Company and our employees, directors and officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Based on all the relevant facts and circumstances, our Audit Committee will decide whether the related-party transaction is appropriate and will approve only those transactions that are in the best interests of the Company.

All employees sign a conflict of interest statement annually, and we require our directors and executive officers to complete annually a directors’ and officers’ questionnaire which requires disclosure of any related-party transactions. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in our periodic filings as appropriate.

Retransmission Agreement

Nexstar is party to a retransmission consent agreement, dated as of December 31, 2008 (the “Retransmission Consent Agreement”), with an affiliate of Atlantic Broadband Finance, LLC (“Atlantic Broadband”), a national cable systems operator. FCC rules require Nexstar to enter into either a retransmission consent or “must carry” agreement with every cable company that operates in any of its markets. Atlantic Broadband operates in the Hagerstown, MD; Erie, PA; Altoona, PA and Wilkes-Barre, PA markets. Accordingly, pursuant to FCC rules, Nexstar entered into the Retransmission Consent Agreements. Revenue from the Retransmission Consent Agreement with Atlantic Broadband for fiscal 2009 and 2008 was approximately $750,000 and $20,000, respectively. For fiscal 2010, the Company estimates that the Retransmission Consent Agreement will result in revenue of approximately $800,000.

Affiliates of ABRY Broadcast Partners, LLC, our largest stockholder, hold a controlling equity stake in Atlantic Broadband. Five of our directors, Messrs. Brooks, Grossman, Stone, Yosef-Or and Yudkoff, hold positions at ABRY. Mr. Yosef-Or is a Vice President of ABRY, Mr. Stone is a Principal of ABRY; Mr. Brooks serves as Partner; and Messrs. Grossman and Yudkoff each serve as Managing Partner of ABRY. Mr. Yudkoff also serves as President of ABRY.

Mission Agreements

We and Mission are party to various local service agreements with Mission-owned stations. Under these agreements, Mission is responsible for certain operating expenses of its stations and therefore may have unlimited exposure to any potential operating losses. Mission will continue to operate its stations under the SSAs and JSAs or TBAs until the termination of such agreements. The SSAs and JSAs generally have a term of ten years. Nexstar indemnifies Mission for Nexstar’s activities pursuant to the local service agreements.

For disclosure of the amounts of revenue associated with and the fees incurred by Mission pursuant to the local service agreements Mission’s stations have with us, we refer you to Note 21 of our financial statements included elsewhere in this prospectus.

Option Agreements

In consideration of our guarantee of Mission’s indebtedness, we have options to purchase the assets of all of Mission’s stations, subject to prior FCC approval. Mission’s owner, David S. Smith, is a party to these option agreements. Under the terms of these option agreements, we may exercise our option upon written notice to

Mission and David S. Smith. In each option agreement, the exercise price is the greater of (1) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness as defined in the option agreement, or (2) the amount of its indebtedness. Mission and/or David S. Smith may terminate each option agreement by written notice any time after the seventh anniversary date of the relevant option agreement.

Management Services Agreement

Mission, David S. Smith and Nancie J. Smith, the wife of David S. Smith, are parties to a management services agreement. Under this agreement, Mission pays David S. Smith up to $0.4 million per year for certain management services and pays Nancie J. Smith by the hour for certain management services. Effective July 1, 2008, Nancie J. Smith is no longer an employee of Mission.

DESCRIPTION OF NOTES

The following description is a summary of the material terms of the Indenture, the Intercreditor Agreement and the Security Documents. It does not, however, restate the Indenture, the Intercreditor Agreement and the Security Documents in their entirety. You should read the Indenture, the Intercreditor Agreement and the Security Documents because they contain additional information and because they and not this description define your rights as a holder of the Notes. After the Notes have been issued, copies of the Indenture, the Intercreditor Agreement and the Security Documents may be obtained by requesting them from an Issuer as described below under “Where You Can Find More Information.”

In this “Description of the Notes,” references to “Nexstar” refers only to Nexstar Broadcasting, Inc. and not to any of its Subsidiaries, as defined herein; “Mission” refers only to Mission Broadcasting, Inc. and not to any of its Subsidiaries; and “Issuers,” “we,” “our” and “us” refer only to Nexstar and Mission and not to any of their consolidated Subsidiaries. The definitions of certain other terms used in this description are set forth throughout the text or under “—Certain Definitions.”

The Issuers will issue as co-obligors, and Parent (as defined below) will guarantee, the notes offered hereby (the “Notes”) under an indenture (the “Indenture”) among the Issuers, Parent and The Bank of New York Mellon, as trustee (the “Trustee”). The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Notes will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and will be subject to certain transfer restrictions. See “Notice to Investors.”

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes:

The Notes will:

•	mature on April 15, 2017;

•	be senior obligations of each of the Issuers;

•

be secured by Second Priority Liens, subject to the First Priority Liens securing obligations under the Credit Agreements and the other First Lien Obligations and any Permitted Liens, on substantially all of the assets of each of the Issuers and the Guarantors;

•	be structurally subordinated to all existing and future Indebtedness and other liabilities of Subsidiaries of the Issuers that do not provide Note Guarantees;

•	rank equally in right of payment with any and all of the Issuers’ existing and future Indebtedness that is not subordinated in right of payment to the Notes;

•	rank senior in right of payment to any and all of the Issuers’ existing and future Indebtedness that is subordinated in right of payment to the Notes, including the 7% Senior Subordinated Notes;

•

be effectively senior to any unsecured Indebtedness or Indebtedness with a junior Lien to the Lien on the Collateral (as defined under “—Security”) securing the Notes to the extent of the value of the Collateral;

•

be effectively junior to any secured Indebtedness which is either secured by assets that are not Collateral or which is secured by a Lien senior or prior to the Second Priority Liens, including the First Priority Liens securing obligations under the Credit Agreements and any Permitted Liens, in each case, to the extent of the value of the assets securing such Indebtedness; and

•	be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Guarantors.

The Guarantees

The Notes will be guaranteed by the ultimate parent of Nexstar, Nexstar Broadcasting Group, Inc. (“Parent”), all of Nexstar’s future Domestic Subsidiaries and future Mission Entities. However, Parent will not be considered a “Guarantor” for any purpose under the Indenture and, therefore, will not be subject to the Indenture.

Each Note Guarantee of a Guarantor will:

•	be a senior obligation of the Guarantor;

•

be secured by Second Priority Liens, subject to the First Priority Liens securing obligations under the Credit Agreements and the other First Lien Obligations and any Permitted Liens, on substantially all of the assets of the Guarantor;

•	structurally subordinated to all existing and future Indebtedness and other liabilities of Subsidiaries of the Issuers that do not provide Note Guarantees;

•	rank equally in right of payment with any and all of such Guarantor’s existing and future Indebtedness that is not subordinated in right of payment to its Note Guarantee;

•

rank senior in right of payment to any and all of such Guarantor’s existing and future Indebtedness that is subordinated in right of payment to its Note Guarantee, including Guarantees of the 7% Senior Subordinated Notes; and

•

be effectively junior to any secured Indebtedness of such Guarantor which is either secured by assets that are not Collateral or which is secured by a Lien prior to the Second Priority Liens, including the First Priority Liens securing obligations under the Credit Agreements and any Permitted Lien, in each case, to the extent of the value of the assets securing such Indebtedness.

As of December 31, 2009, after giving effect to this offering, borrowings under the Credit Agreements and the application of the net proceeds therefrom on the basis described under “Use of Proceeds,” (1) Nexstar, Mission and the Guarantors (excluding Parent) would have had $633.1 million of total Indebtedness, including approximately $130.9 million of Indebtedness secured by First Priority Liens and $179.3 million of Indebtedness that is subordinated to the Notes and the Note Guarantees and (2) excluding its Note Guarantee and the Guarantee of Nexstar’s and Mission’s First Priority Lien Obligations, Parent would have had $0.0 million of unsecured, unsubordinated Indebtedness outstanding.

On the Issue Date, neither Nexstar nor Mission has any Subsidiaries. Under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” Nexstar and Mission will be permitted to designate certain of its subsidiaries as “Unrestricted Subsidiaries.” Such Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. The Unrestricted Subsidiaries will not guarantee the Notes.

Principal, Maturity and Interest

The Notes will mature on April 15, 2017. The Issuers will issue the Notes in the aggregate principal amount of $325.0 million in this offering. In addition to the Notes offered hereby, the Issuers may issue additional Notes under the Indenture from time to time after this offering (“Additional Notes”) without consent from holders of the Notes. Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “Liens” and the definition of “Pari Passu Secured Indebtedness.” The Notes and any Additional Notes that are issued will be identical in all respects, except the Additional Notes may have different issuance prices and different issuance dates, and will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, except that the Notes offered hereby will, and any Additional Notes may, initially be subject to transfer restrictions until we consummate an exchange offer for the Notes and any Additional Notes are resold under a shelf registration statement. Any Additional Notes will be secured, equally and ratably with the Notes, by Liens on the Collateral described below under the caption “—Security.” Unless the context otherwise requires, references to the “Notes” for all purposes under the Indenture and in this “Description of the Notes” include any Additional Notes that are issued.

The Issuers will issue Notes in denominations of $2,000 and integral multiples of $l,000 in excess thereof.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date, at a rate per annum of 8.875%, and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2010. Interest will be payable to Holders of record on each Note in respect of the principal amount thereof outstanding as of the immediately preceding April 1 or October 1, as the case may be.

Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Issuers will pay interest on overdue principal and premium, if any, from time to time on demand at a rate that is 1% per annum in excess of the then applicable interest rate of the Notes, and will pay interest on overdue installments of interest and Additional Interest from time to time on demand at the same rate to the extent lawful.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to an Issuer, the Issuers will pay all principal, interest and premium, if any, and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the Holders at their address set forth in the register of Holders; provided that all payments of principal, interest and premium, if any, and Additional Interest, if any, with respect to the Global Notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the account specified by DTC.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the Holders of the Notes, and the Issuers or any of their Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture and the procedures described in “Transfer Restrictions.” The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Note selected for redemption. In addition, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Note Guarantees

The Notes will be guaranteed by the Guarantors, jointly and severally, on a senior second-lien secured basis. On the Issue Date, Parent will be the only Guarantor.

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk Factors—Fraudulent Conveyance Matters—Federal and state statutes allow courts, under specific circumstances, to void guarantees, subordinate claims in respect of the Notes and require the Issuers’ noteholders to return payments received from guarantors.” We cannot assure you that this limitation will protect the Note Guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the Note Guarantees would suffice, if necessary, to pay the Notes in full when due. In a recent Florida bankruptcy case, this kind of provision was found to be unenforceable and, as a result, the subsidiary guarantees in that case were found to be fraudulent conveyances. We do not know if that case will be followed if there is litigation on this point under the Indenture. However, if it is followed, the risk that the Note Guarantees will be found to be fraudulent conveyances will be significantly increased.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than an Issuer or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (i) assumes all the obligations of that Guarantor under the Indenture and its Note Guarantee pursuant to a supplemental indenture satisfactory to the Trustee and (ii) causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to such entity; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture.

The Note Guarantee of a Guarantor will be automatically and unconditionally released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either immediately before or immediately after giving effect to such transaction) a Restricted Subsidiary of Nexstar if the sale or other disposition complies with the “Asset Sales” provisions of the Indenture;

(2) in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either immediately before or immediately after giving effect to such transaction) a Restricted Subsidiary of Nexstar, if the sale complies with the “Asset Sales” provisions of the Indenture;

(3) if Nexstar designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4) in connection with any transaction whereby a Guarantor is no longer a Restricted Subsidiary immediately after giving effect to such transaction if the transaction complies with the “Asset Sales” provisions of the Indenture;

(5) upon the discharge or release of all Guarantees of such Guarantor, and all pledges of property or assets of such Guarantor securing all other Indebtedness of Nexstar and the Restricted Subsidiaries, which resulted in the creation of such Note Guarantee pursuant to the covenant “—Certain Covenants—Limitations on Issuances of Guarantees of Indebtedness”;

(6) in connection with a release of a Guarantor from its obligations under its guaranty under the Credit Agreements in connection with an Enforcement Action (as defined in each of the Credit Agreements) or a Disposition (as defined in each of the Credit Agreements) of any Collateral under the Credit Agreements other than pursuant to an Enforcement Action; provided that such release will not occur without the consent of the Collateral Agent if the net proceeds of such Enforcement Action will not be applied to repay obligations under the Credit Agreements or if a Disposition is prohibited by the Indenture; or

(7) upon legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Security

General

The Notes, the Note Guarantees and the Issuers’ and the Guarantors’ Obligations under the Indenture will be secured by Second Priority Liens granted by the Issuers, the Guarantors (including Parent) and any future Guarantor on substantially all of the assets of the Issuers and the Guarantors (whether now owned or hereafter arising or acquired), subject to certain exceptions, Permitted Liens and encumbrances described in the Indenture and the Security Documents.

In the security and pledge agreements, the Issuers and the Guarantors, subject to certain exceptions, will grant security interests in (collectively, excluding the Excluded Property, the “Collateral”):

(1) all present and future shares of Capital Stock (or other ownership or profit interests in) held by an Issuer or a Guarantor;

(2) all present and future intercompany debt owed to an Issuer or any Guarantor;

(3) all of the present and future property and assets, real and personal, of the Issuers and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, bank accounts, general intangibles (other than FCC Licenses), financial assets, investment property, license rights, patents, trademarks, trade names, copyrights, other intellectual property, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments and cash, in each case other than Excluded Property (as defined below);

(4) all FCC Licenses except to the extent (but only to the extent) and for so long as that at such time security interests or liens on FCC licenses are unenforceable pursuant to applicable Federal law, including the Communications Act of 1934, as amended, and the rules, regulations and policies promulgated thereunder, as in effect at such time, but the Collateral will include at all times all proceeds incident or appurtenant to the FCC Licenses and all proceeds of the FCC Licenses, and the right to receive all monies, consideration and proceeds derived from or in connection with the sale, assignment, transfer, or other disposition of the FCC Licenses; and

(5) all proceeds and products of the property and assets described in clauses (1), (2), (3) and (4) above;

provided that the Collateral shall not include the Excluded Property.

The Indenture and the Security Documents will exclude certain property from the Collateral (the “Excluded Property”), including:

(1) any rights or interest in any lease, contract, license or license agreement covering personal property or Real Property of an Issuer or any Guarantor and/or such assets subject thereto, so long as under the terms of such lease, contract, license or license agreement, or applicable law with respect thereto, the grant of a security interest or lien therein to the Collateral Agent (i) is prohibited, (ii) would give any other party to such contract, agreement, instrument or indenture the right to terminate its obligations thereunder, or (iii) is permitted only with the consent of another party (including, without limitation, consent of any governmental authority) (or would render such lease, contract, license or license agreement cancelled, invalid or unenforceable) and such prohibition has not been or is not waived or the consent of the other party to such lease, contract, license or license agreement has not been or is not otherwise obtained; provided, that, this exclusion shall in no way be construed to apply if any such prohibition is unenforceable under the UCC or other applicable law or so as to limit, impair or otherwise affect the Collateral Agent’s unconditional continuing security interests in and liens upon any rights or interests of the Issuers or the Guarantors in or to monies due or to become due to an Issuer or a Guarantor under any such lease, contract, license or license agreement (including any receivables);

(2) any shares entitled to vote (within the meaning of Treasury Regulation Section 1.956-2) of any direct or indirect Subsidiary of the Issuers that is a “controlled foreign corporation” in excess of sixty-six percent (66%) of all of the issued and outstanding Capital Stock in such Subsidiary;

(3) any Capital Stock of any Subsidiary of the Issuers but only to the extent necessary for such Subsidiary not to be subject to any requirement pursuant to Rule 3-16 of Regulation S-X under the Exchange Act, due to the fact that such Subsidiary’s Capital Stock secures the Notes or Note Guarantees, to file separate financial statements with the Commission (or any other governmental agency);

(4) any (i) individual parcel of leased real property of an Issuer or any Guarantors with a rental value of less than $500,000 annually, or (ii) individual parcel of fee owned real property of an Issuer or any Guarantor where the greater of book value and tax assessed value is less than $500,000;

(5) deposit accounts that contain funds up to a maximum aggregate amount at any time for all such accounts of $500,000 or less;

(6) any investment property, letter of credit rights or electronic chattel paper with a value of less than $1.0 million acquired after the Issue Date;

(7) any motor vehicle or rolling stock other than a broadcast or remote production vehicle;

(8) any property of an Issuer pledged or deposited (otherwise in accordance with the terms of the Security Agreement) to secure the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, insurance, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, to the extent the terms of such documents (or the applicable statute) specifically prohibit a Lien for the benefit of the Collateral Agent (it being understood and agreed that such property will cease to be excluded, and will become subject to the Liens under the Security Agreement, immediately and automatically at such time as such prohibitions cease to exist);

(9) Capital Stock of joint ventures if the pledge of such stock would cause a breach or default or require a consent that has not been obtained, in each case under the terms of any agreement of such joint venture;

(10) any application for registration of a trademark filed in the United States Patent and Trademark Office on an intent-to-use basis to the extent that the grant of a security interest in any such trademark application would adversely affect the validity or enforceability or result in cancellation of such trademark application, provided, however, that such trademark applications shall be considered Collateral upon the filing of a Statement of Use or an Amendment to Allege Use has been filed and accepted in the United States Patent and Trademark Office; and

(11) any FCC License to the extent excluded pursuant to clause (4) of the preceding paragraph.

The Issuers will be required to perfect on the Issue Date the security interests in the Collateral to the extent they can be perfected by the filing of UCC-1 financing statements or the delivery of certificates representing Capital Stock or notes representing intercompany debt to the First Lien Agent who will hold such Collateral as gratuitous bailee and/or gratuitous agent on behalf of the Collateral Agent and the Holders of the Notes. To the extent any such security interest cannot be perfected by such filing or delivery, the Issuers will be required to use commercially reasonable efforts to have all security interests that are required by the Security Documents to be in place perfected as soon as practicable following the Issue Date, but in any event no later than 180 days after the Issue Date, except to the extent any such security interest cannot be perfected with commercially reasonable efforts or to the extent the Security Documents do not require perfection of the security interest. If an Issuer, or any Guarantor, were to become subject to a bankruptcy proceeding, any Liens recorded or perfected after the Issue Date would face a greater risk of being invalidated than if they had been recorded or perfected on the Issue Date.

Subject to the foregoing, if property of the type which would constitute Collateral is acquired by an Issuer or a Guarantor (including property of a Person that becomes a new Guarantor) that is not automatically subject to a perfected security interest under the Security Documents, then such Issuer or such Guarantor will provide a Second Priority Lien over such property (or, in the case of a new Guarantor, such of its property) in favor of the Collateral Agent and deliver certain certificates and opinions in respect thereof, all as and to the extent required by the Indenture or the Security Documents.

As set out in more detail below, upon an enforcement event or Insolvency or Liquidation Proceeding, proceeds from the Collateral will be applied first to satisfy First Lien Obligations and then ratably to satisfy obligations under the Notes and any Pari Passu Secured Indebtedness. In addition, the Indenture will permit the Issuers and the Guarantors to create additional Liens under specified circumstances. See the definition of “Permitted Liens.”

The Collateral will be pledged to (1) each respective collateral agent under each of the Credit Agreements (singly and collectively, together with any successor, the “First Lien Agent”), on a first priority basis, for the benefit of the First Lien Secured Parties or successors holders of the First Lien Obligations to secure the First Lien Obligations and (2) the Collateral Agent, on a second-priority basis, for the benefit of the Trustee and the Holders of the Notes and the holders of any Pari Passu Secured Indebtedness to secure the Second Lien Obligations. The Second Lien Obligations will constitute claims separate and apart from (and of a different class from) the First Lien Obligations. The Second Priority Liens will be junior and subordinate to the First Priority Liens in accordance with the terms of the Intercreditor Agreement.

Control over Collateral and Enforcement of Liens; Application of Proceeds

The Security Documents provide that, prior to the Discharge of First Lien Obligations, the First Lien Agent will have the sole power to exercise remedies against the Collateral (subject to the right of the Collateral Agent and the Holders of Second Lien Obligations to take limited protective measures with respect to the Second Priority Liens and to take certain actions that would be permitted to be taken by unsecured creditors) and to foreclose upon and dispose of the Collateral.

Proceeds realized by the First Lien Agent or the Collateral Agent from the Collateral (including proceeds of Collateral in an Insolvency or Liquidation Proceeding) will be applied:

(1) first, to amounts owing to the holders of the First Lien Obligations until the Discharge of First Lien Obligations;

(2) second, to amounts owing to the Collateral Agent in its capacity as such in accordance with the terms of the Security Documents and to amounts owing to the Trustee in its capacity as such in accordance with the terms of the Indenture;

(3) third, ratably to amounts owing to any representative for Pari Passu Secured Indebtedness in their capacity as such in accordance with the terms of such Pari Passu Secured Indebtedness;

(4) fourth, ratably to amounts owing to the holders of Second Lien Obligations in accordance with the terms of the Security Documents and the Indenture; and

(5) fifth, to the Issuers and/or other persons entitled thereto.

None of the Collateral has been appraised in connection with the offering of the Notes or otherwise. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of our industry, our ability to implement our business strategy, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the

Collateral may be illiquid and may have no readily ascertainable market value. Likewise, there can be no assurance that the Collateral will be saleable, or, if saleable, that there will not be substantial delays in its liquidation. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the Notes. In addition, the fact that the First Lien Lenders will receive proceeds from enforcement of the Collateral before Holders of the Notes, that other Persons may have Permitted Liens and that the Second Priority Lien held by the Collateral Agent will secure any Pari Passu Secured Indebtedness in addition to the Obligations under the Notes and the Indenture could have a material adverse effect on the amount that Holders of the Notes would receive upon a sale or other disposition of the Collateral. Accordingly, there can be no assurance that proceeds of any sale of the Collateral pursuant to the Indenture and the related Security Documents following an Event of Default would be sufficient to satisfy, or would not be substantially less than, amounts due under the Notes. In addition, in the event of a bankruptcy, the ability of the Holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below.

If the proceeds from a sale or other disposition of the Collateral were not sufficient to repay all amounts due on the Notes, the Holders of the Notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of the Issuers and the Guarantors.

To the extent that Liens (including Permitted Liens), rights or easements granted to third parties encumber assets located on property owned by the Issuers or the Guarantors, including the Collateral, such third parties may exercise rights and remedies with respect to the property subject to such Liens that could adversely affect the value of the Collateral and the ability of the Collateral Agent, the Trustee or the Holders of the Notes to realize or foreclose on Collateral.

Certain Bankruptcy Limitations

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default in accordance with the terms of the Intercreditor Agreement would be significantly impaired by bankruptcy law in the event that a bankruptcy case were to be commenced by or against an Issuer or any Guarantor prior to the Collateral Agent’s having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at any time during a bankruptcy case or whether or to what extent Holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of such creditor’s interest in the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders of the Notes would hold secured claims only to the extent of the value of the Collateral to which the Holders of the Notes are entitled, and unsecured claims with respect to such shortfall.

Release of Liens

The Security Documents and the Indenture provide that the Second Priority Liens securing the Note Guarantee of any Guarantor will be automatically released when such Guarantor’s Note Guarantee is released in accordance with the terms of the Indenture. In addition, the Second Priority Liens securing the Obligations under the Notes and the Indenture will be released (a) in whole, upon a legal defeasance or a covenant defeasance of the Notes as set forth below under “—Legal Defeasance and Covenant Defeasance,” (b) in whole, upon satisfaction and discharge of the Indenture, (c), in whole, upon payment in full of principal, interest and all other Obligations on the Notes issued under the Indenture, (d) in whole or in part, with the consent of the requisite Holders of the Notes in accordance with the provisions under “—Amendment, Supplement and Waiver,” including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes; and (e) in part, as to any asset constituting Collateral (A) that is sold or otherwise disposed of by an Issuer or any of the Guarantors in a transaction permitted by “—Repurchase at the Option of Holders—Asset Sales” and by the Security Documents (to the extent of the interest sold or disposed of) or otherwise permitted by the Indenture and the Security Documents, if all other Liens on that asset securing the First Lien Obligations and any Pari Passu Secured Indebtedness then secured by that asset (including all commitments thereunder) are released, (B) that is cash withdrawn in accordance with the terms of the Security Documents from deposit accounts for any purpose not prohibited under the Indenture or the Security Documents, (C) that is used to make a Restricted Payment or Permitted Investment permitted by the Indenture, (D) that becomes Excluded Property, or (E) that is otherwise released in accordance with, and as expressly provided for in accordance with, the Indenture and the Security Documents.

Each Issuer must deliver an Officers’ Certificate to the Collateral Agent within 30 calendar days following the end of each six-month period beginning on each interest payment date, to the effect that all such releases and withdrawals during the preceding six-month period (or since the Issue Date, in the case of the first such Officers’ Certificate) as described in clause (e) of the preceding paragraph, were not prohibited by the Indenture.

Following qualification of the Indenture under the Trust Indenture Act, the Issuers will comply with Section 313(b) and Section 314(d) of the Trust Indenture Act, relating to the release of property and to the substitution therefor of any property to be pledged as Collateral for the Notes. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an officer of each Issuer except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. In every instance that the Trustee or the Collateral Agent is asked to acknowledge a release, each Issuer will deliver an Opinion of Counsel and Officers’ Certificate stating that all conditions to the release in the Indenture, the Security Documents and the Intercreditor Agreement have been satisfied.

Intercreditor Agreement

On the Issue Date, the Issuers, the Guarantors, the Collateral Agent and the First Lien Agent will enter into the Intercreditor Agreement (together with each joinder, supplement, document or agreement pursuant to which Pari Passu Secured Indebtedness will be subject to the same terms and conditions, the “Intercreditor Agreement”), which will establish the second-priority status of the Second Priority Liens relative to the First Priority Liens. In addition to the provisions described above with respect to control of remedies, release of Collateral and amendments to the Security Documents, the Intercreditor Agreement also imposes certain other restrictions and agreements, including the restrictions and agreements described below.

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pursuant to the Intercreditor Agreement, the Collateral Agent, the Trustee, the Holders of the Notes and the holders of any Pari Passu Secured Indebtedness will agree that the First Lien Agent and the other First Lien Secured Parties have no fiduciary duties to them. The First Lien Agent will agree in the Intercreditor Agreement to hold as a gratuitous agent for control and possession purposes, until the Discharge of First Lien Obligations, certain possessory collateral also for the benefit of the Trustee, the Collateral Agent and the holders of the Second Lien Obligations.

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in addition, the Collateral Agent, the Trustee and the Holders of the Notes and the holders of any Pari Passu Secured Indebtedness waive any claim against the First Lien Agent and the First Lien Lenders in connection with any actions they may take under the Credit Agreements or with respect to the Collateral so long as such actions are in accordance with the terms of the Intercreditor Agreement. They will further waive any right to assert, or request the benefit of, any marshalling or similar rights that may otherwise be available to them.

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the Intercreditor Agreement will provide for the right of the Collateral Agent and the holders of Second Lien Obligations to exercise rights and remedies as unsecured creditors against an Issuer or any Guarantor, subject to certain terms, conditions, waivers and limitations as more fully set forth in the Intercreditor Agreement.

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pursuant to the Intercreditor Agreement and until the Discharge of First Lien Obligations, the Collateral Agent and the Trustee, for itself and on behalf of the Holders of the Notes and the holders of any Pari Passu Secured Indebtedness, irrevocably constitute and appoint the First Lien Agent and any officer or agent of the First Lien Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place of the Trustee, Collateral Agent, Holder of the Notes, holders of any Pari Passu Secured Indebtedness or in the First Lien Agent’s own name, from time to time in the First Lien Agent’s discretion, for the limited purpose of carrying out the terms the Intercreditor Agreement relating to the release of the Second Priority Liens as permitted thereby, including releases upon sales due to enforcement of remedies or otherwise provided for in the Intercreditor Agreement, to take any and all appropriate action and to execute any and all releases, documents and instruments which may be necessary or desirable to accomplish the purposes of such section of the Intercreditor Agreement, including any financing statements, mortgage releases, intellectual property releases, endorsements or other instruments or transfer or release of such liens.

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notwithstanding (i) the time, manner, order or method of grant, creation, attachment or perfection, (ii) any conflict with applicable law, or (iii) any defect, lapse, avoidance or ineffectiveness, of any First Priority Liens or Second Priority Liens, or modification or refinancing of any First Lien Obligation or Second Lien Obligation or any First Lien Document or Second Lien Document, the subordination of the First Priority Liens to a lien securing another obligation of an Issuer or Guarantor, the exchange of a security interest in any Collateral for security interest in other Collateral, the commencement of an Insolvency or Liquidation Proceeding, or any other circumstance whatsoever, the First Priority Liens will rank senior to any Second Priority Liens on the Collateral. The Collateral for the First Priority Liens, the Second Priority Liens and the Pari Passu Secured Indebtedness will at all times be the same, provided that certain of the Excluded Property identified in clauses (3), (4), (5), (6) and (7) of the definition of Excluded Property may secure the First Lien Obligations.

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the Trustee, the Collateral Agent, the Holders and the holders of any Pari Passu Secured Indebtedness will agree that (i) in certain circumstances, the holders under the First Priority Liens will be required by the terms thereof to be repaid with proceeds of dispositions of Collateral prior to repayment of the Indenture and any Pari Passu Secured Indebtedness (subject to certain reinvestment provisions) and (ii) they will not accept payments from such dispositions of Collateral until applied to repayment of the First Priority Liens as so required. The Trustee, the Collateral Agent, the Holders and the holders of any Pari Passu Secured Indebtedness will agree that if they receive payments at any time from the Collateral in contravention of the Intercreditor Agreement, they will promptly turn such payments over to First Lien Obligation holders (through the First Lien Agent).

In addition, if an Issuer or any Guarantor is subject to any Insolvency or Liquidation Proceeding, the Trustee, the Collateral Agent, the Holders and the holders of any Pari Passu Secured Indebtedness agree that:

(1) they will not contest, protest or object to and will be deemed to have consented to such Issuer’s or such Guarantor’s use of cash collateral if the First Lien Obligation holders consent to such usage;

(2) they shall not seek or require an Issuer or any Guarantor to provide any adequate protection, or accept any such adequate protection, for Second Lien Obligations except that if, in connection with the use of Collateral constituting cash collateral by the Issuers and the Guarantors or debtor-in-possession (“DIP”) financing provided to the Issuers and the Guarantors, the First Lien Obligation holders are granted adequate protection in the form of additional collateral, then the Trustee may seek or request adequate protection in the form of a replacement or additional Lien on such additional collateral and the First Lien Obligation holders will not object to or otherwise contest (and, as necessary will consent to) such adequate protection, so long as all such replacement or additional Liens are fully junior and subordinate both to the Liens securing the First Lien Obligations (and are subject to the terns of the Intercreditor Agreement) and to the Liens securing the DIP financing;

(3) if the First Lien Obligation holders consent to a DIP financing, the Trustee and the holders of the Second Lien Obligations will be deemed to have consented to, and will not object to, such DIP financing;

(4) prior to the Discharge of First Lien Obligations, without the prior written consent of the First Lien Agent, they will not seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral or oppose any request by the First Lien Agent from relief from such stay;

(5) they will not contest, protest or object to any sale or other disposition of the Collateral consented to by the First Lien Agent so consents in writing and shall be deemed to have consented to and released the Liens securing the Second Lien Obligations (provided that (x) pursuant to a court order, the Liens securing the Second Lien Obligations attach to the net proceeds from such disposition with the same priority and validity as the Liens held by the Second Lien Agent on such Collateral, and the Liens remain subject to the Intercreditor Agreement and (y) the net proceeds of such sale or other disposition of the Collateral in excess of those necessary to achieve Discharge of the First Lien Obligations are distributed in accordance with the Intercreditor Agreement and as provided under applicable law);

(6) the Trustee, the Collateral Agent or any holder of any Second Lien Obligations may support any plan of reorganization in any Insolvency or Liquidation Proceeding; provided that any filings, arguments or motions relating to such support are not adverse to the priority status, in accordance with the Intercreditor Agreement, of the Liens securing the First Lien Obligations and the First Lien Secured Parties’ rights to exercise remedies; and

(7) none of the Trustee, the Collateral Agent or any holder of Second Lien Obligations may provide DIP financing to any Issuer or Guarantor.

No Impairment of the Security Interests

Except as otherwise set forth herein, neither the Issuers nor any of the Guarantors will be permitted to take any action, or knowingly omit to take any action, which action or omission would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee, the Collateral Agent and the Holders of the Notes.

Further Assurances

Subject to the limitations described above under “—General” and other exceptions and qualifications set forth therein, the Security Documents and the Indenture will provide that the Issuers and the Guarantors will, at their expense, duly execute and deliver, or cause to be duly executed and delivered, such further agreements, documents and instruments, and do or cause to be done such further acts as may be necessary or proper to evidence, perfect, maintain and enforce the Second Priority Lien in the Collateral granted to the Collateral Agent and the priority thereof, and to otherwise effectuate the provisions or purposes of the Indenture and the Security Documents.

Optional Redemption

At any time on or prior to April 15, 2013, the Issuers may, at their option on any one or more occasions, redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuers, their Subsidiaries or Mission Entities); and

(2) the redemption must occur within 90 days of the date of the closing of such Equity Offering.

At any time prior to April 15, 2014, the Issuers may redeem all or part of the Notes at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest and Additional Interest, if any, to the date of redemption, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On or after April 15, 2014, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable redemption date, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

Year	Percentage
2014	104.438%
2015	102.219%
2016 and thereafter	100.000%

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $l,000 in excess thereof) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased, to the date of repurchase, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 60 days following any Change of Control, the Issuers will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed pursuant to the procedures required by the Indenture and described in such notice. Each Issuer will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuers.

The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $l,000 in excess thereof.

The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer or (ii) notice of redemption for all outstanding Notes has been given pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Issuers and their Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Issuers to repurchase their Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuers and their Subsidiaries taken as a whole to another Person or group may be uncertain. In addition, under a recent Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit our board to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control” that would trigger a holder’s right to require the Issuers to make an offer to purchase the Notes as described above.

The Credit Agreements limit, and future credit agreements or other agreements to which the Issuers become a party may prohibit or limit the Issuers from purchasing any Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when the Issuers are prohibited from purchasing the Notes, the Issuers could seek the consent of their lenders to permit the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such consent or repay such borrowings, the Issuers will remain prohibited from purchasing the Notes. In addition, the Issuers’ ability to purchase the Notes for cash may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any purchases required in connection with a Change of Control. In either case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture. The Credit Agreements provide that certain change of control events with respect to the Issuers would constitute a default thereunder (including a Change of Control under the Indenture). If the Issuers experience a change of control that triggers a default under the Credit Agreements, the Issuers could seek a waiver of such default or seek to refinance the Credit Agreements. In the event the Issuers do not obtain such a waiver or refinance the Credit Agreements, such default could result in amounts outstanding under the Credit Agreements being declared due and payable.

Asset Sales

The Issuers will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

(1) the Issuers (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of in such Asset Sale;

(2) the fair market value is determined by such Issuer’s Board of Directors and evidenced by a Board Resolution set forth in an Officers’ Certificate delivered to the Trustee;

(3) at least 75% of the total consideration received in the Asset Sale by such Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents,; and

(4) if such Asset Sale involves the disposition of Collateral, such Issuer or such Guarantor (or the Restricted Subsidiary, as the case may be) has complied with the provisions of the Indenture and the Security Documents. For purposes of this provision and the next paragraph, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Nexstar’s most recent consolidated balance sheet, of the Issuers or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases such Issuer or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by such Issuer or any such Restricted Subsidiary from such transferee that are converted by such Issuer or such Restricted Subsidiary within 180 days after receipt by such Issuer or Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) below.

The 75% limitation referred to in clause (3) above will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the preceding provision, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, such Issuer or such Restricted Subsidiary, as the case may be, may apply an amount equal to such Net Proceeds at its option:

(1) to repay First Lien Obligations;

(2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business, if, after giving effect to such acquisition, such assets are owned by the Issuers or a Restricted Subsidiary or the Person owning such Permitted Business is or becomes a Restricted Subsidiary of the Issuers; provided that if such Net Proceeds are received in respect of Collateral, such assets or Voting Stock are pledged as Collateral under the Security Documents in the manner required under the Security Documents;

(3) to make a capital expenditure in or that is used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing assets in accordance with the terms of the Indenture; provided that if such Net Proceeds are received in respect of Collateral, such assets are pledged as Collateral under the Security Documents in the manner required under the Security Documents; or

(4) to acquire other assets that are used or useful in a Permitted Business; provided that if such Net Proceeds are received in respect of Collateral, such assets are pledged as Collateral under the Security Documents in the manner required under the Security Documents.

Pending the final application of any Net Proceeds, the Issuers may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuers will make an Asset Sale Offer to all Holders of Notes and (a) in the case of Net Proceeds from Collateral, to the holders of any other Pari Passu Secured Indebtedness containing provisions similar to those set forth in the Indenture with respect to asset sales or (b) in the case of any other Net Proceeds, to all holders of other Pari Passu Indebtedness containing provisions similar to those set forth in the Indenture with respect to asset sales, in each case, equal to the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuers may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other Pari Passu Secured Indebtedness (in the case of Net Proceeds from Collateral) or Notes and other Pari Passu Indebtedness (in the case of any other Net Proceeds) tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the Issuers or their agent shall select the other Pari Passu Secured Indebtedness or other Pari Passu Indebtedness, as the case may be, to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Each Issuer will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, each Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

The Credit Agreements currently restrict the ability of the Issuers to purchase any Notes, and also provides that certain asset sale events with respect to the Issuers would constitute a default under the Credit Agreements. Any future credit agreements or other agreements to which the Issuers become a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

No Notes of $2,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

The Indenture contains, among others, the following covenants.

Restricted Payments

(A) The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any other payment or distribution on account of either Issuer’s, or any of the Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving an Issuer or any of the Restricted Subsidiaries) or to the direct or indirect holders of the Issuers’ or any of the Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Nexstar and other than dividends or distributions payable to the Issuers or the Restricted Subsidiaries);

(ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving an Issuer) any Equity Interests of an Issuer or any direct or indirect parent of an Issuer (other than any such Equity Interests owned by the Issuers or a Restricted Subsidiary);

(iii) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of an Issuer or any Guarantor that is contractually subordinated to the Notes or the Note Guarantees, except (a) a payment at the Stated Maturity thereof, (b) payments in anticipation of satisfying a sinking fund obligation or final maturity, in each case, within one year of the due date thereof and (c) with respect to Indebtedness incurred pursuant to clause (5) of the definition of “Permitted Debt”; or

(iv) make any Restricted Investment (all such payments and other actions set forth in these clauses (i) through (iv) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Nexstar would after giving pro forma effect to the Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuers and the Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (11), (12) and (13) of paragraph (B) of this covenant), is less than the sum, without duplication, of:

(a) (i) 100% of the aggregate Consolidated Cash Flow of Nexstar (or, in the event such Consolidated Cash Flow shall be a deficit, minus 100% of such deficit) accrued for the period beginning on April 1, 2010 and ending on the last day of Nexstar’s most recent fiscal quarter ending prior to the date of such proposed Restricted Payment for which internal financial statements are available, less (ii) 1.4 times Consolidated Interest Expense for the same period, plus

(b) 100% of the aggregate net proceeds (including the fair market value of property other than cash) received by Nexstar as a contribution to the equity capital of Nexstar or from the issue or sale of Equity Interests of Nexstar (other than Disqualified Stock) since the Issue Date, or of Disqualified Stock or debt securities of Nexstar issued since the Issue Date that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to Mission or a Restricted Subsidiary and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus

(c) to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the Issue Date, 100% of the fair market value of such Subsidiary as of the date of such redesignation, plus

(d) the aggregate amount returned in cash with respect to Investments (other than Permitted Investments) made after the Issue Date whether through interest payments, principal payments, dividends or other distributions, plus

(e) the net cash proceeds received by an Issuer or any of the Restricted Subsidiaries from the disposition, retirement or redemption of all or any portion of such Investments referred to in clause (d) above (other than to an Issuer or a Restricted Subsidiary), plus

(f) $25.0 million.

(B) The preceding provisions will not prohibit, so long as, in the case of clauses (6), (9), (10), (11), (12) and (13) below, no Default has occurred and is continuing or would be caused thereby:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the Indenture or the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice such payment would have complied with the provisions of the Indenture (it being understood that any Restricted Payment made in reliance on this clause (1) shall reduce the amount available for Restricted Payments pursuant to clause (A)(3) only once);

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to an Issuer or a Restricted Subsidiary) of, Equity Interests of Nexstar (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Nexstar; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of paragraph (A) of this covenant;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of an Issuer or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the declaration and payment of any dividend or the making of a distribution by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Nexstar or the declaration and payment of a dividend to any Affiliates of Nexstar to effect the repurchase, redemption, acquisition or retirement of Nexstar’s or Affiliate’s Equity Interest, that are held by any member or former member of Nexstar’s (or any of Mission’s Restricted Subsidiaries or any of their Affiliates’) management, or by any of their respective directors, employees or consultants or permitted transferees; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed the sum of (a) $1.0 million in any calendar year (with unused amounts in any calendar year being available to be so utilized in succeeding calendar years) and (b) the net cash proceeds to Nexstar from any issuance or reissuance of Equity Interests of Nexstar or its Affiliates (other than Disqualified Stock) to members of management (which are excluded from the calculation set forth in clause (3)(b) of paragraph (A) of this covenant) and the net cash proceeds to Nexstar of any “keyman” life insurance proceeds; provided that the cancellation of Indebtedness owing to Nexstar from members of management shall not be deemed Restricted Payments;

(6) the declaration and payment of dividends on Disqualified Stock the incurrence of which was permitted by the Indenture or any preferred stock of any Restricted Subsidiary issued on or after the Issue Date in accordance with the covenant described below under “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(7) repurchases of Equity Interests deemed to occur upon the exercise of stock options, including cash payments in lieu of the issuance of fractional shares in connection with the exercise of stock options or other securities convertible into or exchangeable for Equity Interests of Nexstar;

(8) payments to Affiliates of Nexstar and holders of Equity Interests in Nexstar in amounts equal to (i) the amounts required to pay any federal, state or local income taxes to the extent that (A) such income taxes are attributable to the income of Nexstar and the Restricted Subsidiaries (but limited in the case of taxes based upon taxable income, to the extent that cumulative taxable net income subsequent to the date of the Indenture is positive) or (B) such taxes are related to Indebtedness between or among any of Nexstar any direct or indirect parent entity of Nexstar and any of the Restricted Subsidiaries, (ii) customary salary, bonus, severance, indemnification obligations and other benefits payable to officers and employees of any direct or indirect parent entity of Nexstar and any payroll, social security or similar taxes thereof to the extent such salary, bonus, severance, indemnification obligations and other benefits are attributable to the ownership or operation of Nexstar and its Restricted Subsidiaries, (iv) general corporate operating and overhead costs and expenses of any direct or indirect parent entity of Nexstar to the extent such costs and expenses are attributable to the ownership or operation of Nexstar and its Restricted Subsidiaries, (v) fees and expenses related to (A) any equity or debt offering of such parent entity (whether or not successful), (B) any Investment otherwise permitted under the covenant described above under the caption “—Certain Covenants—Restricted Payments” (whether or not successful) and (C) any transaction of the type described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets,” (vi) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of Nexstar or any its direct or indirect parent entities, (vii) amounts to finance Investments otherwise permitted to be made directly by Nexstar or its Restricted Subsidiary pursuant to the Indenture; provided, that (A) such payment shall be made substantially concurrently with the closing of such Investment and (B) such direct or indirect parent entity shall, immediately following the closing thereof, cause (i) all property acquired (whether assets or Equity Interests) pursuant to such Investment to be contributed to the capital of Nexstar or (ii) the merger of the Person formed or acquired into Nexstar or one of its Restricted Subsidiaries (to the extent not prohibited by the covenant described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”) in order to consummate such Investment; provided that such contribution or acquisition does not increase the amounts available for Restricted Payments pursuant to the first paragraph of this covenant; (C) such direct or indirect parent entity and its Affiliates (other than Nexstar or any of its Restricted Subsidiaries) receives no consideration or other payment in connection with such transaction; and (D) the Issuers and Restricted Subsidiaries are deemed to have made an Investment pursuant to the relevant provision of the Indenture that would have applied had the Investment been made directly by an Issuer or a Restricted Subsidiary, and (viii) reasonable and customary fees payable to any directors of any direct or indirect parent entity of Nexstar and reimbursement of reasonable out-of-pocket costs of the directors of any direct or indirect parent entity of Nexstar in the ordinary course of business, to the extent attributable to the ownership or operation of Nexstar and its Restricted Subsidiaries (collectively, the “Permitted Payments”);

(9) the retirement of any shares of Disqualified Stock of an Issuer by conversion into, or by exchange for, shares of Disqualified Stock of such Issuer, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of such Issuer) of other shares of Disqualified Stock of such Issuer;

(10) (a) the declaration and payment of dividends to fund the redemption, repurchase, retirement, defeasance or other acquisition of any Holdco Notes and (b) the redemption, repurchase, retirement, defeasance or other acquisition of any 7% Senior Subordinated Notes (in each case, other than through the incurrence of unsecured Indebtedness of Nexstar or Indebtedness of Nexstar that is secured by a Lien which is junior to the Second Priority Liens securing the Notes and the Note Guarantees);

(11) (a) the repurchase of any Senior Subordinated PIK Notes made in connection with the tender offer commenced prior to the Issue Date for any and all Senior Subordinated PIK Notes and (b) the redemption, repurchase, retirement, defeasance or other acquisition of any remaining Senior Subordinated PIK Notes not purchased pursuant to the tender offer;

(12) (a) the declaration and payment of dividends to fund the redemption, repurchase, retirement, defeasance or other acquisition of any Holdco Notes and (b) the redemption, repurchase, retirement, defeasance or other acquisition of any 7% Senior Subordinated Notes, in each case, through the incurrence of unsecured Indebtedness of Nexstar or Indebtedness of Nexstar that is secured by a Lien which is junior to the Second Priority Liens securing the Notes and the Note Guarantees; and

(13) other Restricted Payments not to exceed $10.0 million in the aggregate.

In addition, the Indenture will provide that notwithstanding anything to the foregoing, neither Mission nor any Mission Entity will make a Restricted Payment (other than Restricted Investments) to any person other than an Issuer or a Guarantor.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by an Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Issuers will not, and will not permit any Restricted Subsidiary to, directly, or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and that the Issuers will not issue any Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of preferred stock; provided, however, that the Issuers or any Guarantor may incur Indebtedness (including Acquired Debt) (1) or issue shares of Disqualified Stock or preferred stock if Nexstar’s Leverage Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or such preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of the proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of Nexstar for which internal financial statements are available, would have been no greater than 7.0 to 1 and (2) if, in the case of any incurrence of secured Indebtedness, the Secured Leverage Ratio at the time of incurrence of such secured Indebtedness, after giving pro forma effect to such incurrence as of such date and to the use of the proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of Nexstar for which internal financial statements are available, would have been no greater than 5.5 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Issuers or the Restricted Subsidiaries of Indebtedness under Credit Facilities (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuers and the Restricted Subsidiaries thereunder) and related Guarantees under Credit Facilities; provided that the aggregate principal amount of all Indebtedness of the Issuers and the Restricted Subsidiaries then classified as having been incurred pursuant to this clause (1) after giving effect to such incurrence, does not exceed an amount equal to $200.0 million less the aggregate amount applied by the Issuers and the Restricted Subsidiaries to permanently reduce the availability of Indebtedness under Credit Facilities pursuant to the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2) the incurrence by the Issuers and the Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by the Issuers and the Guarantors of Indebtedness represented by the Notes (other than Additional Notes) and the exchange notes in respect thereof and the related Note Guarantees in accordance with the terms of the Indenture;

(4) the incurrence by an Issuer or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net cash proceeds of which are used to refund, refinance or replace Indebtedness that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (13) or (14) of this paragraph;

(5) the incurrence by an Issuer or any Restricted Subsidiary of intercompany Indebtedness between or among the Issuers and any Restricted Subsidiary; provided, however, that (a) (i) any subsequent event or issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than an Issuer or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not an Issuer or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by such Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5) and (b) if such Indebtedness is owed by an Issuer or a Guarantor to a Restricted Subsidiary that is not a Guarantor, such Indebtedness shall be subordinated to the prior payment in full of the Notes;

(6) the incurrence by an Issuer or any Restricted Subsidiary of Hedging Obligations that are incurred for the purpose of fixing or hedging currency, commodity or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding and not for speculative purposes;

(7) the Guarantee by an Issuer of Indebtedness of any Restricted Subsidiary so long as the incurrence of such Indebtedness by such Restricted Subsidiary is permitted to be incurred by another provision of this covenant;

(8) the Guarantee by any Restricted Subsidiary of Indebtedness of an Issuer or any Guarantor;

(9) Indebtedness consisting of customary indemnification, adjustments of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition of any business or assets;

(10) Indebtedness incurred by an Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation to letters of credit in respect to workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(11) Indebtedness of an Issuer or a Restricted Subsidiary represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of an Issuer or such Restricted Subsidiary, whether through the direct purchase of assets or at least a majority of the Voting Stock of any person owning such assets, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (11), not to exceed $10.0 million at any time outstanding;

(12) Obligations in respect of performance and surety bonds and completion guarantees provided by an Issuer or any Restricted Subsidiary in the ordinary course of business;

(13) Acquisition Debt of an Issuer or a Restricted Subsidiary if (w) such Acquisition Debt is incurred within 270 days after the date on which the related definitive acquisition agreement or LMA, as the case may be, was entered into by such Issuer or such Restricted Subsidiary, (x) the aggregate principal amount of such Acquisition Debt is no greater than the aggregate principal amount of Acquisition Debt set forth in a notice from such Issuer to the Trustee (an “Incurrence Notice”) within ten days after the date on which the related definitive acquisition agreement or LMA, as the case may be, was entered into by such Issuer or such Restricted Subsidiary, which notice shall be executed on such Issuer’s behalf by the chief financial officer of such Issuer in such capacity and shall describe in reasonable detail the acquisition or LMA, as the case may be, which such Acquisition Debt will be incurred to finance, (y) after giving pro forma effect to the acquisition or LMA, as the case may be, described in such Incurrence Notice, such Issuer or such Restricted Subsidiary could have incurred such Acquisition Debt under the Indenture as of the date upon which such Issuer delivers such Incurrence Notice to the Trustee and (z) such Acquisition Debt is utilized solely to finance the acquisition or LMA, as the case may be, described in such Incurrence Notice (including to repay or refinance Indebtedness or other obligations incurred in connection with such acquisition or LMA, as the case may be, and to pay related fees and expenses);

(14) Indebtedness of the Issuers or any Guarantor incurred pursuant to any refinancing, replacement, redemption, substitution or repurchase of outstanding Holdco Notes or 7% Senior Subordinated Notes, including, in the case of the Holdco Notes, Indebtedness incurred to pay a dividend or make a distribution or loan to Parent to fund such refinancing, replacement, redemption, substitution or repurchase, in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) not in excess of the aggregate principal amount of the Holdco Notes or the 7% Senior Subordinated Notes so refinanced, replaced, redeemed or repurchased, plus the lesser of (a) the stated amount of any premium, interest or other payment required to be paid in connection with such refinancing, replacement, redemption, substitution or repurchase pursuant to the terms of the Holdco Notes or the 7% Senior Subordinated Notes, as applicable, or (b) the amount of premium, interest or other payment actually paid at such time to refinance, replace, redeem or repurchase the Holdco Notes or the 7% Senior Subordinated Notes plus, in either case, the amount of expenses of the Issuer incurred in connection with such refinancing, replacement, redemption or repurchase, provided that such Indebtedness (w) does not mature and is not subject to mandatory redemption at the option of the holder thereof (other than pursuant to change of control provisions or asset sale offers) prior to the 91st day after the Stated Maturity of the Notes, (x) does not have restrictive covenants or other terms that are more stringent in any material respect than the covenants set forth in the Indenture after giving effect to any amendment to the Indenture and the Notes made in compliance with the Indenture, (y) is not directly or indirectly guaranteed by any entity that does not also guarantee the Notes, and (z) provides that the Notes issued under the Indenture have priority with respect to Net Cash Proceeds from Asset Sales;

(15) the incurrence by an Issuer or any Restricted Subsidiary of additional Indebtedness, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, not to exceed $20.0 million;

(16) the incurrence by an Issuer or any of its Restricted Subsidiaries of Indebtedness arising from customary cash management services or the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(17) unsecured Indebtedness of an Issuer owing to any then existing or former director, officer or employee of such Issuer or any of its direct or indirect parent entities or Restricted Subsidiaries or their respective assigns, estates, heirs or their current or former spouses for the repurchase, redemption or other acquisition or retirement for value of any Equity Interest held by them that would have otherwise been permitted pursuant to clause (5) of the second paragraph of the covenant described above under the caption “—Restricted Payments;” and

(18) Indebtedness of an Issuer or any Restricted Subsidiary to the extent the proceeds of such Indebtedness are deposited and used to defease the Notes or satisfy and discharge the Indenture as provided for below under the caption “—Legal Defeasance or Covenant Defeasance” or “—Satisfaction and Discharge.”

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuers will be permitted, in their sole discretion, to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant. In addition, the Issuers may, at any time, change the classification of an item of Indebtedness, or any portion thereof, to any other clause or to the first paragraph of this covenant; provided that the Issuers or a Restricted Subsidiary would be permitted to incur the item of Indebtedness, or portion of the item of Indebtedness, under the other clause or the first paragraph of this covenant, as the case may be, at the time of reclassification. Notwithstanding the foregoing, Indebtedness under the Credit Agreements outstanding on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) above. Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this section any other obligation of the obligor on such Indebtedness (or of any other Person who could have incurred such Indebtedness under this section) arising under any Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation secures the principal amount of such Indebtedness.

The Issuers will not incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Issuers unless it is subordinate in right of payment to the Notes at least to the same extent. The Issuers will not permit any Guarantor to incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor’s Note Guarantee at least to the same extent. For purposes of the Indenture, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of an Issuer or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Issuers will not, and will not permit any Restricted Subsidiary to, directly or indirectly create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuers will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary or Mission to:

(1) pay dividends or make any other distributions on its Capital Stock to an Issuer or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to an Issuer or any Restricted Subsidiary;

(2) make loans or advances to an Issuer or any Restricted Subsidiary; or

(3) transfer any of its properties or assets to an Issuer or any Restricted Subsidiary.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more materially restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2) the Indenture, the Notes, the Note Guarantees and the Security Documents;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by an Issuer or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary provisions in leases, subleases, licenses, sublicenses and service contracts in the ordinary course of business of the Issuers and the Restricted Subsidiaries between an Issuer or any Restricted Subsidiary and its customers and other contracts restricting the assignment thereof;

(6) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) contracts for the sale of assets, including without limitation any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more materially restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) agreements governing Indebtedness of Mission permitted to be incurred under the Indenture; and

(13) any agreement or instrument (A) relating to any Indebtedness or preferred stock of a Restricted Subsidiary permitted to be Incurred subsequent to the Issue Date pursuant to the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” if the encumbrances and restrictions are not materially more disadvantageous to the Holders than is customary in comparable financings (as determined in good faith by Nexstar) and (B) either (x) Nexstar determines that such encumbrance or restriction will not adversely affect the Issuers’ ability to make principal and interest payments on the Notes as and when they come due or (y) such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness.

Merger, Consolidation or Sale of Assets

Neither Issuer may , directly or indirectly: (1) consolidate or merge with or into another Person (whether or not an Issuer is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuers and the Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) such Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than an Issuer) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (the “Surviving Entity”) is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Surviving Entity assumes all the obligations of such Issuer under the Notes, the Indenture, the Intercreditor Agreement and the Security Documents pursuant to agreements reasonably satisfactory to the Trustee and the Collateral Agent, as applicable;

(3) immediately after giving effect to such transaction, no Default or Event of Default exists;

(4) Nexstar or the Surviving Entity (a) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” or (b) would have a lower Leverage Ratio immediately after the transaction, after giving pro forma effect to the transaction as if the transaction had occurred at the beginning of the applicable four quarter period, than Nexstar’s Leverage Ratio immediately prior to the transaction;

(5) each Guarantor, unless such Guarantor is the Person with which such Issuer has entered into a transaction under this covenant, will have confirmed to the Trustee in writing that its Note Guarantee will apply to the obligations of such Issuer or the Surviving Entity in accordance with the Notes and the Indenture;

(6) the Surviving Entity causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to such Surviving Entity;

(7) the Collateral owned by or transferred to the Surviving Entity shall (a) continue to constitute Collateral under the Indenture and the Security Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Lien other than Permitted Liens; and

(8) the property and assets of the Surviving Entity, to the extent that they are property or assets of the types which would constitute Collateral under the Security Documents, shall be treated as after-acquired property and the Surviving Entity shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture.

The preceding clause (4) will not prohibit: (a) a merger between an Issuer and one of such Issuer’s Wholly Owned Restricted Subsidiaries or (b) a merger between an Issuer and one of such Issuer’s Affiliates incorporated solely for the purpose of reincorporating in another state of the United States.

In addition, neither Issuer may directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuers and any of their Wholly Owned Restricted Subsidiaries.

Transactions with Affiliates

The Issuers will not, and will not permit any Restricted Subsidiary to, directly or indirectly make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of their Affiliates (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to such Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by such Issuer or such Restricted Subsidiary with an unrelated Person; and

(2) Nexstar delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a Board Resolution that states that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of Nexstar; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to such Issuer of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) customary director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements, and agreements to register securities of directors, officers, employees or other affiliates, in each case approved by the Board of Directors of Nexstar or a committee thereof;

(2) transactions between or among the Issuers and/or the Restricted Subsidiaries;

(3) loans, advances, payment of reasonable fees, indemnification of directors, or similar arrangements to officers, directors, employees and consultants who are not otherwise Affiliates of the Issuers;

(4) sales of Equity Interests (other than Disqualified Stock) of the Issuers to Affiliates of the Issuers;

(5) transactions under any contract or agreement in effect on the Issue Date as the same may be amended, modified or replaced from time to time so long as any amendment, modification, or replacement is no less favorable to the Issuers and the Restricted Subsidiaries than the contract or agreement as in effect on the Issue Date;

(6) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments;”

(7) transactions with a Person (other than an Unrestricted Subsidiary of an Issuer) that is an Affiliate of the Issuers solely because the Issuers own, directly or through a Restricted Subsidiary, an Equity Interest in, or control, such Person;

(8) the refinancing of Indebtedness outstanding under the Credit Agreements, the repurchase of all outstanding Senior Subordinated PIK Notes and the payment of any reasonable fees or out-of-pocket expenses incurred in connection with the foregoing by an Issuer or any of its direct or indirect parent entities or Restricted Subsidiaries;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuers and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of Nexstar or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time in arm’s length negotiations with an unaffiliated third party;

(10) any purchases by the Issuers’ Affiliates of Indebtedness of such Issuer or any of its Restricted Subsidiaries the majority of which Indebtedness is offered to Persons who are not Affiliates; and

(11) any issuance or sale of Equity Interests (other than Disqualified Stock) to Affiliates of the Issuers and the granting of registration and other customary rights in connection therewith or any contribution to capital of the Issuers.

Limitations on Issuances of Guarantees of Indebtedness

The Issuers will not permit any Restricted Subsidiary, directly or indirectly, to incur Indebtedness or Guarantee the payment of any other Indebtedness of an Issuer or of any Restricted Subsidiary unless either the Restricted Subsidiary:

(1) is Guarantor; or

(2) within five Business Days (a) executes and delivers a supplemental indenture to the Indenture, (b) becomes a Guarantor which Guarantee shall be senior to or rank equal to the Restricted Subsidiary’s other Indebtedness or Guarantee of the other Indebtedness, (c) grants a Lien in the Collateral owned by such Restricted Subsidiary in favor of the Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the Notes and (d) executes a joinder agreement to the Security Documents, agreeing to be bound thereby.

Notwithstanding the preceding paragraph, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released in accordance with the applicable provisions of the Indenture.

Future Note Guarantees

If an Issuer or any Restricted Subsidiary acquires or creates another Domestic Subsidiary on or after the Issue Date (other than a Domestic Subsidiary if the fair market value of such Domestic Subsidiary, together with the fair market value of all other non-Guarantor Domestic Subsidiaries, as of such date, does not exceed in the aggregate $500,000), then that newly acquired or created Domestic Subsidiary must within 10 Business Days (1) become a Guarantor; (2) execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee; (3) grant a Lien in the Collateral owned by such Domestic Subsidiary in favor of the Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the Notes; and (4) execute a joinder agreement to the Security Documents, agreeing to be bound thereby. In addition, to the extent the collective fair market value of the Issuers’ non-Guarantor Restricted Subsidiaries, as of the date of the creation of, acquisition of or Investment in a non-Guarantor Restricted Subsidiary, exceeds $500,000, the Issuers will cause, within 10 Business Days after such date, one or more of such non-Guarantor Restricted Subsidiaries to similarly execute and deliver a supplemental indenture to the Indenture providing for a Guarantee of the Notes and a supplement to the applicable Security Documents in order to grant a Lien in the Collateral owned by such Restricted Subsidiary to the same extent as that set forth in the Indenture and the Security Documents such that the collective fair market value of all remaining non-Guarantor Restricted Subsidiaries does not exceed $500,000 and take all actions required by the Security Documents to perfect such Lien.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Issuers and the Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “—Restricted Payments” or Permitted Investments, as determined by the Issuers. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Business Activities

The Issuers and the Guarantors will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuers and the Restricted Subsidiaries taken as a whole.

Payments for Consent

The Issuers and the Guarantors will not, and will not permit any of their Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Securities and Exchange Commission (the “Commission”), so long as any Notes are outstanding and if not filed electronically with the Commission through EDGAR, the Issuers will furnish to the Trustee, and upon request, to beneficial owners and prospective investors, within the time periods specified in the Commission’s rules and regulations that are applicable to a “non-accelerated” filer (as defined in such rules), a copy of:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuers were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuers’ certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if such Issuer were required to file such reports.

If an Issuer or any Guarantor has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries, either individually or collectively, would otherwise have been a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Issuers and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

Each Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

In addition, the Issuers and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by an Issuer or any Restricted Subsidiary for 30 days after notice from the Trustee or Holders of at least 25% in principal amount of the Notes to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Asset Sales,” or “—Repurchase at the Option of Holders—Change of Control;”

(4) failure by an Issuer or any Restricted Subsidiary for 60 days after notice from the Trustee or Holders of at least 25% in principal amount of the Notes to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, Indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by an Issuer or any Restricted Subsidiary (or the payment of which is guaranteed by an Issuer or any Restricted Subsidiary) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of such Indebtedness at the final Stated Maturity thereof (after giving effect to any grace period related thereto; or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness described under clauses (a) and (b) above, aggregates $10.0 million or more;

(6) failure by an Issuer or any Restricted Subsidiary to pay final judgments aggregating in excess of $10.0 million not covered by insurance, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee is declared in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

(8) certain events of bankruptcy or insolvency described in the Indenture with respect to an Issuer, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary (or group of Restricted Subsidiaries that together would constitute a Significant Subsidiary); and

(9) unless all of the Collateral has been released from the Second Priority Liens in accordance with the provisions of the Security Documents, (x) default by an Issuer or any Guarantor in the performance of the Security Documents which adversely affects the enforceability, validity, perfection or priority of the Second Priority Liens on any Collateral, individually or in the aggregate, having a fair market value in excess of $10.0 million, (y) the repudiation or disaffirmation by an Issuer or any Guarantor of its material obligations under the Security Documents or (z) the determination in a judicial proceeding that the Security Documents are unenforceable or invalid against an Issuer or any Guarantor party thereto for any reason with respect to any Collateral, individually or in the aggregate, having a fair market value in excess of $10.0 million; provided in the case of clause (x) with respect to the Issuers and the Guarantors and clauses (y) and (z) with respect to Mission and the Mission Entities, which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after an Issuer receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes and demanding that such default be remedied.

In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of the preceding paragraph, the declaration of acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (6) of the preceding paragraph have rescinded the declaration of acceleration in respect of the Indebtedness within 30 days of the date of the declaration and if:

(1) the annulment of the acceleration of Notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

(2) all existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to an Issuer, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Except to enforce the right to receive payment of principal or interest when due, no Holder of Notes may pursue any remedy with respect to the Indenture or the Notes unless:

•	such Holder has previously given the Trustee notice that an Event of Default is continuing;

•	Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

•	such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

•	the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding Notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Additional Interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the Notes.

The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture within 120 days after the end of each fiscal year. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the Trustee a statement specifying such Default or Event of Default within ten Business Days after the occurrence thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of an Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the Notes, the Indenture, the Note Guarantees the Security Documents, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, each Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, each Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture and the agreements governing any other indebtedness being defeased, discharged, or replaced) to which either Issuer or any Restricted Subsidiary is a party or by which an Issuer or any Restricted Subsidiary is bound;

(6) each Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(7) each Issuer must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, which opinion may be subject to customary assumptions and exclusions, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the Notes, as provided under the caption “—Intercreditor Agreement—Release of Liens in Respect of Notes,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable (by reason of the mailing of a notice of redemption or otherwise) or will become due and payable within one year and an Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient in the opinion of a nationally recognized firm of independent accountants without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) in respect of clause 1(b) above, no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which either Issuer or any Restricted Subsidiary is a party or by which an Issuer or any Restricted Subsidiary is bound;

(3) an Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) an Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, each Issuer must deliver an Officers’ Certificate and an Opinion of Counsel, which opinion may be subject to customary assumptions and exclusions, to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, (i) the Indenture and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and (ii) the Issuer, the Guarantors and the Collateral Agent may amend or otherwise modify in any manner the Security Documents or the obligations thereunder with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes and the Pari Passu Secured Indebtedness, voting as one class.

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the scheduled redemption of the Notes in a manner adverse to Holders of Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”); or

(8) make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of the provisions of (1) the Indenture relating to the release of any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture, (2) the Indenture or any Security Document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes other than in accordance with the Indenture and the Security Documents or (3) the Intercreditor Agreement in any manner adverse in any material respect to the Holders of the Notes, in each case, will require the consent of the Holders of at least 75% in aggregate principal amount of Notes and Pari Passu Secured Indebtedness then outstanding, voting as one class.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Issuers, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes or the Security Documents:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(3) to provide for the assumption of an Issuer’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Issuers’ and their Restricted Subsidiaries’ assets, taken as a whole;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes;

(7) to provide for the issuance of Additional Notes in accordance with the Indenture;

(8) to add to the Collateral securing the Notes;

(9) to provide for the release of Collateral from the Lien of the Indenture and the Security Documents when permitted or required by the Security Documents or the Indenture;

(10) to secure any Indebtedness that is permitted to be incurred in accordance with the Indenture under the Security Documents and to appropriately include the same in the Intercreditor Agreement;

(11) to release a Guarantor from its Guarantee when permitted by the Indenture;

(12) to add to the covenants of the Issuers for the benefit of the Holders of Notes or to surrender any right or power conferred upon the Issuer;

(13) to mortgage, pledge, hypothecate or grant any other Lien in favor of the Collateral Agent for the benefit of the Trustee on behalf of the holders of the Notes, as additional security for the payment and performance of all or any portion of the Second Priority Liens, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Lien is required to be granted to or for the benefit of the Trustee or the Collateral Agent pursuant to the Indenture, any of the Security Documents or otherwise; or

(14) to conform the Indenture, the Security Documents or the Notes to provisions of this Description of the Notes to the extent such provision was intended to be a verbatim recitation thereof.

The consent of Holders of Notes is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

Concerning the Trustee

The Bank of New York Mellon, the Trustee under the Indenture, will be the initial paying agent and registrar for the Notes and the Collateral Agent under the Security Documents. If the Trustee becomes a creditor of an Issuer or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

The Notes are being offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). Notes also may be offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”). Except as set forth below, Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this offering only against payment in immediately available funds.

Rule 144A Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Regulation S Global Notes” and, together with the Rule 144A Global Notes, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after the later of the commencement of this offering and the closing of this offering (such period through and including such 40th day, the “Restricted Period”), beneficial interests in the Regulation S Global Notes may be held only through

Euroclear Bank, S.A./U.N. as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC), unless transferred to a person that takes delivery through a Rule 144A Global Note in accordance with the certification requirements described below. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See “—Exchanges Between Regulation S Notes and Rule 144A Notes.”

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Book-Entry Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form. Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under “Notice to Investors.” Regulation S Notes will also bear the legend as described under “Notice to Investors.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuers takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the Trustee nor any agent of the Issuers or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Issuers. Neither the Issuers nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Issuers that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Nexstar nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes and the Issuers fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) the Issuers, at their option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Exchanges Between Regulation S Notes and Rule 144A Notes

Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if:

(1) such exchange occurs in connection with a transfer of the Notes pursuant to Rule 144A; and

(2) the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture) to the effect that the Notes are being transferred to a Person:

(a) who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

(b) purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

(c) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Same Day Settlement and Payment

The Issuers will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Issuers will make all payments of principal, interest and premium and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of

DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Governing Law

The Indenture, the Notes, the Intercreditor Agreement and the Security Agreement will be governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“7% Senior Subordinated Notes” means the Existing Indebtedness consisting of (1) the 7% Senior Subordinated Notes due 2014 (including any additional notes issued thereunder) issued pursuant to an Indenture, dated as of December 30, 2003, among Nexstar, as issuer, Mission, as initial guarantor, and The Bank of New York Mellon, as trustee, and (2) the 7% Senior Subordinated PIK Notes due 2014 (including any additional notes issued thereunder) issued pursuant to an Indenture, dated as of March 30, 2009, among Nexstar, as issuer, Mission, as initial guarantor, and The Bank of New York Mellon, as trustee.

“ABRY” means ABRY Partners, LLC.

“ABRY III” means ABRY Broadcast Partners III, L.P., a Delaware limited partnership.

“Acquisition Debt” means Indebtedness the proceeds of which are utilized solely to (x) acquire all or substantially all of the assets or a majority of the Voting Stock of an existing television broadcasting business franchise or station or (y) finance an LMA (including to repay or refinance Indebtedness or other obligations incurred in connection with such acquisition or LMA, as the case may be, and to pay related fees and expenses).

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such specified Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to a Note at any date of redemption, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess, if any, of (A) the present value at such date of redemption of (1) the redemption price of such Note at April 15, 2014 (such redemption price being described under “—Optional Redemption”) plus (2) all remaining required interest payments due on such Note through April 15, 2014 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the then outstanding principal amount of such Note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Issuers and the Restricted Subsidiaries, taken as a whole, will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any Restricted Subsidiary of an Issuer or any Guarantor or the sale, lease, conveyance or other disposition of Equity Interests in any Restricted Subsidiary of an Issuer or any Guarantor.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a fair market value of $5.0 million or less;

(2) a transfer of assets between or among the Issuers and Restricted Subsidiaries;

(3) an issuance of Equity Interests to an Issuer or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale and leaseback of any assets within 90 days of the acquisition thereof;

(6) foreclosures on assets;

(7) the disposition of equipment no longer used or useful in the business of such entity;

(8) the sale or other disposition of cash or Cash Equivalents;

(9) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(10) the licensing or sublicensing of intellectual property;

(11) the lease or sublease of any real or personal property in the ordinary course of business and not interfering in any material respect with the business of the Issuers and the Restricted Subsidiaries;

(12) any transfer constituting a taking, condemnation or other eminent domain proceeding for which no proceeds are received;

(13) any termination, surrender or waiver of contract rights or termination, settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business or the unwinding of a Hedging Obligation;

(14) the granting of Liens not prohibited by the covenant described above under the caption “—Liens;” and

(15) the sale or other disposition of Equity Interests of an Unrestricted Subsidiary.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means, as to any Person, the board of directors of such Person (or if such Person is a limited liability company, the board of managers of such Person) or similar governing body or any duly authorized committee thereof.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of Nexstar to have been duly adopted by the Board of Directors of Nexstar and to be in full force and effect on the date of such certification.

“Business Day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with (x) any lender party to the Credit Agreements or (y) any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, the highest ratings obtainable from Moody’s or S&P;

(5) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Cash Management Obligations” means, with respect to any specified Person, the obligations of such Person under any agreement to provide cash management services, including treasury, depositary, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements

“Code” means the Internal Revenue Code of 1986, as amended.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuers and the Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of an Issuer;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Nexstar, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of the Board of Directors of Nexstar are not Continuing Directors.

“Collateral Agent” means the Trustee, in its capacity as Collateral Agent under the Security Documents together with its successors.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any Restricted Subsidiary in connection with (a) an Asset Sale or other asset disposition outside the ordinary course of business (b) the disposition of any securities by such Person or any Restricted Subsidiary or the extinguishment of any Indebtedness of such Person or any Restricted Subsidiary, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and the Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) Consolidated Interest Expense of such Person and the Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles and amortization of programming costs but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and the Restricted Subsidiaries for such period to the extent that such depreciation, amortization, impairment and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) any extraordinary, unusual or non-recurring costs, charges or expenses of such Person and the Restricted Subsidiaries for such period to the extent that such costs, charges or expenses were deducted in computing such Consolidated Net Income; plus

(6) any non-capitalized transaction costs incurred in connection with actual or proposed financings, acquisitions or transactions to the extent that such costs were deducted in computing such Consolidated Net Income; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; minus

(8) programming rights payments made during such period, minus

(9) any gain, together with any related provision for taxes on such gain, realized in connection with (a) any Asset Sale or (b) the disposition of any securities by such Person or any Restricted Subsidiary or the extinguishment of any Indebtedness of such Person or any Restricted Subsidiary, minus

(10) any extraordinary gain, together with any related provision for taxes on such extraordinary gain,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Subsidiary of Nexstar will be added to Consolidated Net Income to compute Consolidated Cash Flow of Nexstar only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or otherwise paid to Nexstar by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders. This paragraph does not apply to Mission or the Mission Entities.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication of:

(1) the consolidated interest expense of such Person and the Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financing, and net payments (if any) pursuant to Hedging Obligations);

(2) the consolidated interest expense of such Person and the Restricted Subsidiaries that was capitalized during such period;

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or any Restricted Subsidiary or secured by a Lien on assets of such Person or any Restricted Subsidiary (whether or not such Guarantee or Lien is called upon); and

(4) the product of:

(a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred stock of such Person or any Restricted Subsidiary, times

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and the Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary of Nexstar will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; provided that this clause (2) does not apply to Mission or the Mission Entities;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

(4) the cumulative effect of a change in accounting principles will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Nexstar or Parent, as applicable, who:

(1) was a member of such Board of Directors on the Issue Date;

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election; or

(3) was nominated by Principals Beneficially Owning at least 20% of the Voting Stock of Nexstar.

“Control Investment Affiliate” means any Person, any other Person which (a) directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (b) is organized by such Person primarily for the purpose of making equity or debt investments in one or more companies or a Person controlled by such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

“Credit Agreements” means (a) that certain Fourth Amended and Restated Credit Agreement, dated as of April 1, 2005, by and among Nexstar, the guarantors party thereto, Bank of America, N.A., as administrative agent and as syndication agent, and the other lenders party thereto, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time (including any increase in principal amount whether or not with the same lenders or agents), and (b) that certain Third Amended and Restated Credit Agreement, dated as of April 1, 2005, by and among Mission, the guarantors party thereto, Bank of America, N.A., as administrative agent and as syndication agent, and the other lenders party thereto, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time (including any increase in principal amount whether or not with the same lenders or agents).

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreements) or commercial paper facilities or indentures, in each case with banks or other institutional lenders or a trustee, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of notes, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Discharge of First Lien Obligations” means (a) cash payment in full of the principal of and interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in any such Insolvency or Liquidation Proceeding) on all outstanding Indebtedness included in the First Lien Obligations, (b) termination or expiration of any commitments to extend credit that would be First Lien Obligations (other than pursuant to Secured Cash Management Agreements or Secured Hedge Agreements, in each case as to which reasonably satisfactory arrangements have been made with the applicable Cash Management Bank or Hedge Bank, as provide in clause (d) and (e) below), (c) termination or cash collateralization (in an amount and manner required by the Credit Agreements), of all letters of credit and contingent obligations of each issuer of such letters of credit in respect of such letters of credit, (d) termination or cash collateralization (in an amount reasonably satisfactory to the First Lien Agent) or other arrangements reasonably satisfactory to First Lien Agent of all Secured Hedge Agreements, (e) termination or cash collateralization (in an amount reasonably satisfactory to the First Lien Agent) or other arrangements reasonably satisfactory to First Lien Agent of all Secured Cash Management Agreements, (f) cash collateralization or other arrangements reasonably satisfactory to First Lien Agent for any indemnification obligations not yet due and payable but for which a claim or demand has been made against a First Lien Secured Party, and (g) cash payment in full of all other First Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time principal and interest described in clause (a) are paid (other than indemnification obligations for which no claim or demand for payment, whether oral or written, has been made at such time).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require an Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that an Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Subsidiary” means any Restricted Subsidiary that was formed under the laws of the United States or any state of the United States or the District of Columbia; provided that the term “Domestic Subsidiary” will not include any Subsidiary of a Restricted Subsidiary if such Restricted Subsidiary is not also a Domestic Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public sale or private placement of Capital Stock (other than Disqualified Stock) of an Issuer or Parent provided that such net cash proceeds are contributed to the common equity capital of an Issuer (other than pursuant to a registration statement on Form S-4 or Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of an Issuer or Parent) to any Person other than any Subsidiary thereof or of an Issuer.

“Existing Indebtedness” means Indebtedness of the Issuers and the Restricted Subsidiaries (other than the Notes and Indebtedness under the Credit Agreements) in existence on the Issue Date, until such amounts are repaid.

“FCC” means the Federal Communications Commission.

“FCC License” means any license, authorization, approval, or permit granted by the FCC pursuant to the Communications Act of 1934, as amended, to an Issuer or any Guarantor, or assigned or transferred to an Issuer or any Guarantor pursuant to FCC consent.

“First Lien Credit Documents” means the Credit Agreements, the other Loan Documents (as defined in each of the Credit Agreements), and each of the other agreements, documents, and instruments providing for or evidencing any other First Lien Obligation and any other document or instrument executed or delivered at any time in connection with any First Lien Obligation (including any intercreditor or joinder agreement among holders of First Lien Obligations, agreements with the First Lien Lenders governing Cash Management Obligation but excluding documents governing the Hedging Obligations), to the extent such are effective at the relevant time, as each may be amended, modified, restated, supplemented, replaced or refinanced from time to time (whether or not with the same lenders or agents).

“First Lien Documents” means the First Lien Credit Documents and any and all documents governing the Hedging Obligations.

“First Lien Lenders” means the “Lenders” from time to time party to, and as defined in, the Credit Agreements, together with their respective successors and assigns; provided that the term “First Lien Lender” shall in any event also include each letter of credit issuer, each swingline lender, each hedge bank and each cash management bank under the Credit Agreements, including, without limitation, the “L/C Issuer”, “Hedge Bank”, “Cash Management Bank”, “Administrative Agent” and any “Agents” under (and each as defined in) the Credit Agreements in effect on the Issue Date.

“First Lien Obligations” means (i) all Obligations under (and as defined in) the Credit Agreements and under any other document relating to the Credit Agreements, (ii) Cash Management Obligations and (iii) all Hedging Obligations; provided that the aggregate principal amount of, without duplication, revolving credit loans, letters of credit, term loans, other loans, notes or similar instruments (excluding, in any event, Hedging Obligations) provided for under the Credit Agreements or any other document relating to the Credit Agreements (or any refinancing thereof) in excess of the amount permitted under clause (1) of the definition of “Permitted Debt,” and any interest relating to such excess amount, shall not constitute First Lien Obligations for purposes of the Indenture. “First Lien Obligations” shall in any event include: (a) all interest accrued or accruing, or which would accrue, absent commencement of an Insolvency or Liquidation Proceeding (and the effect of provisions such as Section 502(b)(2) of the Bankruptcy Code), on or after the commencement of an Insolvency or Liquidation Proceeding in accordance with the rate specified in the relevant First Lien Document, whether or not the claim for such interest allowed or allowable as a claim in such Insolvency or Liquidation Proceeding, (b) any and all fees and expenses (including attorneys’ and/or financial consultants’ fees and expenses) incurred by the First Lien Agent and the First Lien Secured Parties on or after the commencement of an Insolvency or Liquidation Proceeding, whether or not the claim for fees and expenses is allowed or allowable under Section 502 or 506(b) of the Bankruptcy Code or any other provision of the Bankruptcy Code or any similar federal, state or foreign law for the relief of debtors as a claim in such Insolvency or Liquidation Proceeding, and (c) all obligations and liabilities of each Issuer and each Guarantor under each First Lien Document to which it is a party which, but for the automatic stay under Section 362(a) of the Bankruptcy Code, would become due and payable.

“First Lien Secured Parties” means each of the “First Lien Nexstar Claimholders” and “First Lien Mission Claimholders” as such terms are defined in the Intercreditor Agreement.

“First Priority Liens” means all Liens that secure the First Lien Obligations.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means each of:

(1) any person that executes a Note Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns; and

(2) Parent; provided that such Guarantee by Parent shall only be a Guarantee of (a) the due and punctual payment of the principal of, premium, if any, and interest on the Notes, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, and, to the extent permitted by law, interest, and the due and punctual performance of all other financial obligations of the Issuers to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other financial obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise.

“Hedge Bank” means any Person that is a First Lien Lender or an Affiliate of a First Lien Lender at the time it enters into an agreement with respect to Hedging Obligations, in its capacity as a party thereto, and such Person’s successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, currency rates or commodity prices.

“Holdco Notes” means the 11.375% Senior Discount Notes due 2013 (including any additional notes issued thereunder) issued pursuant to an Indenture, dated as of March 27, 2003, among Nexstar Finance Holdings, Inc., as issuer, and The Bank of New York, as Trustee.

“Holder” means a Person in whose name a Note is registered.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person; provided that Indebtedness shall not include the pledge of the Capital Stock of any Unrestricted Subsidiary to secure Non-Recourse Debt of that Unrestricted Subsidiary.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Initial Purchasers” means Banc of America Securities LLC, UBS Securities LLC, Deutsche Bank Securities Inc., RBC Capital Markets Corporation and Credit Agricole Securities (USA) Inc.

“Insolvency or Liquidation Proceeding” means (a) any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to an Issuer or any Guarantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to an Issuer or any Guarantor or with respect to a material portion of its respective assets, (c) any liquidation, dissolution, reorganization or winding up of an Issuer or any Guarantor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of an Issuer or any Guarantor.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If an Issuer or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Issuers will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Issue Date” means April 19, 2010, the date on which the Notes are originally issued under the Indenture.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

“Leverage Ratio” means the ratio of (i) the aggregate outstanding amount of Indebtedness of each of the Issuers and the Restricted Subsidiaries as of the last day of the most recently ended fiscal quarter for which financial statements are internally available as of the date of calculation on a combined consolidated basis in accordance with GAAP (subject to the terms described in the next paragraph) plus the aggregate liquidation preference of all outstanding Disqualified Stock of the Issuers and preferred stock of the Restricted Subsidiaries (except preferred stock issued to an Issuer or a Restricted Subsidiary) as of the last day of such fiscal quarter to (ii) the aggregate Consolidated Cash Flow of Nexstar for the last four full fiscal quarters for which financial statements are internally available ending on or prior to the date of determination (the “Reference Period”).

For purposes of this definition, (i) the amount of Indebtedness which is issued at a discount shall be deemed to be the accreted value of such Indebtedness as of the last day of the Reference Period, whether or not such amount is the amount then reflected on a balance sheet prepared in accordance with GAAP, and (ii) the aggregate outstanding principal amount of Indebtedness of the Issuers and the Restricted Subsidiaries and the aggregate liquidation preference of all outstanding preferred stock of such Restricted Subsidiaries for which such calculation is made shall be determined on a pro forma basis as if the Indebtedness and preferred stock giving rise to the need to perform such calculation had been incurred and issued and the proceeds therefrom had been applied, and all other transactions in respect of which such Indebtedness is being incurred or preferred stock is being issued had occurred, on the first day of such Reference Period. In addition to the foregoing, for purposes of this definition, the Leverage Ratio shall be calculated on a pro forma basis after giving effect to (i) the incurrence of the Indebtedness of such Person and the Restricted Subsidiaries and the issuance of the preferred stock of such Subsidiaries (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness or preferred stock, at any time subsequent to the beginning of the Reference Period and on or prior to the date of determination (including any such incurrence or issuance which is the subject of an Incurrence Notice delivered to the Trustee during such period pursuant to clause (13) of the definition of “Permitted Debt”), as if such incurrence or issuance (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Reference Period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average balance of such Indebtedness at the end of each month during such period) and (ii) any acquisition at any time on or subsequent to the first day of the Reference Period and on or prior to the date of determination (including any such acquisition which is the subject of an Incurrence Notice delivered to the Trustee during such period pursuant to clause (13) of the definition of “Permitted Debt”), as if such acquisition (including the incurrence, assumption or liability for any such Indebtedness and the issuance of such preferred stock and also including any Consolidated Cash Flow associated with such acquisition) occurred on the first day of the Reference Period giving pro forma effect to any non-recurring expenses, non-recurring costs and cost reductions within the first year after such acquisition Nexstar reasonably anticipates in good faith.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“LMA” means a local marketing arrangement, joint sales agreement, time brokerage agreement, shared services agreement, management agreement or similar arrangement pursuant to which a Person, subject to customary preemption rights and other limitations (i) obtains the right to sell a portion of the advertising inventory of a television station of which a third party is the licensee, (ii) obtains the right to exhibit programming and sell advertising time during a portion of the air time of a television station or (iii) manages a portion of the operations of a television station.

“Mission” means Mission Broadcasting, Inc.

“Mission Entities” means any Person that is a direct or indirect Subsidiary of Mission.

“Net Income” means with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuers or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than First Lien Obligations, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Issuers, the Guarantors, nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Issuers, the Guarantors, or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Issuers, the Guarantors, or any Restricted Subsidiary (other than the Capital Stock of an Unrestricted Subsidiary).

“Note Guarantee” means a Guarantee of the Notes pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness and in all cases whether direct or indirect, absolute or contingent, now outstanding or hereafter created assumed or incurred and including, without limitation, interest accruing subsequent to the filing of a petition in bankruptcy or the commencement of any insolvency, reorganization or similar proceedings at the rate provided in the relevant documentation, whether or not an allowed claim, and any obligation to redeem or defease any of the foregoing.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of an Issuer by at least two Officers of such Issuer, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer, that meets the requirements of the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of an Issuer) that meets the requirements of the Indenture.

“Pari Passu Indebtedness” means any Indebtedness of an Issuer or any Guarantor that is pari passu in right of payment to the Notes or any Guarantees, as the case may be.

“Pari Passu Secured Indebtedness” means any Indebtedness of an Issuer or any Guarantor that ranks pari passu in right of payment with the Notes or the relevant Guarantee and is secured by a Lien on the Collateral that has the same priority as the Lien securing the Notes and that is designated in writing as such by the Issuer to the Trustee and the holders of which enter into an appropriate agency agreement with the Collateral Agent; provided that any Pari Passu Secured Indebtedness shall not have restrictive covenants or other terms that are more stringent in any material respect than the covenants described in the Indenture after giving effect to any amendment to the Indenture and the Notes made in compliance with the Indenture.

“Permitted Business” means any business engaged in by the Issuers or the Restricted Subsidiaries as of the Issue Date or any business reasonably related, ancillary or complementary thereto.

“Permitted Investments” means:

(1) any Investment in an Issuer or in a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment by an Issuer or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, an Issuer or a Restricted Subsidiary;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(6) Hedging Obligations;

(7) loans or advances to employees made in the ordinary course of business of the Issuers or any Restricted Subsidiary in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(8) any guarantee of Indebtedness of an Issuer or any Restricted Subsidiary permitted to be incurred by the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(9) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the indenture; provided that the amount of any such Investment may be increased as required by the terms of such Investment as in existence on the Issue Date;

(10) Investments acquired after the Issue Date as a result of the acquisition by an Issuer or any Restricted Subsidiary of another Person, including by way of a merger, amalgamation or consolidation with or into an Issuer or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “—Merger, Consolidation or Sale of Assets” after the date of the indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(11) Investments consisting of endorsements of negotiable instruments and similar documents, accounts receivables, deposits, prepayments, credits or purchases of inventory, supplies, materials and equipment, deposits to secure lease or utility payments, in each case in the ordinary course of business; and

(12) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) that are at the time outstanding, not to exceed $20.0 million.

“Permitted Liens” means:

(1) any Lien existing as of the Issue Date (other than Liens described in clause (2) below);

(2) any Lien with respect to the Credit Agreements or any other Credit Facility so long as the aggregate principal amount outstanding under the Credit Agreements or any successor Credit Facility does not exceed the principal amount which could be incurred under clause (1) of the definition of “Permitted Debt;”

(3) Liens securing the Notes and the Note Guarantees issued on the Issue Date (and any exchange notes and related Guarantees issued in exchange therefor) and Liens on the Collateral in favor of any Collateral Agent relating to such Collateral Agent’s administrative expenses with respect to the Collateral;

(4) Liens securing Indebtedness provided that the Issuers and their Restricted Subsidiaries would comply with the provisions set forth in the first paragraph under “—Incurrence of Indebtedness and Issuance of Preferred Stock,” if such Indebtedness were incurred on the date such Lien is incurred;

(5) Liens in favor of the Issuers or the Restricted Subsidiaries;

(6) Liens on property or shares of Capital Stock of or held by a Person existing at the time such Person is merged with or into or consolidated with an Issuer or any Restricted Subsidiary or at the time such Person becomes a Restricted Subsidiary; provided that such Liens were not incurred in connection with, or in contemplation of, such merger, consolidation or such other Person becoming a Restricted Subsidiary and such Liens do not extend to any assets other than those owned by such Person or those of the Person merged into or consolidated with such Issuer or the Restricted Subsidiary;

(7) Liens on property existing at the time of acquisition of the property by an Issuer or any Restricted Subsidiary; provided that such Liens were not incurred in contemplation of such acquisition;

(8) Liens (including rights of set-off), pledges, prepayments or deposits encumbering property of an Issuer or a Restricted Subsidiary in connection with or to secure the performance of statutory bonds or obligations, stay and appeal bonds, performance bonds, surety bonds, bid bonds, tenders, contracts (other than for Indebtedness), workmen’s compensation laws, unemployment insurance laws and other social security legislation or similar legislation and other obligations of a like nature (including those to secure health, safety and environmental obligations);

(9) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (11) of the definition of “Permitted Debt;” provided that any such Lien covers only the assets acquired, constructed or improved with such Indebtedness; provided, further, however, that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender provided such equipment would otherwise be permitted to be secured under this clause (9);

(10) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded;

(11) Liens incurred in the ordinary course of business of an Issuer or any Restricted Subsidiary with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(12) Liens on assets or Capital Stock of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(13) Liens securing Permitted Refinancing Indebtedness where the Liens securing Indebtedness being refinanced were permitted under the Indenture, provided that the Liens securing such Permitted Refinancing Indebtedness has no greater priority relative to the Notes and the Note Guarantees than the original Liens securing the Indebtedness being refinanced;

(14) easements, rights-of-way, zoning and similar restrictions, encroachments, protrusions and other similar encumbrances or title defects incurred or imposed as applicable, in the ordinary course of business and consistent with industry practices and zoning or other restrictions as to the use of real properties or Liens incidental which are imposed by any governmental authority having jurisdiction over such property;

(15) Liens on the property of the Issuers or any Restricted Subsidiary securing Indebtedness incurred pursuant to clause (14) of the definition of “Permitted Debt;” provided that the Notes and the Note Guarantees will be secured by such property on a basis that is senior in priority to such Lien;

(16) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to letters of credit and products and proceeds thereof;

(17) Liens securing Hedging Obligations which Hedging Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(18) leases, licenses, sub-licenses or subleases granted to others and Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(19) Liens securing judgments, attachments or awards not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves as is required in conformity with GAAP has been made therefor;

(20) Liens encumbering property of an Issuer or a Restricted Subsidiary consisting of carriers, warehousemen, mechanics, materialmen, repairmen and landlords and other Liens arising by operation of law and incurred in the ordinary course of business for sums which are not overdue for a period of more than forty-five (45) days or if more than forty-five (45) days overdue, are unfiled and no other action has been take to enforce such Lien or which are being contested in good faith by appropriate proceedings and (if so contested);

(21) Liens (i) that are contractual rights of set-off (A) relating to treasury, depository and cash management services with banks or any automated clearing house transfers of funds, in each case, in the ordinary course of business and not given in connection with the issuance of Indebtedness, (B) relating to pooled deposit or sweep accounts of an Issuer or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of an Issuer or any Restricted Subsidiary or (C) relating to purchase orders and other agreements entered into with customers of the Issuers or any Restricted Subsidiary in the ordinary course of business and (ii) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection, in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts;

(22) Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers;

(23) Utility and other similar deposits made in the ordinary course of business;

(24) Liens on cash or Cash Equivalents, arising in connection with the defeasance, discharge or redemption of Indebtedness;

(25) Liens to secure any refinancing, refunding, extension, renewal, modification or replacement (or successive refinancing, refunding, extensions, renewals, modifications or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (1), (3), (6) and (7); provided however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property and after acquired-property that is affixed or incorporated into the property covered by such Lien), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness secured by a Lien described under clauses (1), (3), (6) and (7) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such refinancing, refunding, extension, renewal or replacement and (z) the new Lien has no greater priority relative to the Notes and the Note Guarantees and the holders of the Indebtedness secured by such Lien have no greater intercreditor rights relative to the Notes and the Note Guarantees and Holders thereof than the original Liens and the related Indebtedness;

(26) Liens on assets or Capital Stock in connection with merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets or Capital Stock otherwise permitted under the Indenture for so long as such agreements are in effect; and

(27) Liens on property of the Issuers or any Guarantor with respect to obligations that do not exceed $10.0 million at any one time outstanding provided that (a) the Notes and the Note Guarantees shall be secured by such property equally and ratably with, or senior in priority to, such obligations, and (2) the holder of such Lien either (x) is subject to an intercreditor agreement consistent with the Intercreditor Agreement or (y) is or agrees to become bound by the terms of the Intercreditor Agreement on the same basis as the Holders of the Notes.

For purposes of determining compliance with this definition, (A) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described above but are permitted to be incurred in part under any combination thereof and (B) in the event that a Lien (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described above, the Issuers shall, in its sole discretion, classify (or reclassify) such item of Permitted Liens (or any portion thereof) in any manner that complies with this definition and will only be required to include the amount and type of such item of Permitted Liens in one of the above clauses and such Lien will be treated as having been incurred pursuant to only one of such clauses.

“Permitted Refinancing Indebtedness” means any Indebtedness of an Issuer or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to extend refinance, renew, replace, defease or refund other Indebtedness of an Issuer or any Restricted Subsidiary (other than intercompany Indebtedness between or among any Issuer or any of its Restricted Subsidiaries); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date no earlier than (a) the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) 91 days after Stated Maturity of the Notes and has a Weighted Average Life to Maturity equal to or greater than the lesser of the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or the Notes;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred by an Issuer, by a Guarantor, or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means (i) ABRY and its Control Investment Affiliates, including ABRY III and (ii) the members of management of an Issuer or any Restricted Subsidiary, in each case, together with any spouse or immediate family member (including adoptive children), estate, heirs, executors, personal representatives and administrators of such Person.

“Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of anyone or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means all current and future Subsidiaries of Nexstar, other than Unrestricted Subsidiaries, and all Mission Entities, other than Unrestricted Subsidiaries; provided that for purposes of calculating Consolidated Cash Flow, Consolidated Interest Expense and Consolidated Net Income, Mission shall be deemed a Restricted Subsidiary of Nexstar.

“Second Lien Obligations” means the Indebtedness incurred and Obligations under the Indenture and any Pari Passu Secured Indebtedness.

“Second Priority Liens” means all Liens in favor of the Collateral Agent on Collateral securing the Second Lien Obligations, including, without limitation, any Pari Passu Secured Indebtedness.

“Secured Cash Management Agreements” means any agreement to provide cash management services, including treasury, depositary, overdraft, credit or debt card, electronic funds transfer and other cash management arrangements entered into by any of the Issuers or Guarantors and any secured cash management bank under the Credit Agreements.

“Secured Hedge Agreement” means any interest rate swap, cap or collar agreement, or other similar agreement or arrangement designed to protect an Issuer or Guarantor against fluctuations in interest rate or a foreign exchange contract, currency swap agreement, futures contract, option contract, synthetic cap, or other similar agreement or arrangement, each of which is for the purpose of hedging foreign currency risk associated with the operations of any Issuer or Guarantor, entered into by and between any Issuer or Guarantor and any hedge bank under the Credit Agreements.

“Secured Leverage Ratio” means, as of any date of determination, the ratio of (i) the aggregate principal amount of all outstanding secured Indebtedness (other than Indebtedness secured by a Lien that is junior to the Second Priority Liens securing the Notes and the Note Guarantees) of the Issuers and the Restricted Subsidiaries as of such date, after giving effect to all incurrences and repayments of Indebtedness on such date, to (ii) the aggregate Consolidated Cash Flow of Nexstar for the most recent four consecutive fiscal quarters for which financial statements are available ending prior to such date, with such pro forma and other adjustments as are appropriate and consistent with the pro forma and other adjustment provisions set forth in the definition of “Leverage Ratio.”

“Security Agreement” means the security agreement to be dated as of the Issue Date between the Collateral Agent, the Issuers and the Guarantors granting, among other things, a Second Priority Lien on the Collateral subject to Permitted Collateral Liens and Permitted Liens, in each case in favor of the Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the Notes and the holders of any Pari Passu Secured Indebtedness, as amended, modified, restated, supplemented or replaced from time to time in accordance with its terms.

“Security Documents” means the Security Agreement, any mortgages, the Intercreditor Agreement and all of the security agreements, pledges, collateral assignments, mortgages, deeds of trust, trust deeds or other instruments evidencing or creating or purporting to create any security interests in favor of the Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the Notes and the holders of any Pari Passu Secured Indebtedness, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

“Senior Subordinated PIK Notes” means the Existing Indebtedness consisting of the Senior Subordinated PIK Notes due 2014 (including any additional notes issued thereunder) issued pursuant to an Indenture, dated as of June 30, 2009, among Nexstar, as issuer, and The Bank of New York Mellon, as trustee.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Unrestricted Subsidiary” means any Subsidiary of an Issuer that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with an Issuer or any Restricted Subsidiary (other than any such agreement, contract, arrangement or understanding permitted under the covenant described under the caption “—Certain Covenants—Transactions with Affiliates”) unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to such Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuers;

(3) is a Person with respect to which neither an Issuer nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of an Issuer or any Restricted Subsidiary.

Any designation of a Subsidiary of Nexstar or a Mission Entity as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Issuers will be in default of such covenant. The Board of Directors of each Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Agent’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other that the State of New York, the term “UCC” shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based upon current provisions of the United States Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice as of the date hereof. The United States Internal Revenue Service (the “Service”) or a court may take a contrary view, and no ruling from the Service has been or will be sought in connection with this transaction. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the following statements and conditions. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Some holders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, may be subject to special rules not discussed below. We recommend that each holder consult his, her or its own tax advisor as to the particular tax consequences of exchanging such holder’s Old Notes for New Notes, including the applicability and effect of any state, local or non-United States tax law.

The exchange of the Old Notes for New Notes pursuant to the exchange offer should not be treated as an “exchange” for United States federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no United States federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of New Notes.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes if the Old Notes were acquired as a result of market-making activities or other trading activities.

We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale for a period of at least 90 days after the expiration date. In addition, until April 10, 2011, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own accounts under the exchange offer may be sold from time to time in one or more transactions;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the New Notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers. Brokers or dealers may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such New Notes. An “underwriter” within the meaning of the Securities Act of 1933 includes:

(1) any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer; or

(2) any broker or dealer that participates in a distribution of such New Notes.

Any profit on any resale of New Notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

Based on interpretations by the staff of the Securities and Exchange Commission in no-action letters issued to third parties, we believe that a holder or other person who receives New Notes will be allowed to resell the New Notes to the public without further registration under the Securities Act of 1933 and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act of 1933. The holder (other than a person that is an “affiliate” of Nexstar within the meaning of Rule 405 under the Securities Act of 1933) who receives New Notes in exchange for Old Notes in the ordinary course of business and who is not participating, need not intend to participate or have an arrangement or understanding with person to participate in the distribution of the New Notes.

However, if any holder acquires New Notes in the exchange offer for the purpose of distributing or participating in a distribution of the New Notes, the holder cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in such no-action letters or any similar interpretive letters. The holder must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction. A secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act of 1933, unless an exemption from registration is otherwise available.

Further, each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by such participating broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of any New Notes. We have agreed, for a period of not less than 90 days from the consummation of the exchange offer, to make this prospectus available to any broker-dealer for use in connection with any such resale.

For a period of not less than 90 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Old Notes, other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the Old Notes against liabilities under the Securities Act of 1933, including any broker-dealers.

LEGAL MATTERS

Certain legal matters with respect to the validity of the notes offered hereby will be passed upon for us and Mission by Kirkland & Ellis LLP, New York, New York, a limited liability partnership that includes professional corporations. Drinker, Biddle & Reath LLP served as FCC regulatory counsel for us and Mission.

EXPERTS

The consolidated financial statements of Nexstar Broadcasting Group, Inc. as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Mission Broadcasting, Inc. as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

Nexstar Broadcasting and the guarantors of the notes offered hereby are not currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We and Mission are subject to the reporting, proxy and information requirements of the Exchange Act and, as a result, are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy the reports and other information we and Mission file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us and Mission, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink. Our SEC filings are also available upon request to our corporate office: 5215 N. O’Connor Blvd, Suite 1400, Attn: Investor Relations, Irving, TX 75039.

In addition, Nexstar Broadcasting and Mission have agreed that so long as the notes constitute restricted securities within the meaning of Rule 144(a)(3) under the Securities Act and during any period in which Nexstar Broadcasting and Mission are not subject to and in compliance with the information requirements of the Exchange Act, Nexstar Broadcasting and Mission will make available, upon request, to any beneficial owner of the notes and any prospective purchaser of the notes the information required pursuant to Rule 144A.

NEXSTAR BROADCASTING GROUP, INC.

MISSION BROADCASTING, INC.

NEXSTAR BROADCASTING GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share information, unaudited)

	September 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$17,763	$12,752
Accounts receivable, net of allowance for doubtful accounts of $881 and $844, respectively	59,400	62,860
Current portion of broadcast rights	21,073	15,414
Prepaid expenses and other current assets	2,127	1,845
Deferred tax asset	15	15

Total current assets	100,378	92,886
Property and equipment, net	139,553	144,281
Broadcast rights	14,603	10,701
Goodwill	109,059	109,059
FCC licenses	127,487	127,487
Other intangible assets, net	108,365	126,216
Other noncurrent assets	7,553	8,605
Deferred tax asset	580	591

Total assets	$607,578	$619,826

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of debt	$1,000	$7,085
Current portion of broadcast rights payable	21,953	16,447
Accounts payable	7,606	6,812
Accrued expenses	14,343	12,189
Taxes payable	303	363
Interest payable	16,927	4,625
Deferred revenue	6,024	7,424
Other liabilities	1,066	1,066

Total current liabilities	69,222	56,011
Debt	644,959	663,289
Broadcast rights payable	16,244	12,469
Deferred tax liabilities	42,766	38,433
Deferred revenue	1,544	1,999
Deferred gain on sale of assets	4,167	4,495
Deferred representation fee incentive	5,117	5,583
Other liabilities	13,414	13,810

Total liabilities	797,433	796,089

Commitments and contingencies

Stockholders’ deficit:
Preferred stock—$0.01 par value, authorized 200,000 shares; none issued and outstanding at each of September 30, 2010 and December 31, 2009	—	—
Common Stock:
Class A Common—$0.01 par value, authorized 100,000,000 shares; issued and outstanding 15,020,839 at September 30, 2010 and 15,018,839 at December 31, 2009	150	150
Class B Common—$0.01 par value, authorized 20,000,000 shares; issued and outstanding 13,411,588 at each of September 30, 2010 and December 31, 2009	134	134
Class C Common—$0.01 par value, authorized 5,000,000 shares; none issued and outstanding at each of September 30, 2010 and December 31, 2009	—	—
Additional paid-in capital	402,590	400,093
Accumulated deficit	(592,729)	(576,640)

Total stockholders’ deficit	(189,855)	(176,263)

Total liabilities and stockholders’ deficit	$607,578	$619,826

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXSTAR BROADCASTING GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net revenue	$73,126	$60,399	$216,294	$178,019

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	19,669	18,726	58,232	56,867
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below and inclusive of $1,600 one-time non-cash stock-based compensation expense from May 2010 stock option repricing)	23,986	21,628	71,990	66,280
Restructure charge	—	—	—	670
Non-cash contract termination fees	—	—	—	191
Impairment of goodwill and intangible assets	—	16,164	—	16,164
Amortization of broadcast rights	5,421	8,770	15,728	19,495
Amortization of intangible assets	5,932	5,936	17,851	17,772
Depreciation	5,252	5,413	15,889	16,003
Gain on asset exchange	—	(2,612)	(30)	(6,710)
Loss (gain) on asset disposal, net	10	7	(4)	(2,813)

Total operating expenses	60,270	74,032	179,656	183,919

Income (loss) from operations	12,856	(13,633)	36,638	(5,900)
Interest expense, including amortization of debt financing costs	(14,310)	(8,668)	(40,158)	(27,433)
(Loss) gain on extinguishment of debt	(65)	—	(7,874)	18,567
Interest and other income	1	5	5	50

Loss before income taxes	(1,518)	(22,296)	(11,389)	(14,716)
Income tax (expense) benefit	(1,477)	3,905	(4,700)	1,135

Net loss	$(2,995)	$(18,391)	$(16,089)	$(13,581)

Net loss per common share:
Basic and diluted	$(0.11)	$(0.65)	$(0.57)	$(0.48)
Weighted average number of common shares outstanding:
Basic and diluted	28,432	28,426	28,431	28,426

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXSTAR BROADCASTING GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the Nine Months Ended September 30, 2010

(in thousands, except share information, unaudited)

			Common Stock						Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Preferred Stock		Class A		Class B		Class C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2009	—	$—	15,018,839	$150	13,411,588	$134	—	$—	$400,093	$(576,640)	$(176,263)
Stock-based compensation expense	—	—	—	—	—	—	—	—	2,495	—	2,495
Issuance of common shares related to exercise of stock options	—	—	2,000	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	—	—	—	(16,089)	(16,089)

Balance at September 30, 2010	—	$—	15,020,839	$150	13,411,588	$134	—	$—	$402,590	$(592,729)	$(189,855)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXSTAR BROADCASTING GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, unaudited)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(16,089)	$(13,581)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	4,344	(1,467)
Provision for bad debts	1,026	783
Depreciation of property and equipment	15,889	16,003
Amortization of intangible assets	17,851	17,772
Amortization of debt financing costs	1,646	759
Amortization of broadcast rights, excluding barter	7,221	10,578
Payments for broadcast rights	(7,422)	(6,811)
Payment-in-kind interest accrued to debt	723	3,816
Gain on asset exchange	(30)	(6,710)
Gain on asset disposal, net	(4)	(2,813)
Loss (gain) on extinguishment of debt	7,874	(18,567)
Premium on debt extinguishment, net	(1,335)	—
PIK interest paid upon debt repayment	(7,005)	—
Deferred gain recognition	(328)	(327)
Amortization of debt discount	7,253	4,728
Amortization of deferred representation fee incentive	(466)	(457)
Impairment of goodwill and intangible assets	—	16,164
Stock-based compensation expense	2,495	1,112
Non-cash contract termination fee	—	191
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	2,434	(2,602)
Prepaid expenses and other current assets	(282)	(963)
Other noncurrent assets	(91)	250
Accounts payable and accrued expenses	3,040	(1,775)
Taxes payable	(60)	(189)
Interest payable	12,302	(4,316)
Deferred revenue	(1,855)	(2,081)
Other noncurrent liabilities	(396)	337

Net cash provided by operating activities	48,735	9,834

Cash flows from investing activities:
Purchases of property and equipment	(11,882)	(14,347)
Proceeds from sale of assets	—	97
Acquisition of broadcast properties and related transaction costs	—	(20,756)
Proceeds from insurance on casualty loss	459	4,900

Net cash used in investing activities	(11,423)	(30,106)

Cash flows from financing activities:
Repayment of long-term debt and revolver loan	(342,225)	(12,575)
Consideration paid to bond holders for debt exchange	—	(17,677)
Payment of debt finance cost	(4,187)	—
Consideration paid for debt extinguishment	(2,730)	—
Proceeds from issuance of debt and revolver draws	316,839	54,000
Proceeds from exercise of stock options	2	13

Net cash (used in) provided by financing activities	(32,301)	23,761

Net increase in cash and cash equivalents	5,011	3,489
Cash and cash equivalents at beginning of period	12,752	15,834

Cash and cash equivalents at end of period	$17,763	$19,323

Supplemental information:
Cash paid for:
Interest	$18,080	$22,228

Income taxes, net	$416	$523

Non-cash activities:
Accrued purchases of property and equipment	$382	$1,257

Accrued debt finance costs	$204	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business Operations

As of September 30, 2010, Nexstar Broadcasting Group, Inc. (“Nexstar”) owned, operated, programmed or provided sales and other services to 59 television stations, all of which were affiliated with the NBC, ABC, CBS, Fox, MyNetworkTV, The CW, This TV, LATV, Azteca America or Telemundo television networks, in markets located in New York, Pennsylvania, Illinois, Indiana, Missouri, Texas, Louisiana, Arkansas, Alabama, Utah, Florida, Montana, Rhode Island and Maryland. Through various local service agreements, Nexstar provided sales, programming and other services to stations owned and/or operated by independent third parties. Nexstar operates in one reportable television broadcasting segment. The economic characteristics, services, production process, customer type and distribution methods for Nexstar’s operations are substantially similar and are therefore aggregated as a single reportable segment.

Nexstar is highly leveraged, which makes it vulnerable to changes in general economic conditions. Nexstar’s ability to repay or refinance its debt will depend on, among other things, financial, business, market, competitive and other conditions, many of which are beyond Nexstar’s control.

Disruptions in the capital and credit markets, as have been experienced in recent years, could adversely affect our ability to draw on our bank revolving credit facilities. Our access to funds under the revolving credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Unless the context indicates otherwise, “Nexstar” refers to Nexstar Broadcasting Group, Inc. and its consolidated subsidiaries Nexstar Finance Holdings, Inc. (“Nexstar Holdings”) and Nexstar Broadcasting, Inc. (“Nexstar Broadcasting”), and “Mission” refers to Mission Broadcasting, Inc. All references to “we,” “our,” and “us” refer to Nexstar. All references to the “Company” refer to Nexstar and Mission collectively.

Liquidity

In April 2010, the Company completed the issuance and sale of $325.0 million aggregate principal of senior secured second lien notes due 2017 (the “Notes”). The net proceeds to Nexstar Broadcasting and Mission from the sale of the Notes were approximately $316.8 million, net of approximately $8.2 million original issuance discount. The Notes will mature on April 15, 2017. Interest on the Notes accrues at a rate of 8.875% per annum and is payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2010. The Company also refinanced its bank credit facilities, among other things, extending maturities, reducing the aggregate principal amount available under the new bank credit facilities, amending the financial covenants and providing additional flexibility thereunder. As of September 30, 2010, the Company was in compliance with all covenants contained in the amended credit agreements governing our senior secured credit facility and the indentures governing the publicly-held notes.

Nexstar Broadcasting completed the cash tender offer to retire $34.3 million (representing 82.5% of the outstanding aggregate principal amount) of the principal of Senior Subordinated PIK Notes due 2014 at 104.5% on April 30, 2010. In connection with this tender offer, substantially all restrictive covenants and certain event of default provisions were eliminated. Nexstar Broadcasting purchased an additional $1.0 million on March 31, 2010 and $2.0 million on May 25, 2010 of principal of Senior Subordinated PIK Notes due 2014 at 90% and 106.5%, respectively, plus accrued interest. On September 15, 2010, Nexstar Broadcasting redeemed the remaining $5.3 million of principal of the Senior Subordinated PIK Notes due 2014 at 109.75% plus accrued interest.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. Organization and Business Operations—(Continued)

On June 30, 2010, Nexstar Broadcasting purchased $2.0 million of principal of the 7% Senior Subordinated PIK notes due 2014 at 90.25%. In July 2010, Nexstar Broadcasting repurchased approximately $2.0 million, $1.0 million and $1.7 million of principal of the 7% Senior Subordinated PIK Notes due 2014 at 90%, 89.8% and 88.8%, respectively. In July and August 2010, Nexstar Broadcasting repurchased approximately $0.9 million of the 7% Senior Subordinated Notes due 2014 at 93%.

See Note 7 for more details related to these transactions.

2. Summary of Significant Accounting Policies

Interim Financial Statements

The condensed consolidated financial statements as of September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009 are unaudited. However, in the opinion of management, such financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary for the fair statement of the financial information included herein in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Results of operations for interim periods are not necessarily indicative of results for the full year. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The balance sheet at December 31, 2009 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Basis of Presentation

Certain prior year amounts have been reclassified to conform to the current year presentation.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Nexstar and its subsidiaries. Also included in the financial statements are the accounts of the independently-owned variable interest entity (“VIE”), Mission. The Company evaluates each arrangement that may include variable interests and determines the need to consolidate an entity where it determines that the Company is the primary beneficiary of a VIE in accordance with related authoritative literature and interpretive guidance.

All intercompany account balances and transactions have been eliminated in consolidation.

Mission

Mission is included in these condensed consolidated financial statements because Nexstar is deemed to have a controlling financial interest in Mission for financial reporting purposes as a result of (a) local service agreements Nexstar has with the Mission stations, (b) Nexstar’s guarantee of the obligations incurred under

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

Mission’s senior secured credit facility, (c) Nexstar having power over significant activities affecting Mission’s economic performance, including budgeting, advertising and hiring and firing of sales force personnel and (d) purchase options (which expire on various dates between 2011 and 2018) granted by Mission’s sole shareholder which will permit Nexstar to acquire the assets and assume the liabilities of each Mission station, subject to Federal Communications Commission (“FCC”) consent. The purchase options are freely exercisable or assignable by Nexstar without consent or approval by Mission’s sole shareholder. The Company expects these option agreements, if unexercised, will be renewed upon expiration. As of September 30, 2010, the assets of Mission consisted of current assets of $4.9 million (excluding broadcast rights), broadcast rights of $6.2 million, FCC licenses of $20.7 million, goodwill of $18.7 million, other intangible assets of $21.7 million, property and equipment of $26.5 million and other noncurrent assets of $1.6 million. Substantially all of Mission’s assets, except for its FCC licenses, collateralize its secured debt obligation. See Note 15 for a presentation of condensed consolidating financial information of the Company, which includes the accounts of Mission.

Nexstar has entered into local service agreements with Mission to provide sales and/or operating services to the Mission stations. The following table summarizes the various local service agreements Nexstar had in effect with Mission as of September 30, 2010:

Service Agreements	Mission Stations
TBA Only(1)	WFXP and KHMT
SSA & JSA(2)	KJTL, KJBO-LP, KOLR, KCIT, KCPN-LP, KAMC, KRBC, KSAN, WUTR, WFXW, WYOU, KODE, WTVO and KTVE

(1)	Nexstar has a time brokerage agreement (“TBA”) with each of these stations which allows Nexstar to program most of each station’s broadcast time, sell each station’s advertising time and retain the advertising revenue generated in exchange for monthly payments to Mission.
(2)	Nexstar has both a shared services agreement (“SSA”) and a joint sales agreement (“JSA”) with each of these stations. Each SSA allows the Nexstar station in the market to provide services including news production, technical maintenance and security, in exchange for Nexstar’s right to receive certain payments from Mission as described in the SSAs. Each JSA permits Nexstar to sell the station’s advertising time and retain a percentage of the net revenue from the station’s advertising time in return for monthly payments to Mission of the remaining percentage of net revenue as described in the JSAs.

Nexstar does not own Mission or Mission’s television stations; however, Nexstar is deemed to have a controlling financial interest in them under U.S. GAAP while complying with the FCC’s rules regarding ownership limits in television markets. In order for both Nexstar and Mission to comply with FCC regulations, Mission maintains complete responsibility for and control over programming, finances and personnel for its stations.

Variable Interest Entities

The Company may determine that a station is a VIE as a result of local service agreements entered into with the owner-operator of stations in markets in which the Company owns and operates a station. The term local service agreements generally refers to a contract between two separately owned television stations serving the same market, whereby the owner-operator of one station contracts with the owner-operator of the other station to provide it with administrative, sales and other services required for the operation of its station. Nevertheless, the owner-operator of each station retains control and responsibility for the operation of its station, including ultimate responsibility over all programming broadcast on its station.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

VIEs in connection with local service agreements entered into with stations in markets in which the Company owns and operates a station are discussed below.

Nexstar has determined that it has variable interests in WYZZ, the Fox affiliate in Peoria, Illinois and WUHF, the Fox affiliate in Rochester, New York, each owned by a subsidiary of Sinclair Broadcasting Group, Inc. (“Sinclair”), as a result of outsourcing agreements it has entered into with Sinclair. Nexstar also has determined that it has a variable interest in WHP, the CBS affiliate in Harrisburg, Pennsylvania, which is owned by Newport Television License, LLC (“Newport”), as a result of Nexstar becoming successor-in-interest to a TBA entered into by a former owner of WLYH. Nexstar has evaluated its arrangements with Sinclair and Newport and has determined that it is not the primary beneficiary of the variable interests because it does not have the ultimate power to direct the activities that most significantly impact the economic performance of the stations including developing the annual operating budget, programming and oversight and control of sales management personnel. Therefore Nexstar has not consolidated these stations under authoritative guidance related to the consolidation of variable interest entities. Under the outsourcing agreements with Sinclair, Nexstar pays for certain operating expenses of WYZZ and WUHF, and therefore may have unlimited exposure to any potential operating losses. Nexstar’s management believes that Nexstar’s minimum exposure to loss under the Sinclair outsourcing agreements consists of the fees paid to Sinclair. Additionally, Nexstar indemnifies the owners of WHP, WYZZ and WUHF from and against all liability and claims arising out of or resulting from its activities, acts or omissions in connection with the agreements. The maximum potential amount of future payments Nexstar could be required to make for such indemnification is undeterminable at this time. Nexstar made payments to Sinclair under the outsourcing agreements of $1.2 million and $0.5 million for the three months ended September 30, 2010 and 2009, respectively, and $3.2 million and $1.7 million, respectively, for the nine months then ended. Nexstar has a balance payable to Sinclair for fees under these arrangements in the amount of $0.7 million as of September 30, 2010, which is recorded as an accrued expense on Nexstar’s balance sheet. Nexstar also has receivables in the amount of $2.5 million for advertising aired on these two stations.

Nexstar has also determined that it has a variable interest in Four Points Media Group Holdings, LLC (“Four Points”) due to a management services agreement between the two companies. Four Points owns and operates seven individual stations in four markets. Under this agreement, Nexstar manages the stations for Four Points but does not have ultimate control over the policies or operations of the stations. Nexstar has evaluated the business arrangement with Four Points and concluded that Nexstar is not the primary beneficiary of the variable interest because it does not have the ultimate power to direct the activities that most significantly impact the economic performance of the stations including developing the annual operating budget, setting advertising rates, programming and oversight and control of employees responsible for carrying out business activities of the stations. Therefore, Nexstar does not consolidate Four Points’ financial results into its own. Nexstar has a receivable for management fees from Four Points of $1.0 million as of September 30, 2010, which is recorded in accounts receivable, of which $0.3 million relates to incentive fees for meeting certain financial targets, which were recorded in revenue during the three months ended September 30, 2010. Nexstar owes Four Points for retransmission revenue it collects on Four Points behalf in the amount of $0.1 million as of September 30, 2010, which is recorded as an accrued expense. Nexstar must indemnify Four Points for any claim or liability that arises out of its acts or omissions related to the agreement. For this reason, the maximum exposure to loss as a result of this agreement with Four Points is not determinable.

Stock-Based Compensation

The Company accounts for stock-based employee compensation plans in accordance with authoritative guidance related to share-based payment, which requires companies to expense the fair value of employee stock options and other forms of stock-based employee compensation in the financial statements over the period that an

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

employee provides service in exchange for the award. Under this guidance, the Company measures compensation cost related to stock options based on the grant-date fair value of the award using the Black-Scholes option-pricing model and recognizes it ratably, less estimated forfeitures, over the vesting term of the award.

The Company recognized stock-based compensation expense of $0.3 million and $0.4 million for the three months ended September 30, 2010 and 2009, respectively and $2.5 million, including $1.6 million related to the stock option repricing discussed below, and $1.1 million for the nine months then ended, respectively, which was included in selling, general and administrative expenses in the Company’s condensed consolidated statements of operations. The Company does not currently recognize a tax benefit resulting from compensation costs expensed in the financial statements because the Company provides a valuation allowance against the deferred tax asset resulting from this type of temporary difference since it expects that it will not have sufficient future taxable income to realize such benefit. Accordingly, the accounting for share-based payments has had no impact on income tax expense reported in the financial statements.

On January 27, 2010, the Compensation Committee approved the repricing of certain stock options to set the new exercise price for the affected options equal to the closing price of the stock on that date (subject to shareholders’ approval). On May 27, 2010 (“the modification date”), the shareholders of Nexstar approved the repricing of certain stock options by lowering the exercise price to equal the closing price of Nexstar’s stock on January 27, 2010 (which was $4.56 per share). The repricing applied to any outstanding option with an original exercise price of $5.00 or more. The total incremental cost of the repricing was calculated to be approximately $1.8 million, which represents the incremental fair value of the modified awards. Of the $1.8 million total incremental cost, approximately $1.6 million has been recognized and included in selling, general and administrative expense during the nine months ended September 30, 2010. The remaining unrecognized incremental cost will be recognized in addition to the cost (fair value) of the original awards, which will continue to vest and amortize just as they did before the modification.

The weighted-average assumptions used in the Black-Scholes calculations for the before and after modification valuations on May 27, 2010 were as follows:

	Before Modification	After Modification
Expected volatility	129.48%	126.86%
Risk-free interest rates	1.17%	1.30%
Expected term	2.66 years	2.97 years
Dividend yields	0%	0%
Fair value per share	$4.36	$5.29

At September 30, 2010, there was approximately $2.3 million of total unrecognized compensation cost, net of estimated forfeitures, related to stock options that is expected to be recognized over a weighted-average period of 2.5 years. There were two thousand stock options exercised during the nine months ended September 30, 2010 for a total intrinsic value and cash received of ten thousand and two thousand dollars, respectively.

Income (Loss) Per Share

Basic income (loss) per share is computed by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period using the treasury stock method. Potential common shares consist of stock options and the unvested portion of

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

restricted stock granted to employees. For the three and nine months ended September 30, 2010 and 2009, there was no difference between basic and diluted net income (loss) per share since the effect of potential common shares were anti-dilutive, and therefore excluded from the computation of diluted net income (loss) per share.

The anti-dilutive weighted average shares of stock options outstanding excluded from the computation of diluted net income (loss) per common share were as follows (not presented in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Out-of-the-money stock options excluded	551,304	3,244,615	—	3,492,529

In-the-money stock options excluded as the Company had a net loss during the period	3,177,880	144,596	3,767,872	14,863

Recent Accounting Pronouncements

In January 2010, the FASB issued authoritative guidance which requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. This guidance was effective for the Company January 1, 2010, except for the Level 3 activity disclosures, which are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs. This amendment requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity for financial reporting purposes. The amendment requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This amendment is effective for the Company beginning January 1, 2010. The Company adopted the amendment January 1, 2010 and it did not have any impact on the Company’s financial position or results of operations.

In October 2009, the FASB issued authoritative guidance about the accounting for revenue contracts containing multiple elements, allowing the use of companies’ estimated selling prices as the value for deliverable elements under certain circumstances and to eliminate the use of the residual method for allocation of deliverable elements. This guidance is effective for the Company beginning January 1, 2011. The Company is currently evaluating the impact this standard will have on its financial statements.

3. Fair Value Measurements

The Company classifies and discloses financial and non-financial assets and liabilities that are being measured and reported on a fair value basis in the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Fair Value Measurements—(Continued)

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company invests in short-term interest bearing obligations with original maturities less than 90 days, primarily money market funds. The Company does not enter into investments for trading or speculative purposes. As of September 30, 2010 and December 31, 2009, the Company had $2.1 million and $7.4 million, respectively, invested in money market investments. These investments are required to be measured at fair value on a recurring basis. The Company has determined that the money market investment is defined as Level 1 in the fair value hierarchy. As of September 30, 2010 and December 31, 2009, the fair value of the money market investment was an asset of $2.1 million and $7.4 million, respectively.

4. Transaction with Mission

On April 11, 2006, Nexstar and Mission filed an application with the FCC for consent to assignment of the license of KFTA Channel 24 (Ft. Smith, Arkansas) from Nexstar to Mission. Consideration for this transaction was set at $5.6 million. On August 28, 2006, Nexstar and Mission entered into a local service agreement whereby (a) Mission paid Nexstar $5 thousand per month for the right to broadcast Fox programming on KFTA during the Fox network programming time periods and (b) Nexstar paid Mission $20 thousand per month for the right to sell all advertising time on KFTA within the Fox network programming time periods. Also in 2006, Mission entered into an affiliation agreement with the Fox network which provided Fox programming to KFTA. In March 2008, the FCC granted the application to assign the license for KFTA from Nexstar to Mission. On March 9, 2010, Nexstar and Mission notified the FCC that the transaction would not be consummated. The TBA terminated on May 1, 2010 and the Fox Affiliation agreement was assigned to Nexstar.

5. Intangible Assets and Goodwill

Intangible assets subject to amortization consisted of the following (in thousands):

	Estimated useful life (years)	September 30, 2010			December 31, 2009
		Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Network affiliation agreements	15	$344,662	$(239,066)	$105,596	$344,662	$(221,945)	$122,717
Other definite-lived intangible assets	1-15	13,455	(10,686)	2,769	13,455	(9,956)	3,499

Total intangible assets subject to amortization		$358,117	$(249,752)	$108,365	$358,117	$(231,901)	$126,216

Total amortization expense from definite-lived intangibles was $5.9 million for each of the three months ended September 30, 2010 and 2009 and $17.9 million and $17.8 million, respectively, for the nine months then ended. The Company’s estimate of amortization expense for definite-lived intangible assets as of September 30, 2010 is approximately $23.7 million for 2010; $23.3 million for 2011; $23.0 million for 2012; $17.4 million for 2013; and $10.4 million for 2014.

The aggregate carrying value of indefinite-lived intangible assets, consisting of FCC licenses and goodwill, was $236.5 million at both September 30, 2010 and December 31, 2009. The Company expenses as incurred, any

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Intangible Assets and Goodwill—(Continued)

costs to renew or extend its FCC licenses. Indefinite-lived intangible assets are not subject to amortization, but are tested for impairment annually or whenever events or changes in circumstances indicate that such assets might be impaired. As of September 30, 2010, the Company did not identify any events that would trigger an impairment assessment.

The changes in the carrying amount of goodwill are as follows (in thousands):

	Gross	Accumulated Impairment Losses	Net
Goodwill as of December 31, 2008	$154,488	$(38,856)	$115,632
Acquisitions	431	—	431
Impairment	—	(7,360)	(7,360)
Reclassification of asset	356	—	356

Goodwill as of December 31, 2009	155,275	(46,216)	109,059
Activity	—	—	—

Goodwill as of September 30, 2010	$155,275	$(46,216)	$109,059

The changes in the carrying amount of FCC licenses are as follows:

	Gross	Accumulated Impairment Losses	Net
FCC licenses as of December 31, 2008	$166,455	$(41,398)	$125,057
Acquisitions	11,234	—	11,234
Impairment	—	(8,804)	(8,804)

FCC licenses as of December 31, 2009	177,689	(50,202)	127,487
Activity	—	—	—

FCC licenses as of September 31, 2010	$177,689	$(50,202)	$127,487

6. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	September 30, 2010	December 31, 2009
Compensation and related taxes	$7,274	$2,716
Sales commissions	1,579	1,338
Employee benefits	768	897
Property taxes	1,034	362
Other accruals related to operating expenses	3,688	6,876

	$14,343	$12,189

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Debt

Long-term debt consisted of the following (in thousands):

	September 30, 2010	December 31, 2009
Term loans	$99,750	$321,689
Revolving credit facilities	—	77,000
8.875% senior secured second lien notes due 2017, net of discount of $7,783	317,217	—
7% senior subordinated notes due 2014, net of discount of $776 and $929	46,214	46,981
7% senior subordinated PIK notes due 2014, net of discount of $3,837 and $10,559	132,797	132,296
11.375% senior discount notes due 2013	49,981	49,981
Senior subordinated PIK notes due 2014	—	42,427

	645,959	670,374
Less: current portion	(1,000)	(7,085)

	$644,959	$663,289

2010 Transactions

On April 19, 2010, the Third Amendment became effective to Nexstar Broadcasting’s Fourth Amended and Restated Credit Agreement dated as of April 1, 2005 (as amended, the “Nexstar Credit Agreement”), among Nexstar Broadcasting, Nexstar, the several financial institutions from time to time parties thereto and Bank of America, N.A., as administrative agent and syndication agent. Under the terms of the Nexstar Credit Agreement, the principal amount available under the revolving credit facility was reduced to $65.0 million, and the Term Loan B was reduced to $61.0 million.

On April 19, 2010, the Second Amendment became effective to Mission’s Third Amended and Restated Credit Agreement, dated as of April 1, 2005 (as amended, the “Mission Credit Agreement” and together with the Nexstar Credit Agreement, the “Credit Agreements”), among Mission, the several financial institutions from time to time parties thereto and Bank of America, N.A., as administrative agent and syndication agent. Under the terms of the Mission Credit Agreement, the principal amount available under the revolving credit facility was reduced to $10.0 million, and the Term Loan B was reduced to $39.0 million.

The Credit Agreements were amended to, among other things, (i) extend the revolving loan commitments to December 31, 2013 (subject to earlier springing maturity dates), (ii) extend the maturity date of the Term Loan B to September 30, 2016 (subject to earlier springing maturity dates), (iii) amend the financial covenants and provide additional flexibility thereunder, (iv) permit the incurrence of incremental Term Loan B facilities of up to an aggregate amount equal to $100.0 million, (v) permit Nexstar Broadcasting and Mission, under certain circumstances to incur indebtedness and make restricted payments, in each case, in part, to repurchase or extinguish existing indebtedness, (vi) provide additional flexibility under the covenants and (vii) relieve the respective borrowers from their obligation to make mandatory prepayments under certain circumstances.

The Nexstar Credit Agreement (i) eliminates the requirement that Nexstar Broadcasting maintain a consolidated minimum interest coverage ratio and a consolidated maximum senior leverage ratio and institutes the requirement to maintain a consolidated maximum first lien indebtedness ratio, based on the aggregate first-lien indebtedness maintained by Nexstar and Mission, and (ii) changes the maximum and minimum

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

covenant levels applicable to such financial ratios. Additionally, the Credit Agreement removes mandatory quarterly repayments based on a computation of excess cash flow for the preceding fiscal year.

On April 19, 2010, Nexstar Broadcasting and Mission, as co-issuers, also completed the issuance and sale of $325.0 million of 8.875% senior secured second lien notes due 2017. Nexstar Broadcasting and Mission used the net proceeds of the offering, which was approximately $316.8 million, and cash on hand to pay off $218.3 million of the outstanding term loans and $53.3 million of the outstanding revolving loans borrowed under the previous Nexstar and Mission Credit Agreements to repurchase $34.3 million of Nexstar Broadcasting’s outstanding Senior Subordinated PIK Notes due 2014, to pay related fees and expenses and for general corporate purposes.

In March through May 2010, Nexstar Broadcasting purchased an additional $3.0 million of its 13.5% Senior Subordinated PIK Notes due 2014. On September 15, 2010, Nexstar Broadcasting elected to redeem the remaining balance of $5.3 million of its 13.5% Senior Subordinated PIK Notes due 2014 at the redemption price of 109.75% of the outstanding amount thereof together with accrued and unpaid interest on the notes to the redemption date. In June through August 2010, Nexstar Broadcasting purchased a total of $6.7 million of its 7% Senior Subordinated PIK Notes and $0.9 million of its 7% Senior Subordinated Notes.

In conjunction with the amendments to the credit agreements and issuance of the 8.875% senior secured second lien notes due 2014, approximately $4.4 million of professional and legal fees were capitalized as debt finance cost, included in other noncurrent assets, net on the balance sheet, and are being amortized over the term of the related agreements. These transactions resulted in a loss on debt extinguishment of approximately $7.9 million for the nine months ended September 30, 2010, including approximately $2.5 million Nexstar Broadcasting and Mission paid to the creditors related to debt amendments.

The Nexstar Broadcasting Senior Secured Credit Facility

The Nexstar Broadcasting senior secured credit facility consists of a Term Loan B and a $65.0 million revolving loan. As of September 30, 2010 and December 31, 2009, Nexstar Broadcasting had $60.8 million and $156.3 million, respectively, outstanding under its Term Loan B and no amounts and $70.0 million, respectively, outstanding under its revolving loan.

The Term Loan B, which matures in September 2016, is payable in consecutive quarterly installments of 0.25%, with the remaining 94% due at maturity. The first installment after the amendment to the credit agreement commenced in the third quarter of 2010. During the nine months ended September 30, 2010, repayments of Nexstar Broadcasting’s Term Loan B totaled $95.5 million including $92.4 million paid on April 19, 2010 in connection with the amendment to the credit facility and $3.1 million of scheduled maturities and a mandatory excess cash flow payment in the first quarter of 2010 as required under the terms of the previous credit facilities.

The revolving loan is not subject to incremental reduction and matures in December 2013. During the nine months ended September 30, 2010, repayments of Nexstar Broadcasting’s revolving loan totaled $70.0 million, including $50.0 million paid on April 19, 2010, in connection with the amendment to the credit facility, a $1.0 mandatory excess cash flow payment as required under the terms of the previous revolving credit facility and voluntary payments made in the first and third quarters of 2010. There was no outstanding revolving loan balance at September 30, 2010.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

The total weighted-average interest rate of the Nexstar Broadcasting senior secured credit facility was 5.0% at each of September 30, 2010 and December 31, 2009. Interest is payable periodically based on the type of interest rate selected. Additionally, Nexstar Broadcasting is required to pay quarterly commitment fees on the unused portion of its revolving loan commitment of 0.75% per annum.

The Mission Senior Secured Credit Facility

The Mission senior secured credit facility consists of a Term Loan B and a $10.0 million revolving loan. As of September 30, 2010 and December 31, 2009, Mission had $38.9 million and $165.4 million, respectively, outstanding under its Term Loan B and no amounts and $7.0 million, respectively, outstanding under its revolving loan.

Terms of the Mission senior secured credit facility, including repayment, maturity and interest rates, are the same as the terms of the Nexstar senior secured credit facility described above. The total weighted average interest rate of the Mission senior secured credit facility was 5.0% at September 30, 2010 and December 31, 2009. Additionally, Mission is required to pay quarterly commitment fees on the unused portion of its revolving loan commitment of 0.75% per annum.

During the nine months ended September 30, 2010, repayments of Mission’s Term Loan B totaled $126.5 million, including $125.9 million paid on April 19, 2010, in connection with the amendment to the credit facility, and $0.6 million of scheduled maturities.

The revolving loan is not subject to incremental reduction and matures in December 2013. During the nine months ended September 30, 2010, repayments of Mission’s revolving loan totaled $7.0 million, including $3.3 million paid on April 19, 2010, in connection with the amendment to the credit facility and voluntary payments made in the second quarter of 2010. There was no outstanding revolving loan balance at September 30, 2010.

Unused Commitments and Borrowing Availability

Nexstar and Mission had $75.0 million of total unused revolving loan commitments under their respective credit facilities, all of which was available for borrowing, based on the covenant calculations as of September 30, 2010.

Debt Covenants

The Nexstar senior secured credit facility contains covenants which require the Company to comply with certain financial covenant ratios, including (1) a maximum consolidated total leverage ratio of Nexstar Broadcasting and Mission of 8.75 to 1.00 at September 30, 2010, (2) a minimum consolidated first lien indebtedness ratio of 2.50 to 1.00 at any time, (3) a maximum consolidated fixed charge coverage ratio of 1.10 to 1.00 at any time. The covenants, which are formally calculated on a quarterly basis, are based on the combined results of Nexstar Broadcasting and Mission. Mission’s bank credit facility agreement does not contain financial covenant ratio requirements, but does provide for default in the event Nexstar does not comply with all covenants contained in its credit agreement. As of September 30, 2010, we are in compliance with all of our covenants.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

Collateralization and Guarantees of Debt

The bank credit facilities described above are collateralized by a security interest in substantially all the combined assets, excluding FCC licenses, of Nexstar and Mission. Nexstar and its subsidiaries guarantee full payment of all obligations incurred under the Mission senior secured credit facility in the event of Mission’s default. Similarly, Mission is a guarantor of the Nexstar senior secured credit facility and the senior subordinated notes issued by Nexstar Broadcasting.

In consideration of Nexstar’s guarantee of Mission’s senior secured credit facility, the sole shareholder of Mission has granted Nexstar a purchase option to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent. These option agreements (which expire on various dates between 2011 and 2018) are freely exercisable or assignable by Nexstar without consent or approval by the sole shareholder of Mission. The Company expects these option agreements, if unexercised, will be renewed upon expiration.

8.875% Senior Secured Second Lien Notes

On April 19, 2010, Nexstar Broadcasting and Mission, as co-issuers, completed the issuance and sale of $325.0 million aggregate principal amount of senior secured second lien notes due 2017. The Notes will mature on April 15, 2017. Interest on the Notes accrues at a rate of 8.875% per annum and is payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2010.

The Notes were issued pursuant to an Indenture, dated as of April 19, 2010 (the “Indenture”), by and among Nexstar Broadcasting and Mission, as co-issuers, Nexstar, as guarantor, and The Bank of New York Mellon, as trustee and collateral agent. Nexstar Broadcasting’s and Mission’s obligations under the Notes are jointly and severally, fully and unconditionally guaranteed by Nexstar and all of Nexstar Broadcasting’s and Mission’s future 100% owned domestic subsidiaries.

The Notes are secured by second-priority liens, subject to certain exceptions and permitted liens, on all of the assets that secure Nexstar Broadcasting’s and Mission’s senior secured credit facilities on a first-priority lien basis. The Notes and the guarantees are Nexstar Broadcasting’s, Mission’s and the guarantors’ senior secured obligations, rank equal in right of payment with all of Nexstar Broadcasting’s, Mission’s and the guarantors’ existing and future senior indebtedness and rank senior in right of payment to all of Nexstar Broadcasting’s, Mission’s and the guarantors’ future subordinated indebtedness. The Notes and the guarantees are effectively junior to Nexstar Broadcasting’s, Mission’s and the guarantors’ obligations which are either secured by assets that are not collateral or which are secured on a first priority basis, including borrowings under Nexstar Broadcasting’s and Mission’s senior secured credit facilities, in each case, to the extent of the value of the assets securing such obligations.

Nexstar Broadcasting and Mission have the option to redeem all or a portion of the Notes at any time prior to April 15, 2014 at a price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest to the redemption date plus applicable premium as of the date of redemption. At any time on or after April 15, 2014, Nexstar Broadcasting and Mission may redeem the Notes, in whole or in part, at the redemption prices set forth in the Indenture. At any time before April 15, 2013, Nexstar Broadcasting and Mission may also redeem up to 35% of the aggregate principal amount of the Notes at a redemption price of 108.875% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, with the proceeds of certain equity offerings.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

Upon the occurrence of a change of control (as defined in the Indenture), each holder of the Notes may require Nexstar Broadcasting and Mission to repurchase all or a portion of the Notes in cash at a price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, thereon to the date of repurchase.

The Indenture contains covenants that limit, among other things, Nexstar Broadcasting’s and Mission’s ability to (1) incur additional debt and issue preferred stock, (2) make certain restricted payments, (3) consummate specified asset sales, (4) enter into transactions with affiliates, (5) create liens, (6) pay dividends or make other distributions, (7) make certain investments, (8) merge or consolidate with another person and (9) enter new lines of business.

The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the Indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. The Indenture also provides for events of default with respect to the collateral, which include (i) default in the performance of the security documents which adversely affects the enforceability, validity, perfection or priority of the second priority liens on any collateral, individually or in the aggregate, having a fair market value in excess of $10.0 million, (ii) repudiation or disaffirmation by Nexstar Broadcasting, Mission or any guarantor of material obligations under the security documents, and (iii) the determination in a judicial proceeding that the security documents are unenforceable or invalid against Nexstar Broadcasting, Mission or any guarantor for any reason with respect to any collateral, individually or in the aggregate, having a fair market value in excess of $10.0 million. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding Notes may declare the principal of and accrued but unpaid interest, including additional interest, on all the Notes to be due and payable.

In connection with the offering of the Notes, Nexstar Broadcasting and Mission have agreed, pursuant to a Registration Rights Agreement, dated April 19, 2010 (the “Registration Rights Agreement”), by and among Nexstar Broadcasting, Mission, Nexstar and Banc of America Securities LLC, UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets Corporation, to (i) cause to be filed with the SEC no later than 270 days after the date of issuance of the Notes, a registration statement under the Securities Act, relating to an offer to exchange the Notes for new notes (the “Exchange Notes”), evidencing the same continuing indebtedness as the Notes and with terms substantially identical to the Notes except that the Exchange Notes will not be subject to restrictions on transfer in the United States, (ii) use their reasonable best efforts to cause such registration statement to become effective no later than 365 days after the date of issuance of the Notes, (iii) in connection with the foregoing, (A) file all pre-effective amendments to such registration statement as may be necessary in order to cause such registration statement to become effective, (B) if applicable, file a post-effective amendment to such registration statement and (C) cause all necessary filings in connection with the registration and qualification of the Exchange Notes to be made under the state securities or blue sky laws of such jurisdictions as are necessary to permit consummation of the exchange offer, and (iv) upon the effectiveness of such registration statement, commence the exchange offer and issue Exchange Notes in exchange for all Notes tendered pursuant to the exchange offer. In certain circumstances, Nexstar Broadcasting and Mission will file and cause to become effective a shelf registration statement relating to resales of any Notes and use their reasonable best efforts to maintain the effectiveness of the shelf registration statement for at least one year or such lesser period after which all of the notes registered therein have been sold. If Nexstar Broadcasting and Mission fail to satisfy these obligations as set forth in the Registration Rights Agreement, they will be required to pay additional interest to the holders of the Notes. The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default (as defined in the Registration

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

Rights Agreement), and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. Nexstar Broadcasting and Mission will pay such additional interest on regular interest payment dates until the cure of all the Registration Defaults relating to the Notes at which time the interest rate on the Notes will revert to the original interest rate on the Notes. Such additional interest will be in addition to any other interest payable from time to time with respect to Notes.

The Company incurred approximately $1.9 million in professional fees related to the transaction, which were capitalized as debt finance cost, included in other noncurrent assets, net on the balance sheet, and are being amortized over the term of the Notes.

Senior Subordinated PIK Notes

On March 31, 2010, Nexstar Broadcasting purchased approximately $1.0 million of principal of the Senior Subordinated PIK Notes due 2014 at 90%. On April 30, 2010, Nexstar Broadcasting completed the cash tender offer to repurchase $34.3 million of principal of the Senior Subordinated PIK Notes at 104.5%. On May 25, 2010, Nexstar Broadcasting repurchased approximately $2.0 million of principal of the Senior Subordinated PIK Notes due 2014 at 106.5%. On September 15, 2010, Nexstar Broadcasting redeemed the remaining $5.3 million of principal of the Senior Subordinated PIK Notes due 2014 at 109.75%. These transactions resulted in a loss of approximately $2.6 million.

7% Senior Subordinated PIK Notes

On June 30, 2010, Nexstar Broadcasting purchased approximately $2.0 million of principal of the 7% Senior Subordinated PIK Notes due 2014 at 90.25%. In July 2010, Nexstar Broadcasting purchased approximately $2.0 million, $1.0 million and $1.7 million of principal of the 7% Senior Subordinated PIK Notes due 2014 at 90%, 89.8% and 88.8%, respectively. The transactions resulted in gains totaling approximately $0.6 million.

7% Senior Subordinated Notes due 2014

In July and August 2010, Nexstar Broadcasting repurchased approximately $0.9 million of principal of the 7% Senior Subordinated Notes due 2014 at 93%, resulting in a gain of approximately $0.1 million.

Fair Value of Debt

The aggregate carrying amounts and estimated fair value of Nexstar’s and Mission’s debt were as follows (in thousands):

	September 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Term loans(1)	$99,750	$99,003	$321,689	$301,254
Revolving credit facilities(1)	$—	$—	$77,000	$72,865
8.875% senior secured second lien notes(2)	$317,217	$338,000	$—	$—
7% senior subordinated notes(2)	$46,214	$44,641	$46,981	$36,645
7% senior subordinated PIK notes(2)	$132,797	$124,337	$132,296	$103,191
11.375% senior discount notes(2)	$49,981	$49,231	$49,981	$41,734
Senior subordinated PIK notes(2)	$—	$—	$42,427	$28,214

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

(1)	The fair value of bank credit facilities is computed based on borrowing rates currently available to Nexstar and Mission for bank loans with similar terms and average maturities.
(2)	The fair value of Nexstar’s fixed rate debt is estimated based on bid prices obtained from an investment banking firm that regularly makes a market for these financial instruments.

8. Contract Termination

On March 31, 2008, Nexstar signed a ten year agreement for national sales representation with two units of Katz Television Group, a subsidiary of Katz Media Group (“Katz”), transferring 24 stations in 14 of its markets from Petry Television Inc. (“Petry”) and Blair Television Inc. (“Blair”). Nexstar, Blair, Petry and Katz entered into a termination and mutual release agreement under which Blair agreed to release Nexstar from its future contractual obligations in exchange for payments totaling $8.0 million. The payments will be paid by Katz on behalf of Nexstar as an inducement for Nexstar to enter into the new long-term contract with Katz. The liability established as a result of the termination represents an incentive received from Katz that will be accounted for as a termination obligation, and will be recognized as a non-cash reduction to operating expenses over the term of the agreement with Katz. As of September 30, 2010, the current portion of this deferred amount of approximately $0.7 million was included in other current liabilities and the long-term portion in the amount of approximately $5.1 million was included in deferred representation fee incentive in the accompanying condensed balance sheet. The Company recognized $0.2 million of these incentives as a reduction in selling, general, and administrative expense for each of the three months ended September 30, 2010 and 2009 and $0.5 million for each of the nine months then ended.

9. Other Non-Current Liabilities

Other non-current liabilities consist of the following (in thousands):

	September 30, 2010	December 31, 2009
Deferred tower rent	$7,927	$7,679
Software agreement obligation	3,655	3,931
Other	1,832	2,200

	$13,414	$13,810

10. Stock-Based Compensation Plans

Nexstar’s employee compensation plans (the “Equity Plans”) provide for the granting of stock options, stock appreciation rights, restricted stock and performance awards to directors, employees of Nexstar or consultants. A maximum of 4,500,000 shares of Nexstar’s Class A common stock can be issued under the Equity Plans and as of September 30, 2010, a total of 763,000 shares were available for future grant. Employee stock options are granted with an exercise price at least equal to the fair market value of the underlying shares of common stock on the date of the grant, vest over five years and expire ten years from the date of grant.

11. Gain on Asset Exchange

In 2004, the FCC approved a spectrum allocation exchange between Sprint Nextel Corporation (“Nextel”) and public safety entities to eliminate interference being caused to public safety radio licensees by Nextel’s operations. As part of this spectrum exchange, the FCC granted Nextel the right to certain spectrum within the

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Gain on Asset Exchange—(Continued)

1.9 GHz band that is currently used by television broadcasters. In order to utilize this spectrum, Nextel is required to relocate the broadcasters to new spectrum by replacing all analog equipment currently used by broadcasters with comparable digital equipment. The Company has agreed to accept the substitute equipment that Nextel will provide and in turn must relinquish its existing equipment back to Nextel. This transition began on a market by market basis beginning in the second quarter of 2007. The equipment the Company receives under this arrangement is recorded at their estimated fair market value and depreciated over estimated useful lives ranging from 5 to 15 years. Management’s determination of the fair market value is derived from the most recent prices paid to manufacturers and vendors for the specific equipment acquired. As equipment is exchanged, the Company records a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished. The transaction was completed in the first quarter of 2010. The Company recognized gains from the exchange of this equipment of $2.6 million for the three months ended September 30, 2009, and $30 thousand and $6.7 million, for the nine months ended September 30, 2010 and 2009, respectively.

12. Income Taxes

The Company’s provision for income taxes is primarily comprised of deferred income taxes resulting from the amortization of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes. These deferred tax liabilities do not reverse on a scheduled basis and are not used to support the realization of deferred tax assets. The Company’s deferred tax assets primarily result from federal and state net operating loss carryforwards (“NOLs”). The Company’s NOLs are available to reduce future taxable income if utilized before their expiration. The Company has provided a valuation allowance for certain deferred tax assets as it does not believe they are more likely than not be realized through future taxable earnings.

As of December 31, 2009, the Company had gross unrecognized tax benefits of approximately $3.7 million, which did not materially change as of September 30, 2010. If recognized, this amount would result in a favorable effect on the Company’s effective tax rate excluding the impact on the Company’s valuation allowance. As of September 30, 2010, the Company has not accrued interest on the unrecognized tax benefits as an unfavorable outcome upon examination would not result in a cash outlay but would reduce NOLs subject to a valuation allowance. The Company does not expect the amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal tax examinations for years after 2005. Additionally, any NOLs that were generated in prior years and will be utilized in the future may also be subject to examination by the Internal Revenue Service. State jurisdictions that remain subject to examination are not considered significant.

13. FCC Regulatory Matters

Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the “Communications Act”). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC, and empowers the FCC, among other things, to issue, revoke, and modify broadcasting licenses, determine the location of television stations, regulate the equipment used by television stations, adopt regulations to carry out the provisions of the Communications Act and impose penalties for the violation of such regulations. The FCC’s ongoing rule making proceedings could have a significant future impact on the television industry and on the operation of the Company’s stations and the stations it provides services to. In addition, the U.S. Congress may act to amend the Communications Act in a manner that could impact the Company’s stations, the stations it provides services to and the television broadcast industry in general.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. FCC Regulatory Matters—(Continued)

The FCC has initiated a proceeding with respect to the conversion of existing low power and television translator stations to digital operations. The FCC has asked for comment on whether to adopt a date in 2012 by which such analog low power and television translator stations must cease analog operations. The Company holds three low power analog station licenses and 13 analog television translator station licenses which will need to transition to digital operations by the final transition date established by the FCC.

Media Ownership

In 2006, the FCC initiated a rulemaking proceeding which provides for a comprehensive review of all of its media ownership rules, as required by the Communications Act. The Commission considered rules relating to ownership of two or more TV stations in a market, ownership of local TV and radio stations by daily newspapers in the same market, cross-ownership of local TV and radio stations, and changes to how the national TV ownership limits are calculated. In February 2008, the FCC adopted modest changes to its newspaper broadcast cross-ownership rule while retaining the rest of its ownership rules then currently in effect. Multiple challenges to this proceeding were filed with the U.S. Courts of Appeal. The court proceedings remain pending.

The FCC is required by statute to review its media ownership rules every four years and to eliminate those rules it finds no longer serve the “public interest, convenience and necessity”. During 2009, the FCC held a series of hearings designed to evaluate possible changes to its rules. In May 2010, the FCC formally initiated its 2010 review of its media ownership rules with the issuance of a Notice of Inquiry (NOI). The NOI is intended to assist the Commission in establishing a framework within which to analyze whether its media ownership rules remain “necessary in the public interest as a result of competition,” due to the dramatic changes occurring in the media marketplace. Numerous parties have filed comments and reply comments in response to the NOI. In June 2010, the FCC issued a Request for Proposal with respect to nine economic studies related to its media ownership rules. These studies have not yet been provided to the general public for review and comment. We believe that upon completion of the studies the next step will be for the FCC to issue a Notice of Proposed Rulemaking (NPRM) to seek comment on specific proposed changes to its ownership rules. We cannot predict when the FCC will issue this NPRM but anticipate it will be sometime in 2011.

14. Commitments and Contingencies

Guarantee of Mission Debt

Nexstar and its subsidiaries guarantee full payment of all obligations incurred under Mission’s senior secured credit facility agreement and 8.875% senior secured second lien notes due 2017. In the event that Mission is unable to repay amounts due, Nexstar will be obligated to repay such amounts. The maximum potential amount of future payments that Nexstar would be required to make under this guarantee would be generally limited to the amount of borrowings outstanding. At September 30, 2010, Mission had $38.9 million outstanding under its senior secured credit facility and $135.3 million outstanding 8.875% senior secured second lien notes.

Indemnification Obligations

In connection with certain agreements that the Company enters into in the normal course of its business, including local service agreements, business acquisitions and borrowing arrangements, the Company enters into contractual arrangements under which the Company agrees to indemnify the third party to such arrangement from losses, claims and damages incurred by the indemnified party for certain events as defined within the particular contract. Such indemnification obligations may not be subject to maximum loss clauses and the maximum potential amount of future payments the Company could be required to make under these indemnification arrangements may be unlimited. Historically, payments made related to these indemnifications have been immaterial and the Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Commitments and Contingencies—(Continued)

Litigation

From time to time, the Company is involved with claims that arise out of the normal course of its business. In the opinion of management, any resulting liability with respect to these claims would not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

15. Condensed Consolidating Financial Information

The following condensed consolidating financial information presents the financial position, results of operations and cash flows of the Company, each of its 100%, directly or indirectly, owned subsidiaries. This information is presented in lieu of separate financial statements and other related disclosures pursuant to Regulation S-X Rule 3-10 of the Securities Exchange Act of 1934, as amended, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or being Registered.”

The Nexstar column presents the parent company’s financial information (not including any subsidiaries). The Nexstar Holdings column presents its financial information (not including any subsidiaries). The Nexstar Broadcasting column presents the financial information of Nexstar Broadcasting. The Mission column presents the financial information of Mission, an entity which Nexstar Broadcasting is required to consolidate as a variable interest entity (see Note 2).

The Company and its subsidiaries have the following notes outstanding:

1.	Nexstar Holdings, which is a wholly-owned subsidiary of Nexstar, has 11.375% senior discount notes (“11.375% Notes”) due in 2013. The 11.375% Notes are fully and unconditionally guaranteed by Nexstar but not guaranteed by any other entities.

2.	Nexstar Broadcasting, which is a wholly-owned subsidiary of Nexstar Holdings, has the following notes outstanding:

(a)	7% Senior Subordinated Notes (“7% Notes”) due 2014. The 7% Notes are fully and unconditionally guaranteed by Nexstar and Mission. These notes are not guaranteed by any other entities.

(b)	7% Senior Subordinated PIK Notes due 2014 (“7% PIK Notes”). The 7% PIK Notes are fully and unconditionally guaranteed by Nexstar and Mission. These notes are not guaranteed by any other entities.

(c)	8.875% Senior Secured Second Lien Notes due 2017 (“8.875% Senior Secured Second Lien Notes”). The 8.875% Senior Secured Second Lien Notes are co-issued by Nexstar Broadcasting and Mission, jointly and severally, and fully and unconditionally guaranteed by Nexstar and Mission. The net proceeds to Mission and Nexstar from the sale of the Notes were approximately $316.8 million, net of approximately $8.2 million original issuance discount. Mission received $131.9 million of the net proceeds and $184.9 million was received by Nexstar Broadcasting. As the obligations under the Notes are joint and several to Nexstar Broadcasting and Mission, each entity reflects the full amount of the Notes and related accrued interest in their separate financial statements. Further, the portions of the net proceeds and related accrued interest attributable to the respective co-issuer are reflected as a reduction to equity (due from affiliate) in their separate financial statements given the common control nature of the entities.

Neither Mission nor Nexstar Broadcasting has any subsidiaries.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Consolidating Financial Information—(Continued)

Balance Sheet

September 30, 2010

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
ASSETS
Current assets:
Cash and cash equivalents	$—	$14,701	$3,062	$—	$—	$17,763
Due from Mission	—	10,741	—	—	(10,741)	—
Other current assets	—	77,052	5,563	—	—	82,615

Total current assets	—	102,494	8,625	—	(10,741)	100,378
Amounts due from subsidiary eliminated upon consolidation	6,009	—	—	—	(6,009)	—
Amounts due from parents eliminated upon consolidation	—	4,502	—	—	(4,502)	—
Property and equipment, net	—	113,068	26,485	—	—	139,553
Goodwill	—	90,330	18,729	—	—	109,059
FCC licenses	—	106,789	20,698	—	—	127,487
Other intangible assets, net	—	86,709	21,656	—	—	108,365
Other noncurrent assets	—	18,099	4,022	615	—	22,736

Total assets	$6,009	$521,991	$100,215	$615	$(21,252)	$607,578

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of debt	$—	$610	$390	$—	$—	$1,000
Due to Nexstar Broadcasting	—	—	10,741	—	(10,741)	—
Other current liabilities	—	59,999	18,280	2,843	(12,900)	68,222

Total current liabilities	—	60,609	29,411	2,843	(23,641)	69,222
Debt		556,465	355,730	49,981	(317,217)	644,959
Investments in subsidiaries eliminated upon consolidation	223,264	—	—	160,542	(383,806)	—
Amounts due to subsidiary eliminated upon consolidation	—	—	—	10,511	(10,511)	—
Other noncurrent liabilities	(3)	65,459	17,794	2	—	83,252

Total liabilities	223,261	682,533	402,935	223,879	(735,175)	797,433

Stockholders’ deficit:
Common stock	284	—	—	—	—	284
Other stockholders’ deficit	(217,536)	(160,542)	(302,720)	(223,264)	713,923	(190,139)

Total stockholders’ deficit	(217,252)	(160,542)	(302,720)	(223,264)	713,923	(189,855)

Total liabilities and stockholders’ deficit	$6,009	$521,991	$100,215	$615	$(21,252)	$607,578

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Consolidating Financial Information—(Continued)

BALANCE SHEET

December 31, 2009

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
ASSETS
Current assets:
Cash and cash equivalents	$—	$11,849	$903	$—	$—	$12,752
Due from Mission	—	13,370	—	—	(13,370)	—
Other current assets	—	75,466	4,668	—	—	80,134

Total current assets	—	100,685	5,571	—	(13,370)	92,886
Amounts due from subsidiary eliminated upon consolidation	3,513	—	—	—	(3,513)	—
Amounts due from parents eliminated upon consolidation	—	4,146	—	—	(4,146)	—
Property and equipment, net	—	115,671	28,610	—	—	144,281
Goodwill	—	90,330	18,729	—	—	109,059
FCC licenses	—	106,789	20,698	—	—	127,487
Other intangible assets, net	—	100,699	25,517	—	—	126,216
Other noncurrent assets	—	15,197	3,906	794	—	19,897

Total assets	$3,513	$533,517	$103,031	$794	$(21,029)	$619,826

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of debt	$—	$5,358	$1,727	$—	$—	$7,085
Due to Nexstar Broadcasting	—	—	13,370	—	(13,370)	—
Other current liabilities	—	42,331	5,174	1,421	—	48,926

Total current liabilities	—	47,689	20,271	1,421	(13,370)	56,011
Debt	—	442,675	170,633	49,981	—	663,289
Investments in subsidiaries eliminated upon consolidation	75,125	—	—	16,856	(91,981)	—
Amounts due to subsidiary eliminated upon consolidation	—	—	—	7,659	(7,659)	—
Other noncurrent liabilities	(3)	60,009	16,781	2	—	76,789

Total liabilities	75,122	550,373	207,685	75,919	(113,010)	796,089

Stockholders’ deficit:
Common stock	284	—	—	—	—	284
Other stockholders’ deficit	(71,893)	(16,856)	(104,654)	(75,125)	91,981	(176,547)

Total stockholders’ deficit	(71,609)	(16,856)	(104,654)	(75,125)	91,981	(176,263)

Total liabilities and stockholders’ deficit	$3,513	$533,517	$103,031	$794	$(21,029)	$619,826

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Consolidating Financial Information—(Continued)

Statement of Operations

For the Three Months Ended September 30, 2010

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Net broadcast revenue (including trade and barter)	$—	$70,731	$2,395	$—	$—	$73,126
Revenue between consolidated entities	—	1,785	6,813	—	(8,598)	—

Net revenue	—	72,516	9,208	—	(8,598)	73,126

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	—	18,357	1,312	—	—	19,669
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	—	23,378	608	—	—	23,986
Local service agreement fees between consolidated entities	—	6,813	1,785	—	(8,598)	—
Amortization of broadcast rights	—	4,481	940	—	—	5,421
Amortization of intangible assets	—	4,645	1,287	—	—	5,932
Depreciation	—	4,511	741	—	—	5,252
Loss on asset disposal, net	—	8	2	—	—	10

Total operating expenses	—	62,193	6,675	—	(8,598)	60,270

Income from operations	—	10,323	2,533	—	—	12,856
Interest expense, including amortization of debt financing costs	—	(9,167)	(3,662)	(1,481)	—	(14,310)
Loss on extinguishment of debt	—	(65)	—	—	—	(65)
Equity in loss of subsidiaries	(1,561)	—	—	(80)	1,641	—
Other income, net	—	1	—	—	—	1

(Loss) income before income taxes	(1,561)	1,092	(1,129)	(1,561)	1,641	(1,518)
Income tax expense	—	(1,172)	(305)	—	—	(1,477)

Net loss	$(1,561)	$(80)	$(1,434)	$(1,561)	$1,641	$(2,995)

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Consolidating Financial Information—(Continued)

Statement of Operations

For the Three Months Ended September 30, 2009

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Net broadcast revenue (including trade and barter)	$—	$58,265	$2,134	$—	$—	$60,399
Revenue between consolidated entities	—	1,800	5,808	—	(7,608)	—

Net revenue	—	60,065	7,942	—	(7,608)	60,399

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	—	17,503	1,223	—	—	18,726
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	—	20,799	822	7	—	21,628
Local service agreement fees between consolidated entities	—	5,808	1,800	—	(7,608)	—
Impairment of goodwill and intangible assets	—	13,906	2,258	—	—	16,164
Amortization of broadcast rights	—	7,340	1,430	—	—	8,770
Amortization of intangible assets	—	4,649	1,287	—	—	5,936
Depreciation	—	4,585	828	—	—	5,413
Gain on asset exchange	—	(1,258)	(1,354)	—	—	(2,612)
Loss (gain) on asset disposal, net	—	16	(9)	—	—	7

Total operating expenses	—	73,348	8,285	7	(7,608)	74,032

Loss from operations	—	(13,283)	(343)	(7)	—	(13,633)
Interest expense, including amortization of debt financing costs	—	(6,135)	(1,052)	(1,481)	—	(8,668)
Equity in loss of subsidiaries	(16,948)	—	—	(15,460)	32,408	—
Other income, net	—	4	1	—	—	5

Loss before income taxes	(16,948)	(19,414)	(1,394)	(16,948)	32,408	(22,296)
Income tax benefit (expense)	—	3,955	(50)	—	—	3,905

Net loss	$(16,948)	$(15,459)	$(1,444)	$(16,948)	$32,408	$(18,391)

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Consolidating Financial Information—(Continued)

Statement of Operations

For the Nine Months Ended September 30, 2010

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Net broadcast revenue (including trade and barter)	$—	$209,306	$6,988	$—	$—	$216,294
Revenue between consolidated entities	—	5,375	20,558	—	(25,933)	—

Net revenue	—	214,681	27,546	—	(25,933)	216,294

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	—	53,992	4,240	—	—	58,232
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below and inclusive of $1,600 one-time non-cash stock-based compensation expense from May 2010 stock option repricing)	—	70,252	1,738	—	—	71,990
Local service agreement fees between consolidated entities	—	20,558	5,375	—	(25,933)	—
Amortization of broadcast rights	—	12,946	2,782	—	—	15,728
Amortization of intangible assets	—	13,990	3,861	—	—	17,851
Depreciation	—	13,685	2,204	—	—	15,889
Gain on asset exchange	—	(41)	11	—	—	(30)
(Gain) loss on asset disposal, net	—	(24)	20	—	—	(4)

Total operating expenses	—	185,358	20,231	—	(25,933)	179,656

Income from operations	—	29,323	7,315	—	—	36,638
Interest expense, including amortization of debt financing costs	—	(26,360)	(9,346)	(4,452)	—	(40,158)
Loss on extinguishment of debt	—	(5,443)	(2,431)	—	—	(7,874)
Equity in loss of subsidiaries	(10,707)	—	—	(6,255)	16,962	—
Other income, net	—	5	—	—	—	5

Loss before income taxes	(10,707)	(2,475)	(4,462)	(10,707)	16,962	(11,389)
Income tax expense	—	(3,780)	(920)	—	—	(4,700)

Net loss	$(10,707)	$(6,255)	$(5,382)	$(10,707)	$16,962	$(16,089)

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Consolidating Financial Information—(Continued)

Statement of Operations

For the Nine Months Ended September 30, 2009

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Net broadcast revenue (including trade and barter)	$—	$171,711	$6,308	$—	$—	$178,019
Revenue between consolidated entities	—	5,625	18,036	—	(23,661)	—

Net revenue	—	177,336	24,344	—	(23,661)	178,019

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	—	52,503	4,364	—	—	56,867
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	—	64,109	2,164	7	—	66,280
Local service agreement fees between consolidated entities	—	18,036	5,625	—	(23,661)	—
Restructure charge	—	670	—	—	—	670
Non-cash contract termination fees	—	191	—	—	—	191
Impairment of goodwill and intangible assets	—	13,906	2,258	—	—	16,164
Amortization of broadcast rights	—	15,863	3,632	—	—	19,495
Amortization of intangible assets	—	13,911	3,861	—	—	17,772
Depreciation	—	13,282	2,721	—	—	16,003
Gain on asset exchange	—	(4,859)	(1,851)	—	—	(6,710)
Gain on asset disposal, net	—	(2,806)	(7)	—	—	(2,813)

Total operating expenses	—	184,806	22,767	7	(23,661)	183,919

(Loss) income from operations	—	(7,470)	1,577	(7)	—	(5,900)
Interest expense, including amortization of debt financing costs	—	(18,993)	(3,768)	(4,672)	—	(27,433)
Gain on extinguishment of debt	—	565	—	18,002	—	18,567
Equity in loss of subsidiaries	(10,724)	—	—	(24,047)	34,771	—
Other income, net	—	46	4	—	—	50

Loss before income taxes	(10,724)	(25,852)	(2,187)	(10,724)	34,771	(14,716)
Income tax benefit (expense)	—	1,806	(671)	—	—	1,135

Net loss	$(10,724)	$(24,046)	$(2,858)	$(10,724)	$34,771	$(13,581)

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Consolidating Financial Information—(Continued)

Statement of Cash Flows

For the Nine Months Ended September 30, 2010

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Cash flows provided by operating activities	$—	$42,752	$5,983	$—	$—	$48,735

Cash flows from investing activities:
Purchases of property and equipment	—	(11,779)	(103)	—	—	(11,882)
Other investing activities	—	459	—	—	—	459

Net cash used in investing activities	—	(11,320)	(103)	—	—	(11,423)

Cash flows from financing activities:
Proceeds from debt issuance (See Note 7)	—	184,933	131,906	—	—	316,839
Repayment of long-term debt	—	(208,767)	(133,458)	—	—	(342,225)
Other financing activities	—	(4,746)	(2,169)	—	—	(6,915)

Net cash used in financing activities	—	(28,580)	(3,721)	—	—	(32,301)

Net increase in cash and cash equivalents	—	2,852	2,159	—	—	5,011
Cash and cash equivalents at beginning of period	—	11,849	903	—	—	12,752

Cash and cash equivalents at end of period	$—	$14,701	$3,062	$—	$—	$17,763

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Consolidating Financial Information—(Continued)

Statement of Cash Flows

For the Nine Months Ended September 30, 2009

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Cash flows provided by operating activities	$—	$8,908	$1,944	$9,561	$(10,579)	$9,834

Cash flows from investing activities:
Purchases of property and equipment	—	(13,439)	(908)	—	—	(14,347)
Acquisition of broadcast properties and related transaction costs	—	(20,756)	—	—	—	(20,756)
Other investing activities	—	4,997	—	—	—	4,997

Net cash used in investing activities	—	(29,198)	(908)	—	—	(30,106)

Cash flows from financing activities:
Repayment of long-term debt	—	(144,040)	(1,295)	(9,561)	—	(154,896)
Proceeds from revolver draws	—	54,000	—	—	—	54,000
Consideration paid to bondholders for debt exchange	—	(17,677)	—	—	—	(17,677)
Inter-company dividends paid	—	(10,579)	—	—	10,579	—
Issuance of senior subordinated PIK notes in debt exchange	—	142,321	—	—	—	142,321
Other financing activities	—	13	—	—	—	13

Net cash provided by (used in) financing activities	—	24,038	(1,295)	(9,561)	10,579	23,761

Net increase (decrease) in cash and cash equivalents	—	3,748	(259)	—	—	3,489
Cash and cash equivalents at beginning of period	—	14,408	1,426	—	—	15,834

Cash and cash equivalents at end of period	$—	$18,156	$1,167	$—	$—	$19,323

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nexstar Broadcasting Group, Inc:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Nexstar Broadcasting Group, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

March 15, 2010

NEXSTAR BROADCASTING GROUP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

(in thousands, except share information)

	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$12,752	$15,834
Accounts receivable, net of allowance for doubtful accounts of $844 and $832, respectively	62,860	53,190
Current portion of broadcast rights	15,414	14,273
Prepaid expenses and other current assets	1,845	1,562
Deferred tax asset	15	15

Total current assets	92,886	84,874

Property and equipment, net	144,281	135,878
Broadcast rights	10,701	9,289
Goodwill	109,059	115,632
FCC licenses	127,487	125,057
Other intangible assets, net	126,216	149,851
Other noncurrent assets	8,605	5,400
Deferred tax asset	591	606

Total assets	$619,826	$626,587

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of debt	$7,085	$3,485
Current portion of broadcast rights payable	16,447	14,745
Accounts payable	6,812	9,433
Accrued expenses	12,189	12,484
Taxes payable	363	512
Interest payable	4,625	8,591
Deferred revenue	7,424	7,167
Other liabilities	1,066	1,066

Total current liabilities	56,011	57,483

Debt	663,289	658,632
Broadcast rights payable	12,469	10,953
Deferred tax liabilities	38,433	38,664
Deferred revenue	1,999	1,802
Deferred gain on sale of assets	4,495	4,931
Deferred representation fee incentive	5,583	6,003
Other liabilities	13,810	13,275

Total liabilities	796,089	791,743

Commitments and contingencies

Stockholders’ deficit:
Preferred stock—$0.01 par value, authorized 200,000 shares; no shares issued and outstanding at December 31, 2009 and 2008, respectively	—	—
Common stock:
Class A Common—$0.01 par value, authorized 100,000,000 shares; issued and outstanding 15,018,839 and 15,013,839 at December 31, 2009 and 2008, respectively	150	150
Class B Common—$0.01 par value, authorized 20,000,000 shares; issued and outstanding 13,411,588 at both December 31, 2009 and 2008, respectively	134	134
Class C Common—$0.01 par value, authorized 5,000,000 shares; none issued and outstanding at December 31, 2009 and 2008, respectively	—	—
Additional paid-in capital	400,093	398,586
Accumulated deficit	(576,640)	(564,026)

Total stockholders’ deficit	(176,263)	(165,156)

Total liabilities and stockholders’ deficit	$619,826	$626,587

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR BROADCASTING GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands, except per share amounts)

	2009	2008	2007
Net revenue	$251,979	$284,919	$266,801

Operating expenses (income):
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	77,233	78,287	74,128
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	89,525	90,468	86,773
Restructure charge	670	—	—
Non-cash contract termination fees	191	7,167	—
Impairment of goodwill	7,360	38,856	—
Impairment of other intangible assets	8,804	43,539	—
Amortization of broadcast rights	25,263	20,423	21,457
Amortization of intangible assets	23,705	28,129	25,671
Depreciation	21,680	21,024	20,209
Gain on asset exchange	(8,093)	(4,776)	(1,962)
Gain on asset disposal, net	(2,560)	(43)	(17)

Total operating expenses	243,778	323,074	226,259

Income (loss) from operations	8,201	(38,155)	40,542
Interest expense, including amortization of debt financing costs and debt discounts	(39,236)	(48,832)	(55,040)
Gain on extinguishment of debt	18,567	2,897	—
Interest and other income	54	715	532

Loss before income taxes	(12,414)	(83,375)	(13,966)
Income tax (expense) benefit	(200)	5,316	(5,807)

Net loss	$(12,614)	$(78,059)	$(19,773)

Net loss per common share:
Basic and diluted	$(0.44)	$(2.75)	$(0.70)
Weighted average number of common shares outstanding:
Basic and diluted	28,427	28,423	28,401

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR BROADCASTING GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands, except share information)

	Common Stock						Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Class A		Class B		Class C
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2007	14,316,810	$143	13,411,588	$134	662,529	$7	$394,120	$(467,694)	$(73,290)
Adjustment for the cumulative effect of adopting interpretive guidance related to income taxes	—	—	—	—	—	—	—	1,500	1,500
Stock based compensation expense	—	—	—	—	—	—	2,009	—	2,009
Issuance of common shares related to exercise of stock options	24,000	—	—	—	—	—	153	—	153
Issuance of common shares related to restricted stock award	2,500	—	—	—	—	—	11	—	11
Exchange of Class C common shares for Class A common shares	662,529	7	—	—	(662,529)	(7)	—	—	—
Net loss	—	—	—	—	—	—	—	(19,773)	(19,773)

Balance at December 31, 2007	15,005,839	150	13,411,588	134	—	—	396,293	(485,967)	(89,390)
Stock based compensation expense	—	—	—	—	—	—	2,255	—	2,255
Issuance of common shares related to exercise of stock options	8,000	—	—	—	—	—	38	—	38
Net loss	—	—	—	—	—	—	—	(78,059)	(78,059)

Balance at December 31, 2008	15,013,839	150	13,411,588	134	—	—	398,586	(564,026)	(165,156)
Stock based compensation expense	—	—	—	—	—	—	1,494	—	1,494
Issuance of common shares related to exercise of stock options	5,000	—	—	—	—	—	13	—	13
Net loss	—	—	—	—	—	—	—	(12,614)	(12,614)

Balance at December 31, 2009	15,018,839	$150	13,411,588	$134	—	$—	$400,093	$(576,640)	$(176,263)

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR BROADCASTING GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands)

	2009	2008	2007
Cash flows from operating activities:
Net loss	$(12,614)	$(78,059)	$(19,773)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	(216)	(5,877)	5,380
Provision for bad debts	1,159	959	1,112
Depreciation of property and equipment	21,680	21,024	20,209
Amortization of intangible assets	23,705	28,129	25,671
Amortization of debt financing costs	1,483	1,099	1,067
Amortization of broadcast rights, excluding barter	13,248	8,718	9,050
Impairment of goodwill and intangible assets	16,164	82,395	—
Amortization of deferred representation fee incentive	(611)	(442)	—
Payments for broadcast rights	(9,315)	(8,239)	(8,376)
Gain on asset disposal, net	(2,560)	(43)	(17)
Payment-in-kind interest on debt	5,201	2,137	—
Gain on asset exchange	(8,093)	(4,776)	(1,962)
Gain on extinguishment of debt	(18,567)	(2,897)	—
Deferred gain recognition	(436)	(437)	(436)
Amortization of debt discount	7,033	3,983	13,526
Stock-based compensation expense including restricted stock award	1,494	2,255	2,020
Non-cash contract termination	191	7,167	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(10,420)	2,278	(7,947)
Prepaid expenses and other current assets	(542)	1,236	(167)
Taxes receivable	—	351	(104)
Other noncurrent assets	279	(489)	(546)
Accounts payable and accrued expenses	(2,144)	(2,739)	(2,618)
Taxes payable	(149)	34	478
Interest payable	(3,966)	2,092	(158)
Deferred revenue	454	304	114
Other noncurrent liabilities	535	485	464

Net cash provided by operating activities	22,993	60,648	36,987

Cash flows from investing activities:
Additions to property and equipment	(19,028)	(30,793)	(18,541)
Proceeds from sale of assets	190	106	320
Acquisition of broadcast properties	(20,756)	(7,923)	—
Down payment on acquisition of station	—	(400)	(387)
Proceeds from insurance on casualty loss	4,004	518	—

Net cash used for investing activities	(35,590)	(38,492)	(18,608)

Cash flows from financing activities:
Repayment of long-term debt	(21,446)	(110,282)	(21,485)
Proceeds from long-term debt	54,000	53,000	8,000
Consideration paid to bondholders for debt exchange	(17,677)	—	—
Proceeds from issuance of common shares related to exercise of stock options	13	38	153
Payments for debt financing costs	(5,375)	(304)	—
Proceeds from senior subordinated PIK notes	—	35,000	—

Net cash provided by (used for) financing activities	9,515	(22,548)	(13,332)

Net increase (decrease) in cash and cash equivalents	(3,082)	(392)	5,047
Cash and cash equivalents at beginning of year	15,834	16,226	11,179

Cash and cash equivalents at end of year	$12,752	$15,834	$16,226

Supplemental schedule of cash flow information:

Cash paid during the period for:
Interest	$29,215	$39,036	$40,575

Income taxes, net	$523	$178	$51

Non-cash investing activities:
Capitalization of software	$—	$4,976	$—
Acquisition of equipment	$793	$1,792	$—

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Operations

As of December 31, 2009, Nexstar Broadcasting Group, Inc. (“Nexstar”) owned, operated, programmed or provided sales and other services to 59 television stations, all of which were affiliated with the NBC, ABC, CBS, Fox, MyNetworkTV, The CW, ThisTV, RTN, Azteca America or Telemundo television networks, in markets located in New York, Pennsylvania, Illinois, Indiana, Missouri, Texas, Louisiana, Arkansas, Alabama, Utah, Florida, Montana, Rhode Island and Maryland. Through various local service agreements, Nexstar provided sales, programming and other services to 25 stations owned and/or operated by independent third parties. Nexstar operates in one reportable television broadcasting segment. The economic characteristics, services, production process, customer type and distribution methods for Nexstar’s operations are substantially similar and are therefore aggregated as a single reportable segment.

Nexstar is highly leveraged, which makes it vulnerable to changes in general economic conditions. Nexstar’s ability to repay or refinance its debt will depend on, among other things, financial, business, market, competitive and other conditions, many of which are beyond Nexstar’s control.

Disruptions in the capital and credit markets, as have been experienced during 2008 and 2009, could adversely affect our ability to draw on our bank revolving credit facilities. Our access to funds under the revolving credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Liquidity and Management Plans

Our senior secured credit facility agreement contains covenants which require us to comply with certain financial ratios, including: (a) maximum total and senior leverage ratios, (b) a minimum interest coverage ratio, and (c) a minimum fixed charge coverage ratio. The covenants, which are calculated on a quarterly basis, include the combined results of Nexstar Broadcasting and Mission. Mission’s senior secured credit facility agreement does not contain financial covenant ratio requirements; however it does include an event of default if Nexstar does not comply with all covenants contained in its credit agreement. The senior subordinated notes and senior discount notes contain restrictive covenants customary for borrowing arrangements of this type. As of December 31, 2009, we were in compliance with all covenants contained in the credit agreements governing our senior secured credit facility and the indentures governing the publicly-held notes.

As of September 30, 2009, we were in compliance with all indentures governing the publicly-held notes. As of September 30, 2009, we were not in compliance with all covenants contained in the credit agreements governing our senior secured credit facility. On October 8, 2009, we amended our credit facility to modify certain covenants. See Note 11 for a more complete discussion of the credit facility amendment. The October 8, 2009 debt amendment contained a limited waiver for the leverage ratios which cured the violation as of September 30, 2009.

On March 30, 2009, we closed an offer to exchange $143,600,000 of the 7% senior subordinated notes due 2014 in exchange for $142,320,761 7% senior subordinated PIK Notes due 2014 (the “PIK Notes”). Based on the financial covenants in the senior secured credit facility, the PIK Notes are not included in the debt amount used to calculate the total leverage ratio until January 2011.

We believe the consummation of the debt amendment will allow us to maintain compliance with all covenants contained in the credit agreements governing our senior secured facility and the indentures governing our publicly held notes for a period of at least the next twelve months from December 31, 2009.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Nexstar and its subsidiaries. Also included in the financial statements are the accounts of independently-owned Mission Broadcasting, Inc. (“Mission”) (Nexstar and Mission are collectively referred to as “the Company”) and may include certain other entities when it is determined that the Company is the primary beneficiary of a variable interest entity (“VIE”) in accordance with interpretive guidance for the consolidation of variable interest entities.

All intercompany account balances and transactions have been eliminated in consolidation.

Mission

Mission is included in these consolidated financial statements because Nexstar is deemed to have a controlling financial interest in Mission for financial reporting purposes as a result of (a) local service agreements Nexstar has with the Mission stations, (b) Nexstar’s guarantee of the obligations incurred under Mission’s senior credit facility and (c) purchase options (which expire on various dates between 2011 and 2018) granted by Mission’s sole shareholder which will permit Nexstar to acquire the assets and assume the liabilities of each Mission station, subject to Federal Communications Commission (“FCC”) consent. The Company expects these option agreements to be renewed upon expiration. As of December 31, 2009, the assets of Mission consisted of current assets of $2.6 million (excluding broadcast rights), broadcast rights of $4.8 million, FCC licenses of $20.7 million, goodwill of $18.7 million, other intangible assets of $25.5 million, property and equipment of $28.6 million and other noncurrent assets of $2.1 million. Substantially all of Mission’s assets, except for its FCC licenses, collateralize its secured debt obligation. See Note 21 for presentation of condensed consolidating financial information of the Company, which includes the accounts of Mission.

Nexstar has entered into local service agreements with Mission to provide sales and/or operating services to the Mission stations. The following table summarizes the various local service agreements Nexstar had in effect with Mission as of December 31, 2009:

Service Agreements	Mission Stations
TBA Only(1)	WFXP and KHMT
SSA & JSA(2)	KJTL, KJBO-LP, KOLR, KCIT, KCPN-LP, KAMC, KRBC, KSAN, WUTR, WFXW, WYOU, KODE, WTVO and KTVE

(1)	Nexstar has a time brokerage agreement (“TBA”) with each of these stations which allows Nexstar to program most of each station’s broadcast time, sell each station’s advertising time and retain the advertising revenue generated in exchange for monthly payments to Mission.
(2)	Nexstar has both a shared services agreement (“SSA”) and a joint sales agreement (“JSA”) with each of these stations. The SSA allows the Nexstar station in the market to provide services including news production, technical maintenance and security, in exchange for Nexstar’s right to receive certain payments from Mission as described in the SSAs. The JSA permits Nexstar to sell the station’s advertising time and retain a percentage of the net revenue from the station’s advertising time in return for monthly payments to Mission of the remaining percentage of net revenue, as described in the JSAs.

Nexstar’s ability to receive cash from Mission is governed by these agreements. The arrangements under the SSAs and JSAs have had the effect of Nexstar receiving substantially all of the available cash, after debt service costs, generated by the stations listed above. The arrangements under the TBAs have also had the effect of Nexstar receiving substantially all of the available cash generated by the TBA stations listed above. Nexstar anticipates that, through these local service agreements, it will continue to receive substantially all of the available cash, after payments for debt service costs, generated by the stations listed above.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

Nexstar also guarantees the obligations incurred under Mission’s senior secured credit facility (see Note 11). Mission is a guarantor of Nexstar’s senior secured credit facility and the senior subordinated notes issued by Nexstar (see Note 11). In consideration of Nexstar’s guarantee of Mission’s senior credit facility, the sole shareholder of Mission has granted Nexstar a purchase option to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent, for consideration equal to the greater of (1) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness as defined in the option agreement, or (2) the amount of its indebtedness. These option agreements (which expire on various dates between 2011 and 2018) are freely exercisable or assignable by Nexstar without consent or approval by the sole shareholder of Mission. The Company expects these option agreements to be renewed upon expiration.

Nexstar does not own Mission or Mission’s television stations; however, Nexstar is deemed to have a controlling financial interest in them under accounting principles generally accepted in the United States of America (“U.S. GAAP”) while complying with the FCC’s rules regarding ownership limits in television markets. In order for both Nexstar and Mission to comply with FCC regulations, Mission maintains complete responsibility for and control over programming, finances, personnel and operations of its stations.

Variable Interest Entities

The Company may determine that a station is a VIE as a result of local service agreements entered into with the owner-operator of stations in markets in which the Company owns and operates a station. Local service agreement is a general term used to refer to a contract between two separately owned television stations serving the same market, whereby the owner-operator of one station contracts with the owner-operator of the other station to provide it with administrative, sales and other services required for the operation of its station. Nevertheless, the owner-operator of each station retains control and responsibility for the operation of its station, including ultimate responsibility over all programming broadcast on its station.

VIEs in connection with local service agreements entered into with stations in markets in which the Company owns and operates a station are discussed below.

Nexstar has determined that it has variable interests in WYZZ, the Fox affiliate in Peoria, Illinois and WUHF, the Fox affiliate in Rochester, New York, each owned by a subsidiary of Sinclair Broadcast Group, Inc. (“Sinclair”), as a result of outsourcing agreements it has entered into with Sinclair. Nexstar has evaluated its arrangements with Sinclair and has determined that it is not the primary beneficiary of the variable interests, and therefore, has not consolidated these stations under applicable accounting standards. Under the outsourcing agreements with Sinclair, Nexstar pays for certain operating expenses of WYZZ and WUHF, and therefore may have unlimited exposure to any potential operating losses. Nexstar’s management believes that Nexstar’s minimum exposure to loss under the Sinclair outsourcing agreements consist of the fees paid to Sinclair. Additionally, Nexstar indemnifies the owners of WHP, WYZZ and WUHF from and against all liability and claims arising out of or resulting from its activities, acts or omissions in connection with the agreements. The maximum potential amount of future payments Nexstar could be required to make for such indemnification is undeterminable at this time.

Nexstar also has determined that it had a variable interest in KTVE, the NBC affiliate in El Dorado, Arkansas, during the time it was owned by Piedmont Television of Monroe/El Dorado, LLC (“Piedmont’), as a result of a JSA and SSA entered into with Piedmont. Nexstar’s JSA and SSA with Piedmont terminated upon Mission’s acquisition of KTVE on January 16, 2008. Prior to the acquisition date Nexstar did not consolidate KTVE as we determined that we were not the primary beneficiary prior to that date.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

Nexstar also has determined that it has a variable interest in WHP, the CBS affiliate in Harrisburg, Pennsylvania, which is owned by Newport Television License, LLC (“Newport Television”), as a result of Nexstar becoming successor-in-interest to a TBA entered into by a former owner of WLYH. Nexstar has evaluated its arrangements with Newport Television and has determined that it is not the primary beneficiary of the variable interests, and therefore, has not consolidated these stations.

Nexstar entered into a management services agreement with Four Points Media Group Holdings LLC (“Four Points”) effective March 20, 2009. Four Points owns and operates seven individual stations in four markets. Under this agreement, Nexstar manages the stations for Four Points but does not have ultimate control over the policies or operations of the stations. In return for managing the stations, Nexstar receives a fixed annual management fee of $2.0 million per year, as well as annual incentive compensation based on incremental broadcast cash flow of the Four Points’ stations. Nexstar is also entitled to a share of the equity profits if the stations are sold while the agreement is in effect. The agreement provides for a minimum compensation of $10.0 million to Nexstar if the Four Points stations are sold during the initial three year term of the agreement. Nexstar has concluded that this agreement gives Nexstar a variable interest in Four Points. We have evaluated the business arrangement with Four Points and concluded that Nexstar is not the primary beneficiary of the variable interest and therefore, we do not consolidate Four Points’ financial results into our own. Nexstar must indemnify Four Points for any claim or liability that arises out of Nexstar’s acts or omissions related to the agreement. For this reason, the maximum exposure to loss as a result of our agreement with Four Points is not determinable.

Basis of Presentation

Certain prior year financial statement amounts have been reclassified to conform to the current year presentation.

Local Service Agreements

The Company enters into local service agreements with stations generally in connection with pending acquisitions subject to FCC approval or in markets in which the Company owns and operates a station. Local service agreement is a general term used to refer to a contract between two separately-owned television stations serving the same market, whereby the owner-operator of one station contracts with the owner-operator of the other station to provide it with administrative, sales and other services required for the operation of its station. Nevertheless, the owner-operator of each station retains control and responsibility for the operation of its station, including ultimate responsibility over all programming broadcast on the station. Local service agreements include time brokerage agreements (“TBA”), shared service agreements (“SSA”), joint sales agreements (“JSA”) and outsourcing agreements.

Under the terms of a TBA, the Company makes specific periodic payments to the other station’s owner-operator in exchange for the right to provide programming and sell advertising on a portion of the other stations broadcast time. Under the terms of an SSA, the Company’s station in the market bears the costs of certain services and procurements performed on behalf of another station, in exchange for the Company’s right to receive specific periodic payments. Under the terms of a JSA, the Company makes specific periodic payments to the station’s owner-operator in exchange for the right to sell advertising during a portion of the station’s broadcast time. Under TBAs, the Company retains all of the advertising revenue it generates, and under JSAs it retains a percentage of the advertising revenue it generates. Under an outsourcing agreement, the Company’s station provides or is provided various non-programming related services to or by another station in exchange for payment from the owner-operator.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure for contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The more significant estimates made by management include those relating to the allowance for doubtful accounts, trade and barter transactions, income taxes, the recoverability of broadcast rights, the carrying amounts, recoverability and useful lives of intangible assets and the fair value of non-monetary asset exchanges. Actual results may vary from estimates used.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s accounts receivable consist primarily of billings to its customers for advertising spots aired and also includes amounts billed for production and other similar activities. Trade receivables normally have terms of 30 days and the Company has no interest provision for customer accounts that are past due. The Company maintains an allowance for estimated losses resulting from the inability of customers to make required payments. Management evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where management is aware of a specific customer’s inability to meet its financial obligations, an allowance is recorded to reduce their receivable amount to an amount estimated to be collected.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash deposits are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits; however, the Company believes these deposits are maintained with financial institutions of reputable credit and are not subject to any unusual credit risk. A significant portion of the Company’s accounts receivable are due from local and national advertising agencies. The Company does not require collateral from its customers, but maintains reserves for potential credit losses. Management believes that the allowance for doubtful accounts is adequate, but if the financial condition of the Company’s customers were to deteriorate, additional allowances may be required. The Company has not experienced significant losses related to receivables from individual customers or by geographical area.

Revenue Recognition

The Company’s revenue is primarily derived from the sale of television advertising. Total revenue includes cash and barter advertising revenue, net of agency commissions, retransmission compensation, network compensation and other broadcast related revenues.

•	Advertising revenue is recognized, net of agency commissions, in the period during which the commercial is aired.

•	Retransmission compensation is recognized based on the number of subscribers over the contract period.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

•

Other revenues, which include web-based revenue, revenue from the production of client advertising spots and other similar activities from time to time, are recognized in the period during which the services are provided.

•

Network compensation is either recognized when the Company’s station broadcasts specific network programming based upon a negotiated hourly-rate, or on a straight-line basis based upon the total negotiated compensation to be received by the Company over the term of the agreement.

The Company barters advertising time for certain program material. These transactions, except those involving exchange of advertising time for network programming, are recorded at management’s estimate of the fair value of the advertising time exchanged, which approximates the fair value of the program material received. The fair value of advertising time exchanged is estimated by applying average historical advertising rates for specific time periods. Revenue from barter transactions is recognized as the related advertisement spots are broadcast. The Company recorded $12.0 million, $11.7 million and $12.4 million of barter revenue for the years ended December 31, 2009, 2008 and 2007 respectively.

Barter expense is recognized at the time program broadcast rights assets are used. The Company recorded $12.0 million, $11.7 million and $12.4 million of barter expense for the years ended December 31, 2009, 2008 and 2007, respectively, which was included in amortization of broadcast rights in the Company’s consolidated statement of operations.

The Company trades certain advertising time for various goods and services. These transactions are recorded at the estimated fair value of the goods or services received. Revenue from trade transactions is recognized when the related advertisement spots are broadcast. The Company recorded $7.4 million, $6.6 million and $7.0 million of trade revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

Trade expense is recognized when services or merchandise received are used. The Company recorded $6.7 million, $6.2 million and $6.0 million of trade expense for the years ended December 31, 2009, 2008 and 2007, respectively, which was included in direct operating expenses in the Company’s consolidated statement of operations.

Broadcast Rights and Broadcast Rights Payable

The Company records rights to programs, primarily in the form of syndicated programs and feature movie packages obtained under license agreements for the limited right to broadcast the suppliers’ programming when the following criteria are met: 1) the cost of each program is known or reasonably determinable, 2) the license period has begun, 3) the program material has been accepted in accordance with the license agreement, and 4) the programming is available for use. Broadcast rights are initially recorded at the amount paid or payable to program suppliers; or, in the case of barter transactions, at management’s estimate of the fair value of the advertising time exchanged using historical advertising rates, which approximates the fair value of the program material received. Broadcast rights are stated at the lower of unamortized cost or net realizable value. The current portion of broadcast rights represents those rights available for broadcast which will be amortized in the succeeding year. Amortization of broadcast rights is computed using the straight-line method based on the license period or programming usage, whichever period yields the shorter life. Broadcast rights liabilities are reduced by monthly payments to program suppliers; or, in the case of barter transactions, are amortized over the life of the associated programming license contract as a component of trade and barter revenue. When projected future net revenue associated with a program is less than the current carrying amount of the program broadcast rights, for example, due to poor ratings, the Company write-downs the unamortized cost of the broadcast rights to

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

equal the amount of projected future net revenue. If the expected broadcast period was shortened or cancelled, the Company would be required to write-off the remaining value of the related broadcast rights on an accelerated basis or possibly immediately. Such reductions in unamortized costs is included in amortization of broadcast rights in the consolidated statement of operations.

Property and Equipment

Property and equipment is stated at cost or estimated fair value at the date of acquisition for trade transactions. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized. Major renewals and betterments are capitalized and ordinary repairs and maintenance are charged to expense in the period incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 39 years (see Note 7).

Network Affiliation Agreements

Network affiliation agreements are stated at estimated fair value at the date of acquisition using a discounted cash flow method. Amortization is computed on a straight-line basis over the estimated useful life of 15 years.

Each of the Company’s stations has a network affiliation agreement pursuant to which the broadcasting network provides programming to the station during specified time periods, including prime time. Under the affiliation agreements with NBC, CBS and ABC, some of the Company’s stations receive compensation for distributing the network’s programming over the air and for allowing the network to keep a portion of advertising inventory during those time periods. The affiliation agreements with Fox, MyNetworkTV and The CW do not provide for compensation.

Intangible Assets

Intangible assets consist primarily of goodwill, broadcast licenses (“FCC licenses”) and network affiliation agreements that are stated at estimated fair value at the date of acquisition using a discounted cash flow method. The Company’s goodwill and FCC licenses are considered to be indefinite-lived intangible assets and are not amortized but instead are tested for impairment annually or whenever events or changes in circumstances indicate that such assets might be impaired. Network affiliation agreements are subject to amortization computed on a straight-line basis over the estimated useful life of 15 years.

As required by authoritative guidance for goodwill and other intangible assets, we test our FCC licenses and goodwill for impairment annually or whenever we believe events have occurred and circumstances changed that would more likely than not reduce the fair value of our reporting units below their carrying amounts. The impairment test for FCC licenses consists of a station-by-station comparison of the carrying amount of FCC licenses with their fair value, using a discounted cash flow analysis. The impairment test for goodwill utilizes a two-step fair value approach. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the station (“reporting unit”) to its carrying amount. The fair value of a reporting unit is determined using a discounted cash flows analysis. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit fair value (as

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

determined in Step 1) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

In accordance with authoritative guidance for accounting for the impairment or disposal of long-lived assets, the Company tests network affiliation agreements whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying amount of a network affiliation agreement is recognized when the expected future operating cash flow derived from the operation to which the asset relates is less than its carrying value. The impairment test for network affiliation agreements consists of a station-by-station comparison of the carrying amount of network affiliation agreements with their fair value, using a discounted cash flow analysis. See Note 8 for additional information.

Debt Financing Costs

Debt financing costs represent direct costs incurred to obtain long-term financing and are amortized to interest expense over the term of the related debt. Previously capitalized debt financing costs are expensed and included in loss on extinguishment of debt if the Company determines that there has been a substantial modification of the related debt. As of December 31, 2009 and 2008, debt financing costs of $8.4 million and $4.8 million, respectively, were included in other noncurrent assets.

Comprehensive Income (Loss)

The Company reports comprehensive income or loss and its components in accordance with FASB accounting and disclosure requirements. Comprehensive loss includes, in addition to net loss, items of other comprehensive income (loss) representing certain changes in equity that are excluded from net loss and instead are recorded as a separate component of stockholders’ equity (deficit). During the years ended December 31, 2009, 2008 and 2007, the Company had no items of other comprehensive income (loss) and, therefore, comprehensive income (loss) does not differ from reported net loss.

Advertising Expense

The cost of advertising is expensed as incurred. The Company incurred advertising costs in the amount of $1.9 million, $2.0 million and $1.9 million for the years ended December 31, 2009, 2008 and 2007, respectively, which were included in selling, general and administrative expenses in the Company’s consolidated statement of operations.

Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, broadcast rights payable, accounts payable and accrued expenses approximates fair value due to their short-term nature. The interest rates on the Company’s term loan and revolving credit facilities are adjusted regularly to reflect current market rates. See Note 11 for the fair value of the Company’s debt.

Stock-Based Compensation

Nexstar maintains stock-based employee compensation plans which are described more fully in Note 15. On January 1, 2006, the Company adopted authoritative guidance related to share-based payment, which requires

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

companies to expense the fair value of employee stock options and other forms of stock-based employee compensation in the financial statements. This expense is recognized in selling, general and administrative expense in the Company’s consolidated statement of operations.

Income Taxes

The Company accounts for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Nexstar and its subsidiaries file a consolidated federal income tax return. Mission files its own separate federal income tax return.

On January 1, 2007, the Company adopted interpretive guidance related to income taxes that addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. For interest and penalties relating to income taxes the Company recognizes these items as components of income tax expense.

Loss Per Share

Basic loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period using the treasury stock method. Potential common shares consist of stock options and the unvested portion of restricted stock granted to employees. For the years ended December 31, 2009, 2008 and 2007 there was no difference between basic and diluted net loss per share since the effect of potential common shares were anti-dilutive due to the net losses, and therefore excluded from the computation of diluted net loss per share.

The following table summarizes information about anti-dilutive potential common shares (not presented in thousands):

	Years Ended December 31,
	2009	2008	2007
	(weighted-average shares outstanding)
Stock options excluded as the exercise price of the options was greater than the average market price of the common stock	3,415,940	3,646,712	1,075,247

In-the-money stock options excluded as the Company had a net loss during the period	181,359	8,435	2,532,904

Unvested restricted stock	—	—	151

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

Nonmonetary Asset Exchanges

In 2004, the FCC approved a spectrum allocation exchange between Spring Nextel Corporation (“Nextel”) and public safety entities to eliminate interference being caused to public safety radio licensees by Nextel’s operations. As part of this spectrum exchange, the FCC granted Nextel the right to certain spectrum within the 1.9 GHz band that is currently used by television broadcasters. In order to utilize this spectrum, Nextel is required to relocate the broadcasters to new spectrum by replacing all analog equipment currently used by broadcasters with comparable digital equipment. The Company has agreed to accept the substitute equipment that Nextel will provide and in turn must relinquish its existing equipment back to Nextel. This transition began on a market by market basis beginning in the second quarter of 2007. We account for this arrangement as an exchange of assets in accordance with accounting and disclosure requirements for exchanges of nonmonetary assets. The equipment the Company receives under this arrangement is recorded at their estimated fair market value and depreciated over estimated useful lives ranging from 5 to 15 years. Management’s determination of the fair market value is derived from the most recent prices paid to manufacturers and vendors for the specific equipment acquired. As equipment is exchanged, the Company records a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished.

Recent Accounting Pronouncements

In June 2009 the Financial Accounting Standards Board (“the FASB”) issued the FASB Accounting Standards Codification™ (“the Codification”). The Codification is the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All existing accounting standards are superseded. All other accounting guidance not included in the Codification is considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification. The Codification was effective for our September 30, 2009 financial statements. The Codification does not change existing GAAP. The principal impact on our financial statements from the Codification adoption is limited to disclosures as all references to authoritative accounting literature are now referenced in accordance with the Codification.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIE’s. This amendment requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. The amendment requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This amendment is effective for our fiscal year beginning January 1, 2010. We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment removes the concept of a qualifying special-purpose entity. This amendment also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The amendment is effective for our fiscal year beginning January 1, 2010. We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.

In May 2009, the FASB issued a general standard of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard became effective for our second quarter ended June 30, 2009.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

In April 2009, the FASB issued a new accounting and disclosure requirement which increases the frequency of fair value disclosures from an annual to a quarterly basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. The new authoritative guidance is effective for interim and annual periods ending after June 15, 2009. We adopted this guidance in the second quarter of 2009, and it did not impact our financial position or results of operations. It did, however, result in additional disclosures related to the fair value of our debt.

In April 2009, the FASB issued guidance for estimating fair values when there is no active market or where the price inputs being used represent distressed sales and identifying circumstances that indicate a transaction is not orderly. This guidance is effective for interim and annual reporting periods ending after June 15, 2009. We adopted this guidance in the second quarter of 2009, and it did not have any effect on the Company’s financial position or results of operations.

In April 2008, the FASB issued guidance related to the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under the accounting and disclosure requirements related to goodwill and other intangible assets. This new guidance also provides additional disclosure requirements related to recognized intangible assets. We adopted this guidance in January 2009 and it did not have a material impact on our financial position or results of operations.

In January 2008, we adopted the FASB’s accounting and disclosure requirements related to fair value measurements as they pertain to financial assets and liabilities. The adoption did not have a material impact on our financial position or results of operations. These new requirements established a framework for measuring fair value, and enhanced the disclosures for fair value measurements. This authoritative guidance applies when other accounting pronouncements require or permit fair value measurements, but it does not require new fair value measurements. In February 2008, the FASB issued a one-year deferral for the application of this standard as it pertains to non-financial assets and liabilities. We adopted this standard for non-financial assets and liabilities in the first quarter of 2009. There were no material effects on our financial statements upon adoption of this new accounting pronouncement; however, this pronouncement could have a material impact in future periods.

In December 2007, the FASB issued authoritative guidance related to business combinations, as well as guidance for the accounting and reporting of noncontrolling interests in consolidated financial statements. These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. We adopted these standards on January 1, 2009. The impact of adopting the standard related to business combinations will be primarily limited to business combinations occurring on or after January 1, 2009. Adoption of the guidance related to noncontrolling interests in consolidated financial statements had no impact on our financial position or results of operations.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Fair Value Measurements

The Company adopted effective January 1, 2008 the FASB’s accounting and disclosure requirements pertaining to fair value measurements for financial assets and financial liabilities measured on a recurring basis. These requirements apply to all financial assets and financial liabilities that are being measured and reported on a fair value basis. There was no impact for adoption of this standard to the Consolidated Financial Statements as it relates to financial assets and financial liabilities. The new standard requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard requires fair value measurement be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company invests in short-term interest bearing obligations with original maturities less than 90 days, primarily money market funds. We do not enter into investments for trading or speculative purposes. As of December 31, 2009, there were no investments in marketable securities.

As of December 31, 2009 and 2008, the Company had $7.4 million and $12.0 million, respectively, invested in a money market investment. These investments are required to be measured at fair value on a recurring basis. The Company has determined that the money market investment is defined as Level 1 in the fair value hierarchy. As of December 31, 2009, the fair value of the money market investment approximates its carrying value.

In February 2008, the FASB deferred the effective date of the above standard to January 1, 2009 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The Company adopted this standard on January 1, 2009 and it did not have a material impact on our financial position or results of operations.

See Note 4 in these Notes to Consolidated Financial Statements for fair value disclosures related to acquisitions, Note 8 in these Notes to Consolidated Financial Statements for fair value disclosures related to goodwill and FCC licenses and Note 11 in these Notes to Consolidated Financial Statements for fair value disclosures related to the Company’s debt.

4. Acquisitions

Purchase Acquisitions

During 2009 and 2008, the Company consummated the acquisitions listed below. These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value on the acquisition date. The excess of the purchase price over the fair values assigned to the net assets acquired was recorded as goodwill. The consolidated financial statements include the operating results of each business from the date of acquisition.

Station	Network Affiliation	Market	Date Acquired	Acquired By
WCWJ	The CW	Jacksonville, Florida	May 1, 2009	Nexstar
KARZ	My Network TV	Little Rock-Pine Bluff, Arkansas	March 12, 2009	Nexstar
KTVE	NBC	Monroe, Louisiana, El Dorado, Arkansas	January 16, 2008	Mission

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Acquisitions—(Continued)

WCWJ

On January 28, 2009, Nexstar entered into an agreement to acquire the assets of WCWJ, the CW affiliate serving the Jacksonville, Florida market, for $18.0 million (base) subject to working capital adjustments. Nexstar viewed this acquisition as an opportunity to leverage our management expertise and increase profitability of the station by overlaying our existing retransmission compensation contracts and incorporating our cost reduction strategies. The transaction closed on May 1, 2009. Cash available on hand was used to make a $1.0 million down payment in February 2009 and the remaining $16.2 million (net of working capital adjustment) was paid upon closing. Transaction costs such as legal, accounting, valuation and other professional services of $0.3 million were expensed as incurred.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Accounts receivable	$1,310
Current portion of broadcast rights	2,078
Prepaids and other current assets	28
Property and equipment	4,172
Long-term portion of broadcast rights	3,371
FCC license	8,561
Goodwill	96
Other intangible assets	70

Total assets acquired	19,686
Less: current portion of broadcast rights payable	808
Less: accounts payable	177
Less: accrued expenses	50
Less: long-term portion of broadcast rights payable	1,495

Net assets acquired	$17,156

The estimated fair values of the assets acquired and liabilities assumed are based on recognized valuation techniques including the income approach for intangible assets. Goodwill of $0.1 million is expected to be deductible for tax purposes. The fair value assigned to goodwill is attributable to future expense reductions utilizing management’s leverage in programming and other station operating costs.

WCWJ’s revenue of $6.5 million and net loss of $0.8 million for the period May 1, 2009 to December 31, 2009 have been included in the accompanying consolidated statement of operations for 2009.

KARZ

On October 6, 2008, Nexstar entered into a purchase agreement to acquire substantially all of the assets of KARZ (formerly KWBF), the MyNetworkTV affiliate serving the Little Rock, Arkansas market for $4.0 million. The acquisition gives Nexstar an opportunity to further utilize existing retransmission compensation contracts and also to achieve duopoly synergies within the Little Rock market. In accordance with the purchase agreement, Nexstar made a down payment of $0.4 million in 2008. This acquisition closed on March 12, 2009 and the remaining $3.6 million was paid from available cash on hand. Transaction costs such as legal, accounting, valuation and other professional services of $0.1 million were expensed as incurred.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Acquisitions—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Current portion of broadcast rights	$263
Property and equipment	878
Long-term portion of broadcast rights	379
FCC license	2,673
Goodwill	335

Total assets acquired	4,528
Less: current portion of broadcast rights payable	262
Less: long-term portion of broadcast rights payable	266

Net assets acquired	$4,000

The estimated fair values of the assets acquired and liabilities assumed are based on recognized valuation techniques including the income approach for intangible assets. Goodwill of $0.3 million is expected to be deductible for tax purposes. The fair value assigned to goodwill is attributable to the synergies achieved by adding KARZ to our pre-existing station in the Little Rock market, KARK.

KARZ’s revenue of $1.5 million and net income of $1.3 million for the period February 1, 2009 to December 31, 2009 (post TBA) have been included in the accompanying consolidated statement of operations for 2009.

Unaudited Pro Forma Information

The following unaudited pro forma information has been presented as if the acquisition of WCWJ and KARZ had occurred on January 1, 2008:

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(in thousands)
Net revenue	$254,819	$295,739
Loss before income taxes	(12,580)	(84,717)
Net loss	(12,780)	(79,401)

The above selected unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of results of operations in future periods or results that would have been achieved had the Company owned the acquired stations during the specified period.

KTVE

On June 27, 2007, Mission entered into a purchase agreement with Piedmont Television Holdings LLC to acquire substantially all the assets of KTVE, the NBC affiliate serving the Monroe, Louisiana/El Dorado, Arkansas market. On January 16, 2008, Mission completed the acquisition of KTVE for total additional consideration of $8.3 million, inclusive of transaction costs of $0.5 million which is included in goodwill. Pursuant to the terms of the agreement, Mission made a down payment of $0.4 million against the purchase price in June 2007 and paid the remaining $7.4 million, exclusive of transaction costs, on January 16, 2008 from

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Acquisitions—(Continued)

available cash on hand. Upon closing the purchase of KTVE, Mission entered into a JSA and SSA with Nexstar-owned KARD, the Fox affiliate in the market, whereby KARD provides local news, sales and other non-programming services to KTVE.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Accounts receivable	$1,081
Current portion of broadcast rights	408
Prepaid expenses and other current assets	12
Property and equipment	3,534
Intangible assets	3,808
Goodwill	2,802

Total assets acquired	11,645
Less: current portion of broadcast rights payable	152
Less: accounts payable	113
Less: deferred gain on lease	2,216
Less: accrued expenses and other liabilities	854

Net assets acquired	$8,310

Of the $3.8 million of acquired intangible assets, $2.7 million was assigned to FCC licenses that are not subject to amortization and $1.1 million was assigned to network affiliation agreements (estimated useful life of 15 years). Subsequent to the acquisition, the Company obtained additional information related to a lease assumed in the acquisition which resulted in recording an increase to goodwill and deferred liabilities of $2.2 million. Goodwill of $2.8 million is expected to be deductible for tax purposes.

Unaudited Pro Forma Information

The following unaudited pro forma information has been presented as if the acquisition of KTVE had occurred on January 1, 2007:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(in thousands, except per share amounts)
Net revenue	$285,169	$273,312
Income (loss) from operations	(38,149)	41,033
Loss before income taxes	(83,388)	(13,931)
Net loss	(78,077)	(19,850)
Basic and diluted net loss per share	(2.75)	(0.70)

The above selected unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of results of operations in future periods or results that would have been achieved had the Company owned the acquired station during the specified period.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Pending Transactions

On April 11, 2006, Nexstar and Mission filed an application with the FCC for consent to assignment of the license of KFTA Channel 24 (Ft. Smith, Arkansas) from Nexstar to Mission. Consideration for this transaction was set at $5.6 million. On August 28, 2006, Nexstar and Mission entered into a local service agreement whereby (a) Mission pays Nexstar $5 thousand per month for the right to broadcast Fox programming on KFTA during the Fox network programming time periods and (b) Nexstar pays Mission $20 thousand per month for the right to sell all advertising time on KFTA within the Fox network programming time periods. Also in 2006, Mission entered into an affiliation agreement with the Fox network which provides Fox programming to KFTA. The local service agreement between Nexstar and Mission will terminate upon assignment of KFTA’s FCC license from Nexstar to Mission. Upon completing the assignment of KFTA’s license, Mission plans to enter into a JSA and SSA with Nexstar-owned KNWA in Fort Smith-Fayetteville-Springdale-Rogers, Arkansas, whereby KNWA will provide local news, sales and other non-programming services to KFTA. On March 11, 2008, the FCC granted the application to assign the license for KFTA from Nexstar to Mission. The grant contained conditions which Nexstar is currently appealing. Nexstar’s KNWA Channel 51, licensed to Rogers, Arkansas, has renewed its affiliation agreement for KNWA to continue as the NBC affiliate in Ft. Smith-Fayetteville-Springdale-Rogers, Arkansas through 2014.

6. Local Service Agreements

The Company enters into local service agreements with stations generally in connection with pending acquisitions subject to FCC approval or in markets in which the Company owns and operates a station. Local service agreement is a general term used to refer to a contract between two separately owned television stations serving the same market, whereby the owner-operator of one station contracts with the owner-operator of the other station to provide it with administrative, sales and other services required for the operation of its station. Nevertheless, the owner-operator of each station retains control and responsibility for the operation of its station, including ultimate responsibility over all programming broadcast on its station.

The various local service agreements entered into by the Company are discussed below.

Local Service Agreements with Mission

Nexstar has entered into various local service agreements with each of Mission’s stations.

Nexstar has TBAs with two Mission stations. Under these agreements, Nexstar programs most of each station’s broadcast time, sells each station’s advertising time and retains the advertising revenue it generates in exchange for monthly payments, as defined in the agreement, to Mission. The arrangements under the TBAs have had the effect of Nexstar receiving substantially all of the available cash generated by the Mission stations.

Nexstar has SSAs and JSAs with the remaining Mission stations. Under the SSAs, the Nexstar station in the market bears the costs of certain services and procurements, in exchange for monthly payments from Mission, as defined in the agreement. Under the JSAs, Nexstar sells each Mission station’s advertising time and retains a percentage of the net revenue from the station’s advertising in exchange for monthly payments to Mission of the remaining percentage of net revenue, as defined in the agreement. The arrangements under these agreements have had the effect of Nexstar receiving substantially all of the available cash, after payment of debt service costs, generated by the Mission stations.

On August 28, 2006, Nexstar and Mission entered into a TBA whereby (a) Mission pays Nexstar $5 thousand per month for the right to broadcast Fox programming on KFTA during the Fox network programming

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Local Service Agreements—(Continued)

time periods and (b) Nexstar pays Mission $20 thousand per month for the right to sell all advertising time on KFTA within the Fox network programming time periods. The TBA arrangement between Nexstar and Mission will terminate upon Mission’s assignment of KFTA’s FCC license from Nexstar. Upon completion of the assignment of KFTA’s license, Mission plans to enter into JSA and SSA agreements with Nexstar-owned KNWA whereby KNWA will provide local news, sales and other non-programming services to KFTA.

The impact of all the local service agreements between Nexstar and Mission is eliminated in consolidation.

Other Local Service Agreements

Local service agreements entered into with other independent third parties which impact the Company’s 2007, 2008 and 2009 consolidated financial statements are discussed below.

As successor to an agreement entered into by TSGH, former owner of WLYH, The CW affiliate in Harrisburg-Lancaster-Lebanon-York, Pennsylvania, Nexstar has a TBA with Newport Television. Under the TBA, Nexstar allows Newport Television to program most of WLYH’s broadcast time, sell its advertising time and retain the advertising revenue generated in exchange for monthly payments to Nexstar. The TBA expires in 2015. This agreement became effective for Nexstar on December 29, 2006 in conjunction with its acquisition of WTAJ and WLYH from TSGH. Nexstar received payments from the owners of WLYH (Clear Channel TV Inc. in 2007 and Newport Television in 2008 and 2009) under the TBA of $50 thousand for the years ended December 31, 2009, 2008 and 2007.

As successor to agreements entered into effective March 21, 2001 by Quorum Broadcast Holdings, LLC, Nexstar had a JSA and SSA with Piedmont Television of Monroe/El Dorado LLC (“Piedmont”), the licensee of KTVE, the NBC affiliate television station in El Dorado, Arkansas. Under the JSA, Nexstar permitted Piedmont to sell to advertisers all of the time available for commercial advertisements on KARD, the Nexstar television station in the market. The JSA also entitled Piedmont to all revenue attributable to commercial advertisements it sells on KARD. During the term of the JSA, Piedmont was obligated to pay Nexstar a monthly fee based on the combined operating cash flow of KTVE and KARD, as defined in the agreement. Under the SSA, Nexstar and Piedmont shared the costs of certain services and procurements, which they individually required in connection with the ownership and operation of their respective station. Nexstar received payments from Piedmont under the JSA agreement of $1.3 million for the year ended December 31, 2007. The agreement between Piedmont and Nexstar terminated on January 16, 2008.

In conjunction with Mission’s acquisition of KTVE, the NBC affiliate in the Monroe, Louisiana—El Dorado, Arkansas market, effective January 16, 2008, it entered into a SSA and JSA with Nexstar. The terms of the SSA and JSA are comparable to the terms of the SSAs and JSAs between Nexstar and Mission as discussed in Note 2—“Mission.”

Effective December 1, 2001, Nexstar entered into an outsourcing agreement with a subsidiary of Sinclair Broadcast Group, Inc. (“Sinclair”), the licensee of WYZZ, the Fox affiliate in Peoria, Illinois. Under the outsourcing agreement, Nexstar provides certain non-programming related engineering, production, sales and administrative services for WYZZ through WMBD, the Nexstar television station in the market. During the term of the outsourcing agreement, Nexstar is obligated to pay Sinclair a monthly fee based on the combined operating cash flow of WMBD and WYZZ, as defined in the agreement, which expires December 31, 2013. Fees under the outsourcing agreement paid to Sinclair in the amount of $0.7 million, $0.9 million and $0.9 million were included in the consolidated statement of operations for the years ended December 31, 2009, 2008 and 2007, respectively.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Local Service Agreements—(Continued)

Effective September 1, 2005, Nexstar entered into an outsourcing agreement with a subsidiary of Sinclair, the licensee of WUHF, the Fox affiliate in Rochester, New York. Under the outsourcing agreement, Nexstar provides certain non programming related engineering, production, sales and administrative services for WUHF through WROC, the Nexstar television station in the market. During the term of the outsourcing agreement, Nexstar is obligated to pay Sinclair a monthly fee based on the combined operating cash flow of WROC and WUHF, as defined in the agreement, which expires December 31, 2013. Fees under the outsourcing agreement paid to Sinclair in the amount of $2.4 million, $3.1 million and $2.4 million were included in the consolidated statement of operations for the years ended December 31, 2009, 2008 and 2007, respectively.

7. Property and Equipment

Property and equipment consisted of the following:

	Estimated useful life (years)	2009	2008
		(in thousands)
Buildings and building improvements	39	$35,651	$34,401
Land and land improvements	N/A-39	6,809	5,938
Leasehold improvements	term of lease	2,757	2,751
Studio and transmission equipment	5-15	197,728	175,923
Office equipment and furniture	3-7	23,972	24,079
Vehicles	5	10,416	10,200
Construction in progress	N/A	4,514	28,291

		281,847	281,583
Less: accumulated depreciation		(137,566)	(145,705)

Property and equipment, net of accumulated depreciation		$144,281	$135,878

The Company recorded depreciation expense in the amounts of $21.7 million, $21.0 million and $20.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

In February 2006, President Bush signed into law legislation that established February 17, 2009 as the deadline for television broadcasters to complete their transition to digital transmission and return their analog spectrum to the FCC. In February 2009, President Obama extended this deadline to June 12, 2009. As a result, the Company reassessed the estimated useful lives of its analog transmission equipment and has accelerated the depreciation of certain equipment affected by the digital conversion. Equipment having a net book value of approximately $9.8 million as of February 1, 2006, which was previously being depreciated over various remaining useful lives which extended from 2010 to 2020, was fully depreciated as of February 17, 2009. During the years ended December 31, 2009, 2008 and 2007 the accelerated depreciation of analog transmission equipment increased depreciation expense and net loss by approximately $0.3 million ($0.01 per basic and diluted share), $2.3 million ($0.08 per basic and diluted share) and $2.3 million ($0.08 per basic and diluted share), respectively.

On May 11, 2001, an entity acquired by Nexstar sold certain of its telecommunications tower facilities for cash and then entered into noncancelable operating leases with the buyer for tower space. In 2001, in connection with this transaction a $9.1 million gain on the sale was deferred and is being recognized over the lease term

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Property and Equipment—(Continued)

which expires in May 2021. The deferred gain at December 31, 2009 and 2008 was approximately $4.9 million and $5.4 million, respectively ($0.4 million was included in current liabilities at December 31, 2009 and 2008).

As of December 31, 2009 and 2008, included in net property and equipment is approximately $4.0 million and $4.6 million of costs related to the purchase of software. The asset is being amortized over 10 years, based on the life of the contract. As of December 31, 2009 and 2008, $0.3 million representing the current portion of the remaining liability associated with this contract is included in other current liabilities and $3.9 million and $4.3 million representing the long-term portion of the remaining liability associated with this contract is included in other non-current liabilities in the accompanying consolidated balance sheet.

8. Intangible Assets and Goodwill

Intangible assets subject to amortization consisted of the following:

	Estimated useful life (years)	December 31, 2009			December 31, 2009
		Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Network affiliation agreements	15	$344,662	$(221,945)	$122,717	$344,662	$(199,159)	$145,503
Other definite-lived intangible assets	1-15	13,455	(9,956)	3,499	13,385	(9,037)	4,348

Total intangible assets subject to amortization		$358,117	$(231,901)	$126,216	$358,047	$(208,196)	$149,851

We recorded an impairment charge of $16.2 million during the third quarter of 2009 that included an impairment to the carrying values of FCC licenses of $8.8 million, related to 19 of our stations and an impairment to the carrying values of goodwill of $7.4 million, related to four reporting units consisting of five of our television stations. As required by the authoritative guidance for goodwill and other intangible assets, we tested our FCC licenses and goodwill for impairment at September 30, 2009, between the required annual tests, because we believed events had occurred and circumstances changed that would more likely than not reduce the fair value of our reporting units below their carrying amounts and that our FCC licenses might be impaired. These events and circumstances include the overall economic recession and a continued decline in demand for advertising at several of our stations.

We completed our annual test for impairment of goodwill and FCC licenses as of December 31, 2009 which resulted in no additional impairment charge.

As required by authoritative guidance for goodwill and other intangible assets and authoritative guidance for accounting for the impairment or disposal of long-lived assets, we tested our network affiliation agreements, FCC licenses and goodwill for impairment at September 30, 2008, because we believed events had occurred and circumstances changed that would more likely than not reduce the fair value of our reporting units below their carrying amounts and that our FCC licenses and network affiliation agreements might be impaired. These events included the decline in overall economic conditions and the resulting decline in advertising revenues at some of our television stations. We recorded an impairment charge of $48.5 million that included an impairment to the carrying values of FCC licenses of $19.7 million, related to 12 of our television stations; an impairment to the carrying value of network affiliation agreements of $1.0 million, related to 3 of our television stations; and an impairment to the carrying values of goodwill of $27.8 million, related to 5 reporting units consisting of 6 of our television stations.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Intangible Assets and Goodwill—(Continued)

We performed our annual test for impairment at December 31, 2008 and due to the continued decline in overall economic conditions during the fourth quarter of 2008 and the further decline in our forecasts for advertising revenues at some stations, the Company recorded an additional $33.9 million in impairment charges in the fourth quarter 2008, for an annual total of $82.4 million. Of the additional $33.9 million impairment charges, $21.7 million was for FCC licenses, related to 21 of our television stations, $1.1 million was for network affiliation agreements related to 2 television stations, and $11.1 million was for goodwill, related to 8 reporting units consisting of 10 of our television stations.

An impairment in the carrying amount of a network affiliation agreement is recognized when the expected future operating cash flow derived from the operation to which the asset relates to is less than its carrying value. The impairment charge for network affiliation agreements represents a station-by-station comparison of the carrying amount of network affiliation agreements with their fair value, using a discounted cash flow analysis.

The impairment test for FCC licenses consists of a station-by-station comparison of the carrying amount of FCC licenses with their fair value, using a discounted cash flows analysis.

The impairment test for goodwill utilizes a two-step fair value approach. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the market (“reporting unit”) to its carrying amount. We aggregate our stations by market for purposes of our goodwill and license impairment testing and we believe that our markets are most representative of our broadcast reporting units because we view, manage and evaluate our stations on a market basis. The fair value of a reporting unit is determined using a discounted cash flows analysis. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in Step 1) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of reporting units requires our management to make a number of judgments about assumptions and estimates that are highly subjective and that are based on unobservable inputs. The actual results may differ from these assumptions and estimates; and it is possible that such differences could have a material impact on our financial statements. In addition to the various inputs (i.e. market growth, operating profit margins, discount rates) that we use to calculate the fair value of our FCC licenses and reporting units, we evaluate the reasonableness of our assumptions by comparing the total fair value of all our reporting units to our total market capitalization; and by comparing the fair value of our reporting units or television stations, and FCC licenses to recent television station sale transactions.

As noted above, we are required under authoritative guidance to test our indefinite-lived intangible assets on an annual basis or whenever events or changes in circumstances indicate that these assets might be impaired. As a result, if the current economic trends continue and the credit and capital markets continue to be disrupted, it is possible that we may record further impairments in the future.

The estimated useful life of network affiliation agreements contemplates renewals of the underlying agreements based on Nexstar’s and Mission’s historical ability to renew such agreements without significant cost or modifications to the conditions from which the value of the affiliation was derived. These renewals can result

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Intangible Assets and Goodwill—(Continued)

in estimated useful lives of individual affiliations ranging from 12 to 20 years. Management has determined that 15 years is a reasonable estimate within the range of such estimated useful lives.

Total amortization expense from definite-lived intangibles for the years ended December 31, 2009, 2008 and 2007 was $23.7 million, $28.1 million and $25.7 million, respectively.

The following table presents the Company’s estimate of amortization expense for each of the five succeeding fiscal years and thereafter for definite-lived intangibles assets as of December 31, 2009 (in thousands):

Year ending December 31,
2010	$23,682
2011	$23,329
2012	$23,003
2013	$17,438
2014	$10,390
Thereafter	$28,374

The aggregate carrying value of indefinite-lived intangible assets, consisting of FCC licenses and goodwill, at December 31, 2009 and 2008 was $236.5 million and $240.7 million, respectively. Indefinite-lived intangible assets are not subject to amortization, but are tested for impairment annually or whenever events or changes in circumstances indicate that such assets might be impaired. The use of an indefinite life for FCC licenses contemplates the Company’s historical ability to renew their licenses, that such renewals generally may be obtained indefinitely and at little cost, and that the technology used in broadcasting is not expected to be replaced in the foreseeable future. Therefore, cash flows derived from the FCC licenses are expected to continue indefinitely.

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008, are as follows:

	2009	2008
	(in thousands)
Goodwill	$154,488	$151,686
Accumulated impairment losses	(38,856)	—

Balance as of January 1	$115,632	$151,686

Acquisitions	431	2,802
Impairment	(7,360)	(38,856)
Reclassification of asset	356	—

Goodwill	$155,275	$154,488
Accumulated impairment losses	(46,216)	(38,856)

Balance as of December 31, 2009 and 2008	$109,059	$115,632

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Intangible Assets and Goodwill—(Continued)

The changes in the carrying amount of FCC licenses for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
	(in thousands)
FCC licenses	$166,455	$163,795
Accumulated impairment losses	(41,398)	—

Balance as of January 1	$125,057	$163,795

Acquisitions	11,234	2,660
Impairment	(8,804)	(41,398)

FCC licenses	$177,689	$166,455
Accumulated impairment losses	(50,202)	(41,398)

Balance as of December 31, 2009 and 2008	$127,487	$125,057

During 2009, the consummation of the acquisitions of KARZ and WCWJ increased goodwill and FCC licenses by $0.4 million and $11.2 million, respectively. During 2009, the Company reclassified certain amounts that totaled $0.4 million representing goodwill that was improperly classified as property and equipment when recording the fair value of KTVE assets, which were acquired in 2008.

The fair value measurements of our goodwill and FCC licenses are as follows using the three-level fair value hierarchy established by authoritative accounting guidance for the year ended December 31, 2009:

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
			(in thousands)
Goodwill			$109,059	$(7,360)
FCC licenses			$127,487	$(8,804)

Determining the fair value of our television stations requires our management to make a number of judgments about assumptions and estimates that are highly subjective and that are based on unobservable inputs or assumptions. The actual results may differ from these assumptions and estimates; and it is possible that such differences could have a material impact on our financial statements.

9. Restructure Charge

In February 2009, Nexstar began regionalizing certain accounting and traffic functions. As a result, approximately 93 employees were notified they would be terminated at various points in time through the end of May 2009. These employees were offered termination benefits that aggregated to $0.7 million. To receive any of the termination payments, the employees had to remain employed through their respective termination dates, as specified in the termination agreement. The Company recognized these costs ratably over the period of time between the notice of termination and the termination date.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2009	2008
	(in thousands)
Compensation and related taxes	$2,716	$3,102
Sales commissions	1,338	1,550
Employee benefits	897	947
Property taxes	362	444
Other accruals related to operating expenses	6,876	6,441

	$12,189	$12,484

11. Debt

Long-term debt consisted of the following:

	December 31,
	2009	2008
	(in thousands)
Term loans	$321,689	$325,174
Revolving credit facilities	77,000	31,000
7% senior subordinated notes due 2014, net of discount of $929 and $1,708	46,981	190,778
7% senior subordinated PIK notes due 2014, net of discount of $10,559	132,296	—
11.375% senior discount notes due 2013	49,981	77,820
Senior subordinated PIK notes due 2014, net of discount of $0 and $416	42,427	37,345

	670,374	662,117
Less: current portion	(7,085)	(3,485)

	$663,289	$658,632

On October 8, 2009, Nexstar amended its senior secured credit facility to modify certain terms of the underlying credit agreement. The modifications included, but are not limited to, changes to financial covenants, including the Consolidated Total Leverage Ratio and Consolidated Senior Leverage Ratio, a general tightening of the exceptions to the negative covenants (principally by means of reducing the types and amounts of permitted transactions) and an increase to the interest rates and fees payable with respect to the borrowings under the amended credit agreement.

The Amended Nexstar Credit Agreement revises the calculation of leverage ratios to exclude the netting of cash and cash equivalents against total debt.

On an annual basis following the delivery of Nexstar’s Broadcasting, Inc.’s year end financial statements, the Amended Nexstar Credit Agreement requires mandatory prepayments of principal, as well as a permanent reduction in revolving credit commitments, subject to a computation of excess cash flow for the preceding fiscal year. The amended agreement also places additional restrictions on the use of proceeds from asset sales, equity

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Debt—(Continued)

issuances, or debt issuances (with the result that such proceeds, subject to certain exceptions, be used for mandatory prepayments of principal and permanent reductions in revolving credit commitments), and includes an anti-cash hoarding provision which requires that the Company utilize unrestricted cash and cash equivalent balances in excess of $15.0 million to repay principal amounts outstanding, but not permanently reduce capacity, under the revolving credit facility.

The Amended Nexstar Credit Agreement also revised the interest rate provisions. As amended, borrowings under the Facility may bear interest at either (i) a Eurodollar Rate, which has been amended to include an interest rate floor equal to 1% or (ii) a Base Rate, which, as amended, is defined as the greater of (1) the sum of 1/2 of 1% plus the Federal Funds Rate, (2) Bank of America, N.A.’s prime rate and (3) the sum of (x) 1% plus (y) the Eurodollar Rate. The definition of applicable margin was changed to eliminate the pricing grid and replace it with a fixed rate. As amended, the applicable margin for Eurodollar loans is a rate per annum equal to 4% and the applicable margin for Base Rate loans is a rate per annum equal to 3%.

On October 8, 2009, Mission also amended its credit facility and made changes to its credit agreement that generally mirror the changes made to the Nexstar credit agreement.

The Amended Nexstar Credit Agreement expanded certain cross-default provisions such that the breach of certain warranties, representations or covenants under the Amended Mission Credit Agreement now constitute an event of default under the Amended Nexstar Credit Agreement.

In conjunction with the amendment to our credit agreement and the related collateralization of company-owned real estate, $1.7 million related to professional and legal fees were recognized as administrative expense as incurred. Additionally, Nexstar and Mission paid $5.2 million in bank fees related to the debt amendment, which were capitalized and are being amortized over the remaining term of the credit facility.

The Nexstar Senior Secured Credit Facility

The Nexstar senior secured credit facility (the “Nexstar Facility”) consists of a Term Loan B and a $82.5 million revolving loan. As of December 31, 2009 and 2008, Nexstar had $156.3 million and $158.1 million, respectively, outstanding under its Term Loan B and $70.0 million and $24.0 million, respectively outstanding under its revolving loan at each of these dates.

The Term Loan B matures in October 2012 and is payable in consecutive quarterly installments amortized at 0.25% quarterly, with the remaining 93.25% due at maturity. During the years ended December 31, 2009 and 2008, repayments of Nexstar’s Term Loan B totaled $1.8 million per year, all of which were scheduled maturities. The revolving loan is not subject to incremental reduction and matures in April 2012. During the year ended December 31, 2009, repayments of Nexstar’s revolving loan totaled $8.0 million and borrowings under Nexstar’s revolving loan totaled $54.0 million. Nexstar Broadcasting is required to prepay borrowings outstanding under the Nexstar Facility with certain net proceeds, recoveries and excess cash flows as defined in the credit facility agreement.

Interest rates are selected at Nexstar Broadcasting’s option and the applicable margin is adjusted quarterly as defined in the credit facility agreement. The total weighted average interest rate of the Nexstar Facility was 5.02% and 3.35% at December 31, 2009 and 2008, respectively. Interest is payable periodically based on the type of interest rate selected. Additionally, Nexstar Broadcasting is required to pay quarterly commitment fees on the unused portion of its revolving loan commitment of 0.75% per annum, based on the consolidated senior leverage ratio of Nexstar Broadcasting and Mission for that particular quarter.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Debt—(Continued)

The Mission Senior Secured Credit Facility

The Mission senior secured credit facility (the “Mission Facility”) consists of a Term Loan B and a $15.0 million revolving loan. As of December 31, 2009 and 2008, Mission had $165.4 million and $167.1 million, respectively, outstanding under its Term Loan B and $7.0 million outstanding under its revolving loan at both dates.

Terms of the Mission Facility, including repayment, maturity and interest rates, are the same as the terms of the Nexstar Facility described above. During the years ended December 31, 2009 and 2008, repayments of Mission’s Term Loan B totaled $1.7 million for each year. Interest rates are selected at Mission’s option and the applicable margin is adjusted quarterly as defined in the credit facility agreement. The total weighted average interest rate of the Mission Facility was 5.0% and 3.19% at December 31, 2009 and 2008, respectively.

Unused Commitments and Borrowing Availability

Based on covenant calculations, as of December 31, 2009, the company had $20.5 million of total unused revolving loan commitments under the Nexstar and Mission credit facilities, all of which was available for borrowing.

Senior Subordinated Notes

On December 30, 2003, Nexstar Broadcasting issued $125.0 million of 7% senior subordinated notes (the “7% Notes”) at par. The 7% Notes mature on January 15, 2014. Interest is payable every six months in arrears on January 15 and July 15. The 7% Notes are guaranteed by all of the domestic existing and future restricted subsidiaries of Nexstar Broadcasting and by Mission. The 7% Notes are general unsecured senior subordinated obligations subordinated to all of the Company’s senior secured credit facilities. The 7% Notes are redeemable on or after January 15, 2009, at declining premiums. The proceeds of the offering were used to finance an acquisition.

The 7% Notes discussed above have been registered under the Securities Act of 1933 in accordance with the terms of a registration rights agreement.

On April 1, 2005, Nexstar Broadcasting issued $75.0 million at a price of 98.01%. Proceeds obtained under the offering were net of a $1.1 million payment provided to investors purchasing the notes which was included as a component of the discount.

On January 15, 2009, Nexstar purchased approximately $1.0 million of its outstanding 7% senior subordinated notes for $0.4 million, plus accrued interest of $1 thousand. This transaction resulted in a gain of $0.6 million for 2009. On October 16, 2008, Nexstar purchased $5.0 million (face value) of the Company’s outstanding 7% Notes. The cash paid was approximately $3.1 million which included approximately $0.1 million of accrued interest. On October 28, 2008, Nexstar purchased $2.5 million (face value) of the 7% Notes for approximately $1.5 million, which included approximately $0.1 million of accrued interest. As a result of these two transactions, Nexstar recognized a combined gain of $2.9 million in 2008. This amount is net of a $0.1 million pro-rata write-off of debt financing costs associated with the 7% Notes.

On February 27, 2009, Nexstar Broadcasting, an indirect subsidiary of Nexstar, announced the commencement of an offer to exchange up to $143,600,000 aggregate principal amount of its outstanding $191,510,000 in aggregate principal amount of 7% senior subordinated notes due 2014 (the “Old Notes”) in

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Debt—(Continued)

exchange for (i) up to $142,320,761 in aggregate principal amount of Nexstar Broadcasting’s 7% senior subordinated PIK Notes due 2014 (the “New Notes”), to be guaranteed by each of the existing guarantors to the Old Notes and (ii) cash. The total exchange price received by tendering holders of the Old Notes in the exchange offer included an early participation payment of $30.00 per $1,000 principal amount of Old Notes payable only to holders who tendered their Old Notes at or before March 10, 2009, which is in addition to the $93.10 per $1,000 principal amount of Old Notes payable to all holders who validly tendered their Old Notes on March 26, 2009. The exchange closed on March 30, 2009. The New Notes mature on January 15, 2014, unless earlier redeemed or repurchased. The New Notes are general unsecured senior subordinated obligations subordinated to all of Nexstar Broadcasting’s senior debt. Nexstar Broadcasting pays interest on the New Notes on January 15 and July 15 of each year, commencing on July 15, 2009. Interest is computed on the basis of a 360-day year of twelve 30-day months. However, prior to January 15, 2011, the interest on the New Notes will not be cash interest. From the date of issuance through January 15, 2011, Nexstar Broadcasting pays interest on the New Notes entirely by issuing additional New Notes (the “PIK Interest”). PIK Interest accrues on the New Notes at a rate per annum equal to 0.5%, calculated on a semi-annual bond equivalent basis. From and after January 15, 2011, all New Notes (including those received as PIK Interest) will accrue interest in cash at a rate of 7% per annum, which interest will be payable semi-annually in cash on each January 15 and July 15, commencing on July 15, 2011. As a result of the exchange offer and the subsequently accrued PIK interest, Nexstar now has approximately $142.9 million in aggregate principal of New Notes outstanding and approximately $47.9 million in aggregate principal amount of Old Notes outstanding. The effective interest rate on the Old and New Notes approximates the stated interest rate. Total cash consideration paid to tendering bondholders was $17.7 million. The exchange transaction was accounted for as a modification of existing debt. In connection with the issuance of the senior subordinated PIK notes, $142.3 million of the debt exchange resulted in a non cash transaction in the statement of cash flows. The Company incurred $2.9 million in fees related to the transaction, including banking fees, legal fees and accounting fees, which were charged to selling, general and administrative expenses.

Senior Subordinated PIK Notes

On June 27, 2008, Nexstar Broadcasting, Inc. issued senior subordinated payment-in-kind notes due 2014 (the “PIK Notes”) in aggregate principal amount of $35.6 million at a purchase price equal to 98.25% or $35.0 million. The transaction closed on June 30, 2008.

The PIK Notes bear interest at the rate of: (a) 12% per annum from June 30, 2008 to January 15, 2010, payable entirely during such period by increasing the principal amount of the Notes by an amount equal to the amount of interest then due (“Payment-in-Kind Interest”); (b) 13% per annum, payable entirely in cash, from January 16, 2010 to July 15, 2010; (c) 13.5% per annum, payable entirely in cash, from July 16, 2010 to January 15, 2011; (d) 14.0% per annum, payable entirely in cash, from January 16, 2011 to July 15, 2011; (e) 14.5% per annum, payable entirely in cash, from July 16, 2011 to January 15, 2012; and (f) 15% per annum, payable entirely in cash, thereafter. The Notes shall bear interest on the increased principal amount thereof from and after the applicable interest payment date on which a payment of payment-in-kind interest is made. The effective interest rate on these Notes approximates the stated interest rate. The Notes mature on January 15, 2014, unless earlier redeemed or repurchased. The PIK Notes are general unsecured senior subordinated obligations subordinated to all of the Company’s senior secured credit facilities.

In December 2009, the Company filed a registration statement, effective December 31, 2009, that registered the senior subordinated PIK Notes under the Securities Act of 1933 in accordance with the terms of a registration rights agreement.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Debt—(Continued)

Senior Discount Notes

On March 27, 2003, Nexstar Finance Holdings, Inc. (“Nexstar Finance Holdings”), a wholly-owned subsidiary of Nexstar, issued $130.0 million principal amount at maturity of 11.375% senior discount notes (the “11.375% Notes”) at a price of 57.442%. The effective interest rate on the 11.375% Notes approximates the stated interest rate. The 11.375% Notes mature on April 1, 2013. Each 11.375% Note will have an accreted value at maturity of $1,000. The 11.375% Notes began accruing cash interest on April 1, 2008 with payments due every six months in arrears on April 1 and October 1. On April 1, 2008, Nexstar redeemed a principal amount of notes outstanding of $46.9 million sufficient to ensure that the 11.375% Notes will not be “Applicable High Yield Discount Obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986. In September 2008, Nexstar repurchased $5.3 million of these notes at par, pursuant to the purchase agreement pertaining to the senior subordinated PIK Notes. Debt financing costs of $0.1 million were expensed in conjunction with the repurchase. On various dates throughout January and February 2009, Nexstar purchased some of the outstanding 11.375% senior discount notes issued by Nexstar Finance Holdings, Inc. with a total face value of $27.8 million for $9.6 million, plus accrued interest of $1.0 million. These transactions resulted in total gains of $18.0 million in 2009. The 11.375% Notes are general unsecured senior obligations effectively subordinated to the Nexstar Facility and are structurally subordinated to the 7% Notes, 7% PIK Notes and senior subordinated PIK Notes.

The 11.375% Notes discussed above have been registered under the Securities Act of 1933 in accordance with the terms of a registration rights agreement.

Guarantee of Subordinated and Discount Notes

On September 29, 2004, Nexstar executed full and unconditional guarantees with respect to the 7% Notes, each issued by Nexstar Broadcasting, an indirect subsidiary of Nexstar, and the 11.375% Notes issued by Nexstar Finance Holdings, a wholly-owned subsidiary of Nexstar. Mission is a guarantor of the senior subordinated notes issued by Nexstar Broadcasting.

Collateralization and Guarantees of Debt

The bank credit facilities described above are collateralized by a security interest in substantially all the combined assets, excluding FCC licenses, of Nexstar and Mission. Nexstar and its subsidiaries guarantee full payment of all obligations incurred under the Mission Facility in the event of Mission’s default. Similarly, Mission is a guarantor of the Nexstar Facility and the senior subordinated notes issued by Nexstar Broadcasting.

In consideration of Nexstar’s guarantee of Mission’s senior credit facility, the sole shareholder of Mission has granted Nexstar a purchase option to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent. These option agreements (which expire on various dates between 2011 and 2018) are freely exercisable or assignable by Nexstar without consent or approval by the sole shareholder of Mission. The Company expects these option agreements to be renewed upon expiration.

The 11.375% Notes are general unsecured senior obligations effectively subordinated to the Nexstar facility and are structurally subordinated to the 7% Notes, 7% PIK Notes and senior subordinated PIK Notes.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Debt—(Continued)

Debt Covenants

The Nexstar Facility contains covenants which require the Company to comply with certain financial covenant ratios, including (1) a maximum total combined leverage ratio of Nexstar Broadcasting and Mission of 8.75 times the last twelve months operating cash flow (as defined in the credit agreement) at December 31, 2009, (2) a maximum combined senior leverage ratio of Nexstar Broadcasting and Mission of 7.00 times the last twelve months operating cash flow at December 31, 2009, (3) a minimum combined interest coverage ratio of 1.50 to 1.00, and (4) a fixed charge coverage ratio of 1.15 to 1.00. Although the Nexstar and Mission senior credit facilities allow for payment of cash dividends to common stockholders, Nexstar and Mission do not currently intend to declare or pay a cash dividend. The covenants, which are formally calculated on a quarterly basis, are based on the combined results of Nexstar Broadcasting and Mission. Mission’s bank credit facility agreement does not contain financial covenant ratio requirements, but does provide for default in the event Nexstar does not comply with all covenants contained in its credit agreement. As of September 30, 2009, we were in compliance with all indentures governing the publicly-held notes. As of September 30, 2009, we were not in compliance with all covenants contained in the credit agreement governing our senior secured credit facility. The October 8, 2009 debt amendment contained a limited waiver for the leverage ratios which cured the violation as of September 30, 2009. As of December 31, 2009, we are in compliance with all of our covenants.

In order to make further borrowings under the Nexstar Facility, Nexstar Broadcasting is required to be in compliance with these and other covenants including the requirement that there shall not have occurred any material adverse effect on the operational business assets, properties, condition (financial or otherwise) or prospects of the Company.

Fair Value of Debt

The aggregate carrying amounts and estimated fair value of Nexstar’s and Mission’s debt were as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Term loans(1)	$321,689	$301,254	$325,174	$293,388
Revolving credit facilities(1)	$77,000	$72,865	$31,000	$27,829
7% Senior subordinated notes(2)	$46,981	$36,645	$190,778	$78,219
7% senior subordinated PIK notes(2)	$132,296	$103,191	$—	$—
Senior subordinated PIK notes(2)	$42,427	$28,214	$37,345	$16,805
Senior discount notes(2)	$49,981	$41,734	$77,820	$26,264

(1)	The fair value of bank credit facilities is computed based on borrowing rates currently available to Nexstar and Mission for bank loans with similar terms and average maturities. These fair value measurements are considered Level 3 (significant and unobservable).
(2)	The fair value of Nexstar’s fixed rate debt is estimated based on bid prices obtained from an investment banking firm that regularly makes a market for these financial instruments. These fair value measurements are considered Level 2 (significant and observable).

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Debt—(Continued)

Debt Maturities

At December 31, 2009, scheduled maturities of Nexstar’s and Mission’s debt (undiscounted) are summarized as follows (in thousands):

Year ended December 31,
2010	$7,085
2011	3,485
2012	388,119
2013	49,981
2014	234,138
Thereafter	—

$682,808

12. Contract Termination

On March 31, 2008, Nexstar signed a ten year agreement for national sales representation with two units of Katz Television Group, a subsidiary of Katz Media Group (“Katz”), transferring 24 stations in 14 of its markets from Petry Television Inc. (“Petry”) and Blair Television Inc. (“Blair”). Nexstar, Blair, Petry and Katz entered into a termination and mutual release agreement under which Blair agreed to release Nexstar from its future contractual obligations in exchange for payments totaling $8.0 million. The payments will be paid by Katz on behalf of Nexstar as an inducement for Nexstar to enter into the new long-term contract with Katz. Nexstar recognized a $7.2 million charge associated with terminating the contracts, which is reflected as non-cash contract termination fees in the accompanying condensed consolidated statement of operations. The $7.2 million charge was calculated as the present value of the future payments to be made by Katz. The liability established as a result of the termination represents an incentive received from Katz that will be accounted for as a termination obligation, and will be recognized as a non-cash reduction to operating expenses over the term of the agreement with Katz.
Effective May 1, 2009 we signed another agreement to transfer the remaining Nexstar stations to Katz and its related companies. Moving these contracts resulted in Nexstar cancelling multiple contracts with Blair. As a result, Blair has sued the Company for additional termination fees. Katz has indemnified the Company for all expenses related to the settlement and defense of this lawsuit. Termination of these contracts resulted in a non-cash contract termination fee of $191 thousand. The associated termination incentive will be recognized as a reduction in operating expenses over the ten year contract term. As of December 31, 2009 and 2008, the current portion of these deferred amounts of approximately $0.7 million was included in other current liabilities and the long-term portion in the amount of approximately $5.6 million and $6.0 million, respectively was included in deferred representation fee incentive in the accompanying condensed balance sheet. The Company recognized $0.8 million and $0.6 million of these incentives as a reduction of selling, general and administrative expense for the years ended December 31, 2009 and 2008, respectively.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following:

	December 31, 2009	December 31, 2008
Deferred rent	$7,679	$7,222
Software agreement obligation	3,931	4,281
Other	2,200	1,772

	$13,810	$13,275

14. Common Stock

In May 2007, Banc of America Capital Investors L.P. converted 662,529 non-voting shares of Nexstar Class C common stock into an equivalent number of voting shares of Nexstar Class A common stock.

The holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of the stockholders. Holders of Class C common stock have no voting rights.

The shares of Class B common stock and Class C common stock are convertible as follows: (i) holders of shares of Class B common stock or Class C common stock may elect at any time to convert their shares into an equal number of shares of Class A common stock; or (ii) the Class B common stock will automatically convert into Class A common stock on a one-for-one basis if the holder transfers to anyone other than a certain group of shareholders; or (iii) if Class B common stock represents less than 10.0% of the total common stock outstanding, all of the Class B common stock will automatically convert into Class A common stock on a one-for-one basis.

The Common stockholders are entitled to receive cash dividends, subject to the rights of holders of any series of Preferred Stock, on an equal per share basis.

15. Stock-Based Compensation Plans

Stock-Based Compensation

The Company measures compensation cost related to stock options based on the grant-date fair value of the award using the Black-Scholes option-pricing model and recognizes it ratably, less estimated forfeitures, over the vesting term of the award. At January 1, 2006, the aggregate value of the unvested portion of previously issued stock options was approximately $6.1 million. Compensation cost related to these stock options is being recognized as expense ratably over the remaining vesting period of the awards which become fully-vested in 2010.

The weighted-average assumptions used in the Black-Scholes calculation for option grants during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Expected volatility	82.27%	54.25%	48.06%
Risk-free interest rates	3.10%	3.07%	3.63%
Expected term	6.0 years	5.34 years	6.0 years
Dividend yields	0%	0%	0%
Fair value per share of options granted	$0.61	$2.35	$4.55

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Stock-Based Compensation Plans—(Continued)

The expected volatility assumption used for stock option grants in 2009, 2008 and 2007 is based on a combination of the historical market prices of Nexstar’s common stock and volatilities of peer companies in the television broadcasting industry over the expected term of the granted option. The Company utilized peer company data due to Nexstar’s limited history of publicly traded shares. During the years ended December 31, 2009, 2008 and 2007, the expected term assumption represents the weighted-average period of time that options granted are expected to be outstanding, giving consideration to vesting periods and historical exercise and post-vesting cancellation experience. Prior to adopting the current accounting and disclosure requirements for share-based payments, expected volatility was based solely on the historical market prices of Nexstar’s common stock and expected term equaled the vesting period of the stock option. The risk-free interest rates used are based on the daily U.S. Treasury yield curve rate in effect at the time of the grant having a period commensurate with the expected term assumption.

The Company does not currently recognize a tax benefit resulting from compensation costs expensed in the financial statements because the Company provides a valuation allowance against the deferred tax asset resulting from this type of temporary difference since it expects that it will not have sufficient future taxable income to realize such benefit.

Description and Activity of Stock-Based Compensation Plans

Nexstar has two stock-based employee compensation plans: the 2006 Long-Term Equity Incentive Plan (the “2006 Plan”) and the 2003 Long-Term Equity Incentive Plan (the “2003 Plan”) (collectively, the “Equity Plans”), which provide for the granting of stock options, stock appreciation rights, restricted stock and performance awards to directors, employees of Nexstar or consultants. Approved by Nexstar’s shareholders on May 30, 2006, a maximum of 1,500,000 shares of Nexstar’s Class A common stock can be issued under the 2006 Plan. Under the 2003 Plan, a maximum of 3,000,000 shares of Nexstar’s Class A common stock can be issued. As of December 31, 2009, a total of 434,000 shares and 273,000 shares were available for future grant under the 2006 Plan and 2003 Plan, respectively.

As of December 31, 2009, options to purchase 3,726,000 shares of Nexstar’s Class A common stock were outstanding under the Equity Plans. Options are granted with an exercise price at least equal to the fair market value of the underlying shares of common stock on the date of the grant, vest over five years and expire ten years from the date of grant. Except as otherwise determined by the compensation committee or with respect to the termination of a participant’s services in certain circumstances, including a change of control, no grant may be exercised within six months of the date of the grant. Upon the employee’s termination, all nonvested options are forfeited immediately and any unexercised vested options are canceled from 30 to 180 days following the termination date. Nexstar intends to issue new shares of its Class A common stock when options are exercised.

During 2006, Nexstar granted 30,000 shares of restricted stock under the 2003 Plan. This award vested monthly in increments of 2,500 shares and became fully vested as of January 23, 2007. The fair value of the award totaled $140 thousand, which was based on the market price of Nexstar’s common stock on the date of grant, and was recognized as an expense ratably over the vesting period. Nexstar recorded $11 thousand and $129 thousand of compensation expense for the years ended December 31, 2007 and 2006, respectively, related to the restricted stock, which was included in selling, general and administrative expenses in the Company’s consolidated statement of operations.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Stock-Based Compensation Plans—(Continued)

The following table summarizes stock award activity and related information for all of Nexstar’s Equity Plans for the year ended December 31, 2009 (not presented in thousands):

		Outstanding Options
	Shares Available for Grant	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value(2)
Balance at January 1, 2009	723,000	3,715,000	$8.13
Options granted	(585,000)	585,000	$0.85
Options exercised	—	(5,000)	$2.58
Options forfeited/cancelled	569,000	(569,000)	$5.69

Balance at December 31, 2009	707,000	3,726,000	$7.36	6.44	$1,824,050

Exercisable at December 31, 2009		2,396,991	$9.07	5.43	$3,660
Fully vested and expected to vest at December 31, 2009		3,673,773	$7.41	6.42	$1,736,054

(1)	All options granted during the year ended December 31, 2009 had an exercise price equal to the grant-date market price.
(2)	Aggregate intrinsic value includes effects of estimated forfeitures and represents the difference between the closing market price of Nexstar’s common stock on the last day of the fiscal period, which was $4.05 on December 31, 2009, and the exercise price multiplied by the number of options outstanding.

At December 31, 2009, there was approximately $2.7 million of total unrecognized compensation cost, net of estimated forfeitures, related to stock options that is expected to be recognized over a weighted-average period of 2.8 years.

The following table summarizes information about options outstanding as of December 31, 2009 (not presented in thousands):

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/09	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable at 12/31/09	Weighted- Average Exercise Price
$0.75 - $4.99	1,734,000	7.48	$3.39	808,000	$4.59
$5.00 - $6.99	55,000	7.71	$5.38	18,000	$5.38
$7.00 - $8.99	520,000	4.95	$8.62	520,000	$8.62
$9.00 - $13.99	632,000	7.80	$9.17	272,000	$9.36
$14.00 - $14.49	785,000	3.96	$14.01	778,991	$14.01

	3,726,000			2,396,991

16. Gain on Asset Exchange

In 2004, the FCC approved a spectrum allocation exchange between Sprint Nextel Corporation (“Nextel”) and certain public safety entities to eliminate interference being caused to public safety radio licensees by Nextel’s operations on certain frequencies. As part of this spectrum exchange, the FCC granted Nextel the right to certain spectrum within the 1.9 GHz band that is currently used by television broadcasters to carry their programming by microwave link to their studio or transmitter sites. In order to utilize this spectrum, Nextel is

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Gain on Asset Exchange—(Continued)

required to relocate spectrum used by broadcasters in the 1.9 GHz band to spectrum on different frequencies by, in part, replacing all analog equipment associated with those microwave link facilities being used by broadcasters with comparable digital equipment. The Company has agreed to accept the substitute equipment that Nextel has provided and will provide and in turn must relinquish all of its analog equipment back to Nextel. This transition began on a market by market basis beginning in the second quarter of 2007. Each piece of equipment the Company receives and has received under this arrangement is recorded at its estimated fair market value and is depreciated over its estimated useful life ranging from 5 to 15 years. Management’s determination of the fair market value is derived from the most recent prices paid to manufacturers and vendors for the specific equipment acquired. As equipment is exchanged, the Company records a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished. For the years ended December 31, 2009, 2008 and 2007, the Company recognized gains of $8.1 million, $4.8 million and $2.0 million, respectively from the exchange of this equipment.

17. Gain on Casualty Loss

On February 2, 2009, the building in Port Arthur, Texas suffered extensive fire damage resulting in a total loss of the building. The operations previously performed in this building had been moved to Little Rock, Arkansas prior to the fire. The building was fully insured and the payout on the claim resulted in a net gain of $1.0 million.

On May 8, 2009, a transmission tower at KSNF collapsed, damaging a portion of the facility and nearby property. The settlement of the claim resulted in a net gain of $2.3 million, which is included in gain on asset disposal, net. Of the insurance proceeds received, $0.5 million was related to business interruption.

18. Income Taxes

The provision (benefit) for income taxes consisted of the following components:

	Years Ended December 31,
	2009	2008	2007
	(in thousands)
Current tax expense (benefit):
Federal	$—	$—	$(100)
State	413	560	528

	413	560	428
Deferred tax expense (benefit):
Federal	(209)	(5,327)	5,308
State	(4)	(549)	71

	(213)	(5,876)	5,379

Income tax expense (benefit)	$200	$(5,316)	$5,807

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Income Taxes—(Continued)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% to loss from operations before income taxes. The sources and tax effects of the differences were as follows:

	Years Ended December 31,
	2009	2008	2007
	(in thousands)
Tax benefit at 35% statutory federal rate	$(4,345)	$(29,181)	$(4,888)
Change in valuation allowance	3,873	13,915	10,684
State and local taxes, net of federal benefit	(482)	(1,051)	(86)
Adjustment to tax reserve liability	—	—	(100)
Nondeductible goodwill impairment	262	10,794	—
Other permanent differences	892	207	197

Income tax expense (benefit)	$200	$(5,316)	$5,807

The components of the net deferred tax liability were as follows:

	December 31,
	2009	2008
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$154,552	$150,188
Other intangible assets	5,961	8,575
Deferred revenue	3,644	3,482
Deferred gain on sale of assets	1,907	2,077
Other	11,503	10,205

Total deferred tax assets	177,567	174,527
Valuation allowance	(169,510)	(166,783)

Net deferred tax assets	8,057	7,744

Deferred tax liabilities:
Property and equipment	(7,451)	(7,124)
Goodwill	(11,830)	(12,088)
FCC licenses	(26,603)	(26,576)

Total deferred tax liabilities	(45,884)	(45,788)

Net deferred tax liability	$(37,827)	$(38,044)

The provision for income tax is primarily comprised of deferred income taxes created by an increase in the deferred tax liabilities position during the year resulting from the amortization of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes. The provision was offset, in part, by the impact of the impairment charge which reduced the carrying value of goodwill and other indefinite-lived assets for financial reporting purposes and decreased the related deferred tax liability. The deferred tax liabilities do not reverse on a scheduled basis and are not used to support the realization of deferred tax assets. The Company’s deferred tax assets primarily result from federal and state net operating loss carryforwards (“NOLs”). The Company’s NOLs are available to reduce future taxable income if utilized before their expiration. The Company has provided a valuation allowance for certain deferred tax assets as it believes they may not be realized through future taxable earnings.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Income Taxes—(Continued)

On May 18, 2006, the State of Texas enacted legislation to change its existing franchise tax from a tax based on taxable capital or earned surplus to a tax based on modified gross revenue (“Margin Tax”). The former Texas franchise tax structure remained in existence until the end of 2006. Beginning in 2007, the Margin Tax imposes a 1% tax on revenues, less certain costs, as specified in the legislation, generated from Texas activities. Additionally, the legislation provides a temporary credit for Texas business loss carryovers existing through 2006 to be utilized as an offset to the Margin Tax. On June 15, 2007, the Texas Governor signed legislation that provided various technical corrections to the Texas Margin Tax. Based on the changes provided in this newly enacted tax law, the Company adjusted its temporary credit for Texas business loss carryovers to be utilized as an offset to the Margin Tax and a related deferred tax asset during the second quarter of 2007. The effect of the revision made to the temporary credit increased the Company’s deferred tax assets position resulting in approximately a $0.5 million reduction in the deferred state income tax provision for the year ended December 31, 2007.

As discussed in Note 2, the Company adopted interpretive guidance related to uncertainty surrounding tax benefits on January 1, 2007. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2009	$3,677
Increases in tax positions from prior years	—
Decreases in tax positions from prior years	—
Increases in tax positions for current year	—
Settlements	—
Lapse in statute of limitations	—

Gross unrecognized tax benefits at December 31, 2009	$3,677

Interest expense and penalties related to the Company’s uncertain tax positions would be reflected as a component of income tax expense in the Company’s Consolidated Statements of Operations. As of December 31, 2009 and 2008, the Company did not accrue interest on the unrecognized tax benefits as an unfavorable outcome upon examination would not result in a cash outlay but would reduce NOLs subject to a valuation allowance.

As of December 31, 2009, the total gross unrecognized tax benefits were approximately $3.7 million. If recognized, this amount would result in a favorable effect on the Company’s effective tax rate excluding impact on the Company’s valuation allowance position. The Company does not expect the amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal tax examinations for years after 2005. Additionally, any NOLs that were generated in prior years and will be utilized in the future may also be subject to examination by the Internal Revenue Service. State jurisdictions that remain subject to examination are not considered significant.

The valuation allowance increased for the years ended December 31, 2009 and 2008 by $2.7 million and $14.6 million primarily related to the generation of current year net operating losses, the benefit of which may not be realized.

At December 31, 2009, the Company has NOLs available of approximately $430.2 million which are available to reduce future taxable income if utilized before their expiration. The federal NOLs begin to expire in 2009 through 2029 if not utilized. Utilization of NOLs in the future may be limited if changes in the Company’s ownership occurs.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. FCC Regulatory Matters

Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the “Communications Act”). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC, and empowers the FCC, among other things, to issue, revoke, and modify broadcasting licenses, determine the location of television stations, regulate the equipment used by television stations, adopt regulations to carry out the provisions of the Communications Act and impose penalties for the violation of such regulations. The FCC’s ongoing rule making proceedings could have a significant future impact on the television industry and on the operation of the Company’s stations and the stations it provides services to. In addition, the U.S. Congress may act to amend the Communications Act in a manner that could impact the Company’s stations, the stations it provides services to and the television broadcast industry in general.

Some of the more significant FCC regulatory matters impacting the Company’s operations are discussed below.

Digital Television (“DTV”) Conversion

In February 2009, President Obama signed into law legislation that established June 12, 2009 as the deadline for television broadcasters to complete their transition to DTV-only operations and return their analog spectrum to the FCC. The DTV transmission system delivers video and audio signals of higher quality (including high definition television) than the existing analog transmission system. DTV also has substantial capabilities for multiplexing (the broadcast of several channels of programs concurrently) and data transmission. The introduction of digital television requires consumers to purchase new television sets that are capable of receiving and displaying the DTV signals, or adapters to receive DTV signals and convert them to analog signals for display on their existing receivers.

On June 12, 2009 all full-power television broadcasters were required to cease operating in an analog format and operate exclusively in digital (DTV) format. As of December 31, 2009, all of Nexstar’s and Mission’s stations have completed the transition to digital operations; however, Nexstar is working with the FCC with respect to KMID’s authorization.

DTV conversion expenditures were $8.4 million, $23.3 million and $8.6 million, respectively, for the years ended December 31, 2009, 2008 and 2007.

Media Ownership

In 2006, the FCC initiated a rulemaking proceeding which provides for a comprehensive review of all of its media ownership rules, as required by the Communications Act. The Commission considered rules relating to ownership of two or more TV stations in a market, ownership of local TV and radio stations by daily newspapers in the same market, cross-ownership of local TV and radio stations, and changes to how the national TV ownership limits are calculated. In February 2008, the FCC adopted modest changes to its newspaper broadcast cross-ownership rule while retaining the rest of its ownership rules then currently in effect. Multiple challenges to this proceeding were filed with the U.S. Courts of Appeal. The court proceedings remain pending. The FCC will be making a further review of its media ownership rules in 2010.

The FCC is required by statute to review its media ownership rules every four years and to eliminate those rules it finds no longer serve the “public interest, convenience and necessity”. During 2009, the FCC held a series of hearings designed to evaluate possible changes to its rules. Sometime during 2010, the FCC is expected to officially initiate the next statutorily-mandated review of its media ownership rules and request public comments thereon.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Commitments and Contingencies

Broadcast Rights Commitments

Broadcast rights acquired for cash under license agreements are recorded as an asset and a corresponding liability at the inception of the license period. Future minimum payments arising from unavailable future broadcast license commitments outstanding are as follows at December 31, 2009 (in thousands):

Year ended December 31,
2010	$1,875
2011	4,596
2012	2,180
2013	414
2014	268
Thereafter	41

Future minimum payments for unavailable cash broadcast rights	$9,374

Unavailable broadcast rights commitments represent obligations to acquire cash program rights for which the license period has not commenced and, accordingly, for which no asset or liability has been recorded.

Operating Leases

The Company leases office space, vehicles, towers, antennae sites, studio and other operating equipment under noncancelable operating lease arrangements expiring through April 2032. Charges to operations for such leases aggregated approximately $6.2 million, $6.1 million and $5.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Future minimum lease payments under these operating leases are as follows at December 31, 2009 (in thousands):

Year ended December 31,
2010	$4,606
2011	4,593
2012	4,514
2013	4,564
2014	4,162
Thereafter	38,643

$61,082

Guarantee of Mission Debt

Nexstar and its subsidiaries guarantee full payment of all obligations incurred under Misson’s senior credit facility agreement. In the event that Mission is unable to repay amounts due under its credit facility, Nexstar will be obligated to repay such amounts. The maximum potential amount of future payments that Nexstar would be required to make under this guarantee would be generally limited to the amount of borrowings outstanding under the Mission credit facility. At December 31, 2009, Mission had $172.4 million outstanding under its senior credit facility.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Commitments and Contingencies—(Continued)

Indemnification Obligations

In connection with certain agreements that the Company enters into in the normal course of its business, including local service agreements, business acquisitions and borrowing arrangements, the Company enters into contractual arrangements under which the Company agrees to indemnify the third party to such arrangement from losses, claims and damages incurred by the indemnified party for certain events as defined within the particular contract. Such indemnification obligations may not be subject to maximum loss clauses and the maximum potential amount of future payments the Company could be required to make under these indemnification arrangements may be unlimited. Historically, payments made related to these indemnifications have been immaterial and the Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements.

Collective Bargaining Agreements

As of December 31, 2009, certain technical, production and news employees at six of the Company’s stations are covered by collective bargaining agreements. The Company believes that employee relations are satisfactory and has not experienced any work stoppages at any of its stations. However, there can be no assurance that the collective bargaining agreements will be renewed in the future or that the Company will not experience a prolonged labor dispute, which could have a material adverse effect on its business, financial condition, or results of operations.

Litigation

From time to time, the Company is involved with claims that arise out of the normal course of its business. In the opinion of management, any resulting liability with respect to these claims would not have a material adverse effect on the Company’s financial position or results of operations.

21. Condensed Consolidating Financial Information

Senior Discount Notes

The following condensed consolidating financial information presents the financial position, results of operations and cash flows of the Company, each of its 100%, directly or indirectly, owned subsidiaries. This information is presented in lieu of separate financial statements and other related disclosures pursuant to Regulation S-X Rule 3-10 of the Securities Exchange Act of 1934, as amended, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or being Registered.”

The Nexstar column presents the parent company’s financial information (not including any subsidiaries). The Nexstar Holdings column presents its financial information (not including any subsidiaries). The Nexstar Broadcasting column presents the financial information of Nexstar Broadcasting. The Mission column presents the financial information of Mission, an entity which Nexstar Broadcasting is required to consolidate as a variable interest entity (see Note 2).

Prior periods have been reclassified to conform to current presentation.

The Company and its subsidiaries have the following notes outstanding:

1.	Nexstar Holdings, which is a wholly-owned subsidiary of Nexstar, has 11.375% senior discount notes (“11.375% Notes”) due in 2013. The 11.375% Notes are fully and unconditionally guaranteed by Nexstar but not guaranteed by any other entities.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Condensed Consolidating Financial Information—(Continued)

2.	Nexstar Broadcasting, Inc., which is a wholly-owned subsidiary of Nexstar Holdings, has the following notes outstanding:

(a) 7% Senior Subordinated Notes (“7% Notes”) due 2014. The 7% Notes are fully and unconditionally guaranteed by Nexstar and Mission. These notes are not guaranteed by any other entities.

(b) 7% Senior Subordinated PIK Notes due 2014 (“7% PIK Notes”). The 7% PIK Notes are fully and unconditionally guaranteed by Nexstar and Mission. These notes are not guaranteed by any other entities.

(c) Senior Subordinated PIK Notes due 2014 (“Senior Subordinated PIK Notes”). The Senior Subordinated PIK Notes currently bear interest at 12% subject to increases over time. The Senior Subordinated PIK Notes are fully and unconditionally guaranteed by Nexstar. The Senior Subordinated PIK Notes are not guaranteed by Mission or any other entity.

Neither Mission nor Nexstar Broadcasting has any subsidiaries.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Condensed Consolidating Financial Information—(Continued)

BALANCE SHEET

December 31, 2009

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
ASSETS
Current assets:
Cash and cash equivalents	$—	$11,849	$903	$—	$—	$12,752
Due from Mission	—	13,370	—	—	(13,370)	—
Other current assets	—	75,466	4,668	—	—	80,134

Total current assets	—	100,685	5,571	—	(13,370)	92,886
Investments in subsidiaries eliminated upon consolidation	(75,125)	—	—	(16,856)	91,981	—
Amounts due from parents eliminated upon consolidation	—	4,146	—	—	(4,146)	—
Property and equipment, net	—	115,671	28,610	—	—	144,281
Goodwill	—	90,330	18,729	—	—	109,059
FCC licenses	—	106,789	20,698	—	—	127,487
Other intangible assets, net	—	100,699	25,517	—	—	126,216
Other noncurrent assets	—	15,197	3,906	794	—	19,897

Total assets	$(75,125)	$533,517	$103,031	$(16,062)	$74,465	$619,826

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of debt	$—	$5,358	$1,727	$—	$—	$7,085
Due to Nexstar Broadcasting	—	—	13,370	—	(13,370)	—
Other current liabilities	—	42,331	5,174	1,421	—	48,926

Total current liabilities	—	47,689	20,271	1,421	(13,370)	56,011
Debt	—	442,675	170,633	49,981	—	663,289
Amounts due to subsidiary eliminated upon consolidation	(3,513)	—	—	7,659	(4,146)	—
Other noncurrent liabilities	(3)	60,009	16,781	2	—	76,789

Total liabilities	(3,516)	550,373	207,685	59,063	(17,516)	796,089

Stockholders’ equity (deficit):
Common stock	284	—	—	—	—	284
Other stockholders’ equity (deficit)	(71,893)	(16,856)	(104,654)	(75,125)	91,981	(176,547)

Total stockholders’ equity (deficit)	(71,609)	(16,856)	(104,654)	(75,125)	91,981	(176,263)

Total liabilities and stockholders’ equity (deficit)	$(75,125)	$533,517	$103,031	$(16,062)	$74,465	$619,826

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Condensed Consolidating Financial Information—(Continued)

BALANCE SHEET

December 31, 2008

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
ASSETS
Current assets:
Cash and cash equivalents	$—	$14,408	$1,426	$—	$—	$15,834
Due from Mission	—	15,468	—	—	(15,468)	—
Other current assets	—	64,369	4,665	6	—	69,040

Total current assets	—	94,245	6,091	6	(15,468)	84,874
Investments in subsidiaries eliminated upon consolidation	(65,139)	—	—	15,553	49,586	—
Amounts due from parents eliminated upon consolidation	—	(33)	—	—	33	—
Property and equipment, net	—	106,609	29,269	—	—	135,878
Goodwill	—	96,997	18,635	—	—	115,632
FCC licenses	—	102,362	22,695	—	—	125,057
Other intangible assets, net	—	119,186	30,665	—	—	149,851
Other noncurrent assets	1	11,261	2,723	1,310	—	15,295

Total assets	$(65,138)	$530,627	$110,078	$16,869	$34,151	$626,587

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of debt	$—	$1,758	$1,727	$—	$—	$3,485
Due to Nexstar Broadcasting	—	—	15,468	—	(15,468)	—
Other current liabilities	—	44,621	7,037	2,212	128	53,998

Total current liabilities	—	46,379	24,232	2,212	(15,340)	57,483
Debt	—	408,452	172,360	77,820	—	658,632
Amounts due to subsidiary eliminated upon consolidation	(2,006)	—	—	1,973	33	—
Other noncurrent liabilities	(3)	60,243	15,513	3	(128)	75,628

Total liabilities	(2,009)	515,074	212,105	82,008	(15,435)	791,743

Stockholders’ equity (deficit):
Common stock	284	—	—	—	—	284
Other stockholders’ equity (deficit)	(63,413)	15,553	(102,027)	(65,139)	49,586	(165,440)

Total stockholders’ equity (deficit)	(63,129)	15,553	(102,027)	(65,139)	49,586	(165,156)

Total liabilities and stockholders’ equity (deficit)	$(65,138)	$530,627	$110,078	$16,869	$34,151	$626,587

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Condensed Consolidating Financial Information—(Continued)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Net broadcast revenue (including trade and barter)	$—	$243,591	$8,388	$—	$—	$251,979
Revenue between consolidated entities	—	7,425	25,435	—	(32,860)	—

Net revenue	—	251,016	33,823	—	(32,860)	251,979

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	—	71,423	5,810	—	—	77,233
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	—	86,728	2,790	7	—	89,525
Local service agreement fees between consolidated entities	—	25,435	7,425	—	(32,860)	—
Restructure charge	—	670	—	—	—	670
Non-cash contract termination fee	—	191	—	—	—	191
Impairment of goodwill and intangible assets	—	13,906	2,258	—	—	16,164
Amortization of broadcast rights	—	20,582	4,681	—	—	25,263
Amortization of intangible assets	—	18,557	5,148	—	—	23,705
Depreciation	—	18,022	3,658	—	—	21,680
Gain on asset exchange		(5,708)	(2,385)	—	—	(8,093)
(Gain) loss on property and asset disposal, net	—	(2,588)	28	—	—	(2,560)

Total operating expenses	—	247,218	29,413	7	(32,860)	243,778

Income (loss) from operations	—	3,798	4,410	(7)	—	8,201
Interest expense, including amortization of debt financing costs	—	(27,027)	(6,056)	(6,153)	—	(39,236)
Gain on extinguishment of debt	—	565	—	18,002	—	18,567
Equity in loss of subsidiaries	(9,987)	—	—	(21,829)	31,816	—
Other income, net	—	49	5	—	—	54

Loss before income taxes	(9,987)	(22,615)	(1,641)	(9,987)	31,816	(12,414)
Income tax (expense) benefit	—	786	(986)	—	—	(200)

Net (loss) income	$(9,987)	$(21,829)	$(2,627)	$(9,987)	$31,816	$(12,614)

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Condensed Consolidating Financial Information—(Continued)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Net broadcast revenue (including trade and barter)	$—	$278,284	$6,635	$—	$—	$284,919
Revenue between consolidated entities	—	8,090	35,283	—	(43,373)	—

Net revenue	—	286,374	41,918	—	(43,373)	284,919

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	—	71,882	6,405	—	—	78,287
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	1	87,872	2,595	—	—	90,468
Local service agreement fees between consolidated entities	—	35,283	8,090	—	(43,373)	—
Non-cash contract termination fee	—	7,167	—	—	—	7,167
Impairment of goodwill and intangible assets		70,957	11,438	—	—	82,395
Amortization of broadcast rights	—	15,694	4,729	—	—	20,423
Amortization of intangible assets	—	22,726	5,403	—	—	28,129
Depreciation	—	17,687	3,337	—	—	21,024
(Gain) loss on asset exchange		(3,907)	(869)	—	—	(4,776)
(Gain) loss on property and asset disposal, net	—	253	(352)	56	—	(43)

Total operating expenses	1	325,614	40,776	56	(43,373)	323,074

Income (loss) from operations	(1)	(39,240)	1,142	(56)	—	(38,155)
Interest expense, including amortization of debt financing costs	—	(28,641)	(9,472)	(10,719)	—	(48,832)
Gain on extinguishment of debt	—	2,897	—	—	—	2,897
Equity in loss of subsidiaries	(70,518)	—	—	(59,743)	130,261	—
Other income, net	—	662	53	—	—	715

Loss before income taxes	(70,519)	(64,322)	(8,277)	(70,518)	130,261	(83,375)
Income tax (expense) benefit	—	4,579	737	—	—	5,316

Net (loss) income	$(70,519)	$(59,743)	$(7,540)	$(70,518)	$130,261	$(78,059)

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Condensed Consolidating Financial Information—(Continued)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Net broadcast revenue (including trade and barter)	$—	$260,075	$6,726	$—	$—	$266,801
Revenue between consolidated entities	—	7,860	30,556	—	(38,416)	—

Net revenue	—	267,935	37,282	—	(38,416)	266,801

Operating expenses (income):
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	—	68,980	5,148	—	—	74,128
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	(105)	84,598	2,280	—	—	86,773
Local service agreement fees between consolidated entities	—	30,556	7,860	—	(38,416)	—
Amortization of broadcast rights	—	17,188	4,269	—	—	21,457
Amortization of intangible assets	—	20,309	5,362	—	—	25,671
Depreciation	—	16,983	3,241	—	(15)	20,209
Gain on asset exchange	—	(1,645)	(317)	—	—	(1,962)
Loss (gain) on asset disposal, net	—	(109)	92	—	—	(17)

Total operating expenses (income)	(105)	236,860	27,935	—	(38,431)	226,259

Income from operations	105	31,075	9,347	—	15	40,542
Interest expense, including amortization of debt financing costs	—	(29,099)	(12,344)	(13,597)	—	(55,040)
Equity in loss of subsidiaries	(15,853)	—	—	(2,256)	18,109	—
Other income, net	—	440	92	—	—	532

Income (loss) before income taxes	(15,748)	2,416	(2,905)	(15,853)	18,124	(13,966)
Income tax expense	—	(4,672)	(1,135)	—	—	(5,807)

Net (loss) income	$(15,748)	$(2,256)	$(4,040)	$(15,853)	$18,124	$(19,773)

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Condensed Consolidating Financial Information—(Continued)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Cash flows provided by (used for) operating activities	$—	$19,815	$4,196	$9,561	$(10,579)	$22,993
Cash flows from investing activities:
Additions to property and equipment	—	(17,857)	(1,171)	—	—	(19,028)
Acquisition of broadcast properties and related transaction costs	—	(20,756)	—	—	—	(20,756)
Other investing activities	—	4,194	—	—	—	4,194

Net cash used for investing activities	—	(34,419)	(1,171)	—	—	(35,590)

Cash flows from financing activities:
Repayment of long-term debt	—	(10,158)	(1,727)	(9,561)	—	(21,446)
Proceeds from revolver draws	—	54,000	—	—	—	54,000
Consideration paid to bondholders for debt exchange	—	(17,677)	—	—	—	(17,677)
Payments for debt financing costs	—	(3,554)	(1,821)	—	—	(5,375)
Inter-company dividends paid	—	(10,579)	—	—	10,579	—
Other financing activities	—	13	—	—	—	13

Net cash provided by (used for) financing activities	—	12,045	(3,548)	(9,561)	10,579	9,515

Net decrease in cash and cash equivalents	—	(2,559)	(523)	—	—	(3,082)
Cash and cash equivalents at beginning of year	—	14,408	1,426	—	—	15,834

Cash and cash equivalents at end of year	$—	$11,849	$903	$—	$—	$12,752

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Condensed Consolidating Financial Information—(Continued)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Cash flows provided by operating activities	$—	$56,563	$8,768	$52,180	$(56,864)	$60,648
Cash flows from investing activities:
Additions to property and equipment	—	(22,607)	(8,186)	—	—	(30,793)
Acquisition of broadcast properties and related transaction costs	—	—	(7,923)	—	—	(7,923)
Down payment on acquisition of stations		(400)				(400)
Other investing activities	—	46	578	—	—	624

Net cash used for investing activities	—	(22,961)	(15,531)	—	—	(38,492)

Cash flows from financing activities:
Proceeds from debt issuance	—	35,000	—	—	—	35,000
Repayment of long-term debt	—	(56,375)	(1,727)	(52,180)	—	(110,282)
Proceeds from revolver draws	—	53,000	—	—	—	53,000
Payments for debt financing costs	—	(304)	—	—	—	(304)
Inter-company dividends paid	—	(56,864)	—	—	56,864	—
Other financing activities	—	38	—	—	—	38

Net cash provided by (used for) financing activities	—	(25,505)	(1,727)	(52,180)	56,864	(22,548)

Net increase (decrease) in cash and cash equivalents	—	8,098	(8,490)	—	—	(392)
Cash and cash equivalents at beginning of year	—	6,310	9,916	—	—	16,226

Cash and cash equivalents at end of year	$—	$14,408	$1,426	$—	$—	$15,834

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Condensed Consolidating Financial Information—(Continued)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

(in thousands)

	Nexstar	Nexstar Broadcasting	Mission	Nexstar Holdings	Eliminations	Consolidated Company
Cash flows provided by (used for) operating activities	$(153)	$33,232	$3,908	$—	$—	$36,987

Cash flows from investing activities:
Additions to property and equipment, net	—	(16,080)	(2,461)	—	—	(18,541)
Down payment on acquisition of stations	—	—	(387)	—	—	(387)
Other investing activities	—	314	6	—	—	320

Net cash used for investing activities	—	(15,766)	(2,842)	—	—	(18,608)

Cash flows from financing activities:
Repayment of long-term debt	—	(19,758)	(1,727)	—	—	(21,485)
Proceeds from revolver draws	—	1,000	7,000	—	—	8,000
Other financing activities	153	—	—	—	—	153

Net cash provided by (used for) financing activities	153	(18,758)	5,273	—	—	(13,332)

Net increase (decrease) in cash and cash equivalents	—	(1,292)	6,339	—	—	5,047
Cash and cash equivalents at beginning of period	—	7,602	3,577	—	—	11,179

Cash and cash equivalents at end of period	$—	$6,310	$9,916	$—	$—	$16,226

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Employee Benefits

Nexstar and Mission have established retirement savings plans under Section 401(k) of the Internal Revenue Code (the “Plans”). The Plans cover substantially all employees of Nexstar and Mission who meet minimum age and service requirements, and allow participants to defer a portion of their annual compensation on a pre-tax basis. Employer contributions to the Plans may be made at the discretion of Nexstar and Mission. In 2009 and 2008, neither Nexstar or Mission made contributions to the Plans. Nexstar recorded contributions of $0.6 million for the year ended December 31, 2007. Mission recorded contributions of $17 thousand year ended December 31, 2007.

Under a collective bargaining agreement, the Company contributes three percent (3%) of the gross monthly payroll of certain covered employees toward their pension benefits. Employees must have completed 90 days of service to be eligible for the contribution. The Company’s pension benefit contribution totaled $26 thousand, $20 thousand and $25 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

23. Related Party Transactions

Pursuant to a management services agreement, Mission paid compensation to its sole shareholder in the amount of $0.4 million, $0.3 million and $0.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, which was included in selling, general and administrative expenses in the Company’s consolidated statement of operations.

24. Unaudited Quarterly Data

	Quarter Ended
	March 31, 2009	June 30, 2009	September 30, 2009(3)	December 31, 2009
	(in thousands, except per share amounts)
Net revenue	$55,468	$62,152	$60,399	$73,960
Income (loss) from operations	(1,311)	9,044	(13,633)	14,101
Income (loss) before income taxes	7,431	149	(22,296)	2,302
Net income (loss)	6,052	(1,242)	(18,391)	967
Basic and diluted net income (loss) per share	$0.21	$(0.04)	$(0.65)	$0.03
Basic and diluted weighted average shares outstanding	28,425	28,425	28,426	28,430

	Quarter Ended
	March 31, 2008	June 30, 2008	September 30, 2008(1)	December 31, 2008(2)
	(in thousands, except per share amounts)
Net revenue	$63,712	$70,618	$70,275	$80,314
Income (loss) from operations	(61)	16,166	(36,799)	(17,461)
Income (loss) before income taxes	(13,649)	5,511	(48,331)	(26,906)
Net income (loss)	(15,328)	3,877	(45,328)	(21,280)
Basic and diluted net income (loss) per share	$(0.54)	$0.14	$(1.59)	$(0.75)
Basic and diluted weighted average shares outstanding	28,418	28,422	28,425	28,425

(1)	The Company recognized impairment charges to goodwill, FCC licenses and network affiliation agreements of $ 27.8 million, $19.7 million and $1.0 million, respectively, in the third quarter of 2008. See Footnote 8 for additional information.
(2)	The Company recognized impairment charges to goodwill, FCC licenses and network affiliation agreements of $11.1 million, $21.7 million and $1.1 million, respectively, in the fourth quarter of 2008. See Footnote 8 for additional information.
(3)	The Company recognized impairment charges to goodwill and FCC licenses of $7.4 million and $8.8 million, respectively, in the third quarter of 2009. See Footnote 8 for additional information.

NEXSTAR BROADCASTING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Valuation and Qualifying Accounts

Allowance for Doubtful Accounts Rollforward

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
Year ended December 31, 2007	$1,061	$1,112	$(965)	$1,208
Year ended December 31, 2008	1,208	959	(1,335)	832
Year ended December 31, 2009	832	1,159	(1,147)	844

(1)	Uncollectible accounts written off, net of recoveries.

Valuation Allowance for Deferred Tax Assets Rollforward

	Balance at Beginning of Period	Additions Charged to Costs and Expenses(1)	Additions Charged to Other Accounts	Deductions(2)	Balance at End of Period
Year ended December 31, 2007	$154,509	$10,684	$—	$(13,045)	$152,148
Year ended December 31, 2008	152,148	13,915	720	—	166,783
Year ended December 31, 2009	166,783	3,874	—	(1,147)	169,510

(1)	Increase in valuation allowance related to the generation of net operating losses and other deferred tax assets.
(2)	Decrease in valuation allowance associated with adjustments to certain deferred tax assets and their related allowance.

MISSION BROADCASTING, INC.

CONDENSED BALANCE SHEETS

(in thousands, except share information, unaudited)

	September 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$3,062	$903
Accounts receivable	1,627	1,430
Current portion of broadcast rights	3,742	3,014
Prepaid expenses and other current assets	186	216
Deferred tax asset	8	8

Total current assets	8,625	5,571
Property and equipment, net	26,485	28,610
Broadcast rights	2,431	1,785
Goodwill	18,729	18,729
FCC licenses	20,698	20,698
Other intangible assets, net	21,656	25,517
Other noncurrent assets, net	1,262	1,785
Deferred tax asset	329	336

Total assets	$100,215	$103,031

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Current portion of debt	$390	$1,727
Current portion of broadcast rights payable	4,104	3,362
Taxes payable	42	56
Accounts payable	24	111
Accrued expenses	596	629
Interest payable (Note 7)	12,905	24
Deferred revenue	609	992
Due to Nexstar Broadcasting, Inc.	10,741	13,370

Total current liabilities	29,411	20,271
Debt (Note 7)	355,730	170,633
Broadcast rights payable	3,071	2,714
Deferred tax liabilities	8,038	7,180
Deferred revenue	534	709
Deferred gain on sale of assets	1,606	1,737
Other liabilities	4,545	4,441

Total liabilities	402,935	207,685

Commitments and contingencies

Shareholder’s deficit:
Common stock, $1 par value; 1,000 shares authorized; 1,000 shares issued and outstanding at each of September 30, 2010 and December 31, 2009	1	1
Subscription receivable	(1)	(1)
Contra equity due from affiliate on debt issuance (Note 7)	(192,684)	—
Accumulated deficit	(110,036)	(104,654)

Total shareholder’s deficit	(302,720)	(104,654)

Total liabilities and shareholder’s deficit	$100,215	$103,031

The accompanying notes are an integral part of these condensed financial statements.

MISSION BROADCASTING, INC.

CONDENSED STATEMENTS OF OPERATIONS

(in thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net broadcast revenue	$2,395	$2,134	$6,988	$6,308
Revenue from Nexstar Broadcasting, Inc.	6,813	5,808	20,558	18,036

Net revenue	9,208	7,942	27,546	24,344

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	1,312	1,223	4,240	4,364
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	608	822	1,738	2,164
Fees incurred pursuant to local service agreements with Nexstar Broadcasting, Inc.	1,785	1,800	5,375	5,625
Impairment of goodwill and intangible assets	—	2,258	—	2,258
Amortization of broadcast rights	940	1,430	2,782	3,632
Amortization of intangible assets	1,287	1,287	3,861	3,861
Depreciation	741	828	2,204	2,721
Loss (gain) on asset exchange	—	(1,354)	11	(1,851)
Loss (gain) on asset disposal, net	2	(9)	20	(7)

Total operating expenses	6,675	8,285	20,231	22,767

Income (loss) from operations	2,533	(343)	7,315	1,577
Interest expense, including amortization of debt financing costs	(3,662)	(1,052)	(9,346)	(3,768)
Loss on extinguishment of debt (Note 7)	—	—	(2,431)	—
Interest income	—	1	—	4

Loss before income taxes	(1,129)	(1,394)	(4,462)	(2,187)

Income tax expense	(305)	(50)	(920)	(671)

Net loss	$(1,434)	$(1,444)	$(5,382)	$(2,858)

The accompanying notes are an integral part of these condensed financial statements.

MISSION BROADCASTING, INC.

CONDENSED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT

For the Nine Months Ended September 30, 2010

(in thousands, except share information, unaudited)

	Shares	Par Value	Subscription Receivable	Contra Equity Due from Affiliate on Debt	Accumulated Deficit	Total Shareholder’s Deficit
Balance as of December 31, 2009	1,000	$1	$(1)	$—	$(104,654)	$(104,654)
Contra equity due from affiliate on debt issuance (Note 7)	—	—	—	(192,684)	—	(192,684)
Net loss	—	—	—	—	(5,382)	(5,382)

Balance as of September 30, 2010	1,000	$1	$(1)	$(192,684)	$(110,036)	$(302,720)

The accompanying notes are an integral part of these condensed financial statements.

MISSION BROADCASTING, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands, unaudited)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(5,382)	$(2,858)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	865	623
Depreciation of property and equipment	2,204	2,721
Amortization of intangible assets	3,861	3,861
Amortization of debt financing costs	261	33
Amortization of broadcast rights, excluding barter	1,144	1,793
Payments for broadcast rights	(1,432)	(1,375)
Impairment of goodwill and intangible assets	—	2,258
Loss (gain) on asset exchange	11	(1,851)
Loss (gain) on asset disposal, net	20	(7)
Loss on extinguishment of debt	2,431	—
Amortization of debt discount	157	—
Deferred gain recognition	(131)	(130)
Changes in operating assets and liabilities:
Accounts receivable	(197)	(448)
Prepaid expenses and other current assets	30	(61)
Taxes payable	(14)	(32)
Accounts payable and accrued expenses	(127)	(1,241)
Interest payable	5,352	(6)
Deferred revenue	(558)	(356)
Other noncurrent liabilities	117	258
Due to Nexstar Broadcasting, Inc.	(2,629)	(1,238)

Net cash provided by operating activities	5,983	1,944

Cash flows from investing activities:
Purchases of property and equipment	(103)	(908)

Net cash used in investing activities	(103)	(908)

Cash flows used for financing activities:
Repayment of long-term debt and revolver loan	(133,458)	(1,295)
Proceeds from debt issuance	131,906	—
Payments for debt extinguishment	(992)	—
Payments for debt finance costs	(1,177)	—

Net cash used in financing activities	(3,721)	(1,295)

Net increase (decrease) in cash and cash equivalents	2,159	(259)
Cash and cash equivalents at beginning of period	903	1,426

Cash and cash equivalents at end of period	$3,062	$1,167

Supplemental information:
Cash paid for:
Interest	$3,733	$3,741

Income taxes, net	$70	$80

Non-cash investing activities:
Accrued purchases of property and equipment	$15	$33

Non-cash financing activities:
Proceeds from debt issuance received by Nexstar Broadcasting, Inc. classified as contra equity (Note 7)	$184,934	$—

Interest payable by Nexstar Broadcasting, Inc. classified as contra equity (Note 7)	$7,529	$—

The accompanying notes are an integral part of these condensed financial statements.

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Organization and Business Operations

As of September 30, 2010, Mission Broadcasting, Inc. (“Mission” or the “Company”) owned and operated 16 television stations, all of which are affiliated with the NBC, ABC, CBS, Fox or MyNetworkTV television networks, in markets located in New York, Pennsylvania, Illinois, Indiana, Missouri, Texas, Louisiana, Arkansas and Montana. The Company operates in one reportable television broadcasting segment. Through local service agreements, Nexstar Broadcasting, Inc. (“Nexstar” or “Nexstar Broadcasting”) provides sales and operating services to all of the Mission television stations (see Note 4). As more fully described in Note 10, Mission’s sole shareholder has granted Nexstar purchase options to acquire the assets and assume the liabilities of each Mission station, subject to Federal Communications Commission (“FCC”) consent.

The Company is highly leveraged, which makes it vulnerable to changes in general economic conditions. The Company’s ability to repay or refinance its debt will depend on, among other things, financial, business, market, competitive and other conditions, many of which are beyond its control, as well as Nexstar maintaining its pledge to continue the local service agreements with the Company’s stations. Management believes that with Nexstar’s pledge to continue the local service agreements through March 9, 2011, as described in a letter of support dated March 9, 2010, our available cash, anticipated cash flow from operations and available borrowings under our senior credit facility should be sufficient to fund working capital, capital expenditure requirements, interest payments and scheduled debt principal payments for at least the next twelve months from September 30, 2010, enabling Mission to continue to operate as a going concern. If Mission fails to renew the letter of support from Nexstar, then Mission will no longer continue to operate as a going concern.

Nexstar’s senior secured credit facility agreement contains covenants which require Nexstar to comply with certain financial ratios, including (a) maximum consolidated total leverage ratios, (b) a minimum consolidated first lien indebtedness ratio, and (c) a maximum consolidated fixed charge coverage ratio. The covenants, which are calculated on a quarterly basis, include the combined results of Nexstar Broadcasting and the Company. The Company’s senior secured credit facility agreement does not contain financial covenant ratio requirements; however it does include an event of default if Nexstar does not comply with all covenants contained in its credit agreement. As of September 30, 2010, Nexstar was in compliance with all covenants contained in the credit agreements governing the Company’s senior secured credit facility and the indentures governing the publicly-held notes.

In April, 2010, Mission and Nexstar, as co-issuers, completed the issuance and sale of $325.0 million aggregate principal amount of senior secured second lien notes due 2017 (the “Notes”). The net proceeds to Mission and Nexstar from the sale of the Notes were approximately $316.8 million, net of approximately $8.2 million original issue discount. The Notes will mature on April 15, 2017. Interest on the Notes accrues at a rate of 8.875% per annum and is payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2010. The Company also refinanced its bank credit facilities, among other things, extending maturities, reducing the principal amount available under the new bank credit facilities, amending Nexstar’s financial covenants and providing additional flexibility thereunder. See Note 7 for more details related to these transactions.

2. Summary of Significant Accounting Policies

Interim Financial Statements

The condensed financial statements as of September 30, 2010, and for the three and nine months ended September 30, 2010 and 2009 are unaudited. However, in the opinion of management, such financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary for the fair statement of the

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

financial information included herein in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The preparation of the condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Results of operations for interim periods are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The balance sheet at December 31, 2009 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Recent Accounting Pronouncements

In January 2010, the FASB issued authoritative guidance which requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. This guidance was effective for the Company January 1, 2010, except for the Level 3 activity disclosures, which are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs. This amendment requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. The amendment requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This amendment is effective for our fiscal year beginning January 1, 2010. We adopted the amendment January 1, 2010 and it did not have any impact on the Company’s financial position or results of operations.

In October 2009, the FASB issued authoritative guidance about the accounting for revenue contracts containing multiple elements, allowing the use of companies’ estimated selling prices as the value for deliverable elements under certain circumstances and to eliminate the use of the residual method for allocation of deliverable elements. This guidance is effective for the Company beginning January 1, 2011. The Company is currently evaluating the impact this standard will have on its financial statements.

3. Fair Value Measurements

The Company adopted authoritative guidance effective January 1, 2008 for financial assets and financial liabilities measured on a recurring basis and January 1, 2009 for non-financial assets and non-financial liabilities. This guidance applies to all assets and liabilities that are being measured and reported on a fair value basis. There was no impact for adoption to the Unaudited Condensed Consolidated Financial Statements as it relates to assets and liabilities. This guidance requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. Fair value measurements must be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

3. Fair Value Measurements—(Continued)

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company invests in short term interest bearing obligations with original maturities less than 90 days, primarily money market funds. Mission does not enter into investments for trading or speculative purposes. As of September 30, 2010 and December 31, 2009, there were no investments in marketable securities.

4. Local Service Agreements with Nexstar

Mission has entered into local service agreements with Nexstar to provide sales and operating services to all of Mission’s stations. Under the terms of a shared services agreement (“SSA”), the Nexstar station in the market provides certain services including news production, technical maintenance and security, in exchange for monthly payments from Mission to Nexstar. For each station that Mission has entered into an SSA, it has also entered into a joint sales agreement (“JSA”). Under the terms of the JSA, Nexstar sells the advertising time of the Mission station and retains a percentage of the net revenue it generates in return for monthly payments to Mission of the remaining percentage of net revenue. Under the terms of a time brokerage agreement (“TBA”), Nexstar programs most of the station’s broadcast time, sells the station’s advertising time and retains the advertising revenue it generates in exchange for monthly payments to Mission. JSA and TBA fees generated from Nexstar under the agreements are reported as “Revenue from Nexstar Broadcasting, Inc.”, and SSA fees incurred by Mission under the agreements are reported as “Fees incurred pursuant to local service agreements with Nexstar Broadcasting, Inc.” in accompanying condensed statements of operations.

The arrangements under the local service agreements each Mission station has entered into with Nexstar have had the effect of Nexstar receiving substantially all of the available cash, after Mission’s payment of operating costs and debt service, generated by the Company’s stations. Mission anticipates that Nexstar will continue to receive substantially all of Mission’s available cash, after payments for operating costs and debt service, generated by its stations.

In order for both Nexstar and Mission to comply with FCC regulations, Mission maintains complete responsibility for and control over programming, finances, personnel and operations of its stations.

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

4. Local Service Agreements with Nexstar—(Continued)

The following table summarizes the various local service agreements Mission-owned stations had in effect with Nexstar as of September 30, 2010:

Station	Market	Affiliation	Type of Agreement	Expiration	Consideration received from or paid to Nexstar
WFXP	Erie, PA	Fox	TBA	8/16/11	Monthly payments received from Nexstar(1)

KJTL	Wichita Falls, TX-Lawton, OK	Fox	SSA	5/31/19	$60 thousand per month paid to Nexstar
KJBO-LP	Wichita Falls, TX-Lawton, OK	MyNetworkTV	JSA	5/31/19	70% of the KJTL/KJBO-LP net revenue collected each month received from Nexstar

WYOU	Wilkes Barre-Scranton, PA	CBS	SSA	1/4/18	$35 thousand per month paid to Nexstar
			JSA	9/30/14	70% of the WYOU net revenue collected each month received from Nexstar

KODE	Joplin, MO-Pittsburg, KS	ABC	SSA	3/31/12	$75 thousand per month paid to Nexstar
			JSA	9/30/14	70% of the KODE net revenue collected each month received from Nexstar

KRBC	Abilene-Sweetwater, TX	NBC	SSA	6/12/13	$25 thousand per month paid to Nexstar
			JSA	6/30/14	70% of the KRBC net revenue collected each month received from Nexstar

KSAN	San Angelo, TX	NBC	SSA	5/31/14	$10 thousand per month paid to Nexstar
			JSA	5/31/14	70% of the KSAN net revenue collected each month received from Nexstar

WFXW	Terre Haute, IN	Fox	SSA	5/8/13	$10 thousand per month paid to Nexstar
			JSA	5/8/13	70% of the WFXW net revenue collected each month received from Nexstar

KCIT	Amarillo, TX	Fox	SSA	4/30/19	$50 thousand per month paid to Nexstar
KCPN-LP	Amarillo, TX	MyNetworkTV	JSA	4/30/19	70% of the KCIT/KCPN-LP net revenue collected each month received from Nexstar

KHMT	Billings, MT	Fox	TBA	12/13/17	Monthly payments received from Nexstar(1)

KAMC	Lubbock, TX	ABC	SSA	2/15/19	$75 thousand per month paid to Nexstar
			JSA	2/15/19	70% of the KAMC net revenue collected each month received from Nexstar

KOLR	Springfield, MO	CBS	SSA	2/15/19	$150 thousand per month paid to Nexstar
			JSA	2/15/19	70% of the KOLR net revenue collected each month received from Nexstar

WUTR	Utica, NY	ABC	SSA	3/31/14	$10 thousand per month paid to Nexstar
			JSA	3/31/14	70% of the WUTR net revenue collected each month received from Nexstar

WTVO	Rockford, IL	ABC	SSA	10/31/14	$75 thousand per month paid to Nexstar
			JSA	10/31/14	70% of the WTVO net revenue collected each month received from Nexstar

KTVE	Monroe, LA – El Dorado, AR	NBC	SSA JSA	1/16/18 1/16/18	$20 thousand per month paid to Nexstar 70% of the KTVE net revenue collected each month received from Nexstar

Nexstar-owned:

KFTA	Ft. Smith-Fayetteville-Springdale-Rogers, AR	Fox/NBC	TBA	(2)	$5 thousand per month paid to Nexstar $20 thousand per month received from Nexstar

(1)	Payments are variable based on station’s monthly operating expenses.
(2)	TBA was terminated on May 1, 2010.

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

4. Local Service Agreements with Nexstar—(Continued)

Under these agreements, Mission is responsible for certain operating expenses of its stations and, therefore, may have unlimited exposure to any potential operating losses. Mission will continue to operate its stations under the SSAs and JSAs or TBAs until the termination of such agreements. The SSAs and JSAs generally have a term of ten years. Nexstar indemnifies Mission from Nexstar’s activities pursuant to the local service agreement to which Nexstar is a party.

5. Transaction with Nexstar

On April 11, 2006, Nexstar and Mission filed an application with the FCC for consent to assignment of the license of KFTA Channel 24 (Ft. Smith, Arkansas) from Nexstar to Mission. Consideration for this transaction was set at $5.6 million. On August 28, 2006, Nexstar and Mission entered into a TBA whereby (a) Mission paid Nexstar $5 thousand per month for the right to broadcast Fox programming on KFTA during the Fox network programming time periods and (b) Nexstar paid Mission $20 thousand per month for the right to sell all advertising time on KFTA within the Fox network programming time periods. Also in 2006, Mission entered into an affiliation agreement with the Fox network which provided Fox programming to KFTA. In March 2008, the FCC granted the application to assign the license for KFTA from Nexstar to Mission. On March 9, 2010, Nexstar and Mission notified the FCC that the transaction would not be consummated. The TBA terminated on May 1, 2010 and the Fox Affiliation agreement was assigned to Nexstar.

6. Intangible Assets and Goodwill

Intangible assets subject to amortization consisted of the following (in thousands), as of:

	Estimated useful life (years)	September 30, 2010			December 31, 2009
		Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Network affiliation agreements	15	$66,443	$(47,549)	$18,894	$66,443	$(44,348)	$22,095
Other definite-lived intangible assets	1-15	13,117	(10,355)	2,762	13,117	(9,695)	3,422

Total intangible assets subject to amortization		$79,560	$(57,904)	$21,656	$79,560	$(54,043)	$25,517

Total amortization expense from definite-lived intangibles was $1.3 million for each of the three months ended September 30, 2010 and 2009 and $3.9 million for each of the nine months then ended. The Company’s estimate of amortization expense for definite-lived intangible assets as of September 30, 2010 is approximately $5.1 million for each year for the years of 2010 through 2012; $4.3 million for 2013 and $1.4 million for 2014.

The aggregate carrying value of indefinite-lived intangibles, consisting of FCC licenses and goodwill, was $39.4 million as of both September 30, 2010 and December 31, 2009. The Company expenses any costs to renew its FCC licenses as incurred. Indefinite-lived intangible assets are not subject to amortization, but are tested for impairment annually or whenever events or changes in circumstances indicate that such assets might be impaired. As of September 30, 2010, the Company did not identify any events that would trigger an impairment assessment.

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

6. Intangible Assets and Goodwill—(Continued)

The changes in the carrying amount of goodwill for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively, are as follows (in thousands):

	2010	2009
Goodwill	$20,279	$19,924
Accumulated impairment losses	(1,550)	(1,289)

Balance as of January 1	$18,729	$18,635

Impairment	—	(261)
Reclassification of asset	—	355

Goodwill	$20,279	$20,279
Accumulated impairment losses	(1,550)	(1,550)

Balance as of September 30, 2010 and December 31, 2009, respectively	$18,729	$18,729

The changes in the carrying amount of FCC licenses for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively, are as follows (in thousands):

	2010	2009
FCC licenses	$31,395	$31,395
Accumulated impairment losses	(10,697)	(8,700)

Balance as of January 1	$20,698	$22,695

Impairment	—	(1,997)

FCC licenses	$31,395	$31,395
Accumulated impairment losses	(10,697)	(10,697)

Balance as of September 30, 2010 and December 31, 2009, respectively	$20,698	$20,698

During the year ended December 31, 2009, the Company reclassified certain amounts representing goodwill that were improperly classified as property and equipment when recording the fair value of KTVE assets, which were acquired in 2008.

7. Debt

Long-term debt consisted of the following (in thousands), as of:

	September 30, 2010	December 31, 2009
Term loans	$38,903	$165,360
Revolving credit facility	—	7,000
8.875% senior secured second lien notes due 2017, net of discount of $7.8 million(1)	317,217	—

	356,120	172,360
Less: current portion	(390)	(1,727)

	$355,730	$170,633

(1)	As co-issuers Mission received $131.9 million of the net proceeds and $184.9 million was received by Nexstar Broadcasting as further described below.

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

On April 19, 2010, the Second Amendment to Mission’s Third Amended and Restated Credit Agreement, dated as of April 1, 2005 (as amended, the “Mission Credit Agreement” and together with the Nexstar Credit Agreement, the “Credit Agreements”), became effective among Mission, the several financial institutions from time to time parties thereto and Bank of America, N.A., as administrative agent and syndication agent. Under the terms of the Mission Credit Agreement, the principal amount available under the revolving credit facility was reduced to $10.0 million, and the Term Loan B was reduced to $39.0 million.

On April 19, 2010, the Third Amendment to Nexstar Broadcasting’s Fourth Amended and Restated Credit Agreement dated as of April 1, 2005 (as amended, the “Nexstar Credit Agreement”), became effective among Nexstar Broadcasting, Nexstar Broadcasting Group, Inc., the several financial institutions from time to time parties thereto and Bank of America, N.A., as administrative agent and syndication agent. Under the terms of the Nexstar Credit Agreement, the principal amount available under the revolving credit facility was reduced to $65.0 million, and the Term Loan B was reduced to $61.0 million.

The Credit Agreements were amended to, among other things, (i) extend the revolving loan commitments to December 31, 2013 (subject to earlier springing maturity dates), (ii) extend the maturity date of the Term Loan B to September 30, 2016 (subject to earlier springing maturity dates), (iii) amend Nexstar’s financial covenants and provide additional flexibility thereunder, (iv) permit the incurrence of incremental Term Loan B facilities of up to an aggregate amount equal to $100.0 million, (v) permit Mission and Nexstar Broadcasting, under certain circumstances to incur indebtedness and make restricted payments, in each case, in part, to repurchase or extinguish existing indebtedness, (vi) provide additional flexibility under the covenants and (vii) relieve the respective borrowers from their obligation to make mandatory prepayments under certain circumstances.

The Nexstar Credit Agreement (i) eliminates the requirement that Nexstar Broadcasting maintain a consolidated minimum interest coverage ratio and a consolidated maximum senior leverage ratio and institutes the requirement to maintain a consolidated maximum first lien indebtedness ratio, based on the aggregate first-lien indebtedness maintained by Nexstar and Mission, and (ii) changes the maximum and minimum covenant levels applicable to such financial ratios. Additionally, the Credit Agreement removes mandatory quarterly repayments based on a computation of excess cash flow for the preceding fiscal year.

On April 19, 2010, Mission and Nexstar Broadcasting, as co-issuers, also completed the issuance and sale of $325.0 million aggregate principal amount of 8.875% senior secured second lien notes due 2017. On April 19, 2010, Mission used the net proceeds of the offering and cash on hand to repay $125.9 million of the outstanding term loans and $3.3 million of the outstanding revolving loans borrowed under the previous Credit Agreements.

In conjunction with the amendments to the credit agreements and issuance of the 8.875% senior secured lien notes due 2014, approximately $1.2 million of professional and legal fees were incurred by Mission. These costs were capitalized as debt finance cost, included in other noncurrent assets, net on the balance sheet, and are being amortized over the term of the credit facility. These transactions resulted in a loss on debt extinguishment of approximately $2.4 million for the nine months ended September 30, 2010, including approximately $1.0 million Mission paid to the creditors related to debt amendments.

The Mission Senior Secured Credit Facility

The Mission senior secured credit facility consists of a Term Loan B and a $10.0 million revolving loan. As of September 30, 2010 and December 31, 2009, Mission had $38.9 million and $165.4 million, respectively, outstanding under its Term Loan B and no amounts and $7.0 million, respectively, outstanding under its revolving loan.

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

Terms of the Mission senior secured credit facility, including repayment, maturity and interest rates, are the same as the terms of the Nexstar senior secured credit facility described above. The total weighted average interest rate of the Mission senior secured credit facility was 5.0% for each of the nine months ended September 30, 2010 and the year ended December 31, 2009. Additionally, Mission is required to pay quarterly commitment fees on the unused portion of its revolving loan commitment of 0.75% per annum.

On April 19, 2010, Mission repaid $125.9 million of Term Loan B leaving $39.0 million outstanding under the new amended credit facility. During the nine months ended September 30, 2010, repayments of Mission’s Term Loan B totaled $126.5 million, $0.5 million of which were scheduled maturities in the first quarter as required under the terms of the previous credit facilities and $0.1 million was a scheduled maturity in the third quarter of 2010.

The revolving loan is not subject to incremental reduction and matures in December 2013. On April 19, 2010, Mission Broadcasting repaid $3.3 million of revolving loan. The remaining $3.7 million was repaid in the second quarter of 2010. There was no outstanding revolving loan balance at September 30, 2010.

Unused Commitments and Borrowing Availability

Mission had $10.0 million of total unused revolving loan commitments under its credit facilities. The total amount of borrowings available under the revolving loan commitment of the Mission facility is based on covenant calculations contained in Nexstar’s credit agreement. As of September 30, 2010, all of the total unused commitments under the Mission facility were available for borrowing.

Collateralization and Guarantees of Debt

Nexstar Broadcasting Group, Inc. (Nexstar’s ultimate parent) and its subsidiaries guarantee full payment of all obligations under the Mission credit facility and 8.875% senior secured second lien notes in the event of its default. Similarly, Mission is a guarantor of Nexstar’s bank credit facility, the 8.875% senior secured second lien notes, the 7% PIK senior subordinated notes and the 7% senior subordinated notes issued by Nexstar. The bank credit facilities are collateralized by a security interest in substantially all the combined assets, excluding FCC licenses, of Nexstar and Mission.

Debt Covenants

The Mission facility does not contain financial covenant ratio requirements, but does provide for default in the event Nexstar does not comply with all covenants contained in its credit agreement. Nexstar was in compliance with their debt covenants at September 30, 2010.

8.875% Senior Secured Second Lien Notes

On April 19, 2010, Mission and Nexstar Broadcasting, as co-issuers, completed the issuance and sale of $325.0 million aggregate principal amount of 8.875% senior secured second lien notes due 2017. The Notes will mature on April 15, 2017. Interest on the Notes accrues at a rate of 8.875% per annum and is payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2010.

The Notes were issued pursuant to an Indenture, dated as of April 19, 2010 (the “Indenture”), by and among Mission and Nexstar Broadcasting, as co-issuers, Nexstar Broadcasting Group, as guarantor, and The Bank of

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

New York Mellon, as trustee and collateral agent. Nexstar Broadcasting’s and Mission’s obligations under the Notes are jointly and severally, fully and unconditionally guaranteed by Nexstar Broadcasting Group and all of Nexstar Broadcasting’s and Mission’s future 100% owned domestic subsidiaries.

The net proceeds to Mission and Nexstar from the sale of the Notes were approximately $316.8 million, net of approximately $8.2 million original issuance discount. Mission received $131.9 million of the net proceeds and $184.9 million was received by Nexstar Broadcasting. As the obligations under the Notes are joint and several to Nexstar Broadcasting and Mission, each entity reflects the full amount of the Notes and related accrued interest in their separate financial statements. Further, the portions of the net proceeds and related accrued interest attributable to the respective co-issuer are reflected as a reduction to equity (due from affiliate) in their separate financial statements given the common control nature of the entities. At September 30, 2010, $7.5 million of interest payable related to the Notes allocable to Nexstar are included in the financial statements. Mission used the net proceeds of the offering and cash on hand to refinance Mission’s old senior secured credit facilities, pay related fees and expenses and for general corporate purposes.

The Notes are secured by second-priority liens, subject to certain exceptions and permitted liens, on all of the assets that secure Mission’s and Nexstar Broadcasting’s senior secured credit facilities on a first-priority lien basis. The Notes and the guarantees are Mission’s, Nexstar Broadcasting’s and the guarantors’ senior secured obligations, rank equal in right of payment with all of Mission’s, Nexstar Broadcasting’s and the guarantors’ existing and future senior indebtedness and rank senior in right of payment to all of Mission’s, Nexstar Broadcasting’s and the guarantors’ future subordinated indebtedness. The Notes and the guarantees are effectively junior to Mission’s, Nexstar Broadcasting’s and the guarantors’ obligations which are either secured by assets that are not collateral or which are secured on a first priority basis, including borrowings under Mission’s and Nexstar Broadcasting’s senior secured credit facilities, in each case, to the extent of the value of the assets securing such obligations.

Mission and Nexstar Broadcasting have the option to redeem all or a portion of the Notes at any time prior to April 15, 2014 at a price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest to the redemption date plus applicable premium. At any time on or after April 15, 2014, Mission and Nexstar Broadcasting may redeem the Notes, in whole or in part, at the redemption prices set forth in the Indenture. At any time before April 15, 2013, Mission and Nexstar Broadcasting may also redeem up to 35% of the aggregate principal amount of the Notes at a redemption price of 108.875% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, with the proceeds of certain equity offerings.

Upon the occurrence of a change of control (as defined in the Indenture), each holder of the Notes may require Mission and Nexstar Broadcasting to repurchase all or a portion of the Notes in cash at a price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, thereon to the date of repurchase.

The Indenture contains covenants that limit, among other things, Mission’s and Nexstar Broadcasting’s ability to (1) incur additional debt and issue preferred stock, (2) make certain restricted payments, (3) consummate specified asset sales, (4) enter into transactions with affiliates, (5) create liens, (6) pay dividends or make other distributions, (7) make certain investments, (8) merge or consolidate with another person and (9) enter new lines of business.

The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the Indenture, payment defaults or acceleration of

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. The Indenture also provides for events of default with respect to the collateral, which include (i) default in the performance of the security documents which adversely affects the enforceability, validity, perfection or priority of the second priority liens on any collateral, individually or in the aggregate, having a fair market value in excess of $10.0 million, (ii) repudiation or disaffirmation by Mission, Nexstar Broadcasting, or any guarantor of material obligations under the security documents, and (iii) the determination in a judicial proceeding that the security documents are unenforceable or invalid against Mission, Nexstar Broadcasting, or any guarantor for any reason with respect to any collateral, individually or in the aggregate, having a fair market value in excess of $10.0 million. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding Notes may declare the principal of and accrued but unpaid interest, including additional interest, on all the Notes to be due and payable.

In connection with the offering of the Notes, Nexstar Broadcasting and Mission have agreed, pursuant to a Registration Rights Agreement, dated April 19, 2010 (the “Registration Rights Agreement”), by and among Nexstar Broadcasting, Mission, Nexstar Broadcasting Group, Inc. and Banc of America Securities LLC, UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets Corporation, to (i) cause to be filed with the SEC no later than 270 days after the date of issuance of the Notes, a registration statement under the Securities Act, relating to an offer to exchange the Notes for new notes (the “Exchange Notes”), evidencing the same continuing indebtedness as the Notes and with terms substantially identical to the Notes except that the Exchange Notes will not be subject to restrictions on transfer in the United States, (ii) use their reasonable best efforts to cause such registration statement to become effective no later than 365 days after the date of issuance of the Notes, (iii) in connection with the foregoing, (A) file all pre-effective amendments to such registration statement as may be necessary in order to cause such registration statement to become effective, (B) if applicable, file a post-effective amendment to such registration statement and (C) cause all necessary filings in connection with the registration and qualification of the Exchange Notes to be made under the state securities or blue sky laws of such jurisdictions as are necessary to permit consummation of the exchange offer, and (iv) upon the effectiveness of such registration statement, commence the exchange offer and issue Exchange Notes in exchange for all Notes tendered pursuant to the exchange offer. In certain circumstances, Nexstar Broadcasting and Mission will file and cause to become effective a shelf registration statement relating to resales of any Notes and use their reasonable best efforts to maintain the effectiveness of the shelf registration statement for at least one year or such lesser period after which all of the notes registered therein have been sold. If Nexstar Broadcasting and Mission fail to satisfy these obligations as set forth in the Registration Rights Agreement, they will be required to pay additional interest to the holders of the Notes. The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default (as defined in the Registration Rights Agreement), and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. Nexstar Broadcasting and Mission will pay such additional interest on regular interest payment dates until the cure of all the Registration Defaults relating to the Notes at which time the interest rate on the Notes will revert to the original interest rate on the Notes. Such additional interest will be in addition to any other interest payable from time to time with respect to Notes.

Mission incurred approximately $0.8 million in professional fees related to the transaction, which were capitalized as debt finance cost, included in other noncurrent assets, net on the balance sheet, and are being amortized over the term of the Notes.

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

7. Debt—(Continued)

Fair Value of Debt

The aggregate carrying amounts and estimated fair value of Mission’s debt were as follows (in thousands):

	September 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Term loans(1)	$38,903	$38,611	$165,360	$154,850
Revolving credit facilities(1)	$—	$—	$7,000	$6,624
8.875% senior secured second lien notes(2)	$317,217	$338,000	$—	$—

(1)	The fair value of senior secured credit facilities is computed based on borrowing rates currently available to Mission for bank loans with similar terms and average maturities.
(2)	The fair value of Mission’s fixed rate debt is estimated based on bid prices obtained from an investment banking firm that regularly makes a market for these financial instruments.

8. Income Taxes

The Company’s provision for income taxes is primarily comprised of deferred income taxes created by an increase in the deferred tax liabilities position during the year resulting from the amortization of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes. These deferred tax liabilities do not reverse on a scheduled basis and are not used to support the realization of deferred tax assets. The Company’s deferred tax assets primarily result from federal and state net operating loss carryforwards (“NOLs”). The Company’s NOLs are available to reduce future taxable income if utilized before their expiration. The Company has provided a valuation allowance for certain deferred tax assets as it believes they may not be realized through future taxable earnings.

At January 1, 2010, the Company had gross unrecognized tax benefits of approximately $3.7 million, which did not materially change as of September 30, 2010. If recognized, this amount would result in a favorable effect on the Company’s effective tax rate excluding impact on the Company’s valuation allowance. As of September 30, 2010, the Company has not accrued interest on the unrecognized tax benefits since an unfavorable outcome upon examination would not result in a cash outlay but would reduce NOLs subject to a valuation allowance. The Company does not expect the amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal tax examinations for years after 2005. Additionally, any NOLs that were generated in prior years and that are utilized in the future may be subject to examination by the Internal Revenue Service. State jurisdictions that remain subject to examination are not considered significant.

9. FCC Regulatory Matters

Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the “Communications Act”). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC and empowers the FCC, among other things, to issue, revoke, and modify broadcasting licenses, determine the location of television stations, regulate the equipment used by television stations, adopt regulations to carry out the provisions of the Communications Act and impose penalties for the violation of such regulations. The FCC’s ongoing rule making proceedings could have a significant future impact on the television industry and on the operation of the Company’s stations. In

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

9. FCC Regulatory Matters—(Continued)

addition, the U.S. Congress may act to amend the Communications Act in a manner that could impact the Company’s stations and the television broadcast industry in general.

The FCC has initiated a proceeding with respect to the conversion of existing low power and television translator stations to digital operations. The FCC has asked for comment on whether to adopt a date in 2012 by which such analog low power and television translator stations must cease analog operations. The Company holds four such analog station licenses which will need to transition to digital operations by the final transition date established by the FCC.

Media Ownership

In 2006, the FCC initiated a rulemaking proceeding which provides for a comprehensive review of all of its media ownership rules, as required by the Communications Act. The Commission considered rules relating to ownership of two or more TV stations in a market, ownership of local TV and radio stations by daily newspapers in the same market, cross-ownership of local TV and radio stations, and changes to how the national TV ownership limits are calculated. In February 2008, the FCC adopted modest changes to its newspaper broadcast cross-ownership rule while retaining the rest of its ownership rules then currently in effect. Multiple challenges to this proceeding were filed with the U.S. Courts of Appeal. The court proceedings remain pending.

The FCC is required by statute to review its media ownership rules every four years and to eliminate those rules it finds no longer serve the “public interest, convenience and necessity.” During 2009, the FCC held a series of hearings designed to evaluate possible changes to its rules. In May 2010, the FCC formally initiated its 2010 review of its media ownership rules with the issuance of a Notice of Inquiry (NOI). The NOI is intended to assist the Commission in establishing a framework within which to analyze whether its media ownership rules remain “necessary in the public interest as a result of competition,” due to the dramatic changes occurring in the media marketplace. Numerous parties have filed comments and reply comments in response to the NOI. In June 2010, the FCC issued a Request for Proposal with respect to nine economic studies related to its media ownership rules. These studies have not yet been provided to the general public for review and comment. We believe that upon completion of the studies the next step will be for the FCC to issue a Notice of Proposed Rulemaking (NPRM) to seek comment on specific proposed changes to its ownership rules. We cannot predict when the FCC will issue this NPRM but anticipate it will be sometime in 2011.

10. Commitments and Contingencies

Guarantees of Nexstar Debt

Mission is a guarantor of and has pledged substantially all its assets, excluding FCC licenses, to guarantee Nexstar’s bank credit facility and the 8.875% senior secured second lien notes due 2017.

Mission is also a guarantor of the 7% senior subordinated notes (“7% Notes”) and 7% PIK senior subordinated notes, both due 2014, issued by Nexstar. The notes are general unsecured senior subordinated obligations subordinated to all of Mission’s senior debt.

Mission guarantees full payment of all obligations incurred under Nexstar’s bank credit facility agreement and the Notes. In the event that Nexstar is unable to repay amounts due under these debt obligations, Mission will be obligated to repay such amounts. The maximum potential amount of future payments that Mission would be required to make under these guarantees would be generally limited to the amount of borrowings outstanding

MISSION BROADCASTING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

10. Commitments and Contingencies—(Continued)

under Nexstar’s bank credit facility, the 8.875% senior secured second lien notes, the 7% PIK senior subordinated notes and the 7% Notes. At September 30, 2010, Nexstar had issued an aggregate principal amount of $325.0 million of the 8.875% notes, $47.0 million of the 7% Notes, $136.6 million of the 7% PIK senior subordinated notes and had $60.8 million outstanding under its bank credit facility.

Purchase Options Granted to Nexstar

In consideration of Nexstar Broadcasting Group’s guarantee of the Mission Facility, Mission’s sole shareholder has granted Nexstar purchase options to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent, for consideration equal to the greater of (1) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness as defined in the option agreements, or (2) the amount of its indebtedness. Cash flow is defined as income or loss from operations, plus depreciation and amortization (including amortization of broadcast rights), interest income, non-cash trade and barter expenses, nonrecurring expenses (including time brokerage agreement fees), network compensation payments received or receivable and corporate management fees, less payments for broadcast rights, non-cash trade and barter revenue and network compensation revenue. These option agreements (which expire on various dates between 2011 and 2018) are freely exercisable or assignable by Nexstar without consent or approval by Mission’s sole shareholder. The Company expects these option agreements to be renewed upon expiration.

Indemnification Obligations

In connection with certain agreements that the Company enters into in the normal course of its business, including local service agreements, business acquisitions and borrowing arrangements, the Company enters into contractual arrangements under which the Company agrees to indemnify the third party to such arrangement from losses, claims and damages incurred by the indemnified party for certain events as defined within the particular contract. Such indemnification obligations may not be subject to maximum loss clauses and the maximum potential amount of future payments the Company could be required to make under these indemnification arrangements may be unlimited. Historically, payments made related to these indemnifications have been immaterial and the Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements.

Litigation

From time to time, the Company is involved with claims that arise out of the normal course of business. In the opinion of management, any resulting liability with respect to these claims would not have a material adverse effect on the Company’s financial position or results of operations.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Mission Broadcasting Inc:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Mission Broadcasting, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

The Company has a significant relationship with Nexstar Broadcasting Group, Inc. which is discussed in Notes 1, 2, 4, 5, 8 and 13 to the financial statements.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

March 15, 2010

MISSION BROADCASTING, INC.

BALANCE SHEETS

December 31, 2009 and 2008

(in thousands, except share information)

	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$903	$1,426
Accounts receivable	1,430	1,017
Current portion of broadcast rights	3,014	3,410
Prepaid expenses and other current assets	216	230
Deferred tax asset	8	8

Total current assets	5,571	6,091
Property and equipment, net	28,610	29,269
Broadcast rights	1,785	2,215
Goodwill	18,729	18,635
FCC licenses	20,698	22,695
Other intangible assets, net	25,517	30,665
Other noncurrent assets	1,785	164
Deferred tax asset	336	344

Total assets	$103,031	$110,078

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Current portion of debt	$1,727	$1,727
Current portion of broadcast rights payable	3,362	3,579
Taxes payable	56	74
Accounts payable	111	549
Accrued expenses	629	945
Interest payable	24	16
Deferred revenue	992	1,874
Due to Nexstar Broadcasting, Inc.	13,370	15,468

Total current liabilities	20,271	24,232
Debt	170,633	172,360
Broadcast rights payable	2,714	2,926
Deferred tax liabilities	7,180	6,263
Deferred revenue	709	316
Deferred gain on sale of assets	1,737	1,910
Other liabilities	4,441	4,098

Total liabilities	207,685	212,105
Commitments and contingencies

Shareholder’s deficit:
Common stock, $1 dollar par value, 1,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2009 and 2008, respectively	1	1
Subscription receivable	(1)	(1)
Accumulated deficit	(104,654)	(102,027)

Total shareholder’s deficit	(104,654)	(102,027)

Total liabilities and shareholder’s deficit	$103,031	$110,078

The accompanying notes are an integral part of these financial statements.

MISSION BROADCASTING, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands)

	2009	2008	2007
Net broadcast revenue	$8,388	$6,635	$6,726
Revenue from Nexstar Broadcasting, Inc.	25,435	35,283	30,556

Net revenue	33,823	41,918	37,282

Operating expenses (income):
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	5,810	6,405	5,148
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	2,790	2,595	2,280
Fees incurred pursuant to local service agreements with Nexstar Broadcasting, Inc.	7,425	8,090	7,860
Impairment of goodwill	261	1,289	—
Impairment of other intangible assets	1,997	10,149	—
Amortization of broadcast rights	4,681	4,729	4,269
Amortization of intangible assets	5,148	5,403	5,362
Depreciation	3,658	3,337	3,241
Gain on asset exchange	(2,385)	(869)	(317)
(Gain) loss on asset disposal, net	28	(352)	92

Total operating expenses	29,413	40,776	27,935

Income from operations	4,410	1,142	9,347
Interest expense, including amortization of debt financing costs	(6,056)	(9,472)	(12,344)
Interest income	5	53	92

Loss before income taxes	(1,641)	(8,277)	(2,905)
Income tax benefit (expense)	(986)	737	(1,135)

Net loss	$(2,627)	$(7,540)	$(4,040)

The accompanying notes are an integral part of these financial statements.

MISSION BROADCASTING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands, except share information)

	Common Stock		Subscription Receivable	Accumulated Deficit	Total Shareholder’s Deficit
	Shares	Par Value
Balance at January 1, 2007	1,000	$1	$(1)	$(91,947)	$(91,947)

Adjustment for the cumulative effect of adopting interpretive guidance related to income taxes	—	—	—	1,500	1,500
Net loss	—	—	—	(4,040)	(4,040)

Balance at December 31, 2007	1,000	1	(1)	(94,487)	(94,487)

Net loss	—	—	—	(7,540)	(7,540)

Balance at December 31, 2008	1,000	1	(1)	(102,027)	(102,027)

Net loss	—	—	—	(2,627)	(2,627)

Balance at December 31, 2009	1,000	$1	$(1)	$(104,654)	$(104,654)

The accompanying notes are an integral part of these financial statements.

MISSION BROADCASTING, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands)

	2009	2008	2007
Cash flows from operating activities:
Net loss	$(2,627)	$(7,540)	$(4,040)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	925	(814)	1,063
Depreciation of property and equipment	3,658	3,337	3,241
Amortization of intangible assets	5,148	5,403	5,362
Amortization of debt financing costs	200	45	44
Amortization of broadcast rights, excluding barter	2,263	2,190	1,944
Payments for broadcast rights	(1,866)	(1,773)	(1,678)
Impairment of goodwill and intangible assets	2,258	11,438	—
Gain on asset exchange	(2,385)	(869)	(317)
(Gain) loss on asset disposal, net	28	(352)	92
Deferred gain recognition	(173)	(175)	(173)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(413)	914	(230)
Prepaid expenses and other current assets	14	(20)	(53)
Other noncurrent assets	—	—	(204)
Taxes payable	(18)	2	72
Accounts payable and accrued expenses	(1,380)	(1,015)	166
Interest payable	8	(16)	(70)
Deferred revenue	(489)	829	138
Other noncurrent liabilities	343	383	233
Due to Nexstar Broadcasting, Inc	(1,298)	(3,199)	(1,682)

Net cash provided by operating activities	4,196	8,768	3,908

Cash flows from investing activities:
Additions to property and equipment	(1,171)	(8,186)	(2,461)
Proceeds from sale of assets	—	84	6
Acquisition of broadcast properties and related transaction costs	—	(7,923)	(387)
Proceeds from insurance on casualty loss	—	494	—

Net cash used for investing activities	(1,171)	(15,531)	(2,842)

Cash flows from financing activities:
Repayment of long-term debt	(1,727)	(1,727)	(1,727)
Payments for debt finance costs	(1,821)	—	—
Proceeds from revolver draws	—	—	7,000

Net cash provided by (used for) financing activities	(3,548)	(1,727)	5,273

Net increase (decrease) in cash and cash equivalents	(523)	(8,490)	6,339
Cash and cash equivalents at beginning of year	1,426	9,916	3,577
Cash and cash equivalents at end of year	$903	$1,426	$9,916

Supplemental schedule of noncash activities:
Cash paid during the period for:
Interest	$5,848	$9,441	$12,369

Income taxes, net	$80	$75	$—

Non-cash investing activities:
Acquisition of equipment	$8	$182	$—

The accompanying notes are an integral part of these financial statements.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS

1. Business Operations

As of December 31, 2009, Mission Broadcasting, Inc. (“Mission” or the “Company”) owned and operated 16 television stations all of which were affiliated with the NBC, ABC, CBS, Fox or MyNetworkTV television networks in markets located in New York, Pennsylvania, Illinois, Indiana, Missouri, Arkansas, Louisiana, Texas and Montana. The Company operates in one reportable television broadcasting segment. Through local service agreements, Nexstar Broadcasting, Inc. (“Nexstar”) provides sales and operating services to all of the Mission television stations (see Notes 2 and 5).

The Company is highly leveraged, which makes it vulnerable to changes in general economic conditions. The Company’s ability to repay or refinance its debt will depend on, among other things, financial, business, market, competitive and other conditions, many of which are beyond its control, as well as Nexstar maintaining its pledge to continue the local service agreements with the Company’s stations. Management believes that with Nexstar’s pledge to continue the local service agreements, as described in a letter of support dated March 9, 2010, our available cash, anticipated cash flow from operations and available borrowings under our senior credit facility should be sufficient to fund working capital, capital expenditure requirements, interest payments and scheduled debt principal payments for at least the next twelve months from December 31, 2009, enabling Mission to continue to operate as a going concern.

On October 8, 2009, Nexstar and Mission both amended their senior credit facilities. See Note 8 for a more complete discussion of the changes to the credit facilities. Nexstar’s senior secured credit facility agreement contains covenants which require them to comply with certain financial ratios, including (a) maximum total and senior leverage ratios, (b) a minimum interest coverage ratio, and (c) a minimum fixed charge coverage ratio. The covenants, which are calculated on a quarterly basis, include the combined results of Nexstar and us. Our senior secured credit facility agreement does not contain financial covenant ratio requirements; however it does include an event of default if Nexstar does not comply with all covenants contained in its credit agreement. As of September 30, 2009, Nexstar was not in compliance with all covenants contained in the credit agreements governing their senior secured credit facility. On October 8, 2009, Nexstar amended their credit facility to modify certain covenants. The October 8, 2009 debt amendment contained a limited waiver for the leverage ratios which cured the violation as of September 30, 2009. As of December 31, 2009, Nexstar was in compliance with all covenants contained in the credit agreements governing their senior secured credit facility.

On March 30, 2009, Nexstar closed an offer to exchange $143,600,000 of the 7% senior subordinated notes due 2014 in exchange for $142,320,761 7% senior subordinated PIK Notes due 2014 (the “PIK Notes”). Based on the financial covenants in the Nexstar senior secured credit facility, the PIK Notes are not included in the debt amount used to calculate the total leverage ratio until January 2011.

Nexstar believes the consummation of the debt amendment will allow Nexstar to maintain compliance with all covenants contained in the credit agreements governing its senior secured facility and the indentures governing its publicly held notes for a period of at least the next twelve months from December 31, 2009.

2. Summary of Significant Accounting Policies

Local Service Agreements and Purchase Options

The following table summarizes the various local service agreements Mission’s stations had in effect as of December 31, 2009 with Nexstar:

Service Agreements	Stations
TBA Only(1)	WFXP and KHMT
SSA & JSA(2)	KJTL, KJBO-LP, KOLR, KCIT, KCPN-LP, KAMC, KRBC, KSAN, WUTR, WFXW, WYOU, KODE, KTVE and WTVO

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

(1)	Mission has a time brokerage agreement (“TBA”) for each of these stations which allows Nexstar to program most of each station’s broadcast time, sell each station’s advertising time and retain the advertising revenue generated in exchange for monthly payments to Mission.
(2)	Mission has both a shared service agreement (“SSA”) and a joint services agreement (“JSA”) for each of these stations. The SSA allows the sharing of services including news production, technical maintenance and security, in exchange for Nexstar’s right to receive certain payments from Mission as described in the SSAs. The JSAs permit Nexstar to sell the station’s advertising time and retain a percentage of the net revenue from the station’s advertising time in return for monthly payments to Mission of the remaining percentage of the net revenue, as described in the JSAs.

Under these agreements, Mission is responsible for certain operating expenses of its stations and therefore may have unlimited exposure to any potential operating losses. Mission will continue to operate its stations under the SSAs and JSAs or TBAs until the termination of such agreements. The SSAs and JSAs generally have terms of ten years. Nexstar indemnifies Mission from Nexstar’s activities pursuant to the local service agreements.

The arrangements under the SSAs and JSAs have had the effect of Nexstar receiving substantially all of the available cash, after debt service costs, generated by the stations listed above. The arrangements under the TBAs have also had the effect of Nexstar receiving substantially all of the available cash generated by the TBA stations listed above. Mission anticipates that through these local service agreements, Nexstar will continue to receive substantially all of Mission’s available cash, after payments for debt service costs, generated by the stations listed above.

Mission’s sole shareholder has granted Nexstar purchase options to acquire the assets and assume the liabilities of each Mission station, subject to Federal Communications Commission (“FCC”) consent, for consideration equal to the greater of (1) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness as defined in the option agreement, or (2) the amount of its indebtedness. Cash flow is defined as income or loss from operations, plus depreciation and amortization (including amortization of broadcast rights), interest income, non-cash trade and barter expenses, nonrecurring expenses (including time brokerage agreement fees), network compensation payments received or receivable and corporate management fees, less payments for broadcast rights, non-cash trade and barter revenue and network compensation revenue. These option agreements (which expire on various dates between 2011 and 2018) are freely exercisable or assignable by Nexstar without consent or approval by Mission’s sole shareholder. The Company expects these option agreements to be renewed upon expiration.

Nexstar does not own Mission or Mission’s television stations. However, as a result of the guarantee of all obligations incurred under Mission’s senior secured credit facility by Nexstar Broadcasting Group, Inc. (Nexstar’s ultimate parent) and its subsidiaries (“Nexstar Broadcasting Group”) and the arrangements under the local service agreements and purchase option agreements with Nexstar, Nexstar is deemed, under accounting principles generally accepted in the United States of America (“U.S. GAAP”), to have a controlling financial interest in Mission while complying with the FCC’s rules regarding ownership limits in television markets. In order for both Nexstar and Mission to comply with the FCC regulations, Mission maintains complete responsibility for and control over programming, finances, personnel and operations of its stations.

Characterization of SSA Fees

We present the fees incurred pursuant to SSAs with Nexstar as an operating expense in our financial statements. Our decision to characterize the SSA fees in this manner is based on our conclusion that (a) the benefit our stations receive from these local service agreements is sufficiently separate from the consideration

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

paid to us from Nexstar under JSAs, (b) we can reasonably estimate the fair value of the benefit our stations receive under the SSA agreement, and (c) the SSA fee we pay to Nexstar does not exceed the estimated fair value of the benefit our stations receive.

Variable Interest Entities

In accordance with interpretive guidance for the consolidation of variable interest entities, the Company will consolidate an entity when it is determined that the Company is the primary beneficiary of such entity.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure for contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The more significant estimates made by management include those relating to the allowance for doubtful accounts, barter transactions, income taxes, the recoverability of broadcast rights, the carrying amounts, recoverability, and useful lives of intangible assets and the fair values of non-monetary asset exchanges. Actual results may vary from estimates used.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s accounts receivable consists primarily of billings to cable and satellite carriers for compensation associated with retransmission consent agreements and amounts due from the major television networks under the network affiliation agreements. The Company maintains an allowance for doubtful accounts when necessary for estimated losses resulting from the inability of customers to make required payments. Management evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where management is aware of a specific customer’s inability to meet its financial obligations, an allowance is recorded to reduce their receivable amount to an amount estimated to be collected. The Company had no allowance for doubtful accounts at December 31, 2009 and 2008 given the composition of its accounts receivable at those dates. The Company had no bad debt expense for the years ended December 31, 2009, 2008 and 2007.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to a concentration of credit risk consist principally of cash and cash equivalents. Cash deposits are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits; however, the Company believes these deposits are maintained with financial institutions of reputable credit and are not subject to any unusual credit risk.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

Revenue Recognition

The Company’s revenue is primarily derived from the sale of television advertising by Nexstar under JSAs, network compensation and other broadcast related revenues. Advertising revenue is recognized, net of agency commissions, in the period during which the commercial is aired.

•

Revenue from Nexstar, representing a percentage of net advertising revenue derived from the sale of commercials on the Company’s stations, is recognized in the period during which the time spots are aired.

•	Retransmission compensation is recognized based on the number of subscribers over the contract period.

•	Other revenues, which may include tower rent revenue and other similar activities from time to time, are recognized in the period during which the services are provided.

•

Network compensation is either recognized when the Company’s station broadcasts specific network programming based upon a negotiated hourly-rate, or on a straight-line basis based upon the total negotiated compensation to be received by the Company over the term of the agreement.

The Company barters advertising time for certain program material. These transactions, except those involving exchange of advertising time for network programming, are recorded at management’s estimate of the fair value of the advertising time exchanged, which approximates the fair value of the program material received. The fair value of advertising time exchanged is estimated by applying average historical advertising rates for specific time periods. Revenue from barter transactions is recognized as the related advertisement spots are broadcast. The Company recorded $2.4 million, $2.5 million and $2.3 million of barter revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

Barter expense is recognized at the time program broadcast rights assets are used. The Company recorded $2.4 million, $2.5 million and $2.3 million of barter expense for the years ended December 31, 2009, 2008 and 2007, respectively, which was included in amortization of broadcast rights in the Company’s statement of operations.

Broadcast Rights and Broadcast Rights Payable

The Company records rights to programs, primarily in the form of syndicated programs and feature movie packages obtained under license agreements for the limited right to broadcast the suppliers’ programming when the following criteria are met: 1) the cost of each program is known or reasonably determinable, 2) the license period has begun, 3) the program material has been accepted in accordance with the license agreement, and 4) the programming is available for use. Broadcast rights are initially recorded at the amount paid or payable to program suppliers; or, in the case of barter transactions, at management’s estimate of the fair value of the advertising time exchanged using historical advertising rates, which approximates the fair value of the program material received. Broadcast rights are stated at the lower of unamortized cost or net realizable value. The current portion of broadcast rights represents those rights available for broadcast which will be amortized in the succeeding year. Amortization of broadcast rights is computed using the straight-line method based on the license period or programming usage, whichever period yields the shorter life. Broadcast rights liabilities are reduced by monthly payments to program suppliers; or, in the case of barter transactions, are amortized over the life of the associated programming license contract as a component of trade and barter revenue. When projected future net revenue associated with a program is less than the current carrying amount of the program broadcast

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

rights, for example, due to poor ratings, the Company writes down the unamortized cost of the broadcast rights to equal the amount of projected future net revenue. If the expected broadcast period was shortened or cancelled, the Company would be required to write-off the remaining value of the related broadcast rights on an accelerated basis or possibly immediately. Such reductions in unamortized costs is included in amortization of broadcast rights in the statement of operations.

Property and Equipment

Property and equipment is stated at cost. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized. Major renewals and betterments are capitalized and ordinary repairs and maintenance are charged to expense in the period incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 39 years (see Note 6).

Network Affiliation Agreements

Network affiliation agreements are stated at estimated fair value at the date of acquisition using a discounted cash flow method. Amortization is computed on a straight-line basis over the estimated useful life of 15 years.

Each of the Company’s stations has a network affiliation agreement pursuant to which the broadcasting network provides programming to the station during specified time periods, including prime time. Under the affiliation agreements with NBC, CBS and ABC, most of the Company’s stations receive compensation for distributing the network’s programming over the air and for allowing the network to keep a portion of advertising inventory during those time periods. The affiliation agreements with Fox and MyNetworkTV do not provide for compensation.

Intangible Assets

Intangible assets consist primarily of goodwill, broadcast licenses (“FCC licenses”) and network affiliation agreements that are stated at estimated fair value at the date of acquisition using a discounted cash flow method. The Company’s goodwill and FCC licenses are considered to be indefinite-lived intangible assets and are not amortized but instead are tested for impairment annually or whenever events or changes in circumstances indicate that such assets might be impaired. Network affiliation agreements are subject to amortization computed on a straight-line basis over the estimated useful life of 15 years.

As required by authoritative guidance for goodwill and other intangible assets, we test our FCC licenses and goodwill for impairment annually or whenever we believe events have occurred and circumstances changed that would more likely than not reduce the fair value of our reporting units below their carrying amounts. The impairment test for FCC licenses consists of a station-by-station comparison of the carrying amount of FCC licenses with their fair value, using a discounted cash flow analysis. The impairment test for goodwill utilizes a two-step fair value approach. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the station (“reporting unit”) to its carrying amount. The fair value of a reporting unit is determined using a discounted cash flows analysis. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

determined by performing an assumed purchase price allocation, using the reporting unit fair value (as determined in Step 1) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

In accordance with authoritative guidance for accounting for the impairment or disposal of long-lived assets, the Company tests network affiliation agreements whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying amount of a network affiliation agreement is recognized when the expected future operating cash flow derived from the operation to which the asset relates is less than its carrying value. The impairment test for network affiliation agreements consists of a station-by-station comparison of the carrying amount of network affiliation agreements with their fair value, using a discounted cash flow analysis. See Note 7 for additional information.

Debt Financing Costs

Debt financing costs represent direct costs incurred to obtain long-term financing and are amortized to interest expense over the term of the related debt. Previously capitalized debt financing costs are expensed and included in loss on extinguishment of debt if the Company determines that there has been a substantial modification of the related debt. As of December 31, 2009 and 2008, debt financing costs of $1.8 million and $0.2 million, respectively, were included in other noncurrent assets.

Advertising Expense

The cost of advertising is expensed as incurred. The Company had $2 thousand in advertising expense for the year ended December 31, 2009 and no advertising expense for the years ended December 31, 2008 and 2007.

Financial Instruments

The carrying amount of cash and cash equivalents, broadcast rights payable, accounts payable and accrued expenses approximates fair value due to their short-term nature. The interest rates on the Company’s term loan and revolving credit facility are adjusted regularly to reflect current market rates.

Income Taxes

The Company accounts for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

On January 1, 2007, the Company adopted interpretive guidance related to income taxes that addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. For interest and penalties relating to income taxes the Company recognizes these items as components of income tax expense.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

Nonmonetary Asset Exchanges

In connection with a spectrum allocation exchange ordered by the FCC within the 1.9 GHz band, Sprint Nextel Corporation (“Nextel”) is required to replace certain existing analog equipment with comparable digital equipment. The Company has agreed to accept the substitute equipment that Nextel will provide and in turn must relinquish its existing equipment to Nextel. Neither party will have any continuing involvement in the equipment transferred following the exchange. We account for this arrangement as an exchange of assets in accordance with accounting and disclosure requirements for exchanges of nonmonetary assets. The equipment the Company receives under this arrangement is recorded at their estimated fair market value and depreciated over estimated useful lives ranging from 5 to 15 years. Management’s determination of the fair market value is derived from the most recent prices paid to manufacturers and vendors for the specific equipment acquired. As equipment is exchanged, the Company records a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished.

Recent Accounting Pronouncements

In June 2009 the Financial Accounting Standards Board (“the FASB”) issued the FASB Accounting Standards Codification (“the Codification”). The Codification is the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All existing accounting standards are superseded. All other accounting guidance not included in the Codification is considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification. The Codification was effective for our September 30, 2009 financial statements. The Codification does not change existing GAAP. The principal impact on our financial statements from the Codification adoption is limited to disclosures as all references to authoritative accounting literature are now referenced in accordance with the Codification.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIE’s. This amendment requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. The amendment requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This amendment is effective for our fiscal year beginning January 1, 2010. We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment removes the concept of a qualifying special-purpose entity. This amendment also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The amendment is effective for our fiscal year beginning January 1, 2010. We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.

In May 2009, the FASB issued a general standard of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard became effective for our second quarter ended June 30, 2009.

In April 2009, the FASB issued a new accounting and disclosure requirement, which increases the frequency of fair value disclosures from an annual to a quarterly basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. The new authoritative guidance is effective for interim and annual periods ending after June 15, 2009. We adopted this guidance in the second quarter of 2009, and it did not impact our financial position or results of operations. It did, however, result in additional disclosures related to the fair value of our debt.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies—(Continued)

In April 2009, the FASB issued guidance for estimating fair values when there is no active market or where the price inputs being used represent distressed sales and identifying circumstances that indicate a transaction is not orderly. This guidance is effective for interim and annual reporting periods ending after June 15, 2009. We adopted this guidance in the second quarter of 2009, and it did not have any effect on the Company’s financial position or results of operations.

In April 2008, the FASB issued guidance related to the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under the accounting and disclosure requirements related to goodwill and other intangible assets. This new guidance also provides additional disclosure requirements related to recognized intangible assets. We adopted this guidance in January 2009 and it did not have a material impact on our financial position or results of operations.

In January 2008, we adopted the FASB’s accounting and disclosure requirements related to fair value measurements as they pertain to financial assets and liabilities. The adoption did not have a material impact on our financial position or results of operations. These new requirements established a framework for measuring fair value, and enhanced the disclosures for fair value measurements. This authoritative guidance applies when other accounting pronouncements require or permit fair value measurements, but it does not require new fair value measurements. In February 2008, the FASB issued a one-year deferral for the application of this standard as it pertains to non-financial assets and liabilities. We adopted this standard for non-financial assets and liabilities in the first quarter of 2009. There were no material effects on our financial statements upon adoption of this new accounting pronouncement; however, this pronouncement could have a material impact in future periods.

In December 2007, the FASB issued authoritative guidance related to business combinations, as well as guidance for the accounting and reporting of noncontrolling interests in consolidated financial statements. These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. We adopted these standards on January 1, 2009. The impact of adopting the standard related to business combinations will be primarily limited to business combinations occurring on or after January 1, 2009. Adoption of the guidance related to noncontrolling interests in consolidated financial statements had no impact on our financial position or results of operations.

3. Acquisitions

Purchase Acquisitions

During 2008, the Company consummated the acquisition listed below. This acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value on the acquisition date. The excess of the purchase price over the fair values assigned to the net assets acquired was recorded as goodwill.

Station	Network Affiliation	Market	Date Acquired
KTVE	NBC	Monroe, Louisiana—El Dorado, Arkansas	January 16, 2008

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. Acquisitions—(Continued)

KTVE

On June 27, 2007, Mission entered into a purchase agreement with Piedmont Television Holdings LLC to acquire substantially all the assets of KTVE, the NBC affiliate serving the Monroe, Louisiana/El Dorado, Arkansas market. On January 16, 2008, Mission completed the acquisition of KTVE for total additional consideration of $8.3 million, inclusive of transaction costs of $0.5 million which is included in goodwill. Pursuant to the terms of the agreement, Mission made a down payment of $0.4 million against the purchase price in June 2007 and paid the remaining $7.4 million, exclusive of transaction costs, on January 16, 2008 from available cash on hand. Upon closing the purchase of KTVE, Mission entered into a JSA and SSA with Nexstar-owned KARD, the Fox affiliate in the market, whereby KARD provides local news, sales and other non-programming services to KTVE.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Accounts receivable	$1,081
Current portion of broadcast rights	408
Prepaid expenses and other current assets	12
Property and equipment	3,534
Intangible assets	3,808
Goodwill	2,802

Total assets acquired	11,645
Less: current portion of broadcast rights payable	152
Less: accounts payable	113
Less: deferred gain on lease	2,216
Less: accrued expenses and other liabilities	854

Net assets acquired	$8,310

Of the $3.8 million of acquired intangible assets, $2.7 million was assigned to FCC licenses that are not subject to amortization and $1.1 million was assigned to network affiliation agreements (estimated useful life of 15 years). Goodwill of $2.8 million is expected to be deductible for tax purposes. The $2.2 million of acquired lease cost is included in other long term liabilities.

Unaudited Pro Forma Information

The following unaudited pro forma information has been presented as if the acquisition of KTVE had occurred on January 1, 2007:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(in thousands, except per share amounts)
Net revenue	$42,168	43,793
Income (loss) from operations	1,148	9,838
Loss before income taxes	(8,290)	(2,870)
Net loss	(7,558)	(4,117)

The above selected unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of results of operations in future periods or results that would have been achieved had the Company owned the acquired station during the specified period.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

4. Pending Transaction with Nexstar

On April 11, 2006, Nexstar and Mission filed an application with the FCC for consent to assignment of the license for KFTA Channel 24 (Ft. Smith, Arkansas) from Nexstar to Mission. Consideration for this transaction is set at $5.6 million. On August 28, 2006, Mission and Nexstar entered into a local service agreement whereby Mission pays Nexstar for the right to broadcast programming on KFTA and Nexstar pays Mission for the right to sell all advertising time on KFTA within certain time periods. Also in 2006, Mission entered into an affiliation agreement with the Fox network which provides Fox programming to KFTA. Upon completing the assignment of KFTA’s license, the Company plans to enter into JSA and SSA agreements with Nexstar-owned KNWA in Fort Smith-Fayetteville-Springdale-Rogers, Arkansas, whereby KNWA will provide local news, sales and other non-programming services to KFTA. See Note 5 for a more complete discussion of the KFTA local service agreement.

In March 2008, the FCC granted the application to assign the license for KFTA from Nexstar to Mission. The grant contained conditions which Nexstar is currently appealing.

5. Related Party Transactions

Local Service Agreements

Mission has entered into local service agreements with Nexstar to provide sales and operating services to all of the Mission stations. Under the terms of a shared services agreement (“SSA”), the Nexstar station in the market provides certain services including news production, technical maintenance and security, in exchange for monthly payments from Mission to Nexstar. For each station that Mission has entered into an SSA, it has also entered into a joint sales agreement (“JSA”). Under the terms of the JSA, Nexstar sells the advertising time of the Mission station and retains a percentage of the net revenue it generates in return for monthly payments to Mission of the remaining percentage of net revenue. Under the terms of a time brokerage agreement (“TBA”), Nexstar programs most of the station’s broadcast time, sells the station’s advertising time and retains the advertising revenue it generates in exchange for monthly payments to Mission. JSA and TBA fees generated from Nexstar under the agreements are reported as “Revenue from Nexstar Broadcasting, Inc.”, and SSA fees incurred by Mission under the agreements are reported as “Fees incurred pursuant to local service agreements with Nexstar Broadcasting, Inc.” in the accompanying statement of operations.

The arrangements under the local service agreements each Mission station has entered into with Nexstar has had the effect of Nexstar receiving substantially all of the available cash, after Mission’s payment of operating costs and debt service, generated by the Company’s stations. Mission anticipates that Nexstar will continue to receive substantially all of Mission’s available cash, after payments for operating costs and debt service, generated by its stations.

In order for both Nexstar and Mission to comply with FCC regulations, Mission maintains complete responsibility for and control over programming, finances, personnel and operations of its stations.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

5. Related Party Transactions—(Continued)

The following table summarizes the various local service agreements Mission-owned stations had in effect with Nexstar as of December 31, 2009:

Station	Market	Affiliation	Type of Agreement	Expiration	Consideration received from or paid to Nexstar
Mission-owned:
WFXP	Erie, PA	Fox	TBA	8/16/11	Monthly payments received from Nexstar(1)
KJTL and KJBO-LP	Wichita Falls, TX-Lawton, OK	Fox MyNetworkTV	SSA JSA	5/31/19 5/31/19	$60 thousand per month paid to Nexstar 70% of the KJTL/KJBO-LP net revenue collected each month received from Nexstar
WYOU	Wilkes Barre-Scranton, PA	CBS	SSA JSA	1/4/18 9/30/14	$35 thousand per month paid to Nexstar 70% of the WYOU net revenue collected each month received from Nexstar
KODE	Joplin, MO-Pittsburg, KS	ABC	SSA JSA	3/31/12 9/30/14	$75 thousand per month paid to Nexstar 70% of the KODE net revenue collected each month received from Nexstar
KRBC	Abilene-Sweetwater, TX	NBC	SSA JSA	6/12/13 6/30/14	$25 thousand per month paid to Nexstar 70% of the KRBC net revenue collected each month received from Nexstar
KSAN	San Angelo, TX	NBC	SSA	5/31/14	$10 thousand per month paid to Nexstar
			JSA	5/31/14	70% of the KSAN net revenue collected each month received from Nexstar
WFXW	Terre Haute, IN	Fox	SSA	5/8/13	$10 thousand per month paid to Nexstar
			JSA	5/8/13	70% of the WFXW net revenue collected each month received from Nexstar
KCIT and KCPN-LP	Amarillo, TX	Fox MyNetworkTV	SSA JSA	4/30/19 4/30/19	$50 thousand per month paid to Nexstar 70% of the KCIT/KCPN-LP net revenue collected each month received from Nexstar
KHMT	Billings, MT	Fox	TBA	12/13/17	Monthly payments received from Nexstar(1)
KAMC	Lubbock, TX	ABC	SSA	2/15/19	$75 thousand per month paid to Nexstar
			JSA	2/15/19	70% of the KAMC net revenue collected each month received from Nexstar
KOLR	Springfield, MO	CBS	SSA	2/15/19	$150 thousand per month paid to Nexstar
			JSA	2/15/19	70% of the KOLR net revenue collected each month received from Nexstar
WUTR	Utica, NY	ABC	SSA	3/31/14	$10 thousand per month paid to Nexstar
			JSA	3/31/14	70% of the WUTR net revenue collected each month received from Nexstar
WTVO	Rockford, IL	ABC/ MyNetworkTV	SSA JSA	10/31/14 10/31/14	$75 thousand per month paid to Nexstar 70% of the WTVO net revenue collected each month received from Nexstar
KTVE	Monroe, LA-El Dorado, AR	NBC	SSA JSA	1/16/18 1/16/18	$20 thousand per month paid to Nexstar 70% of the KTVE net revenue collected each month received from Nexstar
Nexstar-owned:
KFTA	Ft. Smith-Fayetteville-Springdale-Rogers, AR	Fox/NBC	TBA	(2)	$5 thousand per month paid to Nexstar $20 thousand per month received from Nexstar

(1)	Payments are variable based on station’s monthly operating expenses.
(2)	TBA will terminate upon the assignment of KFTA’s FCC license from Nexstar.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

5. Related Party Transactions—(Continued)

Under these agreements, Mission is responsible for certain operating expenses of its stations and therefore may have unlimited exposure to any potential operating losses. Mission will continue to operate its stations under the SSAs and JSAs or TBAs until the termination of such agreements. The SSAs and JSAs generally have a term of ten years. Nexstar indemnifies Mission from Nexstar’s activities pursuant to the local service agreement to which Nexstar is a party.

Management Services Agreement

Mission’s sole shareholder and his spouse are parties to a management services agreement. Under this agreement, Mission pays the sole shareholder up to $0.4 million per year for certain management services and pays his spouse by the hour for certain management services. Pursuant to the management services agreement, Mission paid compensation to its sole shareholder in the amount of $ 0.4 million, $0.3 million, and $0.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, which is included in selling, general and administrative expenses in the Company’s statement of operations. Effective July 1, 2008, the sole shareholder’s spouse is no longer an employee of the Company.

6. Property and Equipment

Property and equipment consisted of the following:

		December 31,
	Estimated useful life (years)	2009	2008
		(in thousands)
Buildings and building improvements	39	$7,760	$6,912
Land and land improvements	N/A-39	1,442	1,442
Leasehold improvements	term of lease	70	70
Studio and transmission equipment	5-15	38,633	37,894
Office equipment and furniture	3-7	1,294	1,302
Vehicles	5	1,015	1,149
Construction in progress	N/A	580	7,659

		50,794	56,428
Less: accumulated depreciation		(22,184)	(27,159)

Property and equipment, net of accumulated depreciation		$28,610	$29,269

The Company recorded depreciation expense in the amounts of $3.7 million, $3.3 million and $3.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

In February 2006, President Bush signed into law legislation that established February 17, 2009 as the deadline for television broadcasters to complete their transition to digital transmission and return their analog spectrum to the FCC. In February 2009, President Obama extended this deadline to June 12, 2009. As a result, the Company reassessed the estimated useful lives of its analog transmission equipment and has accelerated the depreciation of certain equipment affected by the digital conversion. Equipment having a net book value of approximately $2.4 million as of February 1, 2006, which was previously being depreciated over various remaining useful lives which extended from 2013 to 2020, was fully depreciated as of February 2009. During the years ended December 31, 2009, 2008 and 2007, the accelerated depreciation of analog transmission equipment increased depreciation expense and net loss by approximately $0.1 million, $0.6 million and $0.6 million, respectively.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

6. Property and Equipment—(Continued)

During the fourth quarter of 2009, the Company corrected depreciation expense for an error that increased 2009 net loss by $0.1 million. The error related to depreciation of analog equipment that should have been accelerated so the equipment would have been fully depreciated by June 2009. We evaluated this error taking into account both qualitative and quantitative factors and considered the impact of this error in relation to the current period, which is when it was corrected, as well as prior periods when the depreciation should have been recognized. Management believes this error is immaterial to both the 2009 financial statements as well as any prior periods affected.

During the second quarter of 2009, the Company corrected depreciation expense and certain balance sheet accounts for an error discovered during the quarter which increased the 2009 net loss by $0.2 million. The error related to the estimated fair values and subsequent depreciation of certain fixed assets associated with the KTVE acquisition in 2008 which had shortened useful lives due to the conversion from analog to digital equipment as mandated by the FCC. The impact of correcting this error in 2008 would have also increased net loss by $0.2 million for the annual period and lesser amounts for each quarter during the year. No periods prior to 2008 would have been impacted since the assets were acquired in January 2008. We evaluated this error taking into account both qualitative and quantitative factors and considered the impact of this error in relation to the current period, which is when it was corrected, as well as the period in which it originated. Management believes this error is immaterial to both the 2009 annual financial statements as well as to 2008 annual financial statements.

On May 11, 2001, the Company sold its telecommunications tower facilities associated with KCIT, KOLR, KHMT and KAMC for cash and entered into noncancellable operating leases with the buyer for tower space. In 2001, the Company recorded a gain on the sale which has been deferred and is being recognized over the lease term which expires in May 2021. The deferred gain at December 31, 2009 and 2008 was approximately $1.9 million and $2.1 million, respectively ($0.2 million was included in current liabilities at December 31, 2009 and 2008).

7. Intangible Assets and Goodwill

Intangible assets subject to amortization consisted of the following:

		December 31, 2009			December 31, 2008
	Estimated useful life (years)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in thousands)			(in thousands)
Network affiliation agreements	15	$66,443	$(44,348)	$22,095	$66,443	$(40,079)	$26,364
Other definite-lived intangible assets	1-15	13,117	(9,695)	3,422	13,117	(8,816)	4,301

Total intangible assets subject to amortization		$79,560	$(54,043)	$25,517	$79,560	$(48,895)	$30,665

We recorded an impairment charge of $2.3 million during the third quarter of 2009 that included an impairment to the carrying values of FCC licenses of $2.0 million, related to eight of our stations and an impairment to the carrying values of goodwill of $0.3 million, related to one reporting unit consisting of one of our television stations. As required by the authoritative guidance for goodwill and other intangible assets, we

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

7. Intangible Assets and Goodwill—(Continued)

tested our FCC licenses and goodwill for impairment at September 30, 2009, between the required annual tests, because we believed events had occurred and circumstances changed that would more likely than not reduce the fair value of our reporting units below their carrying amounts and that our FCC licenses might be impaired. These events and circumstances include the overall economic recession and a continued decline in demand for advertising at several of our stations.

We completed our annual test for impairment of goodwill and FCC licenses as of December 31, 2009 which resulted in no additional impairment charge.

As required by authoritative guidance for goodwill and other intangible assets and authoritative guidance for accounting for the impairment or disposal of long-lived assets, we tested our network affiliation agreements, FCC licenses and goodwill for impairment at September 30, 2008, because we believed events had occurred and circumstances changed that would more likely than not reduce the fair value of our reporting units below their carrying amounts and that our FCC licenses and network affiliation agreements might be impaired. These events included the decline in overall economic conditions and the resulting decline in advertising revenues at some of our television stations. We recorded an impairment charge of $5.9 million that included an impairment to the carrying values of FCC licenses of $4.7 million, related to 6 of our television stations; an impairment to the carrying value of network affiliation agreements of $1.0 million, related to 2 of our television stations; and an impairment to the carrying values of goodwill of $0.2 million, related to 2 of our television stations.

We performed our annual test for impairment at December 31, 2008 and due to the continued decline in overall economic conditions during the fourth quarter of 2008 and the further decline in our forecasts for advertising revenues at some stations, the Company recorded an additional $5.5 million in impairment charges in the fourth quarter 2008, for an annual total of $11.4 million. Of the additional $5.5 million impairment charges, $4.0 million was for FCC licenses, related to 9 of our television stations, $0.4 million was for network affiliation agreements related to 1 television stations, and $1.1 million was for goodwill, related to 3 of our television stations.

Determining the fair value of our television stations requires our management to make a number of judgments about assumptions and estimates that are highly subjective and that are based on unobservable inputs. The actual results may differ from these assumptions and estimates; and it is possible that such differences could have a material impact on our financial statements. In addition to the various inputs (i.e. market growth, operating profit margins, discount rates) that we use to calculate the fair value of our FCC licenses and reporting units, we evaluate the reasonableness of our assumptions by comparing the total fair value of all our reporting units to our total market capitalization; and by comparing the fair value of our reporting units or television stations, and FCC licenses to recent television station sale transactions. The assumptions used in the valuation testing have certain subjective components including anticipated future operating results and cash flows based on our own internal business plans as well as future expectations about general economic and local market conditions.

As noted above, we are required under authoritative guidance to test our indefinite-lived intangible assets on an annual basis or whenever events or changes in circumstances indicate that these assets might be impaired. As a result, if the current economic trends continue and the credit and capital markets continue to be disrupted, it is possible that we may record further impairments in the future.

The estimated useful life of network affiliation agreements contemplates renewals of the underlying agreements based on the Company’s historical ability to renew such agreements without significant cost or

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

7. Intangible Assets and Goodwill—(Continued)

modifications to the conditions from which the value of the affiliation was derived. These renewals can result in estimated useful lives of individual affiliations ranging from 12 to 20 years. Management has determined that 15 years is a reasonable estimate within the range of such estimated useful lives.

Total amortization expense from definite-lived intangibles for the years ended December 31, 2009, 2008 and 2007 was $5.1 million, $5.4 million and $5.4 million, respectively.

The following table presents the Company’s estimate of amortization expense for each of the five succeeding fiscal years and thereafter for definite-lived intangible assets recorded on its books as of December 31, 2009 (in thousands):

Year ending December 31,
2010	$5,148
2011	$5,094
2012	$5,082
2013	$4,254
2014	$1,382
Thereafter	$4,557

The aggregate carrying value of indefinite-lived intangibles, consisting of FCC licenses and goodwill, was $39.4 million and $41.3 million at December 31, 2009 and 2008, respectively. Indefinite-lived intangible assets are not subject to amortization, but are tested for impairment annually or whenever events or changes in circumstances indicate that such assets might be impaired.

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008, respectively, are as follows:

	2009	2008
Goodwill	$19,924	$17,122
Accumulated impairment losses	(1,289)	—

Balance as of January 1	$18,635	$17,122

Acquisitions	—	2,802
Impairment	(261)	(1,289)
Reclassification of asset	355	—

Goodwill	$20,279	$19,924
Accumulated impairment losses	(1,550)	(1,289)

Balance as of December 31, 2009 and 2008, respectively	$18,729	$18,635

During 2009, the Company reclassified certain amounts representing goodwill that were improperly classified as property and equipment when recording the fair value of KTVE assets, which were acquired in 2008.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

7. Intangible Assets and Goodwill—(Continued)

The changes in the carrying amount of FCC licenses for the years ended December 31, 2009 and 2008, respectively are as follows:

	2009	2008
FCC licenses	$31,395	$28,736
Accumulated impairment losses	(8,700)	—

Balance as of January 1	$22,695	$28,736

Acquisitions	—	2,659
Impairment	(1,997)	(8,700)

FCC licenses	$31,395	$31,395
Accumulated impairment losses	(10,697)	(8,700)

Balance as of December 31, 2009 and 2008, respectively	$20,698	$22,695

The fair value measurements of our goodwill and FCC licenses are as follows using the three-level fair value hierarchy established by authoritative accounting guidance for the year ended December 31, 2009:

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
			(in thousands)
Goodwill			$18,729	$(261)
FCC licenses			$20,698	$(1,997)

Determining the fair value of our television stations requires our management to make a number of judgments about assumptions and estimates that are highly subjective and that are based on unobservable inputs or assumptions. The actual results may differ from these assumptions and estimates; and it is possible that such differences could have a material impact on our financial statements.

8. Debt

Long-term debt consisted of the following:

	December 31,
	2009	2008
	(in thousands)
Term loans	$165,360	$167,087
Revolving credit facility	7,000	7,000

	172,360	174,087
Less: current portion	(1,727)	(1,727)

	$170,633	$172,360

On October 8, 2009, Mission amended its senior secured credit facility. The amendment modifies certain terms of Mission Credit Agreement, including, but not limited to a general tightening of the exceptions to the negative covenants (principally by means of reducing the types and amounts of permitted transactions) and an

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

8. Debt—(Continued)

increase to the interest rates and fees payable with respect to the borrowings under the Amended Mission Credit Agreement. The Amended Mission Credit Agreement also incorporates, by reference to the Amended Nexstar Credit Agreement changes to the financial covenants and applicable definitions.

On an annual basis following the delivery of Mission’s year end financial statements, the Amended Mission Credit Agreement requires mandatory prepayments of principal, as well as a permanent reduction in revolving credit commitments, subject to a computation of excess cash flow for the preceding fiscal year, as more fully set forth in the Amended Mission Credit Agreement. The Amended Mission Credit Agreement also places additional restrictions on the use of proceeds from asset sales, equity issuances, or debt issuances (with the result that such proceeds, subject to certain exceptions, be used for mandatory prepayments of principal and permanent reductions in revolving credit commitments), and includes an anti-cash hoarding provision which requires that Mission utilize unrestricted cash and cash equivalent balances in excess of $15 million to repay principal amounts outstanding, but not permanently reduce capacity, under the revolving credit facility.

The Amended Mission Credit Agreement also revised the interest rate provisions. As amended, borrowings under the Facility may bear interest at either (i) a Eurodollar Rate, which has been amended to include an interest rate floor equal to 1% or (ii) a Base Rate, which, as amended, is defined as the greater of (1) the sum of 1/2 of 1% plus the Federal Funds Rate, (2) Bank of America, N.A.’s prime rate and (3) the sum of (x) 1% plus (y) the Eurodollar Rate. The definition of applicable margin was changed to eliminate the pricing grid and replace it with a fixed rate. As amended, the applicable margin for Eurodollar loans is a rate per annum equal to 4% and the applicable margin for Base Rate loans is a rate per annum equal to 3%.

In conjunction with the amendment to our credit agreement, $0.1 million related to professional fees were recognized as administrative expense as incurred.

Senior Secured Credit Facility

On April 1, 2005, Mission entered into an amended and restated senior secured credit facility agreement (the “Mission Facility”) with a group of commercial banks which replaced its previous bank credit facility that had provided for a $152.0 million Term Loan D and a $30.0 million revolving loan. The Mission Facility consists of a Term Loan B and a $15.0 million revolving loan. Proceeds obtained under the Term Loan B were used to repay Mission’s existing Term Loan D in the amount of $150.9 million plus accrued interest and repay outstanding borrowings under the revolving loan in the amount of $21.5 million plus accrued interest.

As of December 31, 2009 and 2008, Mission had $165.4 million and $167.1 million, respectively, outstanding under its Term Loan B and $7.0 million outstanding under its revolving loan.

The Term Loan B matures in October 2012, and is payable in consecutive quarterly installments amortized at 0.25% quarterly, which commenced on December 30, 2005, with the remaining 93.25% due at maturity. During the year ended December 31, 2009 repayments of Mission’s Term Loan B totaled $1.7 million. The revolving loan is not subject to incremental reduction and matures in April 2012. Mission is required to prepay borrowings outstanding under the Mission Facility with certain net proceeds, recoveries and excess cash flows as defined in the credit facility agreement.

Interest rates are selected at Mission’s option and the applicable margin is adjusted quarterly as defined in the credit facility agreement. The total weighted-average interest rate of the Mission Facility was 5.0% and 3.2% at December 31, 2009 and 2008, respectively. Interest is payable periodically based on the type of interest rate

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

8. Debt—(Continued)

selected. Additionally, Mission is required to pay quarterly commitment fees on the unused portion of its revolving loan commitment of 0.75% per annum, based on the consolidated senior leverage ratio of Nexstar and Mission for that particular quarter.

As of December 31, 2009, there were approximately $8.0 million of unused commitments under Mission’s credit facility. The total amount of borrowings available under the revolving loan commitment of Mission’s senior secured credit facility is based on covenant calculations contained in Nexstar’s credit agreement. As of December 31, 2009, all $8.0 million of total unused commitments under the Mission credit facility were available for borrowing.

Collateralization and Guarantees of Debt

Nexstar Broadcasting Group, Inc. (Nexstar’s ultimate parent) and its subsidiaries guarantee full payment of all obligations under the Mission Facility in the event of its default. Similarly, Mission is a guarantor of Nexstar’s bank credit facility, the 7% PIK senior subordinated notes and the 7% senior subordinated notes issued by Nexstar. The bank credit facilities are collateralized by a security interest in substantially all the combined assets, excluding FCC licenses, of Nexstar and Mission.

Debt Covenants

Mission’s bank credit facility agreement does not contain financial covenant ratio requirements, but does provide for default in the event Nexstar does not comply with all covenants contained in its credit agreement.

Fair Value of Debt

The aggregate carrying amounts and estimated fair value of Mission’s debt were as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Term loans(1)	$165,360	$154,850	$167,087	$151,059
Revolving credit facilities(1)	$7,000	$6,624	$7,000	$6,284

(1)	The fair value of bank credit facilities is computed based on borrowing rates currently available to Mission for bank loans with similar terms and average maturities. These fair value measurements are considered Level 3 (significant and unobservable).

Debt Maturities

At December 31, 2009, scheduled maturities of Mission’s debt (undiscounted) are summarized as follows (in thousands):

Year ended December 31,
2010	$1,727
2011	1,727
2012	168,906
2013	—
2014	—
Thereafter	—

$172,360

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

9. Common Stock

The Company is 100% owned by one shareholder, David S. Smith. As of December 31, 2009 and 2008, the Company had authorized, issued and outstanding 1,000 shares of common stock with a $1 dollar par value. Each share of common stock is entitled to one vote.

10. Gain on Asset Exchange

In 2004, the FCC approved a spectrum allocation exchange between Sprint Nextel Corporation (“Nextel”) and public safety entities to eliminate interference being caused to public safety radio licensees by Nextel’s operations. As part of this spectrum exchange, the FCC granted Nextel the right to certain spectrum within the 1.9 GHz band that is currently used by television broadcasters. In order to utilize this spectrum, Nextel is required to relocate the broadcasters to new spectrum by replacing all analog equipment currently used by broadcasters with comparable digital equipment. The Company has agreed to accept the substitute equipment that Nextel will provide and in turn must relinquish its existing equipment back to Nextel. This transition began on a market by market basis beginning in the third quarter of 2007. The equipment the Company receives under this arrangement is recorded at their estimated fair market value and depreciated over estimated useful lives ranging from 5 to 15 years. Management’s determination of fair market value is derived from the most recent prices paid to manufacturers and vendors for the specific equipment acquired. As equipment is exchanged, the Company records a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished. For the years ended December 31, 2009, 2008 and 2007, the Company recognized gains of $2.4 million, $0.9 million and $0.3 million, respectively, from the exchange of this equipment.

11. Income Taxes

The provision (benefit) for income taxes consisted of the following components:

	Years Ended December 31,
	2009	2008	2007
	(in thousands)
Current tax expense:
Federal	$—	$—	$—
State	60	77	72

	60	77	72

Deferred tax expense (benefit):
Federal	827	(744)	1,215
State	99	(70)	(152)

	926	(814)	1,063

Income tax expense (benefit):	$986	$(737)	$1,135

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

11. Income Taxes—(Continued)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% to loss from operations before income taxes. The sources and tax effects of the differences were as follows:

	Years Ended December 31,
	2009	2008	2007
	(in thousands)
Tax benefit at 35% statutory federal rate	$(574)	$(2,897)	$(1,017)
Change in valuation allowance	1,562	2,394	2,478
State and local taxes, net of federal benefit	(4)	(235)	(327)
Other, net	2	1	1

Income tax expense (benefit)	$986	$(737)	$1,135

The components of the net deferred tax asset and liability were as follows:

	December 31,
	2009	2008
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$31,598	$28,893
Other intangible assets	4,786	4,923
Deferred revenue	1,398	1,654
Other	1,140	1,970

Total deferred tax assets	38,922	37,440
Valuation allowance	(36,787)	(36,083)

Net deferred tax assets	2,135	1,357

Deferred tax liabilities:
Property and equipment	(1,791)	(1,005)
Goodwill	(3,202)	(2,636)
FCC licenses	(3,975)	(3,626)

Total deferred tax liabilities	(8,968)	(7,267)

Net deferred tax liability	$(6,833)	$(5,910)

The Company’s income tax expense is primarily comprised of deferred income taxes created by an increase in the deferred tax liabilities position during the year resulting from the amortization of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes. These deferred tax liabilities do not reverse on a scheduled basis and are not used to support the realization of deferred tax assets. The Company’s deferred tax assets primarily result from federal and state net operating loss carryforwards (“NOLs”). The Company’s NOLs are available to reduce future taxable income if utilized before their expiration. The Company has provided a valuation allowance for certain deferred tax assets as it believes they may not be realized through future taxable earnings.

On May 18, 2006, the State of Texas enacted legislation to change its existing franchise tax from a tax based on taxable capital or earned surplus to a new tax based on modified gross revenue (“Margin Tax”). The former Texas franchise tax structure remained in existence until the end of 2006. Beginning in 2007, the Margin Tax

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

11. Income Taxes—(Continued)

imposes a 1% tax on revenues, less certain costs, as specified in the legislation, generated from Texas activities. Additionally, the legislation provides a temporary credit for Texas business loss carryovers existing through 2006 to be used as an offset to the Margin Tax. On June 15, 2007, the Texas Governor signed legislation that provided various technical corrections to the Texas Margin Tax. Based on the changes provided in this newly enacted tax law, the Company adjusted its temporary credit for Texas business loss carryovers to be utilized as an offset to the Margin Tax and a related deferred tax asset during the second quarter of 2007. The effect of the revision made to the temporary credit increased the Company’s deferred tax assets position resulting in approximately a $0.3 million reduction in the deferred state income tax provision for the year ended December 31, 2007.

As discussed in Note 2, the Company adopted interpretive guidance related to uncertainty surrounding tax benefits on January 1, 2007. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2009	$3,677
Increases in tax positions from prior years	—
Decreases in tax positions from prior years	—
Increases in tax positions for current year	—
Settlements	—
Lapse in statute of limitations	—

Gross unrecognized tax benefits at December 31, 2009	$3,677

Interest expense and penalties related to the Company’s uncertain tax positions are reflected as a component of income tax expense in the Company’s Consolidated Statements of Operations. As of December 31, 2009 and 2008, the Company has not accrued interest on the unrecognized tax benefits as an unfavorable outcome upon examination would not result in a cash outlay but would reduce NOLs subject to a valuation allowance.

As of December 31, 2009, the total gross unrecognized tax benefits were approximately $3.7 million. If recognized, this amount would result in a favorable effect on the Company’s effective tax rate excluding impact on the Company’s valuation allowance position. The Company does not expect the amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal tax examinations for years after 2005. Additionally, any NOLs that were generated in prior years and will be utilized in the future may also be subject to examination by the Internal Revenue Service. State jurisdictions that remain subject to examination are not considered significant.

The valuation allowance increased for the years ended December 31, 2009 and 2008 by $0.7 million and $3.2 million, respectively primarily related to the generation of current year net operating losses, the benefit of which may not be realized.

At December 31, 2009, the Company has NOLs available of approximately $86.1 million which are available to reduce future taxable income if utilized before their expiration. The federal NOLs begin to expire in 2016 through 2029 if not utilized. Utilization of NOLs in the future may be limited if changes in the Company’s ownership occurs.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

12. FCC Regulatory Matters

Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the “Communications Act”). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC, and empowers the FCC, among other things, to issue, revoke, and modify broadcasting licenses, determine the location of television stations, regulate the equipment used by television stations, adopt regulations to carry out the provisions of the Communications Act and impose penalties for the violation of such regulations. The FCC’s ongoing rule making proceedings could have a significant future impact on the television industry and on the operation of the Company’s stations. In addition, the U.S. Congress may act to amend the Communications Act in a manner that could impact the Company’s stations and the television broadcast industry in general.

Some of the more significant FCC regulatory matters impacting the Company’s operations are discussed below.

Digital Television (“DTV”) Conversion

In February 2009, President Obama signed into law legislation that established June 12, 2009 as the deadline for television broadcasters to complete their transition to DTV-only operations and return their analog spectrum to the FCC. The DTV transmission system delivers video and audio signals of higher quality (including high definition television) than the existing analog transmission system. DTV also has substantial capabilities for multiplexing (the broadcast of several channels of programs concurrently) and data transmission. The introduction of digital television requires consumers to purchase new television sets that are capable of receiving and displaying the DTV signals, or adapters to receive DTV signals and convert them to analog signals for display on their existing receivers.

On June 12, 2009, all full-power television broadcasters were required to cease operating in an analog format and operate exclusively in digital (DTV) format. All of Mission’s stations have completed the transition from analog to digital and hold DTV authorizations issued by the FCC.

DTV conversion expenditures were $1.0 million, $7.3 million and $2.3 million, respectively, for the years ended December 31, 2009, 2008 and 2007.

Media Ownership

In 2006, the FCC initiated a rulemaking proceeding which provides for a comprehensive review of all of its media ownership rules, as required by the Communications Act. The Commission considered rules relating to ownership of two or more TV stations in a market, ownership of local TV and radio stations by daily newspapers in the same market, cross-ownership of local TV and radio stations, and changes to how the national TV ownership limits are calculated. In February 2008, the FCC adopted modest changes to its newspaper broadcast cross-ownership rule while retaining the rest of its ownership rules then currently in effect. Multiple challenges to this proceeding were filed with the U.S. Courts of Appeal. The court proceedings remain pending. The FCC will be making a further review of its media ownership rules in 2010.

The FCC is required by statute to review its media ownership rules every four years and to eliminate those rules it finds no longer serve the “public interest, convenience and necessity”. During 2009, the FCC held a series of hearings designed to evaluate possible changes to its rules. Sometime during 2010, the FCC is expected to officially initiate the next statutorily-mandated review of its media ownership rules and request public comments thereon.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

13. Commitments and Contingencies

Broadcast Rights Commitments

Broadcast rights acquired for cash under license agreements are recorded as an asset and a corresponding liability at the inception of the license period. Future minimum payments arising from unavailable future broadcast license commitments outstanding are as follows at December 31, 2009 (in thousands):

Year ended December 31,
2010	$230
2011	631
2012	323
2013	86
2014	156
Thereafter	7

Future minimum payments for unavailable cash broadcast rights	$1,433

Unavailable broadcast rights commitments represent obligations to acquire cash program rights for which the license period has not commenced and, accordingly, for which no asset or liability has been recorded.

Operating Leases

The Company leases towers, office space and operating equipment under noncancelable operating lease arrangements expiring through April 2032. Charges to operations for such leases aggregated approximately $1.9 million, $1.8 million and $1.8 million, respectively for the years ended December 31, 2009, 2008 and 2007. Future minimum lease payments under these operating leases are as follows at December 31, 2009 (in thousands):

Year ended December 31,
2010	$1,135
2011	1,182
2012	1,238
2013	1,298
2014	1,360
Thereafter	17,567

Future minimum lease payments under operating leases	$23,780

Guarantees of Nexstar Debt

Mission is a guarantor of and has pledged substantially all its assets, excluding FCC licenses, to Nexstar’s bank credit facility. Nexstar’s bank credit facility, which matures in 2012, consists of a Term Loan B and a $82.5 million revolving loan.

Mission is also a guarantor of the 7% senior subordinated notes (“7% Notes”) and 7% PIK senior subordinated notes, both due 2014 issued by Nexstar. Both notes are general unsecured senior subordinated obligations subordinated to all of Mission’s senior debt.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

13. Commitments and Contingencies—(Continued)

Mission guarantees full payment of all obligations incurred under Nexstar’s bank credit facility agreement and the 7% Notes. In the event that Nexstar is unable to repay amounts due under these debt obligations, Mission will be obligated to repay such amounts. The maximum potential amount of future payments that Mission would be required to make under these guarantees would be generally limited to the amount of borrowings outstanding under Nexstar’s bank credit facility, the 7% PIK senior subordinated notes and the 7% Notes. At December 31, 2009, Nexstar had issued an aggregate principal amount of $47.9 million of the 7% Notes, $142.9 million of the 7% PIK senior subordinated notes and had $226.3 million outstanding under its bank credit facility.

Purchase Options Granted to Nexstar

In consideration of Nexstar Broadcasting Group’s guarantee of Mission’s bank credit facility, Mission’s sole shareholder has granted Nexstar purchase options to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent, for consideration equal to the greater of (1) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness as defined in the option agreement, or (2) the amount of its indebtedness. Cash flow is defined as income or loss from operations, plus depreciation and amortization (including amortization of broadcast rights), interest income, non-cash trade and barter expenses, nonrecurring expenses (including time brokerage agreement fees), network compensation payments received or receivable and corporate management fees, less payments for broadcast rights, non-cash trade and barter revenue and network compensation revenue. These option agreements (which expire on various dates between 2011 and 2018) are freely exercisable or assignable by Nexstar without consent or approval by Mission’s sole shareholder. The Company expects these option agreements to be renewed upon expiration.

Indemnification Obligations

In connection with certain agreements that the Company enters into in the normal course of its business, including local service agreements, business acquisitions and borrowing arrangements, the Company enters into contractual arrangements under which the Company agrees to indemnify the third party to such arrangement from losses, claims and damages incurred by the indemnified party for certain events as defined within the particular contract. Such indemnification obligations may not be subject to maximum loss clauses and the maximum potential amount of future payments the Company could be required to make under these indemnification arrangements may be unlimited. Historically, payments made related to these indemnifications have been immaterial and the Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements.

Litigation

From time to time, the Company is involved in claims that arise out of the normal course of its business. In the opinion of management, any resulting liability with respect to these claims would not have a material adverse effect on the Company’s financial position or results of operations.

14. Employment Benefits

Retirement Savings Plan

The Company has established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the “Plan”). The Plan covers substantially all employees of the Company who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. Contributions to the Plan may be made at the discretion of the Company. The Company did not make any contributions to the Plan in 2009 and 2008. Mission recorded contributions of $17 thousand year ended December 31, 2007.

MISSION BROADCASTING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

15. Valuation and Qualifying Accounts

Allowance for Doubtful Accounts Rollforward

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Increase Due to Acquisitions	Deductions(1)	Balance at End of Period
(in thousands)
Year ended December 31, 2007	$—	$—	$—	$—	$—
Year ended December 31, 2008	—	—	—	—	—
Year ended December 31, 2009	—	—	—	—	—

(1)	Uncollectible accounts written off, net of recoveries.

Valuation Allowance for Deferred Tax Assets Rollforward

	Balance at Beginning of Period	Additions Charged to Costs and Expenses(1)	Additions Charged to Other Accounts	Deductions(2)	Balance at End of Period
	(in thousands)
Year ended December 31, 2007	$35,584	$2,478	$—	$(5,181)	$32,881
Year ended December 31, 2008	32,881	2,394	808	—	36,083
Year ended December 31, 2009	36,083	1,562	—	(858)	36,787

(1)	Increase in valuation allowance related to the generation of net operating losses and other deferred tax assets.
(2)	Decrease in valuation allowance associated with adjustments to certain deferred tax assets and their related allowance.

$325,000,000

NEXSTAR BROADCASTING, INC.

Exchange Offer for

Senior Secured Second Lien Notes due 2017

PROSPECTUS

January 10, 2011

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

Until April 10, 2011, all dealers that effect transactions in these securities, whether or not participating in the exchange offer may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.